As filed with the Securities and Exchange Commission on October 31, 2011
No. 333-173668

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 5
to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
Bluestem Brands, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5961	61-1425164
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6509 Flying Cloud Drive
Eden Prairie, Minnesota 55344
(952) 656-3700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Brian A. Smith
Chief Executive Officer
Bluestem Brands, Inc.
6509 Flying Cloud Drive
Eden Prairie, Minnesota 55344
(952) 656-3700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

David B. Miller, Esq. Faegre & Benson LLP 90 South Seventh Street Minneapolis, Minnesota 55402 (612) 766-7000	David Lopez, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price Per Share	Offering Price(1)(2)	Fee(2)
Common Stock, $0.00001 par value per share	11,500,000(1) shares	$16.00(2)	$184,000,000	$21,312(3)

(1)	Includes 1,500,000 shares of common stock that the underwriters may purchase from us upon exercise of the over-allotment option.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$17,415 of the registration fee was previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated October 31, 2011

10,000,000 Shares

Bluestem Brands, Inc.

Common Stock

This is the initial public offering of shares of common stock of Bluestem Brands, Inc. We are offering 10,000,000 shares of our common stock. The estimated initial public offering price is between $14.00 and $16.00 per share. We have applied for listing of our common stock on the NASDAQ Global Select Market under the symbol “BSTM.”

Investing in our common stock involves risk. See “Risk Factors” beginning on page 13.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds to Bluestem, before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 1,500,000 additional shares of common stock.

The underwriters expect to deliver the shares on or about          , 2011.

Piper Jaffray	Wells Fargo Securities

Deutsche Bank Securities	Oppenheimer & Co.	William Blair & Company

The date of this prospectus is          , 2011.

Char-Broil AT&T SHARP Canon BOSS AUDIO SYSTEMS SYLVANIA JVC PHILIPS NORELCO

KitchenAid dyson BULOVA Columbia Bluetooth CONAIR WARING PRO

Cuisinart SKECHERS NINTENDO DS Panasonic DKNY YARD MACHINES Halex

ORECK JENSEN Canon Reebok SONY DEWALT uniden

bluestem
brands, inc.

Now You Can® FINGERHUT

Gettington.com

Bluestem brands, inc. Now you can FiNGERHUT. Gettington.com

We are responsible for the information contained in this prospectus and in any related free writing prospectus we prepare or authorize. We have not authorized anyone to give you any other information, and we take no responsibility for any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus or a free writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

i

ABOUT THIS PROSPECTUS

Certain differences in the numbers in the tables and text throughout this prospectus may exist due to rounding.

We use a typical retail 52 or 53 week fiscal year ending on the Friday closest to January 31st of each year. Fiscal years are identified in this prospectus according to the calendar year in which the fiscal year begins. For example, references to “2010,” “fiscal 2010,” “fiscal year 2010” or similar references refer to the fiscal year ended January 28, 2011.

All share and per share information referenced throughout this prospectus has been adjusted to reflect a 1 for 94.67 reverse stock split of our common stock that became effective on September 9, 2011, other than references to our authorized equity capital and except as otherwise indicated.

TRADEMARKS AND TRADE NAMES

This prospectus includes our trademarks such as Fingerhut®, Gettington.com®, and Fingerhut FreshStartsm, which are protected under applicable intellectual property laws and are the property of Bluestem Brands, Inc. or its subsidiaries. Solely for convenience, trademarks and trade names referred to in this prospectus may appear without the ®, sm or tm symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks and trade names. This prospectus also contains trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Such trademarks and trade names may also appear without the ®, sm or tm symbols.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is a brief overview of the key aspects of this offering and does not contain all of the information that you should consider in making your investment decision. You should read the following summary together with the entire prospectus, including the more detailed information regarding us, the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus before deciding to invest in our common stock. Some of the statements in this prospectus constitute forward looking statements. See “Forward Looking Statements.”

Company Overview

We are a leading national multi-brand, multi-channel retailer of a broad selection of name brand and private label general merchandise which we sell through our Fingerhut and Gettington.com brands to low to middle income consumers. We estimate that our target customer demographic represents approximately 100 million consumers, or approximately one-third of the U.S. population. Our customers rely on the credit products we offer to pay over time for their purchases from us.

We market our merchandise to our existing and prospective customers through multi-channel marketing strategies and proprietary targeted marketing and credit decision-making tools. Very few retailers today combine the sale of general merchandise with customized credit products. We believe that the breadth of the merchandise and the flexibility and convenience of the credit products we offer, combined with our high level of customer service, create value for our customers and promote loyalty, as demonstrated by our high customer repurchase rate of approximately 57% during 2010.

The Fingerhut brand has provided customers with extensive branded, non-branded and private label general merchandise selections, and monthly payment plans, for over 60 years. Historically, catalogs have been the primary source of orders for Fingerhut, although customers are increasingly making purchases online. We launched Gettington.com in 2009 as an alternative e-commerce brand targeting a slightly younger, more e-commerce focused customer. Overall, online orders accounted for 44% of our total orders during 2010, compared to 25% in 2005.

We offer an extensive assortment of general merchandise including hundreds of well recognized name brands such as Columbia, Dyson, Fisher-Price, KitchenAid, Skechers and Sony, as well as targeted, high quality private label offerings under our own brands, including Chef’s Mark, LifeMax, Master Craft, McLeland Designs, Outdoor Spirit and Super Chef. We continuously tailor our merchandise across three key product categories:

•	Home — including housewares, bed and bath, lawn and garden, home furnishings and hardware;

•	Entertainment — including electronics, video games, toys and sporting goods; and

•	Fashion — including apparel, footwear, cosmetics, fragrances and jewelry.

In fiscal year 2010, we had net sales of $521 million versus $438 million in fiscal 2009, an increase of 19%. Adjusted EBITDA grew 23% over the same period, from $64 million to $78 million. Net income before loss from derivatives in our own equity grew 34%, from $16 million to $21 million, while GAAP net income declined from $9.2 million in fiscal 2009 to a loss of $11.5 million in fiscal 2010, due to increases in the value of the conversion feature of our preferred stock and the value of our common stock warrants. Additionally, new customer acquisitions increased over that same period from 439,000 to 599,000, a 36% increase, and average order size grew 8%, from $166 to $180. For a discussion of the non-GAAP measures Adjusted EBITDA and net income before loss from derivatives in our own equity, and reconciliations to net income, see notes (i) and (j) to “Selected Consolidated Financial and Other Data.”

Our History

Founded in 1948, the Fingerhut brand stands for offering customers a wide assortment of high quality general merchandise and flexible monthly payment plans. Our company, Bluestem Brands, Inc., formerly named Fingerhut Direct Marketing, Inc., was established in 2002 when we acquired certain assets of Fingerhut Companies, Inc., from FAC Acquisition LLC, which had acquired the assets from Federated Department Stores, Inc.

Industry Overview

We participate in the general merchandise segment of the retailing industry and sell through complementary catalog and e-commerce channels.

General Merchandise — According to the U.S. Census Bureau, this segment generated $610.3 billion of sales in 2010, representing 14% of total U.S. retail sales and a 2.9% compounded annual growth rate from $527.9 billion of sales in 2005.

Catalog — The catalog retailing industry consists of retail goods purchased via mail order, catalog and other media channels. This sector generated $132.7 billion of U.S. sales in 2010 according to IBISWorld.

E-commerce — According to Forrester Research, U.S. online retail sales were $176.2 billion in 2010 and are expected to grow to $278.9 billion in 2015, representing a 9.6% compounded annual growth rate. In addition, Forrester predicts that online retail sales will grow from 8% of total retail sales in 2010 to 11% of total retail sales by 2015.

Our Target Market

Our target market is low to middle income, credit constrained consumers with FICO scores between 500 and 700. Based on an Equifax report provided in March 2011, the estimated size of the U.S. population with FICO scores between 500 and 700 was approximately 100 million. Within this group, we target a subset of low to middle income consumers, which we define as those with an annual household income below $75,000. Consumers with household incomes below $75,000 represented approximately 68% of all U.S. consumers in 2009, according to the U.S. Census Bureau.

Our Competitive Strengths

We believe we have a number of competitive strengths that distinguish us from our competitors and that are key to our continuing success. These include:

Highly Recognized Brand with Significant Customer Loyalty

By consistently marketing our distinct combination of leading general merchandise brands with targeted credit offers to low to middle income consumers, Fingerhut has become a highly recognized brand garnering significant customer loyalty. We believe our focus on providing timely, relevant offers using our targeted marketing capabilities, a user-friendly customer order process and transparent credit offers instills trust and helps build positive customer relationships.

Expertise in Serving a Niche Customer Segment

We have developed significant expertise in serving low to middle income, credit constrained consumers by exclusively focusing on the specific needs of this customer segment. We have a deep understanding of our customers’ merchandise preferences and utilize our extensive marketing experience to develop a tailored message to attract their attention.

Integrated and Differentiated Business Model

We have created a differentiated business model by combining our direct marketing and credit decision-making expertise to offer integrated general merchandise and credit products across multiple channels. We believe only a few companies integrate these functions as well as we do or with the same level of success in the low to middle income demographic.

Sophisticated, Proprietary Marketing and Credit Decision-Making Technologies

We have developed sophisticated prospect and customer databases that support our ability to successfully offer, through third party financial institutions, credit to low to middle income, credit constrained consumers. Our technology enables us to make credit decisions utilizing the latest customer behavior information, and allows us to make real time underwriting decisions, at the point of sale. We believe we acquire, convert and retain customers in an efficient and cost effective manner while maintaining a high level of risk management.

Established Multi-Channel Platform

We have created and developed Internet marketing strategies and web order channels in order to capitalize on the growing e-commerce market and complement our catalog direct marketing expertise. Our online customer orders have increased from 25% of total orders placed in 2005 to 44% in 2010. Our internal data indicates that our catalogs reinforce our Internet marketing channels, as many customers respond to our catalogs by shopping and ordering merchandise on the Fingerhut.com and Gettington.com websites.

Highly Experienced Management Team

We believe that the breadth and experience of our executive team is extremely valuable in driving the success of our multi-faceted business. Our executive team members have prior experience with large organizations and collectively have significant analytical experience as it pertains to running retail and credit businesses. Our executive officers have an average of 22 years of experience with leading retail, finance and technology companies.

Our Growth Strategy

We expect to grow our sales and profits through a multi-pronged approach that leverages our expertise in serving our target market. Key elements of our growth strategy include:

Increasing Penetration with Existing and Prospective Customers

We intend to increase sales by proactively identifying new customer prospects that are best suited for our combined merchandise and credit offerings. We consistently update and test our marketing messages to optimize our marketing effectiveness. Furthermore, we will continue to refresh our merchandise offerings, which we believe attracts new customers and drives repeat existing customer purchases.

Increasing Internet Penetration

Our Internet marketing efforts allow us to reach existing and prospective customers in a cost efficient manner. As our current catalog customers become increasingly comfortable shopping online, we expect to continue to evolve into a more web-centric model and realize cost savings through a reduction in catalogs and other print marketing materials. Since 2008, we have consistently been ranked as a top 100 Internet retailer based on online sales by “Internet Retailer.”

Expanding Our Demographic Reach

We are committed to expanding our reach to prospective customers who we believe will benefit from our merchandise and credit offerings. As an example, we have developed robust marketing and servicing capabilities targeting the Spanish speaking sub-population of our target market.

Growing Gettington.com and Continuing to Introduce New Concepts

In 2009, we launched Gettington.com as a complementary brand to Fingerhut, targeting a slightly younger, more e-commerce focused customer. This target customer base possesses a higher average credit score than the typical Fingerhut customer and seeks a wide assortment of on-trend brands and items. Gettington.com offers more competitive price points and credit options than the Fingerhut brand, which makes it more appealing to this customer segment. Going forward, we intend to introduce additional new concepts that target low to middle income consumers while utilizing our existing infrastructure, business intelligence and technological capabilities.

Introducing New Credit Offerings

We intend to continue to develop new credit products with the goal of capturing additional consumer segments while further solidifying relationships with existing customers. As a recent example, we introduced Fingerhut FreshStart in 2010, which is designed to offer customers, otherwise unable to qualify for revolving credit, the alternative of purchasing merchandise on installment credit terms. We believe this and other new financing options that we may introduce will drive sales and profitable growth as well as enhance customer loyalty.

Risk Factors

We are subject to a number of risks, including risks that may prevent us from achieving our business objectives or may adversely affect our business, financial condition, results of operations, cash flows and prospects. You should carefully consider all of the information set forth in this prospectus and, in particular, the specific risks set forth under the heading “Risk Factors,” beginning on page 13 of this prospectus, before investing in our common stock. Risks relating to our business include, among others:

•	our dependence on the two financial institutions that make credit available to our customers;

•	regulatory risks faced by us and these financial institutions in connection with the extension of credit to our customers;

•	taxation of Internet and catalog based out-of-state sales, and the imposition on us of associated obligations;

•	our ability to retain and attract customers and increase sales;

•	the dependence of our customers, who are generally low to middle income, on credit to make purchases from us;

•	weak economic conditions, economic uncertainty and lower consumer confidence and discretionary spending;

•	unanticipated delinquencies and losses in our customer accounts receivable portfolio;

•	our ability to comply with, and successfully operate our business under, the covenants in our credit facilities;

•	changes in laws and regulations, or the application of existing laws and regulations to our business;

•	competition from other retailers and lenders; and

•	significant ownership of our voting stock and potential for control by our principal existing stockholders.

Corporate and Other Information

Our principal executive office is located at 6509 Flying Cloud Drive, Eden Prairie, Minnesota 55344, and our telephone number at that address is (952) 656-3700. Our website is located at www.bluestembrands.com. The information on our website is not part of this prospectus.

The Offering

Common stock offered by us	10,000,000 shares

Common stock to be outstanding immediately after this offering	34,909,624 shares

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 1,500,000 shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Offering price	We expect the offering price to be between $14.00 and $16.00 per share.

Use of Proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $134,900,000, assuming the shares are offered at $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus. We intend to use the net proceeds from the sale of common stock by us in this offering to retire long term indebtedness plus accrued and unpaid interest and prepayment penalties thereon, and the balance of net proceeds to reduce the outstanding balance under the revolving credit tranche of our accounts receivable credit facility. See “Use of Proceeds” and “Capitalization.”

Conflict of Interest	Because an affiliate of one of the underwriters of this offering is also a lender under the revolving credit tranche of our accounts receivable credit facility, and because more than 5% of the proceeds of this offering will be used to repay the share of the revolving credit tranche of the account receivable facility attributable to such underwriter’s affiliate, a conflict of interest under FINRA Rule 5121 is deemed to exist. Accordingly, this offering will be conducted in accordance with that rule. See “Underwriting — Conflict of Interest.”

Dividend Policy	Following the consummation of the offering, we do not expect to pay any dividends on our common stock for the foreseeable future. Any determination to pay dividends and other distributions in cash, stock or property of Bluestem will be at the discretion of our board of directors and will be dependent on then-existing conditions, including our financial condition and results of operations, contractual restrictions, capital requirements and other factors. See “Dividend Policy.”

Risk Factors	Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 13 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol for trading on the NASDAQ Global Select Market	BSTM

The number of shares of common stock outstanding after this offering excludes, as of October 28, 2011:

•	128,424 shares of our common stock issuable upon exercise of outstanding options under our 2003 Equity Incentive Plan, which we refer to herein as the 2003 Plan, at a weighted-average exercise price of $6.4957 per share;

•	20,069 shares of our common stock issuable upon exercise of outstanding options under our Amended and Restated 2005 Non-Employee Directors Equity Compensation Plan, which we refer to herein as the 2005 Plan, at a weighted-average exercise price of $1.8934 per share;

•	327,700 shares of our common stock issuable upon exercise of outstanding options under our 2008 Equity Incentive Plan, which we refer to herein as the 2008 Plan, at a weighted-average exercise price of $0.5929 per share;

•	2,522,676 shares of our common stock reserved for future grants under our 2011 Long-Term Incentive Plan, which we refer to herein as the 2011 Plan (after giving effect to future grants, which are also excluded, approved by our board of directors for 601,252 shares of restricted stock and options to purchase 2,451,783 shares at the initial public offering price set forth on the cover of this prospectus to be effective upon determination of such price by our board of directors); and

•	3,072,833 shares of our common stock issuable upon exercise of outstanding warrants having a weighted-average exercise price of $0.9467 per share, and an additional 262,716 shares of common stock that will become issuable upon exercise of outstanding warrants upon completion of this offering as an anti-dilution adjustment due to the payment of accrued and unpaid dividends on our preferred stock in the form of shares of common stock.

Except as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option to purchase an additional 1,500,000 shares;

•	all outstanding shares of our two series of preferred stock will convert into shares of common stock upon the closing of this offering;

•	no outstanding options or warrants have been exercised or forfeited since October 28, 2011; and

•	all of the accrued and unpaid dividends payable to our preferred stockholders will be paid in common stock on an assumed conversion date of November 21, 2011. Dividends accrue on our outstanding preferred stock at an aggregate rate of approximately $40,000 per day and will continue to accrue until the conversion date, which is the closing date of this offering. For this purpose, common stock is valued based on the price to the public set forth on the cover page of this prospectus, less the underwriting discount. Based on the midpoint of the range set forth on the cover page of this prospectus, the price to the public is assumed to be $15.00, the discount of the underwriters is assumed to be $1.05, the accrued and unpaid preferred stock dividends on the assumed conversion date are assumed to be $75,265,768, and the number of shares of common stock to be issued in satisfaction of accrued and unpaid dividends is assumed to be 5,395,386.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables sets forth our summary consolidated financial and other data for the periods and at the dates indicated. The statement of operations data for each of the years in the three-year period ended January 28, 2011, and the balance sheet data as of January 28, 2011 and January 29, 2010, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the 26 weeks ended July 30, 2010 and July 29, 2011 and the balance sheet data as of July 29, 2011 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this data. The consolidated financial and other data as of and for the 26 weeks ended July 29, 2011 are not necessarily indicative of the results that may be obtained for a full year.

The following tables also set forth summary consolidated pro forma data, which give effect to the events described in footnote (g) to the following table. The consolidated pro forma data have been derived from pro forma data included in our consolidated financial statements included elsewhere in this prospectus.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. The consolidated pro forma financial data are unaudited and are presented for informational purposes only and do not purport to represent what our financial position actually would have been had the events so described occurred on the dates indicated or to project our financial position as of any future date. This information should be read in conjunction with “Risk Factors,” “Use of Proceeds,” “Capitalization,” “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

	Fiscal Year Ended (a)			26 Weeks Ended (a)
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010 (b)	2011	2010	2011
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Net sales	$423,338	$438,189	$521,307	$193,482	$232,049
Cost of sales	220,294	226,140	275,521	99,843	122,137

Gross profit	203,044	212,049	245,786	93,639	109,912
Sales and marketing expenses	110,404	109,384	130,091	51,554	57,847
Net credit expense (income) (c)	1,105	(22,316)	(36,896)	(17,243)	(30,655)
General and administrative expenses	59,533	69,087	84,031	36,768	40,795
Loss from derivatives in our own equity (d)	—	6,500	32,607	—	52,143
Loss on early extinguishment of debt (e)	—	—	5,109	—	—
Interest expense, net (f)	29,839	31,216	30,750	16,142	14,792

Income (loss) before income taxes	2,163	18,178	94	6,418	(25,010)
Income tax expense	828	8,956	11,618	2,350	9,652

Net income (loss)	1,335	9,222	(11,524)	4,068	(34,662)
Series B Preferred Stock accretion	(2,399)	(3,491)	(3,710)	(1,829)	(1,919)
Series A Preferred Stock accretion	(8,890)	(9,111)	(9,824)	(4,862)	(5,242)

Net loss available to common shareholders	$(9,954)	$(3,380)	$(25,058)	$(2,623)	$(41,823)

Impact of pro forma adjustments (g):
Loss from derivatives in our own equity			$30,012		$48,684
Series B Preferred Stock accretion			3,710		1,919
Series A Preferred Stock accretion			9,824		5,242

Net income available to common shareholders, pro forma (g)			$18,488		$14,022

Pro forma income per share (g)
Basic			$0.85		$0.61
Diluted			0.71		0.51

	As of July 29, 2011 (a)(h)
			Pro Forma,
	Actual	Pro Forma	As Adjusted
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$373	$373	$373
Customer accounts receivable (net of allowance for doubtful accounts)	482,205	482,205	482,205
Merchandise inventories	55,528	55,528	55,528
Total assets	613,585	613,585	608,719
Derivative liabilities in our own equity (d)	95,424	10,228	10,228
Total debt	323,665	323,665	188,588
Series B and Series A Preferred Stock	205,200	—	—
Shareholders’ (deficit) equity	(93,535)	196,861	329,149

	Fiscal Year Ended (a)						26 Weeks Ended (a)
	January 30,		January 29,		January 28,		July 30,		July 29,
	2009		2010 (b)		2011		2010		2011
	(in thousands, except average order size)

Selected Operating and Other Data:
New customer credit accounts (i)	430		439		599		215		307
Average order size (j)	$161.61		$166.30		$179.51		$173.28		$184.47
Number of orders (k)	2,708		2,728		2,985		1,140		1,288
Contribution Margin (l)	$91,535		$124,981		$152,591		$59,328		$82,720
Net income before loss from derivatives in our own equity (l)	$1,335		$15,722		$21,083		$4,068		$17,481
Adjusted EBITDA (l)	$41,009		$63,784		$78,416		$26,647		$47,656
As a % of net sales	9.7%		14.6%		15.0%		13.8%		20.5%
Total debt to Adjusted EBITDA (m)	7.1	x	4.3	x	4.2	x	4.2	x	3.3	x
Selected Credit Data:
Finance charge and fee income as a % of average customer accounts receivable (n)	32.1%		32.7%		32.9%		33.7%		35.3%
Net principal charge-offs as a % of average customer accounts receivable (n)	22.0%		19.5%		16.1%		15.7%		14.2%
Balances 30+ days delinquent as a % of customer accounts receivable (o)	16.5%		14.5%		13.2%		16.1%		16.4%

(a)	Our fiscal year ends on the Friday closest to January 31st of each year, resulting in fiscal years of 52 or 53 weeks in length. Fiscal 2008, 2009 and 2010 are presented above as 52-week fiscal years ended January 30, 2009, January 29, 2010 and January 28, 2011, respectively. Our first and second fiscal quarters of fiscal year 2011 and fiscal year 2010 each included 13 weeks.

(b)	Includes the effects of the restatement of our 2009 financial statements discussed in Note 14 to the consolidated financial statements.

(c)	Our net credit expense (income) consists of finance charge and fee income, less the provision for doubtful accounts and credit management costs.

(d)	We have derivative liabilities relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement. These derivative liabilities are recorded at their estimated fair value at each balance sheet date. Changes in fair value are reflected in the consolidated statement of operations as gains or losses from derivatives in our own equity as described in the notes to the consolidated financial statements.

(e)	On August 20, 2010, we entered into our $365 million A/R Credit Facility. The proceeds were used to prepay our Senior Secured Revolving Credit Facility due May 15, 2011. We accounted for our prepayment as an extinguishment and recognized a $5.1 million pre-tax loss on early extinguishment of debt.

(f)	Interest expense, net includes interest income of $0.6 million, $0.1 million, zero, zero, and zero for the fiscal years ended January 30, 2009, January 29, 2010, January 28, 2011, and the 26 weeks ended July 30, 2010, and July 29, 2011, respectively.

(g)	Pro forma net income available to common shareholders and pro forma basic and diluted net income per share reflect the following events as if they had occurred on January 30, 2010, or January 29, 2011:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•	the payment of the accrued and unpaid dividends payable to our preferred stockholders upon conversion of their shares of preferred stock into shares of our common stock in the form of additional shares of common stock on the closing of this offering;

footnotes continued on following page

•	the lapse of certain anti-dilution rights of the holders of the 2,282,099 common stock warrants issued May 2008;

•	the termination of a contingent fee agreement; and

•	the issuance of additional common stock warrants as an anti-dilution adjustment due to the payment of accrued and unpaid dividends on our preferred stock in the form of common stock.

(h)	The consolidated balance sheet data as of July 29, 2011 is presented:

•	on an actual basis;

•	on a pro forma basis to reflect the following events as if they had occurred on July 29, 2011:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•	the payment of the accrued and unpaid dividends payable to our preferred stockholders upon conversion of their shares of preferred stock into shares of our common stock in the form of additional shares of common stock on the closing of this offering;

•	the lapse of certain anti-dilution rights of the holders of the 2,282,099 common stock warrants issued May 2008;

•	the termination of a contingent fee agreement; and

•	the issuance of additional common stock warrants as an anti-dilution adjustment due to the payment of accrued and unpaid dividends on our preferred stock in the form of common stock.

•	on a pro forma, as adjusted basis to reflect the following events as if they had occurred on July 29, 2011:

•	the sale of 10,000,000 shares of our common stock in this offering by us at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the application of the net proceeds from this offering to retire our $30 million Senior Subordinated Secured Notes, plus accrued and unpaid interest, the $75 million Term Loan Tranche of our A/R Credit Facility, plus prepayment penalties of $1.5 million and accrued and unpaid interest and, with all remaining proceeds, outstanding borrowings under the Revolving Credit Tranche of our A/R Credit Facility.

A $1.00 increase (decrease) in the assumed offering price of $15.00 per share, which is the mid-point of the range set forth on the cover page of this prospectus, would increase (decrease) each of total debt and stockholders’ equity by $9,300,000, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, if we change the number of shares offered by us, the net proceeds we receive will increase or decrease by the increase or decrease in the number of shares sold, multiplied by the offering price per share, less the underwriting discount payable by us. At July 29, 2011, we had availability under our A/R Credit Facility of $53.5 million and under our Inventory Line of Credit of $4.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for details on these facilities, including borrowing base limitations thereunder.

(i)	Customers that have made their initial order on account during the fiscal period presented.

(j)	Average order size represents retail merchandise sales including shipping and handling revenue divided by the number of merchandise orders fulfilled during the fiscal period presented.

(k)	Number of fulfilled merchandise orders.

(l)	To supplement our consolidated financial statements which are presented in accordance with U.S. generally accepted accounting principles, or GAAP, we use Contribution Margin, net income before loss from derivatives in our own equity and Adjusted EBITDA as non-GAAP performance measures. See notes (h), (i) and (j) to “Selected Consolidated Financial and Other Data” for details on these non-GAAP financial measures.

(m)	Total debt as of fiscal period end divided by trailing twelve months Adjusted EBITDA.

(n)	Finance charge and fee income and net principal charge-offs each as a percentage of average customer accounts receivable for the 26 weeks ended July 30, 2010 and July 29, 2011 have been annualized to a comparable 52-week basis.

(o)	Delinquent balances as of the customers’ statement cycle dates prior to or on fiscal period end as a percentage of total customer accounts receivable as of the customers’ statement cycle dates prior to or on fiscal period end.

RISK FACTORS

This offering and an investment in our common stock involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this prospectus, before you decide to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations, cash flow and prospects could be materially and adversely affected. As a result, the trading price of our common stock could decline and you could lose all or part of your investment in our common stock.

Risks Related to the Operation of Our Business

Substantially all of our sales are made on credit, and we are dependent upon the availability of third party financial institutions to issue credit accounts to our customers; recent developments involving credit offerings unrelated to Bluestem have resulted in regulatory actions directed at these financial institutions.

We have agreements with MetaBank and WebBank, which we refer to herein as the “Credit Issuers,” that permit our customers to establish credit accounts that may be used exclusively to purchase our products and services. Approximately 95% of our sales are financed by credit extended through the Credit Issuers, and therefore we are dependent on the Credit Issuers. Under our agreements with the Credit Issuers, we are responsible for applying the Credit Issuers’ underwriting criteria and on-going administration of the credit programs. In that regard, we are required to process all applications, determine whether the Credit Issuers’ eligibility criteria are satisfied and perform certain administrative, processing and collection services. We are also required to purchase from the Credit Issuers our customers’ loan receivables after a contractual holding period, generally one or two business days. If we fail to perform these obligations or otherwise are in default under our agreements with the Credit Issuers, they can, among other things, terminate our agreements and stop lending to our customers.

The Credit Issuers are themselves exposed to liquidity, financial, operating and regulatory risks that may adversely affect their ability to fulfill their obligations to us and to meet our needs, particularly issuing credit accounts to our customers at levels necessary to operate our business profitably or to grow our business, and to meet the needs of our customers. These risks are especially acute in the current difficult business environment for financial institutions in general. Should the Credit Issuers refuse, become unable, limit availability or otherwise cease to provide credit to some or all of our customers, we may not be able to find replacements for the Credit Issuers. This is complicated by the very small pool of financial institutions which we believe might be able and willing to meet the credit needs of our customers. Because we do not have a bank charter, our ability to extend credit, other than through agreements with the Credit Issuers, is limited unless we were to become licensed in certain states. If we are unable to extend or execute new agreements with the Credit Issuers at the expiration of our current agreements with them, or if our existing or new agreements with our Credit Issuers were terminated or otherwise disrupted, there is a risk that we would not be able to enter into agreements with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

The foregoing risks are heightened by recent regulatory actions concerning certain of the Credit Issuers’ credit offerings, including supervisory directives and a cease and desist order issued to MetaBank by the Office of Thrift Supervision, or OTS, and a consent order issued to WebBank by the Federal Deposit Insurance Corporation, or FDIC. Neither of these actions relates to the credit offerings made available to our customers through the Credit Issuers. However, the OTS actions require MetaBank to obtain prior written approval of the OTS before entering into any new agreements concerning any credit or deposit product, or materially amending any such existing agreements. This could adversely affect our ability to amend our agreements with MetaBank or, should we desire to do so, establish new credit programs through MetaBank. In addition, the Office of the Comptroller of the Currency, or OCC, FDIC and/or another federal or state regulator may take additional actions to address these or other matters with respect to the Credit Issuers, and we cannot predict the effect any such actions might have on our relationships with the Credit Issuers or the applicable Credit Issuer’s results of operations, financial condition or effectiveness in serving as one of our Credit Issuers. The recent regulatory actions faced by the Credit Issuers are described in more detail under “Business — Government Regulation — Recent Developments for the Credit Issuers.”

Our credit operations currently are dependent on our Credit Issuer relationships, and their regulators could at any time limit their ability to issue some or all products on our behalf, or that we service on their behalf, or modify those products significantly. Any significant interruption of those relationships could result in our being unable to originate new receivables and other credit products for a period of time. It is possible that a regulatory position or action taken with respect to either of the Credit Issuers might result in the Credit Issuer’s inability or unwillingness to originate future credit products on our behalf or in partnership with us.

Any of the above adverse events, including our failure to perform under or termination of agreements with our Credit Issuers, adverse regulatory actions, or interruption of our relationship with our Credit Issuers could materially and adversely impact our business and results of operations.

Commercial credit provided by external financing sources is crucial to our business operations; loss of commercial borrowing capacity or increases in our cost of capital would jeopardize our business.

The funding of receivables purchased from the Credit Issuers, the purchase of inventory and the cost of distributing catalogs and instituting other marketing efforts are capital intensive. We rely upon external financing sources to fund these operations. We pledge the customer accounts receivable that we purchase from the Credit Issuers as collateral for our $365 million account receivable credit facility with various financial institutions. We refer to this facility as the “A/R Credit Facility,” and to the lenders thereunder as our “Receivables Lenders.” We use advances from the A/R Credit Facility to fund our liquidity needs pending collection of the customer accounts receivable purchased from the Credit Issuers. We also have a $50 million credit facility with various lenders that is secured by our inventory. We refer to this facility as the “Inventory Line of Credit.” It is imperative that commercial credit be available to us on a daily and revolving basis at acceptable terms.

The availability, cost and use of funding under our credit facilities are subject to a number of risks:

•	The amount of credit available to us under our credit facilities is subject to borrowing base limitations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Accounts Receivable Credit Facility” and “— Inventory Line of Credit.” The amount and performance of our customer accounts receivable are key components of the borrowing base formula under the A/R Credit Facility. If the receivables do not perform within the parameters required under the A/R Credit Facility or if we are in default of our agreements with the Credit Issuers, our Receivable Lenders may reduce the amount of financing to purchase receivables from Credit Issuers or terminate the A/R Credit Facility, which could have a negative impact on net sales. The Inventory Line of Credit has a borrowing base formula tied to the value of our inventory. Deterioration in the value of our inventory due to lack of consumer demand, overstock, obsolescence or other factors could restrict the availability of funding for additional merchandise inventory and have a negative impact on net sales.

•	Our credit facilities have financial covenants tied to our financial performance, the performance of the receivables and our liquidity. If there is deterioration in the performance of the receivables portfolio or in our financial condition, or if we breach the representations, warranties or covenants that we make in the agreements governing our credit arrangements, our creditors will have the right to refuse to extend additional credit to us and to accelerate the repayment of our debts. Further, if our Receivables Lenders refuse or fail to make new advances to us for any reason, we will be unable to purchase the receivables from the Credit Issuers, which will cause defaults under our receivables purchase agreements with the Credit Issuers. If we default under our receivables purchase agreements, the Credit Issuers may refuse to extend new credit to our customers which will prevent our customers from making new purchases from us.

•	Additional covenants under our credit facilities restrict our ability to incur additional indebtedness, pay dividends, make investments, sell assets and amend our agreements with the Credit Issuers or enter into similar agreements with other consumer lenders without the consent of the lenders. A failure by us to comply with these covenants could result in an event of default. Such covenants could also adversely affect our ability to respond to changes in our business, to manage our business and to grow our business.

•	The Revolving Credit Tranche of our A/R Credit Facility and our Inventory Line of Credit each have a variable interest rate based on LIBOR plus an applicable spread. An increase in the variable rate under our credit facilities could adversely affect our financial performance, in particular because the revolving credit accounts that our customers establish provide for fixed interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Quantitative and Qualitative Disclosure about Market Risk — Interest Rate Risk.”

•	Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on sales, the availability of credit to finance such sales, the availability of credit to fund the resulting receivables and the collection of those receivables. We may not be successful in managing these critical cash drivers, which are affected by a variety of factors, many of which are beyond our control, and we may be unable to generate sufficient cash flow to service our debt obligations. Additionally, our debt level could make us more vulnerable than our competitors, many of whom have greater financial resources.

In the event that we become unable to meet our obligations under our credit facilities, we may be required to seek waivers of events of default from our lenders or amendment of our credit facilities or, in the absence of waivers, amendment or cure, we may be required to refinance all or a part of our existing indebtedness, incur additional indebtedness, reduce credit available to our customers or sell assets. The terms of existing or future debt agreements may restrict our ability to take these actions. In 2008, under a predecessor to our current A/R Credit Facility, we were compelled to obtain a waiver for a single covenant default arising from performance of customer receivables and ultimately to replace that credit facility. In addition, when each of our existing credit facilities expires in August 2013, we will likely need to seek replacement financing. In any such case, replacement financing may be unavailable to us or available only on more expensive or restrictive terms. A number of factors such as our financial results and condition, changes within our company, disruptions in the capital markets, especially as they relate to asset based lending and securitization, our corporate and regulatory structure, interest rate fluctuations, general economic conditions and accounting and regulatory changes could make such financing more difficult or impossible to obtain or more expensive. The loss or material reduction of available financing, or any material increase in the cost of such financing would materially and adversely affect our ability to support the purchase by our customers of our merchandise with credit provided by the Credit Issuers, our ability to purchase inventory to sell to our customers, our ability to meet our cash flow needs, and our results of operations.

Our agreements with the Credit Issuers obligate us to bear many of the risks related to making credit available to our customers, including those associated with various federal and state laws and regulations governing credit extensions to consumers, and our failure to comply with applicable laws and regulations, and any adverse changes in those laws or regulations could have a negative impact on our business.

Our operations, and the operations of the Credit Issuers, are or may be subject to the jurisdiction of federal, state and local government authorities, including the Consumer Financial Protection Bureau, which we refer to herein as the Bureau, the SEC, the FDIC, the Office of the Comptroller of the Currency, the FTC, state regulators having jurisdiction over financial institutions and debt origination and collection and state attorneys general. Because we act as a service provider to the Credit Issuers, our business practices, including the terms of our marketing, servicing and collection practices, may be subject to both periodic and special reviews by these regulatory and enforcement authorities. These reviews could range from investigations of specific consumer complaints or concerns to broader inquiries into our practices generally. If as part of these reviews the regulatory authorities conclude that we are not complying with applicable law, they could request or impose a wide range of remedies including requiring changes in advertising and collection practices, changes in the terms of our products (such as decreases in interest rates or fees), the imposition of fines or penalties, or the paying of restitution or the taking of other remedial action with respect to affected customers. They also could require us to stop offering some of our products, either nationally or in selected states.

To the extent that these remedies are imposed on the Credit Issuers, under certain circumstances we are responsible for the remedies as a result of our indemnification obligations with the Credit Issuers. We also may elect to change practices or products that we believe are compliant with law in order to respond to regulatory concerns. Furthermore, negative publicity relating to any specific inquiry or investigation could hurt our ability to conduct business with various industry participants or to attract new accounts and could negatively affect our stock price, which would adversely affect our ability to raise additional capital and would raise our costs of doing business. If any deficiencies or violations of law or regulations are identified by us or asserted by any regulator, or if any regulator requires us to change any of our practices, the correction of such deficiencies or violations, or the making of such changes, could have a material adverse effect on our financial condition, results of operations or business. We face the risk that restrictions or limitations resulting from the enactment, change, or interpretation of laws and regulations could negatively affect our business activities or effectively eliminate some of the credit products currently offered to our customers. In addition, whether or not we modify our practices when a regulatory or enforcement authority requests or requires that we do so, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. Any failure to comply with legal requirements by us or the Credit Issuers in connection with the issuance of those products, or by us or our agents as the servicer of our accounts, could significantly impair our ability to collect the full amount of the account balances. The institution of any litigation of this nature, or any judgment against us or any other industry participant in any litigation of this nature, could adversely affect our business and financial condition in a variety of ways.

We have agreed to perform many functions related to making credit available to our customers under our agreements with the Credit Issuers, subject to the oversight of the Credit Issuers and their regulators, including maintaining compliance with certain applicable laws, sourcing prospective borrowers, applying the Credit Issuers’ underwriting criteria for new applicants, setting up account files and maintaining bookkeeping. As a result, we may be liable to the Credit Issuers, or our agreements with them may be subject to termination, in the case of violations of such laws. Moreover, our dependence on the Credit Issuers exposes us to the risks related to the failure by the Credit Issuers to materially comply with legal or regulatory requirements.

Consumer credit protection laws and regulations regularly undergo significant changes. These changes can have significant effects, some of which may be materially adverse, on our product offerings and results of operations. For example, the Credit Card Accountability Responsibility and Disclosure Act of 2009, or the CARD Act, required lenders, including the Credit Issuers, to make fundamental changes to many aspects of their open-end credit business practices, including marketing, underwriting, pricing and billing. Among other things, the CARD Act limited several practices and required new credit disclosures to consumers in connection with open-end credit accounts. The CARD Act also provides consumers with the right to opt out of certain interest rate increases and other significant changes to account terms.

The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, enacted in July 2010, authorized the creation of the Bureau. The Bureau is authorized to regulate consumer financial products and services, enforce compliance with federal consumer financial laws and ensure that markets for such products and services are “fair, transparent and competitive.” The Bureau is empowered to investigate and respond to complaints related to consumer financial products and services, and to monitor markets for such products and services to identify consumer risks. We cannot currently predict whether the Bureau will impose additional regulations that could affect the credit products offered by us and the Credit Issuers. However, if the Bureau were to promulgate regulations that adversely impact these credit products, such regulations could have a material adverse effect on our business, prospects, results of operations and financial condition. Other changes in the Dodd-Frank Act may also affect our business. For example, the Dodd-Frank Act established a new preemption standard of state consumer protection laws applicable to national banks and thrifts, including MetaBank. In addition, MetaBank became subject to a new federal regulator, the OCC, when the OTS was eliminated in July 2011. While the full scope of the Dodd-Frank Act’s implications are not fully known, we anticipate that new or more onerous requirements will apply to the Credit Issuers and to us.

We are not licensed to extend credit and rely on the Credit Issuers to extend credit to our customers, and a successful challenge to our arrangements with the Credit Issuers could result in a requirement to be licensed as a creditor in states in which we do business, unenforceability of the receivables purchased from the Credit Issuers, material modification or termination of our relationships with the Credit Issuers, discontinuance of our marketing activity or other adverse changes in our current business practices.

The laws of many states require entities that engage in consumer credit related activities to be licensed and, in some cases, examined by state regulators. National banks and other federally or state chartered financial institutions are generally not subject to such state laws except, in the case of state chartered banks, for laws of the state in which they are chartered. Further, federal law allows the Credit Issuers, and other similar chartered financial institutions, to extend credit without complying with many state laws, often referred to as preemption, including rate and fee limitations of states other than those from which the Credit Issuers extend credit.

We are not a chartered financial institution nor are we licensed to extend credit to our customers in any state. Accordingly, we rely on the Credit Issuers to extend credit to customers so that we do not have to obtain licenses and to facilitate uniform lending terms and practices nationwide. Several lawsuits against other entities have brought under scrutiny the association between certain loan marketers and banks. These lawsuits have alleged, in some cases successfully, that the loan marketers establish deceptive relationships with banks to conceal the marketers’ roles as lenders so that loan marketers do not have to comply with state laws addressing licensing, credit terms, rates, disclosure, collection practices and other consumer protection requirements where they do business. Although we believe that our relationships are distinguishable from those involved in these cases, additional state consumer protection laws would be applicable to us if, as a result of lawsuits of the type described above, we were deemed a lender. In that event, the receivables purchased from the Credit Issuers could be voidable or unenforceable, and we could be subject to other penalties. In addition, we or the Credit Issuers could be subject to enforcement actions and penalties by regulators or state attorneys general, and we could be forced to discontinue the manner in which our customers currently obtain credit, materially modify or terminate our relationships with the Credit Issuers, materially modify rates, fees and other terms of credit extended to our customers, or be required to register or obtain licenses or regulatory approvals in those states in which we do business. These actions could force us to restructure aspects of our business, which would impose a substantial cost and compliance burden on us and, if we did not have sufficient lead time to accomplish this, could interrupt our ability to make sales. Any of the actions described above could have a material adverse effect on our business and our financial results.

We do not collect state sales, use or other taxes, which could subject us to liability for past sales and any imposition of an obligation to do so in the future could negatively impact our financial results.

We do not collect sales, use, or other state or local taxes on sales of goods shipped to customers located in states other than Minnesota, which is the only state in which we have employees, facilities and inventory. We interpret existing judicial rulings to prohibit states in which we are not physically present, and local tax jurisdictions located in such states, from imposing upon us a requirement to collect sales and use taxes. If our interpretation is not correct, or if legislation or future judicial rulings alter the law, including bills currently pending in the U.S. Congress, then we could be required to collect sales and use taxes in the future from all customers. In some cases such obligations could be retroactive, as in the case of North Carolina, discussed below. In addition, future changes in our operations could be deemed to create a physical presence in other states and thus require us to collect sales and use taxes from catalog and internet customers in such additional states. Currently, our customers may be obligated to file a use tax return and pay use tax on taxable purchases of items that we sell when we do not collect the tax. However, it may often be the case that use tax returns are not filed. Thus, if we were required to collect the tax, our customers might perceive the tax to be in the nature of a price increase, which would negatively impact our sales. In that case, we may also become less competitive with retailers that currently are collecting sales and use taxes, depending on their base pricing levels. Since customer spending is constrained by credit availability, funds spent on taxes are otherwise unavailable for making purchases. Consequently, sales related tax impositions can directly and adversely impact revenues. Collecting the tax would also impose additional administrative burdens on us.

Some states have enacted, and other states may be considering, legislation requiring us to notify our customers of their possible use tax liability and provide the state with information about customer purchases. We have not fully complied with such laws and could face adverse consequences as a result of such noncompliance. Some states have enacted, and other states may be considering, legislation requiring the collection of sales and use taxes from customers if a seller has commission agreements with Internet advertisers located in the state. We have terminated our relationships with Internet advertisers located in the states that have enacted such laws, including North Carolina, which is discussed in more detail below. If other states adopt similar laws, we may decide to terminate our Internet advertisers in those states as well. Such terminations could harm our business by reducing our advertising on the Internet.

In 2009, a statutory amendment to North Carolina law became effective which required the collection of sales tax from customers if a seller has commission agreements with Internet advertisers located in that state. However, the North Carolina Department of Revenue has announced its position that such statutory amendment was a clarification of prior law, and therefore applies to prior periods. The department is conducting an examination of our transactions with North Carolina customers for the period August 1, 2003, through March 31, 2010. We believe the department’s position is incorrect, but we could be liable for substantial sales taxes, penalties, and interest if the department’s position is sustained. We have not accrued in our financial statements for this or any other potential sales or use tax liability. There is also a possibility that other states might assess sales and use taxes against us for prior tax periods.

Our sales are highly dependent on consumer discretionary spending.

The extent to which our customers can engage in discretionary spending has a very significant impact on our net sales and results of operations. This is particularly true for us since many of our customers have low to middle income and most of the purchases made from us could be considered discretionary in nature. Most factors affecting discretionary spending are beyond our control, including unfavorable general business conditions, increases in gas and energy prices, higher interest rates and inflation. Consumer debt levels, the availability of consumer credit, increased taxation, adverse unemployment trends, declining consumer confidence, war, terrorism or fears of war or terrorism are further examples. Increased borrowing costs due to adverse mortgage rate adjustments, credit card liability or other debt service obligations also reduce available consumer discretionary spending. Further deterioration in economic conditions or increasing unemployment levels, or consumer concerns over future employment levels, may continue to reduce the level of consumer spending and inhibit consumers’ use of credit, which may adversely affect our business, our financial condition and our results of operations.

Our customer base is largely comprised of low to middle income consumers, who depend on the credit arranged through us to purchase our products, are sensitive to changes in economic conditions and present significant risk of default for non-payment and collection of accounts receivable acquired by us.

Our customer base is largely comprised of low to middle income consumers that utilize the proprietary credit products that we market to purchase our products. Our customers are at greater risk for credit delinquency and default. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Customer Accounts Receivable Asset Quality and Management — Delinquencies.” We purchase on a daily basis all loans made by the Credit Issuers to our customers and, as a result, we bear the risk of non-payment or slow payment by our customers.

The nature of our customer base makes it sensitive to adverse economic conditions such as those experienced since 2007. These conditions may make our customers less likely to make purchases on credit, or less likely to meet our prevailing underwriting standards, which may be more restrictive in an adverse economic environment. As a result, during such periods we may experience decreases in the growth of new customers and limit the availability of credit to existing customers, which may adversely affect our net sales and Contribution Margin.

In this regard, during the last half of 2007 through the first half of 2009, we refocused our efforts away from growing net sales and acquiring large numbers of new customers to, among other things, improving the overall credit quality of our customer accounts receivable and maintaining profitability and liquidity. Net sales decreased from $448.5 million in 2007 to $423.3 million in 2008 and $438.2 million in 2009 and new customer credit accounts decreased from 700,000 in 2007 to 430,000 in 2008 and 439,000 in 2009. During this period, Contribution Margin decreased from $97.3 million in 2007 to $91.5 million in 2008 and increased to $125.0 million in 2009. See note (h) to “Selected Consolidated Financial and Other Data” for a discussion of Contribution Margin and reconciliation to net income.

We rely on internal models to manage risk, to provide accounting estimates and to make other business decisions. Our results could be adversely affected if those models do not provide reliable estimates or predictions of future activity.

The accurate modeling of risks is critical to our business, particularly with respect to managing underwriting and credit extension on behalf of the Credit Issuers. Our expectations regarding response rates, customer repayment levels, as well as our allowances for doubtful accounts and other accounting estimates, are based in large part on internal modeling. We also rely heavily on internal models in making a variety of other decisions crucial to the successful operation of our business. It is therefore important that our models are accurate, and any failure in this regard could have a material adverse effect on our results.

Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as credit demand, payment rates, default rates, delinquency rates and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as has been the case recently.

Due to the factors described above and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus, we may, among other things, experience actual charge-offs that exceed our estimates and possibly are greater than our allowance for doubtful accounts or require material adjustments to the allowance. Unanticipated and excessive default and charge-off experience can adversely affect our profitability and financial condition, breach covenants in our credit facilities, limit availability of credit under our A/R Credit Facility and adversely affect our ability to finance our business.

New initiatives, adding new customers and an evolving business model are important to our growth strategy and may not be successful.

We have limited experience introducing new brands, entering new markets and introducing new credit products or services. Consequently, whenever we attempt new projects there is no assurance of success, if any, or of our ability to recoup our investments. Recently, we launched the Gettington.com brand, began offering a total Spanish language experience to Fingerhut’s Spanish speaking customers, and began offering installment credit under Fingerhut FreshStart, where our customers make an initial down payment on their purchase. We have plans to begin offering our products for purchase through payroll deduction in 2011 to employees of businesses that agree to include that service as part of a broader employee benefit offering. Profitability, if any, in these new activities may be lower than in our existing business. Any failure of new initiatives could damage our reputation, limit our growth and adversely affect our operating results.

To grow our business we will seek to acquire new customers. The costs of acquiring new customers are frequently not recovered until the second year that accounts are active. Newer customers also present a higher risk of delinquency and default than established accounts. As a result, we anticipate an increase in historical levels of delinquency and default rates as we grow our new customer base. If we fail to appropriately manage the customer acquisition costs, default and collection risks associated with our growing base of new customers, it could have significant adverse effects on our business and results of operations.

In addition, while our catalogs continue to comprise a significant sales driver of our merchandise, we have an evolving business model. In particular, we have increased and will seek to continue to increase the proportion of our net sales that come through the Internet. However, we may not be successful in our efforts to grow Internet sales, and our actions taken in furtherance of this goal could negatively impact our catalog sales and have other adverse effects on our business and results of operation.

The introduction of new credit products may also require the Credit Issuers and us to comply with additional regulatory and licensing requirements. These requirements may entail additional investment of time and capital, including additional marketing expenses, legal costs and other incremental start-up costs. Any failure to comply with applicable regulations could result in fines, suspensions, or legal actions against the Credit Issuers and/or us and could have a material adverse effect on our business, prospects, results of operations, and financial condition. Our failure to offer new products in an efficient manner, or low customer demand for any of these new products, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We face intense competition.

The general merchandise retail industry is highly competitive. We have many competitors, including traditional retailers, catalog merchants and e-commerce services. Credit card issuers, banks and consumer credit agencies also compete with us for consumer lending that is critical to our customer base. Many of our competitors have greater resources and brand recognition than we do. Their more significant purchasing power and higher efficiency may permit them to offer products at more attractive prices and credit terms to customers. In addition, competition may intensify if our competitors target our historical customer base.

Few traditional retailers combine merchandising with convenient consumer access to non-traditional consumer credit in the way we do. The entry of such a competitor, particularly if it had significant resources and name recognition, could have a material adverse effect on our business.

Any easing by other lenders in general purpose and private label credit card underwriting standards for low to middle income consumers could adversely impact our net sales and profitability in several ways. It would increase credit offers by third parties to our current and prospective consumers, thereby expanding their access to available credit and reducing the effectiveness of our distinctive business model. It would also increase the direct mailing by others to our customers, affecting our catalog response rate and reducing our marketing efficiency. It could also cause adverse selection for the individuals applying for credit through us. For example, lower risk credit customers might not respond to our offers in the same proportion as higher risk credit customers. Finally, more freely available credit to consumers generally can result in higher overall consumer leverage which impacts their ability to pay for debt incurred in their purchases from us.

The lack of traditional brick and mortar storefronts places us at a disadvantage compared to some of our competitors. Some consumers prefer locations where they can view and handle products, make comparisons, make payments and rely on the input of store personnel. Physical storefronts are also preferred by individuals without established banking relationships that rely on a cash based economy, as is the case for many of our target customers. This is particularly true where cultural preferences extend to cash based commerce.

Changes in regulations or customer concerns, in particular as they relate to privacy and protection of customer data, could adversely affect our business.

We are subject to laws relating to the collection, use, retention, security and transfer of personally identifiable information about our customers. The interpretation and application of privacy and customer data protection laws are in a state of flux and may vary from jurisdiction to jurisdiction. These laws may be interpreted and applied inconsistently and our current data protection policies and practices may not be consistent with those interpretations and applications. Complying with these varying requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business. In addition, some jurisdictions are considering imposing additional restrictions. For example, in December 2010, the Obama administration proposed giving Americans a “privacy bill of rights” that would regulate the commercial collection of consumer data online, and the creation of a federal privacy policy office that would coordinate online privacy issues in the U.S. and abroad. We cannot predict the outcomes of these initiatives.

Continued access to credit, demographic, purchasing and other information is critical to us, both to identify new customer prospects and to structure marketing efforts encouraging repeat business by existing customers. We identify prospective customers in various ways and rely heavily on a confidential and proprietary database that contains customer and purchasing information. By sharing portions of this data with third parties we can obtain additional prospect information in exchange, greatly leveraging the value of our database. Should regulators restrict such data sharing between companies, exchanges and cooperatives in the future, it could adversely affect our marketing capabilities. In addition, initiatives directed at focusing advertising to those most directly interested in our products and services could be at odds with laws and regulations limiting dissemination of the very consumer data needed to accomplish such focused marketing. Likewise, if new regulations were adopted limiting our ability to use credit bureau information to pre-select individuals for possible credit extension, or adversely affecting our ability to utilize the Internet and mobile phone communication channels to market our business, it could have a significant adverse effect on our business.

Any failure, or perceived failure, by us to comply with our own privacy policies or with any regulatory requirements or orders or other privacy or consumer protection related laws and regulations could result in proceedings or actions against us by governmental entities or others, subject us to significant penalties and negative publicity and adversely affect our operating results.

We could be liable for breaches of security and any failure to protect the security of personal information about our customers.

The nature of our business involves the receipt and storage of personal information about our customers. If we experience a data security breach, we could be exposed to government enforcement actions and private litigation. In addition, our customers could lose confidence in our ability to protect their personal information, which could cause them to discontinue usage of our services. Such events could lead to lost future sales, adversely affect our results of operations, damage our brand and require us to expend resources on alterations to our data security systems. Although we have developed systems and processes that are designed to protect consumer information and prevent fraudulent payment transactions and other security breaches, these systems and processes may not be successful and any failure to prevent or mitigate such fraud or breaches may adversely affect our operating results and our brand.

Challenges in anticipating merchandising trends and forecasting sales may adversely affect our business.

Our success is tied to our ability to anticipate changes in merchandising and customer expectations and react to them in a timely and efficient manner. Because trends change quickly and frequently, they are difficult to predict. Since we need to order merchandise well in advance of customer orders, we must order merchandise based on our best projections of consumer tastes and anticipated demand, but we cannot guarantee that such projections will be accurate. It is critical to our success that we stock our product offerings in appropriate quantities. If demand for one or more products outstrips our available supply, we may have large backorders and cancellations and lose sales. On the other hand, if one or more products do not achieve projected sales levels, we may have surplus or un-saleable inventory that would force us to take significant inventory markdowns, which could reduce our net sales and gross margins.

If we are unable to accurately predict customer demand, or if sales projections are inaccurate, we may fail to optimize fulfillment operations. Sales projections also form the basis for determining marketing expenditures, staffing and operations, so shortfalls in sales volume will be reflected in lower than anticipated margins.

Failure to successfully manage the use of catalogs and e-commerce could adversely affect our business.

Our catalogs and websites are key drivers of our sales. We must create, design, publish and distribute catalogs as well as web content that offer and display merchandise that our customers want to purchase at prices that are attractive. Our future success depends in part on our ability to anticipate, assess and react to changing product trends and market demand, designing and publishing catalogs and web content that address these developments in a way that generates sales. We must also accurately determine the optimal number of catalogs to publish and the most advantageous distribution strategies. There can be no assurance that we will be able to identify and react to trends in a timely fashion and distribute catalogs with a high level of effectiveness justifying our marketing investment.

Increases in postage and paper and other operating costs could negatively affect our results of operation and financial condition.

We are particularly vulnerable to postage and shipping rate increases with respect to catalog mailings, which is a central aspect of our business model, and merchandise deliveries. While some of these variations are cyclical, others have been unpredictable and significant.

Paper and postage represent significant components of our total cost to produce, distribute, and market our products. We use the U.S. Postal Service for distribution of substantially all of our catalogs and other marketing materials. As such, the continued rise in postal rates has increased our costs. Postal rates are dependent on the operating efficiency of the postal service and on legislative mandates imposed upon the postal service. We cannot predict the magnitude of future price changes in postage. The current economic environment is likely to lead to further potential rate increases.

Paper is the principal raw material used in our business for printed products and promotional materials. Paper is a commodity and its price is subject to significant volatility. The price of paper may fluctuate significantly in the future, and changes in the market supply of or demand for paper could affect delivery times and prices. We may need to find alternative sources for paper from time to time. We cannot assure that we will continue to have access to paper in the necessary amounts or at reasonable prices or that any increases in the cost of paper will not have a material adverse effect on our business. Further, we may not be able to pass such increases on to our customers. Any paper shortage may increase our paper costs, cause us to reduce our catalog circulation, force us to use different weights or grades of paper that could increase our cost, reduce the number of pages per catalog or both. Our inability to absorb the impact of increases in postage and paper costs or any strategic determination not to pass on all or a portion of these increases to customers could materially and adversely affect our results of operations and financial condition.

Current and future government regulation of our catalog and Internet retail operations could substantially harm our business.

We are subject to various laws and regulations, including regulations of the Federal Trade Commission governing the manner in which customers may be solicited, and prescribing other obligations in fulfilling orders and consummating sales. In addition to general business regulations and laws, we are subject to governmental oversight of interstate commerce generally and orders taken over the Internet in particular. Existing and future regulations and laws may impede the growth of the Internet or other online services. These regulations and laws may cover taxation, restrictions on imports and exports, customs, tariffs, user and consumer privacy, data protection, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, the provision of online payment services, broadband residential Internet access and the characteristics and quality of products and services. It is not clear how existing laws and regulations governing issues such as property ownership, sales and other taxes, libel and personal privacy apply to the Internet and online commerce.

Unfavorable resolution of these issues may slow the growth of online commerce and, in turn, our business.

Changes in any of the laws and regulations to which we are or may become subject, or additional regulation, could cause the demand for and sales of our products to decrease. Moreover, complying with increased or changed regulations could force us to change our business practices and may cause our operating expenses to increase. This could adversely affect our revenues and profitability.

We rely on third party carriers as part of our fulfillment operations, and these carriers could fail to adequately serve our customers.

We rely on a limited number of carriers to ship inventory to us and to deliver orders to our customers. If we are unable to negotiate service levels and costs that are acceptable, or our delivery vendors fail to perform satisfactorily, it could negatively affect the satisfaction of our customers and our profitability. Other transportation impediments could be caused by external factors including inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war, terrorism and acts of God.

System interruption and the lack of integration and redundancy in our order entry and online systems may adversely affect our net sales.

Customer access to our call center and websites is key to the continued flow of new orders. Anything that would hamper or interrupt such access could adversely affect our net sales, operating results and customer satisfaction. Examples of risks that could affect access include problems with the Internet or telecommunication infrastructure, limited web access by our customers, local or more systemic impairment of computer systems due to viruses or malware, or impaired access due to breaches of Internet security or denial of service attacks. Changes in the policies of service providers or others that increase the cost of telephone or Internet access could inhibit our ability to market our products or transact orders with customers.

In addition, our ability to operate our business from day to day, in particular our ability to manage our credit operations and inventory levels, largely depends on the efficient operation of our computer hardware and software systems and communications systems. Our computer and communications systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, earthquakes, acts of war or terrorism, acts of God, computer viruses, physical or electronic break-ins or denial of service attacks, improper operation by employees, and similar events or disruptions. Any of these events could cause system interruption, delays, and loss of critical data, and could prevent us from accepting and fulfilling customer orders and providing services, which would impair our operations. Certain of our systems are not redundant and we have not fully implemented a disaster recovery plan. In addition, we may have inadequate insurance coverage to compensate us for any related losses. Interruptions to customer ordering, particularly if prolonged, could damage our reputation and be expensive to remedy and have significant adverse effects on our financial results.

Our anticipated growth is subject to a number of uncertainties that could adversely affect our plans and our results of operations.

We have rapidly and significantly expanded our operations, and anticipate that further significant expansion will be required to address potential growth in our customer base and market opportunities. This expansion has placed, and is expected to continue to place, a significant strain on the company’s management, operational and financial resources. From September 2006 to July 2011, we expanded from approximately 608 to 904 employees. To manage the expected growth of our operations and personnel, we will be required to improve existing and/or implement new transaction processing, operational and financial systems, procedures and controls, and to expand, train and manage our already growing employee base. Furthermore, should we add fulfillment and warehouse capacity or add new businesses with different fulfillment requirements, our fulfillment system could become increasingly complex and challenging to operate.

We also may be required to expand our finance, administrative and operations staff. Further, our management will be required to maintain and expand our relationships with various distributors and printers, freight companies, websites and web service providers, Internet and other online service providers and other third parties necessary to our business. There can be no assurance that our current and planned personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to hire, train, retain, motivate and manage required personnel or that our management will be able to successfully identify, manage and exploit existing and potential market opportunities. If we are unable to manage growth effectively, our business, prospects, financial condition and results of operations will be materially adversely affected.

If we engage in acquisitions, significant investments in new businesses, or other strategic transactions, we will incur a variety of risks, any of which may adversely affect our business.

We may make acquisitions of, or significant investments in, businesses or assets that offer complementary products, services and technologies. Any acquisitions or investments will be accompanied by the risks commonly encountered in acquisitions of businesses, which may include:

•	failure to achieve the financial and strategic goals for the acquired and combined business;

•	overpayment for the acquired companies or assets;

•	difficulty integrating the operations and personnel of the acquired businesses;

•	disruption of our existing business;

•	distraction of management from our ongoing business;

•	dilution of our existing stockholders and earnings per share;

•	unanticipated liabilities, legal risks and costs;

•	increased regulatory and compliance requirements;

•	retention of key personnel; and

•	impairment of relationships with employees and customers as a result of integration of new management personnel.

These risks could harm our business, financial condition or results of operations, particularly if they occur in the context of a significant acquisition.

General economic factors may adversely affect our financial performance.

General economic conditions may adversely affect our financial performance. In the United States, changes in interest rates, changes in fuel and other energy costs, weakness in the housing market, inflation or deflation or expectations of either inflation or deflation, higher levels of unemployment, unavailability of or limitations on consumer credit, higher consumer debt levels or efforts by consumers to reduce debt levels, higher tax rates and other changes in tax laws, overall economic slowdowns, changes in consumer desires and other economic factors could adversely affect consumer demand for the products and services we sell, change the mix of products we sell to a mix with a lower average gross margin, result in slower inventory turnover and greater markdowns on inventory and result in higher levels of slow payment, default and uncollectibility in our customer accounts receivable. Higher interest rates, transportation costs, inflation, costs of labor, insurance and healthcare, foreign exchange rate fluctuations, higher tax rates and adverse changes in tax and other laws and regulations and other economic factors in the United States can increase our cost of sales, commodity pricing, operating, selling, general and administrative expenses and interest expense, and otherwise adversely affect our operations and operating results. These factors affect not only our operations, but also the operations of our sources of consumer and commercial credit critical to our business, as well as suppliers from whom we purchase goods, a condition that can limit the availability of credit or goods to us or increase the cost to us of the goods we sell to, and credit we arrange for, our customers.

The seasonality of our business increases the strain on our operations and results in fluctuations in our quarterly results.

A disproportionate amount of our net sales, 42% in 2010, occurs during our fourth fiscal quarter. If we do not maintain adequate inventory to meet seasonal customer demand, it could significantly affect our net sales and future growth. Conversely, if we overstock seasonal products in excess of demand, we may have to offer significant pricing markdowns or take inventory write-offs. If too many customers access our telephone order lines, servicing connections or websites within a short period, particularly during holidays, it could prevent us from taking orders or reduce customer satisfaction. A similar adverse impact would result from inadequate staffing in our customer service and ordering centers and warehouse fulfillment functions during times of peak volume.

In addition, because a disproportionate amount of our net sales occur during the fourth fiscal quarter, our financial results in such quarter will have a disproportionate effect on our financial results for the full year. Our stock price may also experience substantial volatility based on our results for the fourth fiscal quarter due to the intense focus investors and stock analysts place on these results.

Our international sourcing relationships and service providers subject us to risks that could adversely affect our business.

We source our merchandise both domestically and internationally, as do many of our third party suppliers. In addition, we rely on foreign third party service providers based in Guatemala, India, Jamaica, Panama and the Philippines for various aspects of our operations, including phone and mail order entry, collections and global import transportation/logistics.

International purchases subject us and our suppliers to inbound freight costs, tariffs, duties and currency fluctuations as well as other risks and could increase our costs and, therefore, decrease our gross profits as well as decrease our ability to ship our merchandise in a timely manner.

We may source an increasing amount of merchandise directly from vendors abroad, particularly in Asia, which will subject us to risks and uncertainties including import/export controls or regulations and quotas and possible cancellations of backorders due to delayed shipping. Any disruption or delays in, or increased costs of, importing our products could have an adverse effect on our business, financial condition and operating results. Foreign orders are often placed through third party intermediaries, and as a result may present greater difficulty in identifying and supervising vendors with respect to quality control and addressing product defects. In addition, declines in the value of the U.S. dollar relative to foreign currencies affect our buying power and the ultimate price of the products we sell to our customers.

Changing or uncertain economic conditions in foreign countries and political unrest, war, natural disasters or health epidemics can all be detrimental to dealings with foreign sources of product or service providers. Any of these factors may disrupt the ability of foreign vendors to supply merchandise in a timely manner or at all, and the ability of foreign service providers to fulfill their obligations to us. Such factors could also substantially increase our costs to source merchandise through foreign vendors or engage third party service providers. The need to replace any such vendors or service providers could be expensive and disruptive to our operations.

If we are unable to maintain vendor relationships and obtain adequate supplies of inventory, our results of operations will be negatively impacted.

Our financial performance depends on the ability to purchase products in sufficient quantities at competitive prices. We offer a changing mix of products and, therefore, our buyers must develop and maintain relationships with vendors to locate sources for high quality, low cost, name brand merchandise they believe will interest our customers. We currently purchase our products from over 1,000 domestic and foreign manufacturers. Our top ten suppliers accounted for approximately 23% of our merchandise inventory purchases in 2010. Inability to obtain merchandise from any of the larger vendors could cause supply disruptions that would hamper the business.

If we are unable to maintain supplier relationships, our ability to offer high quality, competitively priced products to our customers may be impaired, and our net sales and gross profits would decline. If our current vendors were to stop selling merchandise to us on acceptable terms, including because of one or more vendor bankruptcies due to poor economic conditions, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all.

Because the contracts with our suppliers are frequently short term in nature, we may be unable to acquire product to meet customer demand that extends beyond initial expectations and net sales may suffer. Furthermore, vendors under short term contracts may increase prices or cut off supply at any time.

Because our single fulfillment center is located in Minnesota, we are subject to regional risks and adverse effects upon our business and results of operations if our fulfillment operations are interrupted for any significant period of time.

In order to maximize efficiency, we use a single large fulfillment center located in St. Cloud, Minnesota where we warehouse our merchandise and ship customer orders. This arrangement subjects us to regional risks, such as a shutdown or interruption in operations at the regional airport, and risks associated with systems lacking redundancy. The facility is susceptible to damage or interruption from human error, fire, flood or other acts of God, power loss, telecommunications failure, terrorist attacks, acts of war, break-ins and similar events. Many of our competitors operate across the United States and thus are not as vulnerable to the risks of operating in one region. Should anything interrupt operations at this facility, we have very limited alternate ways to fill product orders and limited ability to reroute orders to third parties for drop shipping.

Strikes, work stoppages and slowdowns by our employees could adversely affect our business, financial position and results of operations.

As of July 2011, the company employed approximately 904 employees, of which approximately 223 were warehouse and order fulfillment employees subject to a collective bargaining agreement. Labor organizing activities could result in additional employees becoming unionized. Strikes, work stoppages and slowdowns by our employees could adversely affect our ability to fulfill orders and meet our customers’ needs, and customers may move their business to competitors as a result. This could adversely affect our business, financial position and results of operations. Increased unionization and the terms of future collective bargaining agreements also may affect our competitive position and results of operations.

We face risk related to the strength of our operational, technological and organizational infrastructure.

We are exposed to operational risks that can be manifested in many ways, such as errors related to failed or inadequate processes, faulty or disabled computer systems, fraud by employees, contractors or third parties and exposure to external events. In addition, we are heavily dependent on the strength and capability of our technology systems which we use to manage our internal financial, credit and other systems, interface with our customers and develop and implement effective marketing campaigns.

Our ability to operate our business to meet the needs of our existing customers and attract new ones and to run our business in compliance with applicable laws and regulations depends on the functionality of our operational and technology systems. Any disruptions or failures of our operational and technology systems, including those associated with improvements or modifications to such systems, could cause us to be unable to market and manage our products and services and to report our financial results in a timely and accurate manner, all of which could have a negative impact on our results of operations.

In some cases, we outsource delivery, maintenance and development of our operational and technological functionality to third parties. These third parties may experience errors or disruptions that could adversely impact us and over which we may have limited control. Any increase in the amount of our infrastructure that we outsource to third parties may increase our exposure to these risks.

If we do not respond to technological changes, our services could become obsolete and we could lose customers.

To remain competitive, we must continue to enhance and improve the functionality and features of our e-commerce websites and other technologies. We may face material delays in introducing new products and enhancements. If this happens, our customers may forego the use of our websites and use those of our competitors. The Internet and the online commerce industry are rapidly changing. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete. Our failure to respond to technological change or to adequately maintain, upgrade and develop our computer network and the systems used to process customers’ orders and payments could harm our business, prospects, financial condition and results of operations.

We are dependent on third parties to fulfill key operational tasks, including with respect to our credit and payment processing system, and are vulnerable to various risks with respect to these relationships.

We depend on a number of independent businesses to operate our business efficiently, none of which are under our control. Any adverse developments affecting these vendors, the products or services provided by them, or the fees that they charge us could have a detrimental impact on our operations and financial results. For example, we are highly dependent on software that we license from CoreCard Software, Inc. This software provides a highly customized platform that is critical to our credit and payment processing system, and we rely on CoreCard for ongoing maintenance and support of this system. In the event that CoreCard ceases to provide the maintenance and support we need, we may be forced to incur substantial additional costs in order to maintain or replace our credit and payment processing system, and there is no assurance that we would be successful in doing so. A failure or delay in responding to such developments, even for a short period of time, could have significant adverse effects on our ability to provide customers access to credit, generate sales and operate our business.

Examples of other critical vendors include the following:

•	vendors that print and mail our catalogs;

•	vendors that handle credit applications, remittance and collections;

•	shipping companies;

•	telephone and Internet providers;

•	e-commerce service providers;

•	outside call centers handling customer telephone orders, account servicing and collections, many of which reside in foreign countries;

•	outside service providers to provide repairs under extended service plans; and

•	factory direct vendors for timely fulfillment of merchandise orders.

Many of our vendor agreements have relatively short terms. As a result, we are at risk of increased vendor pricing and other adverse changes in vendor terms. Further, the need to replace one of our vendors, particularly on short notice, could cause significant disruption to our operations and have an adverse effect on our financial results.

The loss of key senior management personnel could negatively affect our business.

While we attempt to anticipate succession planning needs, departures by senior management can be disruptive. We depend heavily on our senior management and other key personnel, particularly Brian Smith, our Chairman and Chief Executive Officer, to execute our business plan. The loss of any of our executive officers or other key employees could harm our business. We do not have key person life insurance policies or employment agreements for our executive management team.

We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

We regard our trademarks, service marks, copyrights, trade dress, trade secrets, proprietary technology, and similar intellectual property as critical to our success. In particular, we believe certain proprietary information, including but not limited to our credit models, are central to our business model and give us a key competitive advantage. We rely on trademark and copyright law, trade secret protection, and confidentiality, license and work product agreements with our employees, customers, and others to protect our proprietary rights.

We may be unable to prevent third parties from acquiring trademarks, service marks and domain names that are similar to, infringe upon, or diminish the value of our trademarks and other proprietary rights. In addition, we currently own the exclusive right to use various domain names containing or relating to our company name and brands. We may be unable to prevent third parties from acquiring and maintaining domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights. Failure to protect our domain names could affect adversely our reputation and brand, and make it more difficult for users to find our website.

We may be unable to discover or determine the extent of any unauthorized use of our proprietary rights. The protection of our intellectual property may require the expenditure of significant financial and managerial resources. In addition, the steps we take to protect our intellectual property may not adequately protect our rights or prevent parties from infringing or misappropriating our proprietary rights. We can be at risk that others will independently develop or acquire equivalent or superior technology or other intellectual property rights. The use of our technology or similar technology by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business.

We cannot be certain that the intellectual property used in our business does not and will not infringe the intellectual property rights of others, and we are from time to time subject to third party infringement claims. Due to recent changes in patent law, we face the risk of a temporary increase in patent litigation due to new restrictions on including unrelated defendants in patent infringement lawsuits in the future particularly from entities that own patents but that do not make products or services covered by the patents. Any third party infringement claims against us, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against us or the payment of damages. Moreover, should we be found liable for infringement, we may be required to seek to enter into licensing agreements, which may not be available on acceptable terms or at all.

Complaints or litigation may adversely affect our business and results of operations.

We face the risk of litigation, including class action lawsuits challenging, among other things, our marketing and sales practices as well as our actions as a contract servicer for the Credit Issuers. Other potential risks of litigation relate to lending terms, rates, disclosures, collections and/or other practices, under state and federal consumer protection statutes and other laws, as well as licensing requirements relating to consumer lending activity. In particular, state attorneys general and other government prosecutors have shown an increased interest in the enforcement of consumer protection laws, including laws relating to subprime lending, predatory lending practices and privacy. We may also be subject, from time to time, to employee claims alleging injuries, wage and hour violations, discrimination, harassment or wrongful termination. In addition to the risk of loss following an adverse ruling in any such litigation, all litigated matters involve costs, in terms of both monetary expenditures and the diversion of management’s time and attention. In addition, litigation may result in orders that require us to change our business practices, pay settlement costs and damages and, in some cases, penalties. Any or all of these could negatively affect our business and financial results.

We may face potential claims and reputational risk arising out of the fraudulent activities of Thomas J. Petters.

Upon completion of this offering, 6,186,431 shares, or approximately 18% of our outstanding common stock, will be held of record by entities formerly affiliated with Thomas J. Petters. Each of these entities and Mr. Petters is in federal bankruptcy or receivership as a result of Mr. Petters’ arrest and conviction on charges of wire and mail fraud, conspiracy and money laundering. A trustee and receiver has been appointed for these entities and Mr. Petters and exercises all ownership rights with respect to these shares and other rights of these persons. These rights include continuing contractual rights under our amended and restated stockholders agreement and amended and restated investor rights agreement, each of which will terminate upon completion of this offering, except with respect to registration rights. During the early years of our company, Mr. Petters also was a director and provided us various debt financing.

The trustee and receiver has broad powers to seek recovery of assets for the benefit of creditors of the bankrupt and forfeited estates of these persons. None of the fraudulent activity of which Mr. Petters was convicted was at any time alleged directly to involve our company nor has our company been the subject of or participated in any civil or criminal proceeding arising out his fraudulent activity. The trustee and receiver for the Petters affiliates and Mr. Petters has furnished to us a letter dated August 25, 2011 to the effect that based on information actually known to the trustee and receiver as of the date of the letter, it does not know of any actual or potential claim in that capacity against the company or its subsidiaries, current or former officers and directors of our company (other than the asserted and pending claims of the trustee and receiver described below), our significant securityholders or the underwriters named on the cover page of this prospectus. Further, the trustee and receiver has agreed to provide at the time of closing of this offering a release of all claims, known or unknown, that the trustee and receiver may then have had or in the future have against our company, current or former officers and directors of our company (other than the asserted and pending claims of the trustee and receiver described below), our significant securityholders or the underwriters named on the cover page of this prospectus, arising out of any act, omission, transaction, event or occurrence that relates to our company and takes place prior to the time of closing of this offering.

The trustee and receiver has made demand of, and in some cases commenced litigation against, numerous individuals, charitable organizations, businesses and other persons to recover cash and other property conveyed to these persons by Mr. Petters or his affiliates on the grounds that the consideration received by Mr. Petters or his affiliates, at a time when they were insolvent, was legally insufficient, commonly referred to as a clawback. Among the individuals subject to these demands and litigation were one current and one former employee who made claims for indemnification against the company arising out of the trustee’s actions. We reimbursed to the two employees an aggregate of $10,000 in settlement payments made by them to the trustee upon a determination that the applicable standard of conduct and other requirements for indemnification had been satisfied. In addition, Brian Smith, our Chairman and CEO and a 5% shareholder of the company, was also the subject of a Trustee clawback demand in respect of two cash bonus payments in 2003 and 2005 in aggregate of $110,000 received by him from a Petters affiliate while acting as an employee of Bluestem and in consideration of services to Bluestem. The Trustee also made a clawback demand in respect of a transfer in 2005 of shares of our common stock from a Petters affiliate to Mr. Smith in consideration of services to Bluestem. The value of these shares was recorded as compensation by Bluestem at the time of transfer at $158,440. Mr. Smith responded to these demands by reimbursing the Trustee in the amount of the bonus payments and paying to the Trustee the full value of the shares at the time of transfer. Mr. Smith made a demand for indemnification to Bluestem for reimbursement of an amount equal to the $158,440 payment to the Trustee plus attorneys’ fees relating to resolution of that clawback demand. The company reimbursed to Mr. Smith such amount upon a determination by our board of directors that the applicable standard of conduct and other requirements for indemnification had been satisfied and receipt from Mr. Smith of a release of Bluestem of any claim arising out of these clawback demands.

Based on information furnished in publicly-filed litigation or furnished to Bluestem by the trustee and receiver, the trustee and receiver has asserted additional clawback claims known to the trustee and receiver aggregating approximately $12.7 million against four former Bluestem directors, who Bluestem believes were acting as employees of, or lenders or consultants to, Petters affiliates other than Bluestem when payments which are the subject of the clawback claims were made. The trustee and receiver has advised that similar clawback claims against a former Bluestem director and executive officer, who was also believed to be acting in a capacity unrelated to Bluestem in connection with receipt of the payments which are the subject of the clawback demand, were resolved by such individual by payment to the trustee and receiver of $2.1 million. No claim for indemnification or advancement of litigation expenses has been made against Bluestem in respect of any of these asserted trustee and receiver claims, except for a claim by one of these former directors. In November 2010, this former director alleged that he was made a defendant in a clawback proceeding demanding repayment of approximately $3.8 million “in part by reason of his official capacity as a director of Bluestem.” In December 2010, the company rejected this claim for indemnification.

The foregoing trustee and receiver claims or, subject to the release by the trustee and receiver, other claims by the trustee and receiver against persons who have had a relationship with the company, to the extent not resolved with the company, could possibly result in claims or litigation for indemnification, advancement of expenses or other claims for damages against the company that could be successful and could result in significant payments by us for the benefit of such persons for which insurance may not be available.

Publicity or other events associating our company with Mr. Petters and his affiliates, regardless of their foundation or accuracy, could adversely affect our reputation in the consumer, financial and investment communities, and also could adversely affect our stock price. Such publicity or other events could also intrude on our normal business operations and distract management. Please see “Certain Relationships and Related Party Transactions — Thomas J. Petters and Affiliates” for additional information concerning our relationship with Mr. Petters.

We may be subject to product liability claims if people or property are harmed by products we sell.

Some of the products we sell may expose us to product liability claims relating to personal injury, death, or environmental or property damage, and may require product recalls or other actions. The risk may be particularly high with respect to products we sell intended for use by or with children, as well as pellet guns, knives, archery and similar products. Although we maintain liability insurance, we cannot be certain that our coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all.

Adverse publicity, or any failure to maintain our brand image and corporate reputation, could adversely affect our business and results of operations, as could various other social factors affecting credit use and consumption.

Our success depends in part on our ability to maintain the image of the Fingerhut and Gettington.com brands as well as our reputation for providing excellent service to our customers. Adverse publicity or widespread declines in perception regarding our products and service quality could tarnish the image of our brands, even if these developments are unfounded or the information false. We could be similarly adversely affected if customers mistakenly associate unrelated businesses with our own operations.

We do not insure against any diminution in the value of our brands or the business itself, arising from claims, adverse publicity or otherwise. In addition, adverse publicity surrounding labor relations, our business concentration in the low to middle income consumer sector or our reliance on financing to such customers could damage our reputation and loss of sales and brand equity could result. This could require the expenditure of additional resources to rebuild our reputation and restore the value of our brands.

In addition, a variety of social factors may cause changes in customer purchases contingent upon credit, including the public’s perception of consumer debt, payment patterns, personal bankruptcy, and the rate of defaults by account holders and borrowers. If consumers develop negative attitudes about incurring debt or if consumption trends continue to decline, our business and financial results will be negatively affected.

Risks Related to this Offering and Ownership of Our Common Stock

An active public market for our common stock may not develop following this offering, which could limit your ability to sell your shares of our common stock at an attractive price, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which investor interest in our company will lead to the development of an active trading market in our common stock or how liquid that market might become. An active public market for our common stock may not develop or be sustained after the offering. If an active public market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you, or at all.

Our principal existing stockholders will continue to own a large percentage of our voting stock after this offering, which may allow them to collectively control substantially all matters requiring stockholder approval.

Our principal existing stockholders will beneficially own approximately 20,675,202 shares, or 59%, of our common stock upon the completion of this offering. Our principal existing stockholders consist of Brookside Capital Investors, L.P., funds affiliated with Bain Capital, funds affiliated with Battery Ventures, and Petters Group Worldwide and its affiliates. In addition, Brian Smith, our Chairman and Chief Executive Officer, will beneficially own approximately 3%, and our directors and officers as a group will beneficially own approximately 38%, of our common stock upon completion of this offering. If some or all of these stockholders decided to act in concert, they could control us through their ability to determine the outcome of the election of our directors, to amend our certificate of incorporation and bylaws and to take other actions requiring the vote or consent of stockholders, including mergers, going private transactions and other extraordinary transactions, and the terms of any of these transactions. The ownership positions of these stockholders may have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors. These stockholders may also use their large ownership positions to address their own interests, which may be different from those of investors in this offering.

Our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, many of which are outside of our control, including:

•	our ability to retain and attract customers and increase net sales;

•	availability and pricing of, and the regulatory environment for, consumer and commercial credit;

•	varying response rates to catalogs and other marketing activities;

•	unanticipated delinquencies and losses in our customer accounts receivable portfolio;

•	our ability to offer products on favorable terms, manage inventory, and fulfill orders;

•	pricing pressures due to competition or otherwise;

•	changes in consumer tastes and demand for particular products;

•	changes in consumer willingness to purchase goods on credit via catalogs and through the Internet;

•	weak economic conditions, economic uncertainty and lower consumer confidence and discretionary spending;

•	changes in taxation of catalog and Internet sales;

•	timing, effectiveness, and costs of expansion and upgrades of our systems and infrastructure;

•	variations in the mix of products and services we offer and level of vendor returns;

•	changes in key personnel;

•	entry into new markets;

•	developments concerning Thomas Petters and his former affiliates;

•	announcements by us or our competitors of new product offerings or significant acquisitions;

•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the Securities and Exchange Commission, or SEC, and announcements relating to litigation;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•	changes in financial estimates by any securities analysts who follow our common stock, our failure to meet these estimates or failure of those analysts to initiate or maintain coverage of our common stock;

•	ratings downgrades by any securities analysts who follow our common stock;

•	the development and sustainability of an active trading market for our common stock;

•	future sales of our common stock by our officers, directors and significant stockholders;

•	other events or factors, including those resulting from war, acts of terrorism, natural disasters or responses to these events; and

•	changes in accounting principles.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many retail and finance companies. In the past, stockholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, we could incur substantial costs and our resources and the attention of management could be diverted from our business.

We may need additional equity capital, and raising additional capital may dilute existing stockholders.

We believe that our existing capital resources, including the anticipated proceeds of this offering, availability of borrowings under our credit facilities, and cash generated from our business, will enable us to maintain our current and planned operations. However, if for any reason this is not the case, we may choose or be required to raise additional funds to fund our operations. If our capital requirements vary materially from those currently planned, we may require additional equity financing sooner than anticipated. For example, if we grow at a faster rate than we currently expect, we may need to raise additional equity in order to stay in compliance with the terms of our credit facilities, or to maintain a debt to equity ratio that we feel is appropriate. Additional financing may not be available in sufficient amounts or on terms acceptable to us and may be dilutive to existing stockholders. If adequate funds are not available or are not available on acceptable terms, our ability to fund our future growth, take advantage of new opportunities, develop or enhance our offerings, or otherwise respond to competitive pressures would be significantly limited.

Future sales of our common stock, or the perception in the public markets that these sales may occur, may depress our stock price.

Sales of substantial amounts of our common stock in the public market after this offering, or the perception that these sales could occur, could adversely affect the price of our common stock and could impair our ability to raise capital through the sale of additional shares. Upon completion of this offering, we will have 34,909,624 shares of common stock outstanding. The shares of common stock offered in this offering will be freely tradable without restriction under the Securities Act of 1933, as amended, or the Securities Act, except for any shares of our common stock that may be held or acquired by our directors, executive officers and other affiliates, as that term is defined in the Securities Act. Those securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

We, each of our officers, directors and certain of our other stockholders, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except, in our case, for the issuance of common stock upon exercise of options under existing option plans. Piper Jaffray & Co. may, in its sole discretion, release any of these shares from these restrictions at any time without notice, as permitted by FINRA rules. See “Underwriting.”

The shares of common stock held by existing stockholders as of the date of this prospectus will, from time to time after this offering, become eligible to be sold in the public market, subject to limitations imposed under federal securities laws. See “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling shares of our common stock after this offering.

In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock.

Anti-takeover provisions in our charter documents and Delaware law might discourage or delay acquisition attempts for us that you might consider favorable.

Our amended and restated certificate of incorporation and amended and restated bylaws will contain provisions that may make the acquisition of our company more difficult without the approval of our board of directors. These provisions:

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as our board may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may be changed by resolution of the board of directors;

•	divide our board of directors into three classes;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•	do not provide for cumulative voting rights.

We are subject to Section 203 of the General Corporation Law of Delaware, which regulates corporate acquisitions. Section 203 prohibits us from engaging in a transaction involving a sale of assets, merger or consolidation of our company with an interested stockholder, as defined under Section 203, of our company for a period of three years following the date of the transaction in which the stockholder became an interested stockholder unless the transaction is approved in a prescribed manner.

These anti-takeover provisions could discourage, delay or prevent a transaction involving a change in control of our company, even if doing so would benefit our stockholders. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and to cause us to take other corporate actions you desire.

If you purchase shares of common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of common stock in this offering, you will incur immediate and substantial dilution in the amount of $5.38 per share because the assumed initial public offering price of $15.00 (the midpoint of the range set forth on the cover page of this prospectus) is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares and to the satisfaction of accrued and unpaid dividends on our outstanding preferred stock through the issuance of new common stock. In addition, you may also experience additional dilution upon future equity issuances or the exercise of stock options to purchase common stock granted to our employees, consultants and directors under our stock option and equity incentive plans. See “Dilution.”

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our common stock would be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

We do not expect to pay any cash dividends for the foreseeable future.

The continued operation and expansion of our business will require substantial funding. Accordingly, we do not anticipate that we will pay any cash dividends on shares of our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, including under our existing credit facilities and other indebtedness we may incur, restrictions imposed by applicable law and other factors our board of directors deems relevant. Accordingly, if you purchase shares in this offering, realization of a gain on your investment will depend on the appreciation of the price of our common stock, which may never occur. Investors seeking cash dividends in the foreseeable future should not purchase our common stock.

We will incur increased costs as a result of becoming a public company.

As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and related rules implemented by the SEC and the NASDAQ stock market. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty.

These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 will require significant expenditures and effort by management, and if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, our stock price could be adversely affected.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations and beginning with our Annual Report on Form 10-K for the year ending February 1, 2013, our management will be required to report on, and, if our market capitalization exceeds $75.0 million, our independent registered public accounting firm to attest to, the effectiveness of our internal control over financial reporting. The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting. In this regard, subsequent to the issuance of our 2009 financial statements, we identified a deficiency in the effectiveness of our internal controls relating to the recognition of derivative liabilities associated with an outstanding contingent fee agreement, our outstanding preferred stock, our preferred stock warrants and certain of our common stock warrants. As a result, we restated our 2009 financial statements to reflect the proper derivative accounting treatment. See note 14 to our consolidated financial statements for additional information regarding the restatement. We may encounter problems or delays in completing the implementation of any changes necessary to make a favorable assessment of our internal control over financial reporting. In addition, in connection with the attestation process by our independent registered public accounting firm, we may encounter problems or delays in completing the implementation of any requested improvements and receiving a favorable attestation. If we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified attestation report on our internal controls, investors could lose confidence in our financial information and our stock price could decline.

FORWARD LOOKING STATEMENTS

This prospectus contains forward looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward looking statements. Forward looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected earnings, revenues, costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, strategies, or the expected outcome or impact of pending or threatened litigation are forward looking statements. All forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those that we expected, including:

•	our dependence upon the availability of third party financial institutions to issue credit accounts to our customers;

•	loss of commercial borrowing capacity or increases in our cost of capital;

•	regulatory risks faced by us and the Credit Issuers in connection with the extension of credit to our customers;

•	taxation of Internet and catalog based out-of-state sales, and the imposition on us of associated obligations;

•	changes in customer discretionary spending;

•	our customers’ dependence on credit to make purchases from us;

•	failure of our internal models to provide reliable estimates or predictions of future activity in connection with risk management, accounting estimates and other business decisions;

•	our ability to successfully implement new initiatives, add new customers and evolve our business model;

•	performance of key financial metrics, including net sales, delinquencies and losses on customer accounts receivables, and the value of our own equity;

•	competition from other retailers and lenders;

•	changes in regulations or customer concerns about privacy and protection of customer data;

•	security breaches and any failure to protect private customer information;

•	challenges in anticipating merchandising trends and forecasting sales;

•	failure to successfully manage the use of catalogs and e-commerce;

•	increases in postage and paper and other operating costs;

•	current and future government regulation of our catalog and Internet retail operations;

•	our reliance on third party carriers as part of our fulfillment operations;

•	system interruption and the lack of integration and redundancy in our order entry and online systems;

•	uncertainties upon which our anticipated growth depends;

•	risk related to acquisitions, significant investments in new businesses, or other strategic transactions in which we may engage

•	weak economic conditions, economic uncertainty and lower consumer confidence and discretionary spending;

•	seasonality of our business;

•	our reliance on international sourcing relationships and service providers, and related foreign risks and uncertainties;

•	our ability to maintain vendor relationships and obtain adequate supplies of inventory;

•	regional risks and adverse effects related to having a single fulfillment center;

•	potential strikes, work stoppages and slowdowns by our employees;

•	operational risks related to the strength of our operational, technological and organizational infrastructure;

•	our ability to respond to technological changes;

•	our reliance on third parties to fulfill key operational tasks, including with respect to our credit and payment processing system;

•	changes in key senior management personnel;

•	our ability to protect our intellectual property;

•	potential complaints or litigation relating to our business and financing transactions;

•	risks related to significant ownership of our voting stock and potential for control by our principal existing stockholders;

•	potential claims and reputational risk arising out of the fraudulent activities of Thomas J. Petters;

•	potential product liability claims if people or property are harmed by products we sell; and

•	adverse publicity or any failure to maintain our brand image and corporate reputation.

We derive many of our forward looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and, it is impossible for us to anticipate all factors that could affect our actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus. All written and oral forward looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other SEC filings and public communications. You should evaluate all forward looking statements made in this prospectus in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to an investment by you in our securities. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences we anticipate or affect us or our operations in the way we expect. The forward looking statements included in this prospectus are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of common stock offered by us will be approximately $134,900,000 based upon an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease the net proceeds we receive from this offering by approximately $9,300,000, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriter discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from the sale of common stock by us in this offering to retire the following indebtedness:

•	$30 million aggregate principal amount of our 13% senior subordinated secured notes due November 21, 2013 (the “Senior Subordinated Secured Notes”), plus accrued and unpaid interest thereon; and

•	the $75 million term loan tranche (the “Term Loan Tranche”) of our $365 million account receivable credit facility pursuant to the credit agreement, dated as of August 20, 2010, by and among our wholly owned subsidiary Fingerhut Receivables I, LLC, the lenders party thereto and Goldman Sachs Bank USA, as Administrative Agent (the “A/R Credit Facility”), plus prepayment penalties of $1.5 million and accrued and unpaid interest thereon.

We intend to use the remaining net proceeds to reduce the outstanding balance under the revolving credit tranche (the “Revolving Credit Tranche”) of our A/R Credit Facility. In July 2011, we obtained commitments from the lenders under our A/R Credit Facility such that, effective upon our full repayment of the Term Loan Tranche and the Senior Subordinated Secured Notes (and satisfaction of other typical conditions), the maximum commitment of the lenders under the Revolving Credit Tranche will be increased from $290 million to $350 million.

The outstanding $30.0 million Senior Subordinated Secured Notes bear an interest rate of 13.00% and are scheduled to mature in November 2013. The Term Loan Tranche of our A/R Credit Facility bears a fixed interest rate of 14.75% and is scheduled to mature on August 20, 2013. The Revolving Credit Tranche of our A/R Credit Facility bears an interest rate of LIBOR plus 4.25% (4.47% as of July 29, 2011) and is scheduled to mature on August 20, 2013. The indebtedness under our A/R Credit Facility was incurred in August 2010 to refinance our prior accounts receivable credit facility.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings in the foreseeable future will be used in the operation and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors, subject to compliance with certain contractual restrictions, including restrictions under our existing credit facilities, which limit our ability to pay dividends, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, restrictions contained in current and future financing instruments and other factors that our board of directors deems relevant. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” for additional information regarding our existing credit facilities, including restrictions on payment of dividends thereunder. We will pay in common stock all of the accrued and unpaid dividends payable to our preferred stockholders upon conversion of our two series of outstanding preferred stock on the closing of this offering.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 29, 2011:

•	on an actual basis; and

•	on a pro forma basis to reflect the following events as if they had occurred on July 29, 2011:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•	the payment of the accrued and unpaid dividends payable to our preferred stockholders upon conversion of their shares of preferred stock into shares of our common stock in the form of additional shares of common stock on the closing of this offering;

•	the lapse of certain anti-dilution rights of the holders of the 2,282,099 common stock warrants issued May 2008;

•	the termination of a contingent fee agreement; and

•	the issuance of additional common stock warrants as an anti-dilution adjustment due to the payment of accrued and unpaid dividends on our preferred stock in the form of common stock.

•	on a pro forma, as adjusted basis to reflect the following additional events as if they too had occurred on July 29, 2011:

•	the sale of 10,000,000 shares of our common stock in this offering by us at an assumed initial public offering price of $15.00 per share, the midpoint of the price range set forth on the cover of this prospectus, less estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

•	the application of all net proceeds from this offering to (i) retire our $30 million Senior Subordinated Secured Notes, plus accrued and unpaid interest, (ii) retire the $75 million Term Loan Tranche of our A/R Credit Facility, plus prepayment penalties of $1.5 million and accrued and unpaid interest and (iii) pay down the Revolving Credit Tranche of our A/R Credit Facility.

You should read the information below in conjunction with the sections titled “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	As of July 29, 2011
			Pro Forma,
	Actual	Pro Forma	As Adjusted
	(in thousands, except share and
	per share data)

Cash and cash equivalents	$373	$373	$373

Derivative liabilities in our own equity (a)	$95,424	$10,228	$10,228

Debt:
A/R Credit Facility — Revolving Credit Tranche (b)(c)	$196,000	$196,000	$164,939
A/R Credit Facility — Term Loan Tranche (b)(c)	75,000	75,000	—
Inventory Line of Credit (c)(d)	22,867	22,867	22,867
Senior Subordinated Secured Notes (b)(e)	29,016	29,016	—
Other	782	782	782

Total debt	323,665	323,665	188,588

Mezzanine equity (f):
Series B Preferred Stock, $0.00001 par value; 753,523,962 shares authorized; 752,181,500 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma, as adjusted	67,218	—	—
Series A Preferred Stock, $0.00001 par value; 791,738,012 shares authorized; 749,995,554 shares issued and outstanding, actual; no shares issued and outstanding, pro forma and pro forma, as adjusted	137,982	—	—

Shareholders’ (deficit) equity (f):
Preferred stock, $0.00001 par value; no shares authorized, issued or outstanding, actual; 5,000,000 shares authorized; no shares issued and outstanding, pro forma and pro forma, as adjusted	—	—	—
Common stock, $0.00001 par value; 2,592,550,586 shares authorized; 3,635,382 shares issued and outstanding, actual; 24,065,441 shares issued and outstanding, pro forma; 150,000,000 shares authorized, 34,065,441 shares issued and outstanding, pro forma, as adjusted	3	3	3
Additional paid-in capital	—	290,396	425,296
Accumulated deficit	(93,538)	(93,538)	(96,150)

Total shareholders’ (deficit) equity	(93,535)	196,861	329,149

Total capitalization	$530,754	$530,754	$527,965

(a)	We have derivative liabilities relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement. These derivative liabilities are recorded at their estimated fair value at each balance sheet date. Changes in fair value are reflected in the consolidated statement of operations as gains or losses from derivatives in our own equity as described in the notes to the consolidated financial statements. Upon an initial public offering, all of the Preferred Stock will be converted to common stock and the fair value of the derivative liabilities related to 2,282,099 common stock warrants issued in May 2008, the contingent fee agreement and the embedded derivatives in our Preferred Stock would be reclassified from liabilities to shareholders’ (deficit) equity. The derivative liabilities related to the preferred stock warrants and 349,807 common stock warrants issued in February and November of 2004 will continue to be recorded as derivative liabilities with changes in fair value being reflected in the consolidated statements of operations until the warrants expire, are exercised or are otherwise settled.

(b)	The A/R Credit Facility consists of a $290 million Revolving Credit Tranche and a $75 million Term Loan Tranche, of which $196 million and $75 million, respectively, was outstanding as of July 29, 2011. Upon completion of this offering, we will use all proceeds not used to repay the Senior Subordinated Secured Notes to repay in full the $75 million Term footnotes continued on following page

Loan Tranche of our A/R Credit Facility and, with any remaining proceeds, to reduce the balance of the Revolving Credit Tranche of our A/R Credit Facility. The Revolving Credit Tranche allows us to pay down and borrow funds on a recurring basis, subject to borrowing base limits. The pro forma, as adjusted column reflects the intended prepayment of the Senior Subordinated Secured Notes, the Term Loan Tranche, $1.5 million prepayment penalty and the application of remaining net proceeds to reduction of the Revolving Credit Tranche. See Note 4 of the notes to our consolidated financial statements included elsewhere in this prospectus.

(c)	At July 29, 2011, we had availability under our A/R Credit Facility of $53.5 million and under our Inventory Line of Credit of $4.0 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for details on these facilities, including borrowing base limitations thereunder and an amendment to our A/R Credit Facility that we expect to become effective shortly following completion of this offering.

(d)	Our Inventory Line of Credit is a $50 million line of credit secured by inventory and our other unencumbered assets maturing in August 2013.

(e)	Our Senior Subordinated Secured Notes were issued, together with warrants to acquire 41.7 million shares of our Series A Preferred Stock, in March 2006 in an aggregate principal amount at maturity of $30 million and mature on November 21, 2013. Upon issuance, $4.2 million of value was attributable to the issuance of the warrants, which was reflected as derivative liabilities in our own equity and as a discount to the Senior Secured Subordinated Notes. Such discount has been amortized into interest expense and increased the amount recorded as Senior Secured Subordinated Notes on the balance sheet. Upon completion of this offering, we intend to use a portion of the net proceeds to retire these notes for $30 million, plus accrued and unpaid interest. There is no prepayment penalty.

(f)	Upon completion of this offering, our preferred stockholders will convert all of their shares of Preferred Stock into common stock, and the rights of the holders of our Preferred Stock will terminate. As a result, the amount reported as Preferred Stock at that time will be converted into common stock and additional paid-in capital. In addition, we intend to satisfy all of the accrued and unpaid dividends payable on the Preferred Stock by issuance of our common stock at the date of conversion of shares.

Our capitalization, pro forma and pro forma as adjusted, includes 5,000,000 shares of preferred stock undesignated as to class or series, as authorized under the certificate of incorporation that becomes effective upon completion of this offering.

Assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, a $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share (the midpoint of the range set forth on the cover page of this prospectus) would:

•	increase or decrease the amount of debt to be retired by approximately $9,300,000;

•	increase or decrease additional paid-in capital by approximately $9,300,000; and

•	increase or decrease each of total stockholders’ equity and total capitalization by approximately $9,300,000.

The outstanding share information set forth above is as of July 29, 2011, and excludes:

•	128,798 shares of our common stock issuable upon exercise of outstanding options under our 2003 Plan, at a weighted-average exercise price of $6.6967 per share;

•	20,069 shares of our common stock issuable upon exercise of outstanding options under our 2005 Plan, at a weighted-average exercise price of $1.8934 per share;

•	327,700 shares of our common stock issuable upon exercise of outstanding options under our 2008 Plan, at a weighted-average exercise price of $0.5929 per share;

•	5,575,337 shares of our common stock reserved for future grants under our 2011 Plan; and

•	3,072,833 shares of our common stock issuable upon exercise of outstanding warrants having a weighted-average exercise price of $0.9467 per share, and an additional 236,826 shares of common stock to be issuable as a result of anti-dilution adjustments on certain warrants in connection with this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma net tangible book value per share of our common stock after this offering. Dilution results from the fact that the per share offering price of our common stock is substantially in excess of the book value per share attributable to our existing stockholders for the presently outstanding stock.

As of July 29, 2011, our pro forma net tangible book value would have been approximately $197 million, or $8.18 per share of common stock. Pro forma net tangible book value per share of common stock represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding after giving effect to the conversion of all outstanding classes of preferred stock into common stock upon the completion of this offering and the payment in shares of common stock, based on an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, and an assumed underwriting discount of $1.05 per share, to our preferred stockholders of all of the accrued and unpaid dividends due upon conversion of their shares of outstanding preferred stock into shares of our common stock.

Pro forma as adjusted net tangible book value per share represents the amount of total tangible assets less total liabilities divided by the number of shares of common stock outstanding, as adjusted to give effect to the conversion of all outstanding classes of preferred stock into common stock upon the completion of this offering, our sale of 10,000,000 shares of common stock in this offering at an assumed initial public offering price of $15.00 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. As of July 29, 2011, our pro forma as adjusted net tangible book value would have been approximately $328 million, or $9.62 per share of common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.44 per share of common stock to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $5.38 per share of common stock to investors purchasing common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of July 29, 2011	$8.18
Increase per share attributable to this offering	1.44

Pro forma as adjusted net tangible book value per share after this offering		9.62

Dilution per share to new investors purchasing our common stock in this offering		$5.38

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value by $9.3 million, or $0.36 per share of common stock, and the dilution per share of common stock to new investors in this offering by $0.64, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table sets forth, as of July 29, 2011, on the pro forma as adjusted basis described above, assuming no exercise of the over-allotment option by the underwriters, the differences between existing stockholders and new investors with respect to the total number of shares of common stock purchased from us, the total consideration paid and the average price per share paid at an assumed initial public offering price of $15.00 per share of common stock, the midpoint of the range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	24,909,624	71%	$161,833,460	52%	$6.50
New investors	10,000,000	29%	150,000,000	48%	15.00

Total	34,909,624	100%	$311,833,460	100%	$8.93

A $1.00 increase or decrease in the assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover of this prospectus, would increase or decrease, as applicable, total consideration paid by new investors in this offering by $10,000,000, the percent of total consideration paid by investors participating in this offering by 2%, total consideration paid by all stockholders by $10,000,000 and average price per share paid by all stockholders by $0.41, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

If the underwriters’ over-allotment option is exercised in full, the number of shares held by existing stockholders after this offering would be 24,909,624, or 68%, and the number of shares held by new investors would increase to 11,500,000, or 32%, of the total number of shares of our common stock outstanding after this offering.

Except where specifically indicated, the tables and calculations above are based on shares of common stock issued and outstanding as of July 29, 2011, and exclude:

•	128,798 shares of our common stock issuable upon exercise of outstanding options under our 2003 Plan, at a weighted-average exercise price of $6.6967 per share;

•	20,069 shares of our common stock issuable upon exercise of outstanding options under our 2005 Plan, at a weighted-average exercise price of $1.8934 per share;

•	327,700 shares of our common stock issuable upon exercise of outstanding options under our 2008 Plan, at a weighted-average exercise price of $0.5929 per share;

•	5,575,337 shares of our common stock reserved for future grants under our 2011 Plan; and

•	3,072,833 shares of our common stock issuable upon exercise of outstanding warrants having a weighted-average exercise price of $0.9467 per share, which amount excludes 236,826 additional shares of common stock to be issuable as a result of anti-dilution adjustments on certain warrants in connection with this offering.

To the extent that the options and warrants described above are exercised, there will be further dilution to new investors. See “Description of Capital Stock.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated financial and other data for the periods and at the dates indicated. The selected consolidated statement of operations data for the fiscal years ended January 30, 2009, January 29, 2010 and January 28, 2011 and selected consolidated balance sheet data as of January 29, 2010 and January 28, 2011 are derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The selected consolidated statement of operations data for the fiscal years ended February 2, 2007 and February 1, 2008 and selected consolidated balance sheet data as of February 2, 2007, February 1, 2008, and January 30, 2009 are derived from our previously audited consolidated financial statements that are not included in this prospectus. The summary financial data under the heading “Selected Operating Data” relating to customer statistics are derived from our internal records.

The selected consolidated statement of operations data for the 26 weeks ended July 30, 2010 and July 29, 2011 and the selected consolidated balance sheet data as of July 30, 2010 and July 29, 2011 have been derived from our unaudited consolidated financial statements which are included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments consisting of normal recurring adjustments, necessary for a fair presentation of this data. The selected consolidated financial and operating data as of and for the 26 weeks ended July 29, 2011 are not necessarily indicative of the results that may be obtained for a full year.

The following table also sets forth summary consolidated pro forma data, which give effect to the events described in footnote (g) to the following table. The consolidated pro forma data have been derived from unaudited pro forma data included in our consolidated financial statements included elsewhere in this prospectus. The consolidated pro forma financial data are unaudited and presented for informational purposes only and do not purport to represent what our financial position actually would have been had the events so described occurred on the dates indicated or to project our financial position as of any future date.

You should read this selected consolidated financial data in conjunction with the consolidated financial statements and related notes and the information under “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results set forth below are not necessarily indicative of results of operations to be expected in any future period.

	Fiscal Year Ended (a)					26 Weeks Ended (a)
	February 2,	February 1,	January 30,	January 29,	January 28,	July 30,	July 29,
	2007	2008	2009	2010 (b)	2011	2010	2011
	(in thousands, except average order size)

Consolidated Statement of Operations Data:
Net sales	$310,251	$448,518	$423,338	$438,189	$521,307	$193,482	$232,049
Cost of sales	162,622	231,851	220,294	226,140	275,521	99,843	122,137

Gross profit	147,629	216,667	203,044	212,049	245,786	93,639	109,912
Sales and marketing expenses	72,624	101,630	110,404	109,384	130,091	51,554	57,847
Net credit expense (income) (c)	496	17,766	1,105	(22,316)	(36,896)	(17,243)	(30,655)
General and administrative expenses	44,150	51,838	59,533	69,087	84,031	36,768	40,795
Loss from derivatives in our own equity (d)	—	—	—	6,500	32,607	—	52,143
Loss on early extinguishment of debt (e)	—	—	—	—	5,109	—	—
Interest expense, net (f)	14,957	19,037	29,839	31,216	30,750	16,142	14,792

Income before income taxes	15,402	26,396	2,163	18,178	94	6,418	(25,010)
Income tax expense (benefit)	1,134	(2,081)	828	8,956	11,618	2,350	9,652

Net income (loss)	14,268	28,477	1,335	9,222	(11,524)	4,068	(34,662)
Series B Preferred Stock accretion	—	—	(2,399)	(3,491)	(3,710)	(1,829)	(1,919)
Series A Preferred Stock accretion	(7,708)	(8,301)	(8,890)	(9,111)	(9,824)	(4,862)	(5,242)
Allocation of net income to participating preferred shareholders	(5,766)	(17,311)	—	—	—	—	—

Net income (loss) available to common shareholders	$794	$2,865	$(9,954)	$(3,380)	$(25,058)	$(2,623)	$(41,823)

Net income (loss) per share available to common stockholders:
Basic	$0.73	$2.18	$(6.54)	$(1.78)	$(10.77)	$(1.20)	$(15.72)
Diluted	0.46	1.20	(6.54)	(1.78)	(10.77)	(1.20)	(15.72)
Pro forma income per share (g)
Basic					$0.85		$0.61
Diluted					0.71		0.51
Weighted-average common stock outstanding:
Basic	1,082	1,315	1,522	1,899	2,326	2,192	2,661
Diluted	1,718	2,387	1,522	1,899	2,326	2,192	2,661
Margins and Expenses as a Percentage of Net Sales:
Gross profit rate	47.6%	48.3%	48.0%	48.4%	47.1%	48.4%	47.4%
Contribution Margin (h)	$74,509	$97,271	$91,535	$124,981	$152,591	$59,328	$82,720
As a % of net sales	24.0%	21.7%	21.6%	28.5%	29.3%	30.7%	35.6%
General and administrative expenses	14.2%	11.6%	14.1%	15.8%	16.1%	19.0%	17.6%
Interest expense, net	4.8%	4.2%	7.0%	7.1%	5.9%	8.3%	6.4%
Net income before loss from derivatives in our own equity (i)	$14,268	$28,477	$1,335	$15,722	$21,083	$4,068	$17,481
As a % of net sales	4.6%	6.3%	0.3%	3.6%	4.0%	2.1%	7.5%
Adjusted EBITDA (j)	$35,386	$52,533	$41,009	$63,784	$78,416	$26,647	$47,656
As a % of net sales	11.4%	11.7%	9.7%	14.6%	15.0%	13.8%	20.5%
Consolidated Balance Sheet Data (at end of period):
Cash and cash equivalents	$1,658	$9,547	$558	$2,614	$1,055	$458	$373
Customer accounts receivable (net of allowance for doubtful accounts)	213,801	311,389	342,413	390,842	492,836	362,319	482,205
Merchandise inventories	38,149	45,622	45,390	41,534	44,396	43,581	55,528
Total assets	299,554	442,113	497,129	524,329	614,002	490,914	613,585
Derivative liabilities in our own equity (d)	4,174	4,174	4,174	10,674	43,281	10,674	95,424
Total debt (k)	168,766	286,073	289,878	275,743	329,983	253,284	323,665
Series B Preferred Stock and Series A Preferred Stock (l)	96,514	104,915	171,703	184,305	197,939	190,996	205,200
Shareholders’ deficit	(32,526)	(14,696)	(24,521)	(27,503)	(52,207)	(29,897)	(93,535)

Fiscal Year Ended (a)	26 Weeks Ended (a)
February 2,	February 1,	January 30,	January 29,	January 28,	July 30,	July 29,
2007	2008	2009	2010 (b)	2011	2010	2011
(in thousands, except average order size)

Selected Operating Data:
New customer credit accounts (m)	558	700	430	439	599	215	307
Average order size (n)	$150.51	$157.32	$161.61	$166.30	$179.51	$173.28	$184.47
Number of orders (o)	2,155	2,958	2,708	2,728	2,985	1,140	1,288
Customer repurchase rate (p)	63%	63%	58%	58%	57%	57%	56%
Percentage of orders placed online (q)	26%	31%	35%	38%	44%	40%	41%
Total debt to Adjusted EBITDA (r)	4.8	x	5.4	x	7.1	x	4.3	x	4.2	x	4.2	x	3.3	x
Selected Credit Data:
Balances 30+ days delinquent (s)	$32,135	$64,274	$72,670	$71,019	$79,630	$75,570	$97,686
As a % of customer accounts receivable (t)	12.5%	16.0%	16.5%	14.5%	13.2%	16.1%	16.4%
Finance charge and fee income as a % of average customer accounts receivable (u)	33.0%	33.9%	32.1%	32.7%	32.9%	33.7%	35.3%
Provision for doubtful accounts as a % of average customer accounts receivable (u)	22.4%	30.5%	24.4%	19.9%	18.3%	19.4%	18.3%
Net principal charge-offs as a % of average customer accounts receivable (u)	12.6%	15.3%	22.0%	19.5%	16.1%	15.7%	14.2%
Cash Flow Data:
Net cash (used in) provided by:
Operating activities	$(50,757)	$(84,275)	$(24,878)	$11,943	$(59,095)	$17,813	$11,857
Investing activities	(9,380)	(22,370)	(33,431)	4,766	14,784	2,736	(6,338)
Financing activities	59,932	114,534	49,320	(14,653)	42,752	(22,705)	(6,201)

(a)	We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Friday closest to January 31 of the following year. Fiscal year 2006 ended on February 2, 2007, fiscal year 2007 ended on February 1, 2008, fiscal year 2008 ended on January 30, 2009, fiscal year 2009 ended on January 29, 2010, and fiscal year 2010 ended on January 28, 2011. Fiscal year 2006 included 53 weeks and fiscal years 2007, 2008, 2009 and 2010 included 52 weeks. Our first and second fiscal quarters of fiscal year 2011 and fiscal year 2010 each included 13 weeks.

(b)	Includes the effects of the restatement of our 2009 financial statements as discussed in Note 14 to the consolidated financial statements.

(c)	Our net credit expense (income) consists of finance charge and fee income, less the provision for doubtful accounts and credit management costs.

(d)	We have derivative liabilities relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement. These derivative liabilities are recorded at their estimated fair value at each balance sheet date. Changes in fair value are reflected in the consolidated statement of operations as gains or losses from derivatives in our own equity as described in the notes to the consolidated financial statements.

(e)	On August 20, 2010, we entered into our $365 million A/R Credit Facility. The proceeds were used to prepay our Senior Secured Revolving Credit Facility due May 15, 2011. We accounted for our prepayment as an extinguishment and recognized a $5.1 million pre-tax loss on early extinguishment of debt.

(f)	Interest expense, net includes interest income of $0.1 million, $0.5 million, $0.6 million, $0.1 million, zero, zero, and zero for the fiscal years ended February 2, 2007, February 1, 2008, January 30, 2009, January 29, 2010, and January 28, 2011, and the 26 weeks ended July 30, 2010 and July 29, 2011, respectively.

(g)	Pro forma basic and diluted net income per share reflects the following events as if they had occurred on January 30, 2010, or January 29, 2011:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

footnotes continued on following page

•	the payment of the accrued and unpaid dividends payable to our preferred stockholders upon conversion of their shares of preferred stock into shares of our common stock in the form of additional shares of common stock on the closing of this offering;

•	the lapse of certain anti-dilution rights of the holders of the 2,282,099 common stock warrants issued May 2008;

•	the termination of a contingent fee agreement; and

•	the issuance of additional common stock warrants as an anti-dilution adjustment due to the payment of accrued and unpaid dividends on our preferred stock in the form of common stock.

(h)	To supplement our consolidated financial statements which are presented in accordance with U.S. generally accepted accounting principles, or GAAP, we use Contribution Margin as a non-GAAP performance measure. We believe Contribution Margin is a meaningful measure of the profitability of our customer relationships. Contribution Margin is defined as net sales less cost of sales, sales and marketing expenses and net credit expense (income) and represents the combined performance of merchandising, marketing and credit management activities. The long-term profitability of our customer relationships is dependent upon strategically managing these three elements of our business as a whole, rather than focusing on any one or more component of Contribution Margin. We present Contribution Margin because it is used by our board of directors and management to evaluate our operating performance, and we consider it an important supplemental measure of our operating performance. We believe that Contribution Margin is useful to investors in analyzing the performance and value of our business.

Contribution Margin is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a result, our calculation of Contribution Margin is likely not comparable to other calculations of such measure used by other companies. As a non-GAAP measure, Contribution Margin has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Although we use Contribution Margin as a financial measure to assess the performance of our business compared to that of others in our industry, Contribution Margin has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

The following table reconciles our Contribution Margin to the nearest U.S. GAAP performance measure, which is net income:

	Fiscal Year Ended					26 Weeks Ended
	February 2,	February 1,	January 30,	January 29,	January 28,	July 30,	July 29,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands)

Contribution Margin:
Net income (loss)	$14,268	$28,477	$1,335	$9,222	$(11,524)	$4,068	$(34,662)
Income tax expense (benefit)	1,134	(2,081)	828	8,956	11,618	2,350	9,652
Interest expense — net	14,957	19,037	29,839	31,216	30,750	16,142	14,792
Loss on early extinguishment of debt	—	—	—	—	5,109	—	—
Loss from derivatives in our own equity	—	—	—	6,500	32,607	—	52,143
General and administrative expenses	44,150	51,838	59,533	69,087	84,031	36,768	40,795

Contribution Margin	$74,509	$97,271	$91,535	$124,981	$152,591	$59,328	$82,720

(i)	To supplement our consolidated financial statements which are presented in accordance with U.S. generally accepted accounting principles, or GAAP, we use net income (loss) before gain (loss) from derivatives in our own equity as a non-GAAP performance measure. We believe net income (loss) before gain (loss) from derivatives in our own equity is a meaningful measure of profitability and we are providing this information as we believe it facilitates annual and year over year comparisons for investors and financial analysts. We present net income (loss) before gain (loss) from derivatives in our own equity because it eliminates estimated non-cash gains and losses due to derivative accounting relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement, and is used by our board of directors and management to evaluate our profitability, and we consider it an important supplemental measure of our operating performance and profitability. We believe that net income (loss) before gain (loss) from derivatives in our own equity is useful to investors in analyzing the performance and value of our business.

Net income (loss) before gain (loss) from derivatives in our own equity is not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. As a non-GAAP measure, net income (loss) before gain (loss) from derivatives in our footnotes continued on following page

own equity has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Although we use net income (loss) before gain (loss) from derivatives in our own equity as a financial measure to assess the performance of our business compared to that of others in our industry, net income (loss) before gain (loss) from derivatives in our own equity has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP.

The following table reconciles our net income (loss) before gain (loss) from derivatives in our own equity to the nearest U.S. GAAP performance measure, which is net income (loss):

	Fiscal Year Ended					26 Weeks Ended
	February 2,	February 1,	January 30,	January 29,	January 28,	July 30,	July 29,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands)
Net income (loss) before gain (loss) from derivatives in our own equity:
Net income (loss)	$14,268	$28,477	$1,335	$9,222	$(11,524)	$4,068	$(34,662)
Loss from derivatives in our own equity	—	—	—	6,500	32,607	—	52,143

Net income before loss from derivatives in our own equity	$14,268	$28,477	$1,335	$15,722	$21,083	$4,068	$17,481

(j)	To supplement our consolidated financial statements which are presented in accordance with U.S. generally accepted accounting principles, or GAAP, we use Adjusted EBITDA as a non-GAAP performance measure. We present Adjusted EBITDA because it is used by our board of directors and management to evaluate our operating performance and in determining incentive compensation, and we consider it an important supplemental measure of our operating performance. We believe that Adjusted EBITDA is useful to investors in evaluating our operating performance compared to other companies in our industry because it assists in analyzing and benchmarking the performance and value of our business. The calculation of Adjusted EBITDA eliminates variations in derivative accounting for common stock warrants and the conversion feature of our Series A and Series B Preferred Stock, capital structure (affecting interest expense), income taxes, and the accounting effects of capital spending. These items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. Adjusted EBITDA, as we present it, represents net income before loss from derivatives in our own equity, interest expense, income tax (benefit)/expense, depreciation and amortization, stock-based compensation, further adjusted for the following additional items:

•	realized loss on early extinguishment of our Senior Secured Revolving Credit Facility during August 2010;

•	asset impairments and loss on disposal of assets; and

•	other costs that are added back consistent with covenant calculations under our applicable credit agreements such as certain financing costs including bank administration and servicer fees.

Adjusted EBITDA and net income before loss from derivatives in our own equity are not in accordance with, or an alternative to, measures prepared in accordance with GAAP. In addition, these non-GAAP measures are not based on any comprehensive set of accounting rules or principles. As non-GAAP measures, they have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. Although we use Adjusted EBITDA as a financial measure to assess the performance of our business compared to that of others in our industry, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures, future requirements for capital expenditures, or contractual commitments;

•	Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	Adjusted EBITDA does not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debts;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	Adjusted EBITDA does not reflect our income tax expense or cash requirements to pay our taxes; and

•	other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

footnotes continued on following page

Because of these limitations, neither EBITDA nor Adjusted EBITDA should be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA only supplementally. See the consolidated statements of cash flows included in our consolidated financial statements included elsewhere in this prospectus.

The following table reconciles our Adjusted EBITDA to the nearest U.S. GAAP performance measure, which is net income:

	Fiscal Year Ended					26 Weeks Ended
	February 2,	February 1,	January 30,	January 29,	January 28,	July 30,	July 29,
	2007	2008	2009	2010	2011	2010	2011
	(in thousands)

Adjusted EBITDA:
Net income (loss)	$14,268	$28,477	$1,335	$9,222	$(11,524)	$4,068	$(34,662)
Interest expense	15,053	19,507	30,461	31,310	30,752	16,143	14,793
Income tax expense (benefit)	1,134	(2,081)	828	8,956	11,618	2,350	9,652
Depreciation and amortization expense	4,096	5,076	6,285	7,246	8,746	3,812	5,121
Stock-based compensation expense	389	313	110	321	282	178	181
Loss from derivatives in our own equity	—	—	—	6,500	32,607	—	52,143
Loss on early extinguishment of debt	—	—	—	—	5,109	—	—
Asset impairments and loss on disposal of assets	412	—	411	37	497	—	—
Certain financing costs	—	1,217	1,661	192	329	96	428
Other	34	24	(82)	—	—	—	—

Adjusted EBITDA	$35,386	$52,533	$41,009	$63,784	$78,416	$26,647	$47,656

(k)	Upon completion of this offering, we will use a portion of the net proceeds to retire certain indebtedness. See “Use of Proceeds.”

(l)	See Note 5 to the consolidated financial statements for information concerning the relative rights and preferences of our outstanding preferred stock.

(m)	Customers that have made their initial order on account during the fiscal period presented.

(n)	Average order size represents retail merchandise sales including shipping and handling revenue divided by the number of merchandise orders fulfilled during the fiscal period presented.

(o)	Number of fulfilled merchandise orders.

(p)	Repurchase rate is calculated as the percentage of customers that were considered active 12 months prior to the balance sheet date and that made a purchase during the 12 month period preceding the balance sheet date. We consider a customer to be active if the customer has made at least one purchase using a credit account within the previous 12 months and has made at least one payment on that credit account since the account was opened.

(q)	Number of online orders as a percentage of all orders taken during the fiscal period presented.

(r)	Total debt as of fiscal period end divided by trailing twelve months Adjusted EBITDA.

(s)	Delinquent balances as of the customers’ statement cycle dates prior to or on fiscal period end.

(t)	Delinquent balances as of the customers’ statement cycle dates prior to or on fiscal period end as a percentage of total customer accounts receivable as of the customers’ statement cycle dates prior to or on fiscal period end.

(u)	Finance charge and fee income, provision for doubtful accounts, and net principal charge-offs each as a percentage of average customer accounts receivable for the 26 weeks ended July 30, 2010 and July 29, 2011 have been annualized to a comparable 52-week basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion together with “Selected Consolidated Financial and Other Data,” and the historical financial statements and related notes included elsewhere in this prospectus. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion are forward looking statements. These forward looking statements are based upon current expectations and involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward looking statements as a result of various factors, including those set forth under “Risk Factors” and “Forward Looking Statements” or elsewhere in this prospectus. See “Risk Factors” and “Forward Looking Statements” for a discussion of some of the uncertainties, risks and assumptions associated with those forward looking statements. The following discussion reflects the effects of the restatement of our 2009 financial statements as discussed in Note 14 to the consolidated financial statements.

Overview

We are a leading national multi-brand, multi-channel retailer of a broad selection of name brand and private label general merchandise servicing low to middle income consumers. Our customers typically rely on the credit products we offer to pay for their purchases from us over time. Our strategy focuses on tailoring merchandise and credit offers to prospective as well as existing customers utilizing proprietary marketing and credit models. We operate in a single business segment, primarily under the Fingerhut brand, in addition to our new e-commerce brand, Gettington.com, which we launched in September 2009. We have grown our fiscal 2010 net sales to $521.3 million, and net sales grew 19.9% to $232.0 million for the 26 weeks ended July 29, 2011, from $193.5 million for the 26 weeks ended July 30, 2010. During 2010, approximately 44% of our customer orders occurred online and we added 599,000 new customers.

Important drivers of our overall business performance include growth in new customer credit accounts, existing customer repurchase rates, the mark-up and mix of merchandise sold to our customers, the percentage of customers that order online, our access to liquidity to finance our customers’ purchases, and the overall performance and credit quality of our accounts receivable portfolio.

While numerous retailers also sell merchandise via the Internet and catalogs to low to middle income customers, we have created a differentiated business model by utilizing our direct-marketing expertise to integrate our proprietary credit offerings with our broad general merchandise offerings. Approximately 95% of our sales are on revolving customer credit accounts, extended through the Credit Issuers, reflecting our ability to combine a relevant merchandise offering with an attractive consumer credit product aligned with the consumer’s ability to pay.

By combining our proprietary marketing and credit decision-making technologies, we are able to tailor credit offers to serve a large and, we believe, underserved consumer audience, thereby expanding our potential customer pool. We view merchandising, marketing and credit management within our business model as strategically indivisible. Credit is offered to customers to reasonably assist them in making merchandise purchases while enhancing customer loyalty and driving repeat orders. As a result, our credit offerings are designed to complement our marketing initiatives rather than maximize the profitability of our credit portfolio on a standalone basis.

We believe we can increase net sales and earnings growth by capitalizing on our differentiated business platform to increase penetration within our target market. Utilizing our multi-channel marketing approach, coupled with the cost efficiencies of our accelerating online business, we believe we will be able to expand our prospect universe and reduce our customer acquisition costs.

We have financed our operations primarily through periodic preferred stock investments, which will convert to common stock in connection with the closing of this offering, revolving credit lines secured by customer accounts receivable and merchandise inventories, term debt (which we intend to retire with a portion of the net proceeds of this offering) and cash flows from operations.

Assessing the Performance of Our Business

Contribution Margin

To supplement our consolidated financial statements, which are presented in accordance with GAAP, we use Contribution Margin as a non-GAAP performance measure. We define Contribution Margin as net sales less cost of sales, sales and marketing expenses and net credit expense (income). This definition is likely not comparable to other definitions of such measure used by other companies. Contribution Margin represents the combined performance of our merchandising, marketing and credit management activities, which we believe are strategically indivisible. We obtain full or premium retail prices because our customers value our total offering that includes name brand and private label merchandise, shop-at-home convenience and a personalized credit program.

We view gross profit from merchandise sales as the primary driver of profitability for the company, while marketing and credit are tools used to increase net sales and gross profit. We utilize our retail product mark-up (reflected in gross profit), marketing efforts and credit offers as means to increase our Contribution Margin. Our long-term success is dependent upon managing these three elements of our business as a whole, rather than focusing on any one component of Contribution Margin. For example, we may sacrifice additional net sales and gross profit if we believe we can improve our Contribution Margin dollars through a reduction of marketing and credit costs, or we may decide to market to customers with lower credit risk profiles utilizing a higher cost marketing channel. Conversely, we may take on additional credit risk if the savings in marketing costs outweigh the additional cost of our credit offer. For additional details regarding Contribution Margin, see note (h) to “Selected Consolidated Financial and Other Data.”

Net Sales

Net sales consist of sales of Fingerhut and Gettington.com merchandise and related shipping and handling revenue, as well as commissions earned from third parties that market their products to our customers, the most important of which is extended service plans. Net sales are reported net of discounts and estimated sales returns and do not include sales taxes. Our sales are seasonal in nature due to holiday buying patterns. Our merchandise sales are highest in the fourth quarter.

We categorize our merchandise sales into three product categories:

•	Home — including housewares, bed and bath, lawn and garden, home furnishings and hardware;

•	Entertainment — including electronics, video games, toys and sporting goods; and

•	Fashion — including apparel, footwear, cosmetics, fragrances and jewelry.

Gross Profit Rate

We define gross profit as the difference between net sales and cost of sales, and gross profit rate is the rate of gross profit compared to net sales.

Our cost of sales includes the cost of merchandise sold (net of vendor rebates, purchase discounts and estimated returns), shipping and handling costs, inbound freight costs, payroll and benefits for distribution center employees, and estimates of product obsolescence costs.

Changes in the mix of our merchandise categories impact our overall cost of sales. We review our inventory levels on an ongoing basis in order to identify slow-moving merchandise, and generally use markdowns to clear that merchandise. The timing and level of markdowns are driven by the seasonality of our business model and customer acceptance of our merchandise. If we misjudge the market for our products, we may be faced with significant excess inventories for some products and be required to mark down those products in order to sell them.

Sales and Marketing Expenses

Sales and marketing expenses include online advertising, catalog production and postage costs, premium (i.e., free gift with purchase) expense, order entry, and customer service costs. Catalog production and postage costs are deferred and amortized over the period during which the future benefits of mailings are expected to be received, generally over three to five months after mailings. Our sales and marketing expenses as a percentage of net sales are lowest in the fourth quarter due to higher existing customer purchases during the holiday season which have lower marketing costs as a percent of total net sales.

Net Credit Expense (Income)

We recognize finance charge and fee income on customer accounts receivable according to the contractual provisions of our customer account agreements. We accrue finance charge income on all accounts receivable until the account balance is paid off or charged off. We impose a late fee if our customer does not pay at least the minimum payment by the payment due date. We cease to charge a late fee when an account is 90 or more days past due. Our estimate of uncollectible finance charge and fee income is included in the allowance for doubtful accounts.

Credit expenses include credit management costs (including statement and payment processing, collections costs, origination fees paid to the Credit Issuers, new account application and credit bureau processing costs, as well as direct customer service costs) and the provision for doubtful accounts. We record a provision for doubtful accounts to maintain the allowance for doubtful accounts at a level intended to absorb probable losses in customer accounts receivable as of the consolidated balance sheet date.

Our provision for doubtful accounts is highest in the fourth quarter primarily due to the seasonal buildup of customer accounts receivable balances during the seasonal peak in our merchandise sales.

General and Administrative Expenses

General and administrative expenses include payroll and benefit costs for corporate and administrative employees, including information technology, legal, human resources, finance, merchandising, credit supervision, sales and marketing management; occupancy costs of corporate and distribution center facilities; depreciation related to corporate assets; insurance; software amortization; maintenance; and other overhead costs.

As a public company, we expect to incur additional operating expenses including investor relations, insurance, stockholder administration and regulatory compliance costs necessary to comply with our obligations under the Sarbanes-Oxley Act and other applicable laws and regulations.

Interest Expense, net

Our interest expense, net is comprised of the expense incurred on our short- and long-term debt and is net of interest income. We expect interest expense to decrease significantly in aggregate dollar amounts and as a percentage of net sales resulting from our expected payment of outstanding borrowings with the proceeds of this offering. See “Use of Proceeds,” and “— Liquidity and Capital Resources.”

Factors Affecting Comparability

We set forth below selected factors that we believe have had, or are expected to have, a significant effect on the comparability of recent or future results of operations:

Loss from Derivatives in Our Own Equity

We have derivative liabilities relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement. These derivative liabilities are recorded at their estimated fair value at each balance sheet date. The fair values of these derivatives increase or decrease based on the overall estimated value of our company. Changes in fair value are reflected in the consolidated statements of operations as gains or losses from derivatives in our own equity. The fair value of derivatives related to certain common stock warrants, preferred stock warrants and embedded derivatives in preferred stock and the associated non-cash loss are expected to increase significantly as we become more likely to execute an initial public offering. We expect the fair value of the contingent fee to continue to decrease as we become more likely to execute an initial public offering partially offsetting non-cash losses on other derivatives in our own equity. Since the contingent fee terminates upon an initial public offering, its fair value as of the date of an initial public offering will be zero.

Upon an initial public offering, at which time all of the Preferred Stock is converted to common stock, the fair value of the derivative liabilities related to 2,282,099 common stock warrants issued in May 2008 and the embedded derivatives in our Preferred Stock would be reclassified from liabilities to shareholders’ equity (deficit), and all recognition of gains or losses from changes in the fair value of these securities would cease. The derivative liabilities related to the preferred stock warrants and 349,807 common stock warrants issued in February and November of 2004 will continue to be recorded as derivative liabilities with changes in fair value being reflected in the consolidated statements of operations until the warrants expire, are exercised or are otherwise settled. The 349,807 common stock warrants expire in June 2012, and the preferred stock warrants expire in March 2016. See notes 4 and 5 to the consolidated financial statements for further information about derivatives in our own equity.

Our quarterly results since the fourth quarter ended January 28, 2011 have reflected significantly increasing derivative liabilities in our own equity and associated non-cash loss from derivatives in our own equity as we become more likely to execute, and ultimately consummate, the initial public offering being made by this prospectus. Based on the implied equity value of our company, derived from the range of the estimated initial public offering price set forth on the cover page of this prospectus, and the anticipated consummation of our initial public offering in mid-November during our fourth quarter ending February 3, 2012, we estimate our derivative liabilities in our own equity at October 28, 2011 would be in a range of approximately $135 million to $175 million and the loss from derivatives in our own equity for our third quarter ended October 28, 2011 would be in a range of approximately $40 million to $80 million. These estimates are subject to uncertainty and actual results may differ substantially due to the actual initial public offering price, timing of the closing of the public offering and public trading market activity prior to closing.

Because upon completion of our initial public offering, a substantial portion of our derivative liabilities would be reclassified from liabilities to stockholders’ equity, we anticipate an increase in stockholders’ equity following completion of our initial public offering. Recognition of any gains or losses from derivatives in our own equity in quarters ending after October 28, 2011 would be substantially reduced. For the effects of this offering on our derivative liabilities in our own equity, loss from derivatives in our own equity and other financial statement metrics, on a pro forma basis as of and for periods ended July 29, 2011 and January 28, 2011, please see “Summary Consolidated Financial and Other Data” and the consolidated financial statements of the company included elsewhere in this prospectus.

Performance of Our Credit Portfolio

Since 2008, our credit portfolio delinquencies and credit losses have decreased from 16.5% and 22.0%, respectively, to 13.2% and 16.1%, respectively, in 2010. This improvement has caused our provision for doubtful accounts rate to decrease from 24.4% to 18.3% during the same period. However, we anticipate that these rates will increase as we invest in the acquisition of new customers and as net sales to new customers becomes a larger portion of total net sales. The average time since origination of customer accounts affects the stability of delinquency and loss rates. The peak delinquency rate for a new account vintage is approximately eight months after origination. Customer accounts past this peak delinquency period exhibit greater stability in their performance. As of July 29, 2011, 21.8% of the receivable balance was related to accounts originated in the previous 12 months, compared to 19.0% as of July 30, 2010. Balances of customer accounts receivable that were 30 days or more delinquent as a percentage of total outstanding customer accounts receivable increased to 16.4% as of July 29, 2011, compared to 16.1% as of July 30, 2010. We anticipate that an increase in our provision for doubtful accounts over amounts recorded in the comparable period of fiscal 2010 will result in adverse year over year comparisons of net income, net income before loss from derivatives in our own equity and Adjusted EBITDA in the fiscal third quarter ended October 28, 2011 relative to the comparable period of fiscal 2010. The provision for doubtful accounts for the 13 weeks ended October 29, 2010 was $9.4 million resulting in a historically low annualized provision rate of 8.0% of average accounts receivable. The provision for doubtful accounts for full fiscal year 2010 was $89.5 million, or 18.3% of average accounts receivable. In addition, such comparison of net income will be adversely affected by the anticipated increase in loss from derivatives in our own equity described above.

Migration of Sales to the Internet

Our sales orders placed online as a percent of total orders placed has increased from 25% in 2005 to 44% in 2010. We expect this trend to continue as retail consumers’ shopping preferences continue to migrate to the Internet and as we refine our Internet marketing strategies and make further investments in our websites. We expect the migration of sales to the Internet to increase the efficiency of our overall marketing and operating expenditures. However, we also expect this migration to put pressure on our gross profit rate, as consumers generally tend to have greater price sensitivity when shopping on the Internet.

Income Taxes

We are a U.S. business that operates across state and local taxing jurisdictions. Developing a provision for income taxes, including the effective tax rate and the analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets. Our judgment and tax strategies are subject to audit by various taxing authorities.

At July 29, 2011, we had net operating loss carry forwards of $5.1 million. Our ability to utilize net operating loss carry forwards is influenced by a number of factors, including sufficient future taxable income and changes in our ownership. Tax authorities examine our tax returns from time to time. We provide tax reserves for uncertainties associated with our tax benefits (expense). We had tax reserves (including estimated interest) of $4.5 million as of July 29, 2011. See “— Critical Accounting Policies and Use of Estimates — Income Taxes.”

Preferred Stock Accretion

Holders of our Series B Preferred Stock and Series A Preferred Stock are entitled to receive when, and as declared by the Board, cumulative dividends at an annual rate of 6% and 8%, respectively. These dividends are cumulative and accrue daily but compound annually. See “— Liquidity and Capital Resources — Preferred Stock.”

Upon completion of this offering, our preferred stockholders will convert all of their shares of preferred stock, including accrued and unpaid cumulative dividends into common stock, and the rights of the holders of our Preferred Stock will terminate. As a result, the amount reported as Preferred Stock at that time will be converted into common stock and additional paid-in capital.

Financing

Our net income (loss) and income (loss) per share are impacted by our financing activities including changes to interest expense, prepayment penalties and other costs associated with financing. The refinancing of our senior secured revolving credit facility in August 2010 resulted in a $5.1 million pre-tax loss on early extinguishment of debt. The anticipated application of the net proceeds of this offering to the repayment of outstanding indebtedness would also result in prepayment and early extinguishment of debt costs expected to aggregate approximately $3.7 million (pre-tax) during the period in which this offering is consummated.

We have seen better access to and lower costs of debt financing in the last year as the credit markets and our credit portfolio performance have improved. These trends have allowed us to refinance and modify outstanding credit facilities on more favorable terms. We anticipate that the repayment of our $30 million Senior Subordinated Secured Notes and the $75 million Term Loan Tranche of our A/R Credit Facility with the proceeds from this offering will provide us with significant additional annual cash interest expense savings. We believe the related improvement in earnings and cash flows associated with this reduction in interest expense, as well as the current performance of our credit portfolio, will further enhance our long-term access to debt financing and liquidity needed to grow our business. See “— Liquidity and Capital Resources.”

Regulatory and Public Company Expenses

We incur significant costs in connection with compliance with laws and regulations affecting our business. This is particularly true in the increasingly burdensome regulatory environment for businesses like ours that have a consumer credit, privacy and data security component. We have made significant capital expenditures and investments in human resources during the past three years to improve systems, processes and procedures to ensure proper controls in connection with our use and storage of customers’ personal information and continuing compliance with applicable consumer credit laws and regulations. Pending legislative and regulatory initiatives may result in incurrence of additional costs similar to these over the next several years.

In addition, as a result of this offering, we will become a public company and need to comply with additional laws, regulations and requirements that we did not need to comply with as a private company, including certain provisions of the Sarbanes-Oxley Act of 2002, SEC regulations and the requirements of the NASDAQ Stock Market. We will incur additional costs that could be significant in connection with these public company compliance requirements.

Results of Operations

We operate on a fiscal calendar widely used by the retail industry that results in a given fiscal year consisting of a 52- or 53-week period ending on the Friday closest to January 31 of the following year. Fiscal year 2010 ended on January 28, 2011, fiscal year 2009 ended on January 29, 2010, and fiscal year 2008 ended on January 30, 2009. Each of these three fiscal years included 52 weeks. References to years relate to fiscal years or fiscal year ends rather than calendar years. Our operating results for fiscal years 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, were as follows:

	Fiscal Year Ended						26 Weeks Ended
	January 30,	% of	January 29,	% of	January 28,	% of	July 30,	% of	July 29,	% of
	2009	Net Sales	2010	Net Sales	2011	Net Sales	2010	Net Sales	2011	Net Sales
	(in thousands)

Net sales	$423,338	100.0%	$438,189	100.0%	$521,307	100.0%	$193,482	100.0%	$232,049	100.0%
Cost of sales	220,294	52.0%	226,140	51.6%	275,521	52.9%	99,843	51.6%	122,137	52.6%

Gross profit	203,044	48.0%	212,049	48.4%	245,786	47.1%	93,639	48.4%	109,912	47.4%
Sales and marketing expenses	110,404	26.1%	109,384	25.0%	130,091	25.0%	51,554	26.6%	57,847	24.9%
Net credit expense (income)	1,105	0.3%	(22,316)	(5.1)%	(36,896)	(7.1)%	(17,243)	(8.9)%	(30,655)	(13.2)%
General and administrative expenses	59,533	14.1%	69,087	15.8%	84,031	16.1%	36,768	19.0%	40,795	17.6%
Loss from derivatives in our own equity	—	0.0%	6,500	1.5%	32,607	6.3%	—	0.0%	52,143	22.5%
Loss on early extinguishment of debt	—	0.0%	—	0.0%	5,109	1.0%	—	0.0%	—	0.0%
Interest expense, net	29,839	7.0%	31,216	7.1%	30,750	5.9%	16,142	8.3%	14,792	6.4%

Income before income taxes	2,163	0.5%	18,178	4.1%	94	0.0%	6,418	3.3%	(25,010)	(10.8)%
Income tax expense	828	0.2%	8,956	2.0%	11,618	2.2%	2,350	1.2%	9,652	4.2%

Net income (loss)	$1,335	0.3%	$9,222	2.1%	$(11,524)	(2.2)%	$4,068	2.1%	$(34,662)	(14.9)%

Contribution Margin (a):
Net income (loss)	$1,335	0.3%	$9,222	2.1%	$(11,524)	(2.2)%	$4,068	2.1%	$(34,662)	(14.9)%
Loss from derivatives in our own equity	—	0.0%	6,500	1.5%	32,607	6.3%	—	0.0%	52,143	22.5%

Net income before loss from derivatives in our own equity	$1,335	0.3%	$15,722	3.6%	$21,083	4.0%	$4,068	2.1%	$17,481	7.5%
Income tax expense	828	0.2%	8,956	2.0%	11,618	2.2%	2,350	1.2%	9,652	4.2%
Interest expense, net	29,839	7.0%	31,216	7.1%	30,750	5.9%	16,142	8.3%	14,792	6.4%
Loss on early extinguishment of debt	—	0.0%	—	0.0%	5,109	1.0%	—	0.0%	—	0.0%
General and administrative expenses	59,533	14.1%	69,087	15.8%	84,031	16.1%	36,768	19.0%	40,795	17.6%

Contribution Margin	$91,535	21.6%	$124,981	28.5%	$152,591	29.3%	$59,328	30.7%	$82,720	35.6%

(a)	See note (h) to “Selected Consolidated Financial and Other Data” for a discussion of Contribution Margin.

Comparison of 26 Weeks Ended July 29, 2011 to 26 Weeks Ended July 30, 2010

Net (Loss) Income

Net loss was $34.7 million in the 26 weeks ended July 29, 2011 compared to net income of $4.1 million in the 26 weeks ended July 30, 2010, primarily due to a $52.1 million increase in loss from derivatives in our own equity, a $4.0 million increase in general and administrative expenses, a $7.3 million increase in income tax expense, and a $6.3 million increase in sales and marketing expenses, partially offset by a $16.3 million increase in gross profit, a $13.4 million improvement in net credit expense (income), and a $1.4 million decrease in interest expense (net of interest income), as noted below.

Contribution Margin

Contribution Margin increased $23.4 million, or 39.4%, to $82.7 million in the 26 weeks ended July 29, 2011 from $59.3 million in the 26 weeks ended July 30, 2010, primarily due to a 19.9% increase in net sales and a 499 basis point improvement in Contribution Margin as a percentage of net sales. The primary driver of the increase in Contribution Margin as a percentage of net sales was a 430 basis point improvement in net credit expense (income) as a percentage of net sales, a 172 basis point improvement in sales and marketing expenses as a percentage of net sales, partially offset by a 103 basis point decrease in gross profit rate. The improvement in net credit expense (income) reflects higher average accounts receivable balances, changes in fee structure and lower finance charge and fee charge-offs as a result of continued benefits from our credit underwriting and account management strategies. The improvement in sales and marketing expenses is primarily the result of increased response rates on new customer acquisition campaigns as well as higher average order size on sales to new and existing customers. The lower gross profit rate was primarily due to higher freight costs and increased sales from our Gettington.com brand, which has lower mark-ups, as noted below.

Net Sales

Net sales increased 19.9% to $232.0 million in the 26 weeks ended July 29, 2011 from $193.5 million in the 26 weeks ended July 30, 2010. We added 307,000 new customers in the 26 weeks ended July 29, 2011 compared to 215,000 new customers in the 26 weeks ended July 30, 2010.

The $38.6 million net sales increase was due to strong sales to both new and existing customers. New customer net sales and accounts acquired increased due to increased catalog circulation to prospective customers including increased mailings of the 2011 Spring Big Book as a customer acquisition tool, the expansion of a credit offer that features a higher than historical initial credit line to certain prospective customers, growth in net sales from our Gettington.com brand, and the introduction of our Fingerhut FreshStart installment credit offer. Fingerhut catalog mailings to prospective customers during the 26 weeks ended July 29, 2011 increased approximately 10% over the 26 weeks ended July 30, 2010 including additional Spring Big Book mailings to prospective customers. Approximately 50% of the mailings to prospective customers in the first half of 2011 included a credit offer featuring an initial credit line that was approximately $100 to $200 higher than historical initial credit lines to similar customers compared to a small test population in the first half of 2010. This offer generated an increase in overall response to the marketing campaign as well as an increase in the customers’ initial average order size. Also, net sales from our Gettington.com brand increased $4.7 million, and we continued our rollout of the Fingerhut FreshStart credit offer. Fingerhut FreshStart is a credit product that allows approved applicants to purchase Fingerhut merchandise on an installment loan basis after a $30 down payment has been received. We added new Fingerhut FreshStart credit accounts from both direct marketing and as a counter offer to applicants who did not qualify for the traditional Fingerhut revolving credit product.

In addition, account management strategies with existing customers put in place in late 2009 and 2010 continued to drive an increase in their average order size. Overall average order size increased $11.19, or 6.5%, over the prior year.

The percentage of our merchandise sales (including shipping and handling revenue but excluding sales returns and net of sales discounts) derived from our internal merchandise categories are as follows:

	26 Weeks Ended
	July 30, 2010		July 29, 2011		Increase/
		% of		% of	(Decrease)
	$	Sales	$	Sales	$	%
	(in thousands)

Sales by Merchandise Category:
Home	$101,361	51.3%	$124,033	52.2%	$22,672	22.4%
Entertainment	71,461	36.2%	86,193	36.3%	14,732	20.6%
Fashion	24,677	12.5%	27,417	11.5%	2,740	11.1%

Total merchandise sales	197,499	100.0%	237,643	100.0%	40,144	20.3%

Returns and allowances	(10,167)		(12,386)		2,219	21.8%
Commissions	6,150		6,792		642	10.4%

Net sales	$193,482		$232,049		$38,567	19.9%

All of our merchandise categories experienced significant dollar growth during the 26 weeks ended July 29, 2011 compared to the comparable prior period in 2010.

Gross Profit Rate

The gross profit rate decreased 103 basis points to 47.4% in the 26 weeks ended July 29, 2011, compared to 48.4% in the 26 weeks ended July 30, 2010. A 69 basis point decrease was primarily due to increased outbound freight costs as a result of higher fuel costs and rate increases from our carriers, as well as increased inbound freight costs primarily due to a greater proportion of merchandise sourced from outside of the United States. A 40 basis point decrease was due to the $4.7 million increase in merchandise sales from our Gettington.com brand, which has lower mark-ups.

Sales and Marketing Expenses

	26 Weeks Ended
	July 30, 2010		July 29, 2011		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

Sales and Marketing Expenses:
Catalog direct mail	$42,541	22.0%	$46,785	20.2%	$4,244	10.0%
Digital marketing	3,763	1.9%	4,062	1.7%	299	7.9%
Order entry and customer service	4,061	2.1%	5,608	2.4%	1,547	38.1%
Premium (free gift with purchase)	1,189	0.6%	1,392	0.6%	203	17.1%

Total sales and marketing expenses	$51,554	26.6%	$57,847	24.9%	$6,293	12.2%

Sales and marketing expenses in the 26 weeks ended July 29, 2011 increased to $57.8 million, or 24.9% of net sales, compared with $51.6 million, or 26.6%, of net sales in the 26 weeks ended July 30, 2010. The 172 basis point decrease in the sales and marketing expense rate was primarily due to an increase in overall average order size of $11.19, or 6.5% over the prior year period and improved response to new customer marketing campaigns. The improvement in average order size from existing customers resulted from continued account and credit line management strategies. The improvement in response and average order size from new customers is primarily due to credit offers that included higher than historical initial credit lines. The improvement in response rates was also the result of our Fingerhut FreshStart installment credit counter offer to applicants that did not qualify for a traditional Fingerhut revolving credit account. While mailings to prospective customers increased 10%, we were able to drive efficiencies in marketing to existing customers by continuing to reduce catalog mailings by supplementing our catalog with increased digital marketing. Order entry and customer service costs increased $1.5 million, or 32 basis points as a percent of net sales. The 32 basis point increase as a percent of net sales reflects the additional service required to support new customer accounts including the roll out of the Fingerhut FreshStart credit offer.

Net Credit Expense (Income)

	26 Weeks Ended
	July 30, 2010		July 29, 2011		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

Net Credit Expense (Income):
Finance charge and fee income	$(78,022)	(40.3)%	$(102,481)	(44.1)%	$24,459	31.3%
Provision for doubtful accounts	44,839	23.2%	53,235	22.9%	8,396	18.7%
Credit management costs	15,940	8.2%	18,591	8.0%	2,651	16.6%

Total net credit expense (income)	$(17,243)	(8.9)%	$(30,655)	(13.2)%	13,412	77.8%

Average customer accounts receivable	$462,989		$581,214		$118,225	25.5%
Annualized finance charge and fee income as a percentage of average customer accounts receivable	33.7%		35.3%
Annualized provision for doubtful accounts as a percentage of average customer accounts receivable	19.4%		18.3%

Net credit expense (income) in the 26 weeks ended July 29, 2011 was $(30.7) million compared with net credit expense (income) of $(17.2) million in the 26 weeks ended July 30, 2010. The $13.4 million increase in income was primarily due to a $24.5 million increase in finance charge and fee income, partially offset by an $8.4 million increase in the provision for doubtful accounts and a $2.7 million increase in our credit management costs compared to the 26 weeks ended July 30, 2010. Finance charge and fee income was higher due to an increase in average receivables of $118.2 million, and a 156 basis point increase in yield. The increase in yield was primarily due to higher late fee revenue due to changes in our late fee policy and higher average balances per customer account, increased sales of our credit account protection product, and lower finance charge and fee charge-offs. The provision for doubtful accounts decreased 105 basis points as a percentage of average accounts receivable primarily due to a reduction in our principal charge-off rate for the first six months of 2011, compared to the first six months of 2010, and the impact of lower than estimated charge-offs since July 30, 2010 on our allowance for doubtful accounts requirements. Net principal charge-offs (uncollectible principal net of recoveries of amounts previously charged-off) in the 26 weeks ended July 29, 2011 increased $5.0 million to $41.4 million, compared with $36.4 million in the 26 weeks ended July 30, 2010. Net principal charge-offs as a percentage of average customer accounts receivable improved to 14.2% in the 26 weeks ended July 29, 2011, compared to 15.7% in the 26 weeks ended July 30, 2010. As of July 29, 2011, balances 30 or more days delinquent as a percent of total accounts receivable was 16.4%, compared to 16.1% as of July 30, 2010. The increase in credit management costs reflected the $118.2 million increase in average customer accounts receivable and the 43% increase in new customer credit accounts.

For more information on the credit quality of our customer accounts receivable and our credit management, see “— Customer Accounts Receivable Asset Quality and Management” and “Selected Consolidated Financial and Other Data.”

General and Administrative Expenses

	26 Weeks Ended
	July 30, 2010		July 29, 2011		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

General and Administrative Expenses:
Salaries, wages and benefits	$16,483	8.5%	$17,716	7.6%	$1,233	7.5%
Incentive based compensation	3,481	1.8%	4,433	1.9%	952	27.3%
Professional fees	5,258	2.7%	5,825	2.5%	567	10.8%
Depreciation and software amortization	3,812	2.0%	4,779	2.1%	967	25.4%
Rents and occupancy costs	6,923	3.6%	7,088	3.1%	165	2.4%
Other	811	0.4%	954	0.4%	143	17.6%

Total general and administrative expenses	$36,768	19.0%	$40,795	17.6%	$4,027	11.0%

General and administrative expenses increased $4.0 million to $40.8 million, or 17.6% of net sales in the 26 weeks ended July 29, 2011, compared to $36.8 million, or 19.0% of net sales in the 26 weeks ended July 30, 2010. The $4.0 million increase was primarily due to a $1.2 million increase in salaries, wages and benefit costs due to increased headcount to support our growth, a $1.0 million increase in incentive based compensation due to improvement in net sales and profitability during the 26 weeks ended July 29, 2011 compared to the 26 weeks ended July 30, 2010, a $1.0 million increase in depreciation and software amortization resulting from increased capital spending, and a $0.6 million increase in professional fees. The increase in professional fees was primarily due to increased use of outsourced and contract labor to support our growth.

Loss from Derivatives in Our Own Equity

Loss from derivatives in our own equity increased to $52.1 million in the 26 weeks ended July 29, 2011 compared to zero in the 26 weeks ended July 30, 2010. The increase was primarily due to the $29.8 million increase in the value of the conversion feature of the Preferred Stock and the $8.5 million increase in the fair value of the common stock warrants. The increase in value of both the conversion feature and the common stock warrants are due to the estimated increase in the value of the company.

Interest Expense, net

Interest expense (net of interest income) decreased to $14.8 million in the 26 weeks ended July 29, 2011 from $16.1 million in the 26 weeks ended July 30, 2010 due to the benefit of the overall lower interest rates resulting from our August 2010 refinancing, partially offset by higher average debt balances during the 26 weeks ended July 29, 2011. Weighted-average borrowings outstanding in the 26 weeks ended July 29, 2011 were $312.1 million compared with $250.4 million in the 26 weeks ended July 30, 2010. See “— Liquidity and Capital Resources.”

Income Taxes

Income tax expense in the 26 weeks ended July 29, 2011 was $9.7 million compared to $2.4 million in the 26 weeks ended July 30, 2010. Our marginal income tax rate for the 26 weeks ended July 29, 2011 was 35.6% compared to 36.6% in the 26 weeks ended July 30, 2010. The decrease in the marginal income tax rate was primarily due to interest accruals on income tax contingencies being lower as a percentage of our loss before income taxes in the 26 weeks ended July 29, 2011 compared to the 26 weeks ended July 30, 2010. Our effective tax rate for the 26 weeks ended July 29, 2011 was negative 38.6% compared to 36.6% in the 26 weeks ended July 30, 2010 due to the increase in loss from derivatives in our own equity which are permanent differences between taxable and book income.

Preferred Stock Accretion

Preferred stock accretion increased to $7.2 million for the 26 weeks ended July 29, 2011 compared to $6.7 million for the 26 weeks ended July 30, 2010. The increase in accretion is related to cumulative compounded dividends on our Series B Preferred Stock and Series A Preferred Stock and is calculated based on an annual rate of 6% on Series B Preferred Stock, and an annual rate of 8% on the Series A Preferred Stock.

Comparison of Fiscal Year 2010 to Fiscal Year 2009

Net (Loss) Income

Net loss was $11.5 million in 2010 compared to net income of $9.2 million in 2009, primarily due to a $26.1 million increase in loss from derivatives in our own equity, a $20.7 million increase in sales and marketing expenses, a $14.9 million increase in general and administrative expenses, a $5.1 million loss on early extinguishment of debt, and a $2.7 million increase in income tax expense, partially offset by a $33.7 million increase in gross profit, a $14.6 million improvement in net credit expense (income), and a $0.5 million reduction in interest expense (net of interest income), as noted below.

Contribution Margin

Contribution Margin increased $27.6 million, or 22.1%, to $152.6 million in 2010 from $125.0 million in 2009, primarily due to a 19.0% increase in net sales. Contribution Margin as a percentage of net sales improved 75 basis points. The primary driver of the increase in Contribution Margin as a percentage of net sales was a 198 basis point improvement in net credit expense (income) as a percentage of net sales, partially offset by a lower gross profit rate of 124 basis points. The improvement in net credit expense (income) reflected the continued benefits from our credit underwriting and account management strategies executed in 2008 and 2009. These strategies included a tightening of our new credit account underwriting standards which lowered the number of new credit customers acquired in 2008 and 2009 as well as lowered the delinquency and loss rates experienced on the new credit customers acquired. These strategies also included tightening of credit to the riskiest of our existing customer base by lowering credit lines or not approving sales, which also lowered delinquencies and losses. The impact of these actions was to reduce our provision rate from 24.4% of average customer accounts receivable in 2008 to 19.9% and 18.3% in 2009 and 2010, respectively. The lower provision rate was due to a reduction in delinquencies from 16.5% as of January 30, 2009, to 13.2% as of January 28, 2011, and our net principal charge-offs as a percentage of average customer accounts receivable from 22.0% in 2008, to 19.5% in 2009 and 16.1% in 2010. The lower gross profit rate was primarily due to product mix and obsolescence costs as noted below.

Net Sales

Net sales increased 19.0% to $521.3 million in 2010 from $438.2 million 2009. The $83.1 million net sales increase was primarily due to strong sales to existing customers as a result of our account management strategies which led to an increase in average order size of $13.21, or 7.9% over the prior year, a 36% increase in new customers, and $11.3 million of additional net sales resulting from a full fiscal year of marketing the Gettington.com brand. We added 599,000 new customers in 2010 compared to 439,000 new customers in 2009.

The percentage of our merchandise sales (including shipping and handling revenue but excluding sales returns and net of sales discounts) derived from our internal merchandise categories are as follows:

	Fiscal Year Ended				Increase/
	January 29, 2010		January 28, 2011		(Decrease)
	$	% of Sales	$	% of Sales	$	%
	(in thousands)

Sales by Merchandise Category:
Home	$207,177	45.7%	$236,555	44.1%	$29,378	14.2%
Entertainment	189,157	41.7%	225,060	42.0%	35,903	19.0%
Fashion	57,339	12.6%	74,232	13.9%	16,893	29.5%

Total merchandise sales	453,673	100.0%	535,847	100.0%	82,174	18.1%

Returns and allowances	(26,871)		(27,871)		1,000	3.7%
Commissions	11,387		13,331		1,944	17.1%

Net sales	$438,189		$521,307		$83,118	19.0%

All of our merchandise categories experienced significant dollar growth during 2010 compared to the comparable prior year period. Our entertainment merchandise category contributed the largest dollar volume increase to our merchandise sales growth, with fashion being our fastest growing category in the 2010 period, driven by an expanded assortment of cosmetics featured on our Fingerhut website and customer demand for our 2010 assortment of outerwear and footwear.

Gross Profit Rate

The gross profit rate decreased 124 basis points to 47.1% in 2010, compared to 48.4% in 2009. A 46 basis point decrease in the gross profit rate was due to the $11.3 million increase in merchandise sales from our Gettington.com brand, which has lower mark-ups, 39 basis points was due to the shift in the mix of sales to our entertainment merchandise category, and 39 basis points was due to lower costs for excess and obsolete merchandise inventories during 2009.

Sales and Marketing Expenses

	Fiscal Year Ended
	January 29, 2010		January 28, 2011		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

Sales and Marketing Expenses:
Catalog direct mail	$89,435	20.4%	$103,912	19.9%	$14,477	16.2%
Digital marketing	7,644	1.8%	10,996	2.1%	3,352	43.9%
Order entry and customer service	9,113	2.1%	11,752	2.3%	2,639	29.0%
Premium (free gift with purchase)	3,192	0.7%	3,431	0.7%	239	7.5%

Total sales and marketing expenses	$109,384	25.0%	$130,091	25.0%	$20,707	18.9%

Sales and marketing expenses in 2010 increased to $130.1 million, or 25.0% of net sales, compared with $109.4 million, or 25.0% of net sales in 2009. The $20.7 million increase was primarily due to a $14.5 million increase in catalog direct mail spending and a $3.4 million increase in digital marketing expenses compared with the prior year. The increase in catalog direct mail was a result of our efforts to acquire new Fingerhut customers. In 2010, we increased our catalog circulation to prospective customers, and for certain new customer catalog campaigns we mailed larger catalogs with a more diversified product offering than had been previous practice. The increase in digital marketing expense was primarily due to online initiatives such as display advertising, online affiliate marketing, and online chat designed to generate website traffic and provide a better shopping experience to our Fingerhut and Gettington.com customers. Gettington.com digital marketing expenses in 2010 increased to $1.6 million, compared with $0.8 million in 2009.

The increase in marketing spend on prospective customers was partially offset by lower marketing costs for our existing customers. We drove incremental efficiencies in marketing versus those experienced in 2009 by further segmenting our existing customers into groups based on their likelihood to respond to catalogs, a combination of catalogs and digital marketing, or digital marketing programs exclusively. This allowed us to significantly reduce our use of catalogs to drive existing customer sales.

Net Credit Expense (Income)

	Fiscal Year Ended
	January 29, 2010		January 28, 2011		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

Net Credit Expense (Income):
Finance charge and fee income	$(136,924)	(31.3)%	$(160,778)	(30.9)%	$23,854	17.4%
Provision for doubtful accounts	83,102	19.0%	89,524	17.2%	6,422	7.7%
Credit management costs	31,506	7.2%	34,358	6.6%	2,852	9.1%

Total net credit expense (income)	$(22,316)	(5.1)%	$(36,896)	(7.1)%	14,580	65.3%

Average customer accounts receivable	$418,640		$488,562		$69,922	16.7%
Finance charge and fee income as a percentage of average customer accounts receivable	32.7%		32.9%
Provision for doubtful accounts as a percentage of average customer accounts receivable	19.9%		18.3%

Net credit expense (income) in 2010 was $(36.9) million compared with net credit expense (income) of $(22.3) million in 2009. The $14.6 million increase in income was primarily due to a $23.9 million increase in finance charge and fee income, partially offset by a $6.4 million increase in the provision for doubtful accounts and a $2.9 million increase in our credit management costs compared to 2009. Finance charge and fee income was higher due to an increase in average outstanding receivables of $69.9 million, and yield was essentially flat year over year. The provision for doubtful accounts increased due to the increase in customer accounts receivable during the period, partially offset by an improvement in the credit quality of the accounts receivable portfolio. Balances of customer accounts receivable 30 days or more delinquent improved to 13.2% of total outstanding accounts receivable at January 28, 2011, from 14.5% at January 29, 2010. Net principal charge-offs (uncollectible principal net of recoveries of amounts previously charged-off) in 2010 decreased $3.1 million to $78.7 million, compared with $81.8 million in 2009. Net principal charge-offs as a percentage of total average outstanding customer accounts receivable improved to 16.1% in 2010, compared to 19.5% in 2009. The increase in credit management costs reflected the $69.9 million increase in average customer accounts receivable and the 36% increase in new customer credit accounts.

For more information on the credit quality of our customer accounts receivable and our credit management, see “— Customer Accounts Receivable Asset Quality and Management” and “Selected Consolidated Financial and Other Data.”

General and Administrative Expenses

	Fiscal Year Ended
	January 29, 2010		January 28, 2011		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

General and Administrative Expenses:
Salaries, wages and benefits	$30,384	6.9%	$32,921	6.3%	$2,537	8.3%
Incentive based compensation	6,579	1.5%	10,883	2.1%	4,304	65.4%
Professional fees	8,263	1.9%	14,264	2.7%	6,001	72.6%
Depreciation and software amortization	7,246	1.7%	8,066	1.6%	820	11.3%
Rents and occupancy costs	14,392	3.3%	14,618	2.8%	226	1.6%
Other	2,223	0.5%	3,279	0.6%	1,056	47.5%

Total general and administrative expenses	$69,087	15.8%	$84,031	16.1%	$14,944	21.6%

General and administrative expenses increased $14.9 million to $84.0 million, or 16.1% of net sales in 2010, compared to $69.1 million, or 15.8% of net sales in 2009. The $14.9 million increase was primarily due to a $6.0 million increase in professional fees, a $4.3 million increase in incentive based compensation that included a supplemental incentive of $2.0 million resulting from our strong financial performance in 2010, a $2.5 million increase in salaries, wages and benefit costs due to increased headcount to support our growth, and a $0.8 million increase in depreciation and software amortization resulting from increased capital spending. The increase in professional fees was primarily due to support of our marketing, website and infrastructure initiatives.

Loss from Derivatives in Our Own Equity

Loss from derivatives in our own equity increased to $32.6 million in 2010 compared to $6.5 million in 2009. The increase was the result of the $23.7 million increase in the value of the conversion feature of the Preferred Stock and the $9.8 million increase in the fair value of the common stock warrants. The increase in value of both the conversion feature and the common stock warrants are due to the estimated increase in the value of the Company.

Loss on Early Extinguishment of Debt

On August 20, 2010, we entered into a $365 million Secured Credit Facility (the “A/R Credit Facility”). The $5.1 million loss on early extinguishment of debt was recognized as a result of our early termination of our predecessor Senior Secured Revolving Credit Facility. The loss on early extinguishment of debt was comprised of a $2.8 million prepayment penalty and a $2.3 million write-off of unamortized deferred financing fees from the predecessor Senior Secured Revolving Credit Facility. The unamortized deferred financing fees were previously classified as prepaid and other current assets and long-term deferred charges on our consolidated balance sheet.

Interest Expense, net

Interest expense (net of interest income) decreased to $30.8 million in 2010 from $31.2 million in 2009 due to the benefit of the overall lower interest rates resulting from our August 2010 refinancing, partially offset by higher average debt balances during 2010. Weighted-average borrowings outstanding in 2010 were $264.1 million compared with $240.9 million in 2009. See “— Liquidity and Capital Resources.”

Income Taxes

Income tax expense in 2010 was $11.6 million compared to $9.0 million in 2009. Our marginal income tax rate for 2010 was 35.5% compared to 36.3% in 2009. The decrease in the marginal income tax rate was primarily due to state income taxes being lower as a percentage of our pretax income in 2010 compared to 2009. Our effective tax rate for 2010 was 12,381% compared to 49.3% in 2009 due to the increase in loss from derivatives in our own equity which are permanent differences between taxable and book income.

Preferred Stock Accretion

Preferred stock accretion increased to $13.5 million for 2010 compared to $12.6 million for 2009. The increase in accretion is due to cumulative compounded dividends on our Series B Preferred Stock and Series A Preferred Stock and is calculated based on an annual rate of 6% on Series B Preferred Stock, and an annual rate of 8% on the Series A Preferred Stock.

Comparison of Fiscal Year 2009 to Fiscal Year 2008

Net Income

Net income was $9.2 million in 2009 compared to $1.3 million in 2008, primarily due to a $23.4 million improvement in net credit expense (income), a $9.0 million increase in gross profit, and a $1.0 million decrease in sales and marketing expenses, partially offset by a $9.6 million increase in general and administrative expenses, a $8.1 million increase in income tax expense, a $6.5 million increase in loss from derivatives in our own equity, and a $1.4 million increase in interest expense (net of interest income), as noted below.

Contribution Margin

Contribution Margin increased $33.4 million, or 36.5%, to $125.0 million in 2009 from $91.5 million in 2008 due to a 3.5% increase in net sales. Contribution Margin as a percentage of net sales improved 690 basis points primarily due to an improvement in net credit expense (income) and lower sales and marketing expense as a percentage of net sales. Beginning in late 2006 and continuing through 2008, in part in response to the economic downturn in 2008, we focused our efforts on profitability, credit portfolio management and closely managing our liquidity, versus growing new customers. As a result of our efforts, the overall credit quality of our customer accounts receivable significantly improved.

Net Sales

Net sales increased 3.5% to $438.2 million in 2009 from $423.3 million in 2008. The $14.9 million net sales increase was primarily due to strong sales to existing customer account holders as a result of our marketing, merchandising, and credit line account management strategies resulting in an increase in average order size of $4.69, or 2.9% over the prior year. We also benefited from an improvement in the macroeconomic environment, including increased consumer spending compared to 2008 and the launch of our Gettington.com brand during the latter half of 2009 that contributed net sales of $2.4 million. We added 439,000 new customers in 2009 compared to 430,000 in 2008.

The percentage of our merchandise sales (including shipping and handling revenue but excluding sales returns and net of sales discounts) derived from our internal merchandise categories are as follows:

	Fiscal Year Ended
	January 30, 2009		January 29, 2010		Increase/
		% of		% of	(Decrease)
	$	Sales	$	Sales	$	%
	(in thousands)

Sales by Merchandise Category:
Home	$209,483	47.9%	$207,177	45.7%	$(2,306)	(1.1)%
Entertainment	179,439	41.0%	189,157	41.7%	9,718	5.4%
Fashion	48,678	11.1%	57,339	12.6%	8,661	17.8%

Total merchandise sales	437,600	100.0%	453,673	100.0%	16,073	3.7%

Returns and allowances	(25,862)		(26,871)		1,009	3.9%
Commissions	11,600		11,387		(213)	(1.8)%

Net sales	$423,338		$438,189		$14,851	3.5%

Our entertainment and fashion merchandise categories contributed the largest dollar volume increase to our merchandise sales growth, with fashion being our fastest growing category in 2009. The increase in the fashion category as a percentage of total merchandise sales was due to a strategic expansion of the number of products we offered in selected apparel, accessories, footwear, and cosmetics.

Gross Profit Rate

The gross profit rate increased to 48.4% in 2009 from 48.0% in 2008. The majority of the 43 basis point improvement in our gross profit rate was due to lower costs for excess and obsolete merchandise inventories in 2009. The reduction of our excess and obsolete merchandise inventory costs was the result of the better than estimated success of our website clearance promotions and improved inventory management. The gross profit rate also improved due to a sales mix shift to higher-margin merchandise such as apparel, footwear, and cosmetics resulting from our strategic expansion of merchandise assortment in our fashion category.

Sales and Marketing Expenses

	Fiscal Year Ended
	January 30, 2009		January 29, 2010		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

Sales and Marketing Expenses:
Catalog direct mail	$93,784	22.2%	$89,435	20.4%	$(4,349)	(4.6)%
Digital marketing	3,526	0.8%	7,644	1.8%	4,118	116.8%
Order entry and customer service	9,474	2.2%	9,113	2.1%	(361)	(3.8)%
Premium (free gift with purchase)	3,620	0.9%	3,192	0.7%	(428)	(11.8)%

Total sales and marketing expenses	$110,404	26.1%	$109,384	25.0%	$(1,020)	(0.9)%

Sales and marketing expenses in 2009 decreased to $109.4 million, or 25.0% of net sales, compared with $110.4 million, or 26.1% of net sales in 2008. The $4.3 million decrease in catalog direct mail expense was primarily due to a reduction in catalog circulation to existing Fingerhut brand account holders resulting from a new strategy to increase Contribution Margin by segmenting our existing customer account holders into groups based on their likelihood to respond to either more or fewer traditional catalog mailings. For customer account holders that we predicted would respond best to multiple or frequent traditional mailings, we continued to send multiple mailings. For customer account holders that we predicted would be more likely to respond to email solicitations or other digital advertising, we sent fewer traditional catalog mailings.

The $4.1 million increase in digital marketing expenses was primarily driven by the rollout of online display advertising, growth of the affiliate marketing program and testing of new online strategies intended to improve the Fingerhut customer’s online shopping experience with online video, ratings and reviews and an improved merchandise recommendation engine. Digital marketing expenses for the launch and support of the Gettington.com brand were $0.8 million in 2009 and zero in 2008.

Net Credit Expense (Income)

	Fiscal Year Ended
	January 30, 2009		January 29, 2010		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

Net Credit Expense (Income):
Finance charge and fee income	$(122,896)	(29.0)%	$(136,924)	(31.3)%	$14,028	11.4%
Provision for doubtful accounts	93,332	22.1%	83,102	19.0%	(10,230)	(11.0)%
Credit management costs	30,669	7.2%	31,506	7.2%	837	2.7%

Total net credit expense (income)	$1,105	0.3%	$(22,316)	(5.1)%	23,421

Average customer accounts receivable	$382,595		$418,640		$36,045	9.4%
Finance charge and fee income as a percentage of average customer accounts receivable	32.1%		32.7%
Provision for doubtful accounts as a percentage of average customer accounts receivable	24.4%		19.9%

Net credit expense (income) in 2009 was $(22.3) million compared with net credit expense (income) of $1.1 million in 2008. The $23.4 million change was primarily due to a $14.0 million increase in finance charge and fee income and a $10.2 million decrease in the provision for doubtful accounts. The increase in finance charge and fee income was due to a $36.0 million increase in average outstanding receivables and a 59 basis point increase in yield primarily due to improvements in our late fee strategies. The decrease in the provision for doubtful accounts was due to a 201 basis point reduction in delinquent balances.

As the economic environment deteriorated in 2007 and 2008, we focused our efforts and resources on serving our existing customers and managing the credit quality of our accounts receivable portfolio, including eliminating marketing efforts to our highest risk prospective customers. As a result, balances of customer accounts receivable 30 days or more delinquent improved to 14.5% of total outstanding customer accounts receivable at January 29, 2010, from 16.5% at January 30, 2009. Net principal charge-offs (uncollectible principal net of recoveries of amounts previously charged-off) in 2009 decreased $2.4 million to $81.8 million, compared with $84.2 million in 2008. Net principal charge-offs as a percentage of average outstanding customer accounts receivable improved to 19.5% for 2009, compared to 22.0% for 2008.

For more information on the credit quality of our customer accounts receivable and our credit management, see “— Customer Accounts Receivable Asset Quality and Management” and “Selected Consolidated Financial and Other Data.”

General and Administrative Expenses

	Fiscal Year Ended
	January 30, 2009		January 29, 2010		Increase/
		% of		% of	(Decrease)
	$	Net Sales	$	Net Sales	$	%
	(in thousands)

General and Administrative Expenses:
Salaries, wages and benefits	$24,484	5.8%	$30,384	6.9%	$5,900	24.1%
Incentive based compensation	1,823	0.4%	6,579	1.5%	4,756	260.9%
Professional fees	8,880	2.1%	8,263	1.9%	(617)	(6.9)%
Depreciation and software amortization	6,285	1.5%	7,246	1.7%	961	15.3%
Rents and occupancy costs	13,854	3.3%	14,392	3.3%	538	3.9%
Other	4,207	1.0%	2,223	0.5%	(1,984)	(47.2)%

Total general and administrative expenses	$59,533	14.1%	$69,087	15.8%	$9,554	16.0%

General and administrative expenses increased $9.6 million to $69.1 million or 15.8% of net sales in 2009, compared to $59.5 million or 14.1% of net sales in 2008. The $9.6 million increase in general and administrative expenses was primarily due to a $5.9 million increase in salaries, wages and benefit costs due to increased headcount supporting our growth, including the launch of our Gettington.com brand, a $4.8 million increase in incentive based compensation resulting from our stronger financial performance in 2009 compared to 2008, and a $1.0 million increase in depreciation and software amortization resulting from increased capital spending in 2009 compared to 2008.

Loss from Derivatives in Our Own Equity

Loss from derivatives in our own equity increased to $6.5 million for 2009 from zero in 2008. The increase was the result of the $6.0 million increase in the value of a contingent fee agreement and a $0.5 million increase in the value of the conversion feature of the Preferred Stock. The increases in value of both the contingent fee agreement and the conversion feature are due to the estimated increase in the value of our company.

Interest Expense, net

Interest expense (net of interest income) increased to $31.2 million in 2009 from $29.8 million in 2008. The $1.4 million increase in interest expense, net was driven by increased interest expense from borrowings under our revolving lines of credit at higher interest rates. We entered into a Senior Secured Revolving Credit Facility in May 2008. That facility carried a significantly higher interest rate compared to the predecessor financing. Weighted-average borrowings outstanding in 2009 were $240.9 million compared with $241.1 million in 2008. See “— Liquidity and Capital Resources.”

Income Taxes

Income tax expense in 2009 was $9.0 million compared to $0.8 million in 2008. Our marginal income tax rate for 2009 was 36.3% compared to 38.3% in 2008. The decrease in the marginal income tax rate was primarily due to the effect of interest accruals on uncertain tax positions having a greater effect on our 2008 marginal tax rate due to lower pre-tax book income in 2008 compared to 2009. Our effective tax rate for 2009 was 49.3% compared to 38.3% in 2008 due to the increase in loss from derivatives in our own equity which are permanent differences between taxable and book income.

Preferred Stock Accretion

Preferred stock accretion in 2009 was $12.6 million compared to $11.3 million in 2008. The $1.3 million increase was due to our May 2008 issuance of Series B Preferred Stock being outstanding for a full year in 2009 compared to a partial year in 2008.

Quarterly Results of Operations and Seasonal Influences

Our peak merchandise sales period is November through mid-December and, as a result, our net sales are typically highest in our fourth fiscal quarter. Our working capital needs are typically greater in the months leading up to our peak merchandise sales period. We anticipate our net sales will continue to be seasonal in nature.

The following table sets forth our unaudited quarterly results of operations during 2009 and 2010 and the first two fiscal quarters of 2011. This unaudited quarterly information has been prepared on the same basis as our annual audited financial statements appearing elsewhere in this prospectus, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the fiscal quarters presented.

The quarterly data should be read in conjunction with our selected financial data and consolidated financial statements and the related notes appearing elsewhere in this prospectus. Our quarterly operating results may fluctuate significantly as a result of seasonality and a variety of other factors. As a result, year over year quarterly comparisons may be more meaningful than sequential quarterly comparisons. Furthermore, certain factors, such as marketing events and new product launches, as well as the timing of certain annual holidays and other seasonal events, may cause year over year quarterly results to fluctuate significantly. Operating results for any quarter are not necessarily indicative of results for a full fiscal year. See “Risk Factors” and “Business — Seasonality.”

	2009				2010				2011
	First	Second	Third	Fourth	First	Second	Third	Fourth	First	Second
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	(in thousands)

Consolidated statements of operations:
Net sales	$76,099	$93,931	$93,344	$174,815	$87,106	$106,376	$107,214	$220,611	$99,206	$132,843
Cost of sales	39,015	47,618	48,282	91,225	44,944	54,899	56,364	119,314	51,755	70,382

Gross profit	37,084	46,313	45,062	83,590	42,162	51,477	50,850	101,297	47,451	62,461
Sales and marketing expenses	21,603	24,881	24,711	38,189	23,706	27,848	29,870	48,667	24,761	33,086
Net credit expense (income)	(12,619)	(8,021)	(6,881)	5,205	(11,156)	(6,087)	(19,362)	(291)	(14,444)	(16,211)
General and administrative expenses	15,164	16,508	17,101	20,314	18,225	18,543	19,788	27,475	20,906	19,889
Loss from derivatives in our own equity	—	—	—	6,500	—	—	2,445	30,162	14,944	37,199
Loss on early extinguishment of debt	—	—	—	—	—	—	5,109	—	—	—
Interest expense, net	8,194	7,352	7,379	8,291	8,173	7,969	7,256	7,352	7,395	7,397

Income (loss) before income taxes	4,742	5,593	2,752	5,091	3,214	3,204	5,744	(12,068)	(6,111)	(18,899)
Income tax expense	1,697	2,000	1,000	4,259	1,175	1,175	2,935	6,333	3,156	6,496

Net income (loss)	$3,045	$3,593	$1,752	$832	$2,039	$2,029	$2,809	$(18,401)	$(9,267)	$(25,395)

Quarterly net sales as a percentage of annual net sales	17.4%	21.4%	21.3%	39.9%	16.7%	20.4%	20.6%	42.3%
Net income before loss from derivatives in our own equity	$3,045	$3,593	$1,752	$7,332	$2,039	$2,029	$5,254	$11,761	$5,677	$11,804
Net income before loss from derivatives in our own equity as a percentage of annual	19.4%	22.9%	11.1%	46.6%	9.7%	9.6%	24.9%	55.8%

Customer Accounts Receivable Asset Quality and Management

The Credit Issuers offer and directly extend to our qualifying customers revolving credit accounts and installment loans. We are obligated to purchase and assume ownership of the receivables after a contractual holding period, generally one or two business days. The purchase price includes the unpaid balance of the receivable, plus accrued interest during the Credit Issuers’ holding periods, plus an origination fee. We assume the servicing of the receivables and bear risk of loss for any uncollectible receivables that we purchase.

Customer accounts receivable, net as of fiscal year end 2008, 2009, and 2010, and July 30, 2010 and July 29, 2011, are as follows:

	As of
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Customer accounts receivable	$439,507	$489,236	$602,047	$469,111	$603,258
Less allowance for doubtful accounts	(97,094)	(98,394)	(109,211)	(106,792)	(121,053)

Customer accounts receivable, net	$342,413	$390,842	$492,836	$362,319	$482,205

Delinquencies

We consider the entire balance of an account, including any accrued interest and fees, delinquent if we do not receive the minimum payment by the payment due date. We age customer accounts receivable based on the number of completed billing cycles during which a customer account holder has failed to make a required payment.

Curing a delinquency may be the result of full payment of past due amounts, or in specific situations, by re-aging the account. Past due accounts are generally re-aged to current status if they have been active at least nine months and after we receive at least three consecutive minimum payments or the equivalent cumulative amount. Accounts are re-aged to current status no more than once in a twelve month period and no more than two times every five years unless they have enrolled in a reduced payment forbearance program, which we refer to as our workout program. Accounts entering workout programs may receive an additional workout re-age. Workout re-ages can only occur after receipt of at least three consecutive minimum monthly payments, or the equivalent cumulative amount. Workout re-ages can only occur once in a five year period.

The following table shows customer accounts receivable balances that were delinquent and re-aged balances as a percentage of total outstanding customer accounts receivable:

	As of
							July 30,		July 29,
	January 30, 2009		January 29, 2010		January 28, 2011		2010		2011
	(in thousands)

Delinquent (a):
30 to 59 days	$21,435	4.9%	$21,798	4.5%	$26,238	4.3%	$23,958	5.1%	$31,154	5.2%
60 to 89 days	14,176	3.2%	13,917	2.8%	16,117	2.7%	17,515	3.7%	21,698	3.7%
90 or more days	37,059	8.4%	35,304	7.2%	37,275	6.2%	34,097	7.3%	44,834	7.5%

30 or more days	$72,670	16.5%	$71,019	14.5%	$79,630	13.2%	$75,570	16.1%	$97,686	16.4%

Re-aged balances	$8,002	1.8%	$12,468	2.5%	$16,152	2.7%	$13,864	3.0%	$17,745	3.0%

(a)	Delinquent customer accounts receivable balances and re-aged balances are as of the customers’ statement cycle dates prior to or on fiscal period-end.

As a retailer, our delinquency rates have a seasonal pattern. We generate a significant amount of current customer accounts receivables during the holiday shopping season causing the delinquency rate to be lowest in our fourth fiscal quarter. The delinquency rate generally peaks in the second or third fiscal quarter as holiday sales are either paid off or become delinquent.

Balances of customer accounts receivable that are 30 days or more delinquent as a percentage of total outstanding customer accounts receivable increased to 16.4% as of July 29, 2011, compared to 16.1% at July 30, 2010 primarily due to the growth in sales to new customers in the recent quarters preceding the balance sheet date. As shown within the “— Time Since Origination of Customer Accounts” table, as of July 29, 2011, 21.8% of the receivable balance was related to accounts originated in the previous 12 months compared to 19.0% as of July 30, 2010.

Balances of customer accounts receivable that are 30 days or more delinquent as a percentage of total outstanding customer accounts receivable decreased to 13.2% as of January 28, 2011, compared to 14.5% at January 29, 2010. Since 2008, we have taken several actions aimed at improving the overall quality of our customer accounts receivable. These actions have generally resulted in lower delinquencies. However, we anticipate that these rates will increase as we invest in the acquisition of new customers and as net sales to new customers becomes a larger portion of total net sales.

Balances of customer accounts receivable that are 30 days or more delinquent as a percentage of total outstanding customer accounts receivable decreased to 14.5% as of January 29, 2010, compared to 16.5% at January 30, 2009. During 2008, in part in response to the economic downturn, we focused our marketing to prospective customers we perceived as being lower risk and as a result, our new customer credit accounts decreased from 700,000 in 2007 to 430,000 in 2008. This action, coupled with account management strategies to existing customers, lowered our delinquent balances by 201 basis points as of January 29, 2010 compared to January 30, 2009.

Charge-Offs and Recoveries

Charge-offs reflect the uncollectible principal on a customer’s account. Recoveries reflect the principal amounts collected on previously charged-off accounts. We generally charge-off customer accounts as of the statement cycle date following the passage of 180 days without receiving a qualifying payment, except in the case of customer bankruptcies and customer deaths, which are charged off as of the statement cycle date following the passage of 60 days after receipt of formal notification regardless of delinquency status. Net principal charge-offs for 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, are summarized below:

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Principal charge-offs	$90,180	$89,094	$86,813	$40,813	$45,902
Recoveries	(5,961)	(7,292)	(8,106)	(4,372)	(4,509)

Net principal charge-offs	$84,219	$81,802	$78,707	$36,441	$41,393

Average customer accounts receivable	$382,595	$418,640	$488,562	$462,989	$581,214
Net principal charge-offs as a percentage of average customer accounts receivable (a)	22.0%	19.5%	16.1%	15.7%	14.2%

(a)	Net principal charge-offs each as a percentage of average customer accounts receivable for the 26 weeks ended July 30, 2010 and July 29, 2011 have been annualized to a comparable 52-week basis.

As is the case with delinquent accounts, charge-offs depict a similar seasonal pattern that lags the performance of overall delinquencies. With the peak of delinquencies occurring in the summer and early fall months, the peak in charge-offs tends to occur in our fourth fiscal quarter.

Net principal charge-offs during the 26 weeks ended July 29, 2011 compared to the 26 weeks ended July 30, 2010 decreased as a percentage of total average outstanding customer accounts receivable. Charge-offs decreased as a result of improved delinquency rates as of the beginning of the period. Balances 30 or more days delinquent as a percentage of total outstanding customer accounts receivable as of the beginning of the first quarter of 2011 were 130 basis points lower than the beginning of the first quarter of 2010 due to account management strategies put in place during 2009 and 2010.

Net principal charge-offs during 2010 compared to 2009 decreased as a percentage of total average outstanding customer accounts receivable. Charge-offs declined as a result of improved delinquency rates over this same period.

Net principal charge-offs during 2009 compared to 2008 decreased as a percentage of total average outstanding customer accounts receivable. The improvements made by management in 2008 and 2009, as discussed in “— Delinquencies,” produced lower delinquencies and therefore resulted in lower charge-offs over the same period.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts at a level intended to absorb estimated probable losses inherent in customer accounts receivable, including accrued finance charges and fees as of the balance sheet date. The provision for doubtful accounts is included in net credit expense (income) in the consolidated statements of operations. Upon charge-off, any unpaid principal is applied to the allowance for doubtful accounts and any accrued but unpaid finance charges and fees are netted against finance charge and fee income with an offsetting equivalent reversal of the allowance for doubtful accounts through the provision for doubtful accounts. See Note 2 to the consolidated financial statements.

Changes in the allowance for doubtful accounts for 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, are as follows:

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Allowance for doubtful accounts at beginning of period	$87,981	$97,094	$98,394	$98,394	$109,211
Provision for doubtful accounts	93,332	83,102	89,524	44,839	53,235
Principal charge-offs (a)	(90,180)	(89,094)	(86,813)	(40,813)	(45,902)
Recoveries	5,961	7,292	8,106	4,372	4,509

Allowance for doubtful accounts at end of period	$97,094	$98,394	$109,211	$106,792	$121,053

As a percentage of period-end receivables	22.1%	20.1%	18.1%	22.8%	20.1%
As a percentage of balances 30+ days delinquent	133.6%	138.5%	137.1%	141.3%	123.9%

(a)	Excludes accrued and unpaid finance charges.

The quality of our customer accounts receivable portfolio at any time reflects, among other factors: 1) the creditworthiness of the account holders, 2) the success of our customer account holder management strategies, 3) the growth in new customer credit accounts, and 4) general economic conditions.

Our allowance for doubtful accounts as a percentage of period end receivables has steadily decreased over the comparable prior year date since 2008. The decrease is the result of the overall improvement in our customer accounts receivable portfolio, due to account management strategies and less volatility in macroeconomic conditions.

Time Since Origination of Customer Accounts

The average time since origination of customer accounts affects the stability of delinquency and loss rates. Older accounts are typically more stable than more recently originated accounts. The peak delinquency rate for a new account vintage is approximately eight months after origination. Accounts past this peak delinquency period exhibit greater stability in their performance. To encourage mature accounts to continue their relationship with us, we have a number of account management initiatives in place to retain existing customers and encourage repeat purchases.

The time since origination of customer accounts as a percentage of total customer accounts and the related receivable balance as a percentage of total receivables as of the end of 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, were as follows:

	As of
	January 30, 2009		January 29, 2010		January 28, 2011		July 30, 2010		July 29, 2011
	% of	% of	% of	% of	% of	% of	% of	% of	% of	% of
Time Since Origination	Accounts	Receivables	Accounts	Receivables	Accounts	Receivables	Accounts	Receivables	Accounts	Receivables

0 - 6 months	11.4%	9.2%	11.6%	10.0%	15.7%	12.0%	9.5%	8.1%	12.3%	9.5%
7 - 12 months	8.0%	7.8%	7.2%	7.7%	7.8%	8.6%	10.4%	10.9%	12.8%	12.3%
13 - 24 months	24.2%	28.4%	14.2%	16.5%	13.0%	17.6%	13.4%	16.5%	13.2%	17.8%
25+ months	51.6%	53.8%	60.6%	64.8%	56.7%	61.0%	59.8%	63.5%	54.8%	59.4%
Closed (a)	4.8%	0.8%	6.4%	1.0%	6.8%	0.8%	6.9%	1.0%	6.9%	1.0%

	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Closed customer credit accounts in the above table result from, (i) the absence of account activity or suspicious account activity that results in our decision to close the customer’s account, as well as (ii) our response to our customer’s request to close their account.

Credit Limits and Account Balance Range

When we approve a customer credit application, we use automated screening, modeling and credit-scoring techniques to establish an initial credit line based on the individual’s risk profile. We may, at any time and without prior notice to a customer, prevent or restrict further credit use by the customer, usually as a result of poor payment performance or our concern over the creditworthiness of the customer. We start customers at a low credit limit and gradually increase that limit for customers that meet their repayment obligations in a timely manner. This allows us to better manage losses and balance credit risk and profitability.

Credit limit and balance ranges have increased steadily over the last several years. These increases are due to the maturation of accounts and are managed through proactive credit line strategies. Generally, the first two credit limit increases are permanent and range from $200 to $350. Subsequent credit line increases are temporary, requiring that customers utilize the credit line increase within a certain period of time before the credit limit is restored to its previous level, or increased from the previous level in an amount equal to the customer’s incremental purchase. Our active credit line management gives us the opportunity to communicate with our customers more frequently, which we believe leads to increased customer sales and enables us to limit excessive unused credit lines.

The following table shows account balance ranges of our customer accounts receivable portfolio as a percentage of customer accounts receivable balances outstanding as of the end of 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011:

	As of
	January 30,	January 29,	January 28,	July 30,	July 29,
Account Balance Range	2009	2010	2011	2010	2011

$1 - $500	53.9%	45.9%	38.8%	45.0%	38.3%
$501 - $1,000	36.7%	38.8%	34.9%	36.9%	32.8%
$1,001 - $1,500	7.7%	11.7%	16.5%	12.8%	16.1%
Over $1,500	0.9%	2.6%	8.9%	4.3%	11.8%
Closed	0.8%	1.0%	0.9%	1.0%	1.0%

	100.0%	100.0%	100.0%	100.0%	100.0%

Credit Score

We market to low to middle income consumers who typically pose greater credit risk than higher income consumers. One of the generally accepted industry measures of credit risk is the FICO credit score. A vast majority of our customer accounts receivable balance is with customers that have a FICO score between 550 and 700. We refresh each customer’s FICO score at least twice each year. The weighted-average FICO score of our customer accounts receivable was 615, 617, 620, 613, and 615 as of the end of 2008, 2009, 2010, and as of July 30, 2010 and July 29, 2011, respectively.

While FICO is used to compare the credit quality of our receivables portfolio against industry benchmarks, it is not relied upon heavily in our evaluation of prospective customers or in our credit management. We primarily rely on proprietary models and scorecards that utilize both internal attributes and external attributes obtained from a wide variety of third-party data providers. The higher predictive ability of our internal behavioral models over external industry scorecards such as FICO is primarily due to our ability to score our customer accounts on a daily basis. Additionally, our internal customer behavioral data is detailed and robust whereas bureau files on the customers we target often have limited information for external industry scoring purposes.

Liquidity and Capital Resources

Our business requires a significant amount of debt financing and capital to fund our operations and to grow our business. With approximately 95% of sales on our customers’ revolving credit accounts, merchandise sales do not generate immediate positive cash flow. Ensuring adequate liquidity is, and will continue to be, at the forefront of our business objectives. Historical cash requirements relate to carrying customer accounts receivable, purchases of inventory, purchases and production of promotional materials, debt service, collateral requirements, investments in our management information systems and other infrastructure, and other general working capital needs. We have historically financed our operations through a combination of asset-backed securitizations, credit facilities collateralized by our customer accounts receivable, credit facilities collateralized by our merchandise inventory, private equity issuances, issuance of subordinated debt, cash flows generated from collection of our customer accounts receivable, and extended payment terms provided to us by our vendors.

Our cash requirements are seasonal, with our peak cash requirements arising in October through January as we experience higher levels of sales and customer accounts receivable and amounts due for holiday season inventory purchases and marketing efforts. We also offer deferred payment terms to qualifying customers, which delays the first principal installment on holiday purchases until the first half of the following year.

While we generally have been able to manage our cash needs during peak periods, if any disruption to our funding sources occurs, or if we underestimate our cash needs, we may be unable to carry customer accounts receivable, purchase inventory, produce promotional materials and otherwise conduct our business, which could result in reduced net sales and profits.

Any future acquisitions, joint ventures, or other similar transactions will likely require additional capital and there can be no assurance that any such capital will be available to us on acceptable terms, or at all.

The following table summarizes our funding and liquidity as of January 30, 2009, January 29, 2010, January 28, 2011, July 30, 2010 and July 29, 2011:

			As of
	Maturity or	Maximum	January 30, 2009		January 29, 2010		January 28, 2011		July 30, 2010		July 29, 2011
	Extinguishment	Capacity		Additional		Additional		Additional		Additional		Additional
Funding Source	Date	(as amended)	Outstanding	Availability	Outstanding	Availability	Outstanding	Availability	Outstanding	Availability	Outstanding	Availability
	(in thousands)

A/R Credit Facility (a):
Revolving Credit Tranche	Matures	$290,000					$215,000	$24,474			$196,000	$53,542
Term Loan Tranche	August 2013	75,000					75,000	—			75,000	—

		$365,000
Senior Secured Revolving Credit Facility	Extinguished August 2010	$280,000	$253,000	$27,000	$241,000	$39,000			$211,000	$68,092
Inventory Line of Credit	Matures August 2013	$50,000	8,156	13,803	5,339	14,369	10,100	11,334	12,261	8,426	22,867	4,049
Senior Subordinated Secured Notes	Matures November 2013	$30,000	27,530		28,124		28,719		28,421		29,016
Other	Various	Various	1,192		1,280		1,164		1,602		782

Total			$289,878		$275,743		$329,983		$253,284		$323,665

(a)	Replaced the Senior Secured Revolving Credit Facility.

Weighted-average borrowings outstanding and interest rates for 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, are as follows:

		Fiscal Year Ended						26 Weeks Ended
		January 30, 2009		January 29, 2010		January 28, 2011		July 30, 2010		July 29, 2011
		Weighted-	Weighted-	Weighted-	Weighted-	Weighted-	Weighted-	Weighted-	Weighted-	Weighted-	Weighted-
	Maturity or	Average	Average	Average	Average	Average	Average	Average	Average	Average	Average
Funding Source	Extinguishment Date	Outstanding	Rate (a)	Outstanding	Rate (a)	Outstanding	Rate (a)	Outstanding	Rate (a)	Outstanding	Rate (a)
	(in thousands)

A/R Credit Facility:
Revolving Credit Tranche	Matures August 2013					$67,907	6.7%			$190,110	6.1%
Term Loan Tranche	Matures August 2013					33,288	15.8%			75,000	15.8%
Senior Secured Revolving Credit Facility	Extinguished August 2010	$136,090	13.1%	$201,459	12.8%	116,847	12.7%	$210,142	12.7%		—
Inventory Line of Credit	Matures August 2013	12,219	7.4%	10,516	6.1%	16,514	7.4%	10,507	7.6%	17,121	7.9%
Securitization Facility	Extinguished May 2008	64,715	10.7%	—	—	—	—	—	—	—	—
Senior Subordinated Secured Notes	Matures November 2013	27,233	17.4%	27,827	17.3%	28,421	16.8%	28,273	17.0%	28,867	16.5%
Other	Various	810	0% - 9%	1,079	0% - 9%	1,099	0% -9%	1,486	0% - 9%	958	0% - 9%

(a)	Weighted-average interest rates include the effect of amortization of debt issuance costs and any original issue discount. Refer to the notes to our consolidated financial statements for a further discussion of our debt financing.

We intend to use a portion of the net proceeds from the sale of common stock by us in this offering to retire the $30 million Senior Subordinated Secured Notes, plus accrued and unpaid interest thereon, and the $75 million Term Loan Tranche of our A/R Credit Facility, plus prepayment penalties of $1.5 million and accrued and unpaid interest thereon. We intend to use the remaining net proceeds to reduce the outstanding balance under the Revolving Credit Tranche of our A/R Credit Facility.

Although our A/R Credit Facility and our Inventory Line of Credit do not expire until August 2013, deterioration in the credit markets could jeopardize counterparty obligations of one or more of the banks participating in our facilities, which could have an adverse effect on our business if we are not able to replace such facilities or find other sources of liquidity on acceptable terms. We currently expect all participating banks to provide funding as needed pursuant to the terms of our credit agreements. The credit facilities described below are each secured by interests in various assets of the Company and our subsidiaries, including without limitation our equity interests in our subsidiaries.

Accounts Receivable Credit Facility

On August 20, 2010, through our consolidated wholly-owned subsidiary, Fingerhut Receivables I, LLC (“FRI”), we entered into the $365 million A/R Credit Facility which matures on August 20, 2013. FRI is a special-purpose, bankruptcy remote entity established for the purpose of purchasing customer accounts receivable from Bluestem Brands, Inc. to hold as collateral under applicable credit agreements. The receivables transferred to FRI are not available to general creditors of Bluestem Brands. The transfers of receivables are recorded as secured borrowings on our balance sheet in accordance with GAAP.

The A/R Credit Facility is segregated into two components, a Revolving Credit Tranche and a Term Loan Tranche. The Term Loan Tranche has a fixed outstanding balance of $75 million which bears interest at a fixed rate of 14.75%. If the Term Loan Tranche is partially or fully prepaid between August 21, 2011 and August 20, 2012, a prepayment penalty up to 3% of the amount prepaid is due to the lenders. The Revolving Credit Tranche is a revolving credit facility and the daily outstanding balances bear interest at London InterBank Offered Rate (“LIBOR”) plus 4.25%.

In July 2011, we obtained commitments from the lenders under our A/R Credit Facility such that, effective upon our full repayment of the Term Loan Tranche and the Senior Subordinated Secured Notes (and satisfaction of other typical conditions), the maximum commitment of the lenders under the Revolving Credit Tranche will be increased from $290 million to $350 million and certain of our covenants will be adjusted, as described below. We refer herein to such commitments and the related changes to the A/R Credit Facility as the “July 2011 Amendment.” We anticipate that the July 2011 Amendment will become effective promptly following the completion of this offering.

Under the A/R Credit Facility, all of our customer accounts receivable are held by FRI and are collateral against any outstanding balances. However, not all customer accounts receivable are used to calculate the borrowing base or performance covenants. The pool of customer accounts receivable from which the borrowing base and performance covenants are calculated in accordance with the A/R Credit Facility is known as Eligible Underlying Receivables. The A/R Credit Facility agreement states that customer accounts receivable must meet certain requirements before they can be placed in the pool of Eligible Underlying Receivables. The primary requirements are that the customer must have made at least one payment since inception of the receivable and have an originated FICO score greater than 525. Prior to effectiveness of the July 2011 Amendment, the combined borrowing capacity of Revolving Credit Tranche and Term Loan Tranche is the lesser of $365 million, or the product of (i) 68% and (ii) the sum of the outstanding principal amount of Eligible Underlying Receivables, and amounts on deposit representing principal collections on customer accounts receivable held by FRI subject to reserve adjustments and concentration limits. After effectiveness of the July 2011 Amendment, the Term Loan

Tranche will be eliminated and our borrowing capacity under the Revolving Credit Tranche will be the lesser of $350 million, or the product of (i) 54% and (ii) the sum of the outstanding principal amount of Eligible Underlying Receivables, and amounts on deposit representing principal collections on customer accounts receivable held by FRI subject to reserve adjustments and concentration limits.

Eligible Underlying Receivables Portfolio Covenants

Violation of any Eligible Underlying Receivables portfolio covenants is an event of default under the A/R Credit Facility. If an event of default is not cured within the agreed upon time period, or if a waiver from the lenders is not granted, the outstanding balance becomes due immediately. The following Eligible Underlying Receivables portfolio covenant thresholds are evaluated for compliance on a monthly basis. Capitalized terms have the meanings given in the A/R Credit Facility as described in “Note 4 — Financing” to the consolidated financial statements included elsewhere in this prospectus:

•	Three-month average Principal Payment Rate shall be greater than 5% (or, following effectiveness of the July 2011 Amendment, greater than 4.75% from February through October and greater than 4.5% from November through January).

•	Three-month average Principal Default Ratio shall be less than 24% from April through August and less than 28% from September through March.

•	Three-month average Principal Delinquency Ratio shall be less than 14.5%.

•	Three-month average Excess Spread Ratio shall be greater than 8%.

•	Three-month average Adjusted Excess Spread Ratio, defined as the Adjusted Portfolio Yield less the Principal Default Ratio and the Receivables Base Rate, shall be greater than −4%.

•	One month Principal Delinquency Ratio shall be less than 16% (this covenant will be eliminated upon effectiveness of the July 2011 Amendment).

•	One month Total Payment Rate shall be greater than 6.5% (this covenant will be eliminated upon effectiveness of the July 2011 Amendment).

The following table compares Eligible Underlying Receivables portfolio covenant levels to actual as of January 28, 2011 and July 29, 2011:

	As of
	January 28, 2011		July 29, 2011
Covenant	Covenant Level	Actual	Covenant Level	Actual

Principal Payment Rate (three-month average)	> 5.00%	5.60%	> 5.00%	5.57%
Principal Default Ratio (three-month average)	< 28.00%	19.37%	< 24.00%	13.72%
Principal Delinquency Ratio (three-month average)	< 14.50%	8.74%	< 14.50%	8.70%
Excess Spread Ratio (three-month average)	> 8.00%	22.12%	> 8.00%	28.59%
Adjusted Excess Spread Ratio (three-month average)	> (4.00)%	8.45%	> (4.00)%	18.68%
Principal Delinquency Ratio (one month)	< 16.00%	8.41%	< 16.00%	9.37%
Total Payment Rate (one month)	> 6.50%	8.14%	> 6.50%	8.34%

In addition to Eligible Underlying Receivables portfolio covenants, there are certain Eligible Underlying Receivables portfolio performance thresholds that, if not met, require us to provide cash collateral, as discussed below.

Cash Collateral Requirements

If the Excess Spread Ratio drops below certain thresholds on a three-month average basis, cash collateral expressed as a percentage of the amount of outstanding borrowings on our A/R Credit Facility is required as follows:

Cash
Excess Spread Ratio	Collateral

> 14.0%	—%
> 12.5% ≤14.0%	2
> 11.0% ≤12.5%	4
> 9.5% ≤11.0%	6
≤ 9.5%	8

If the Total Payment Rate on a one month average basis drops below certain thresholds cash collateral expressed as a percentage of the amount of outstanding borrowings on our A/R Credit Facility is required as shown in the following table (this requirement will be eliminated upon effectiveness of the July 2011 Amendment):

Cash
Total Payment Rate	Collateral

> 8.0%	—%
> 7.25% ≤ 8.0%	1
≤ 7.25%	2

If the Principal Delinquency Ratio on a one month average exceeds certain thresholds cash collateral expressed as a percentage of the amount of outstanding borrowings on our A/R Credit Facility is required as shown in the following table (this requirement will be eliminated upon effectiveness of the July 2011 Amendment):

Cash
Principal Delinquency Ratio	Collateral

< 12.5%	—%
≥ 12.5% < 14.0%	1
≥ 14.0%	2

The Eligible Underlying Receivables portfolio must perform at a higher level than noted above for three consecutive months for cash collateral to be released. As of January 28, 2011, total portfolio cash collateral was zero. As of January 29, 2010, in accordance with the Senior Secured Revolving Credit Facility (the predecessor revolving credit facility) total portfolio cash collateral was $17.4 million, or 7% of outstanding borrowings.

Financial and Other Covenants under Our Credit Facilities

In addition to the covenants discussed above, we are subject to financial and other covenants under the A/R Credit Facility, Inventory Line of Credit and Senior Subordinated Secured Notes. Failure to comply with these covenants is an event of default, subject to certain grace periods or waivers. The following financial covenant levels are the most restrictive levels that must be maintained in accordance with our credit agreements:

•	Minimum Net Liquidity — The sum of unrestricted cash and cash equivalents, availability under the A/R Credit Facility and availability under the Inventory Line of Credit must be at least $25 million in each fiscal month from February through November, and must be at least $20 million in the fiscal months of December and January of each year (or, following effectiveness of the July 2011 Amendment, at least $22.5 million throughout the year).

•	Tangible Net Worth — At least $120 million, plus 75% of consolidated net earnings before gain or loss on derivatives in our own equity (if positive) for each full fiscal year following August 20, 2010, and 85% of the gross proceeds on any issuance of equity as determined quarterly.

•	Last Twelve Months (“LTM”) Adjusted EBITDA Margin — LTM adjusted earnings before gain or loss on derivatives in our own equity, interest expense, taxes, depreciation, amortization, and certain other adjustments (Adjusted EBITDA) margin must be at least 8.5% (this requirement will be eliminated upon effectiveness of the July 2011 Amendment).

•	Fixed Charge Coverage Ratio — Must be at least 1.0x through October 2011, 1.05x from November 2011 through October 2012 and 1.1x from November 2012 through August 2013.

In addition to the above financial covenants, we are also subject to the following financial covenant under our Inventory Line of Credit and Senior Subordinated Secured Notes:

•	Minimum Adjusted EBITDA — Adjusted EBITDA must be at least $52.3 million for 2011 and $57 million for 2012 and any fiscal year thereafter (this requirement will be eliminated upon effectiveness of the July 2011 Amendment).

As of January 29, 2010, July 30, 2010, January 28, 2011, and July 29, 2011, we were in compliance with all portfolio, financial and other covenants.

We may or may not engage in future long-term borrowing transactions to fund our operations or our growth plans. Whether or not we undertake such borrowings will depend on a variety of factors, including prevailing interest rates, our growth plans, our financial strength, availability of alternative sources and costs of funding, and our management’s assessment of potential returns on investment that may be realized from the proceeds of such borrowings.

We are generally prohibited from paying dividends with the following exceptions: (1) stock dividends, (2) up to $1 million per fiscal year in accordance with equity incentive plans, (3) cash dividends on the Series A or Series B Preferred Stock with proceeds of an initial public offering upon conversion of the preferred stock to common stock, and (4) after an initial public offering, and so long as there is not an event of default under the A/R Credit Facility and certain financial covenants are satisfied.

Inventory Line of Credit

We also have a line of credit for up to $50 million that is secured by inventory and other unencumbered assets of the Company which matures in August 2013 (the “Inventory Line of Credit”). Borrowing capacity under the Inventory Line of Credit is calculated as the lower of 85% of the liquidation value from the latest inventory appraisal, less any reserves, or 65% of eligible inventory up to a maximum of $50 million. Daily outstanding balances on the Inventory Line of Credit bear interest at LIBOR plus

3.25% to 3.50%, or Prime plus 2.00% to 2.25%, subject to outstanding balances. The Inventory Line of Credit agreement, as amended, requires the payment of an unused commitment fee ranging from 0.375% to 0.500% on the average daily-unused portion of the revolving commitment.

Senior Subordinated Secured Notes

Our Senior Subordinated Secured Notes were issued in March 2006 in an aggregate principal amount at maturity of $30 million and mature on November 21, 2013.

Upon completion of this offering, we will use the proceeds to retire our Senior Subordinated Secured Notes for $30 million, plus accrued and unpaid interest, with no prepayment penalty.

In connection with the Senior Subordinated Secured Notes, the investors under the Senior Subordinated Secured Notes were issued warrants to purchase 41,742,458 shares of our Series A Preferred Stock. The warrants were valued at $4.2 million and accounted for as original issue discount on the debt and a derivative liability in our own equity. The original issue discount is being amortized to interest expense over the term of the Senior Subordinated Secured Notes. The fair value of derivative liabilities in our own equity is estimated as of each balance sheet date with changes in fair value recorded as a gain or loss from derivatives in our own equity.

Preferred Stock

On May 15, 2008, we completed a private placement of 750,839,038 shares of Series B Preferred Stock at an issue price of $0.0745 per share to certain existing stockholders for aggregate cash proceeds of $55.9 million. Proceeds from the issuance of Series B Preferred Stock were used for general corporate purposes.

We completed various private placements prior to May 15, 2008, with the most significant during 2004 when we issued 771,097,377 shares of Series A Preferred Stock at an issue price of $0.10511 per share to investors, affiliates and management for aggregate cash proceeds of $81.1 million. Proceeds from the Series A Preferred Stock were used to fund operations and to repay certain indebtedness.

Upon completion of this offering, our preferred stockholders will convert all of their shares of Preferred Stock into common stock, accrued and unpaid cumulative dividends thereon will convert into common stock, and the rights of the holders of our Preferred Stock will terminate. As a result, the amount reported as Preferred Stock at that time will be converted into common stock and additional paid-in capital, and there will be an anti-dilution adjustment under certain of our common stock warrants due to the payment of accrued and unpaid dividends on our Preferred Stock in the form of common stock. The amount of the adjustment is dependent upon the number of shares of common stock required to satisfy accrued and unpaid dividends on our Preferred Stock upon the completion of this offering. The number of shares required to satisfy the payment of accrued dividends is dependent on the price per share of this offering net of underwriting commissions.

Cash Flows

A summary of operating, investing and financing activities are shown in the following table:

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Net cash (used in) provided by:
Operating activities	$(24,878)	$11,943	$(59,095)	$17,813	$11,857
Investing activities	(33,431)	4,766	14,784	2,736	(6,338)
Financing activities	49,320	(14,653)	42,752	(22,705)	(6,201)

Net (decrease) increase in cash and cash equivalents	$(8,989)	$2,056	$(1,559)	$(2,156)	$(682)

Cash Flows from Operating Activities

Cash (used in) provided by our operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization, amortization of deferred charges and original issue discount, loss from derivatives in our own equity, non-cash component of loss on early extinguishment of debt, stock-based compensation, provision for doubtful accounts, provision for merchandise returns, deferred taxes, and the effect of changes in other working capital and other activities.

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Net income (loss)	$1,335	$9,222	$(11,524)	$4,068	$(34,662)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	6,285	7,246	8,746	3,812	5,121
Amortization of deferred charges and original issue discount	4,076	4,168	4,328	2,102	2,252
Loss from derivatives in our own equity	—	6,500	32,607	—	52,143
Non-cash component of loss on early extinguishment of debt	—	—	2,309	—	—
Loss on disposal of assets	411	37	497	—	—
Provision for doubtful accounts	93,332	83,102	89,524	44,839	53,235
Provision for merchandise returns	11,355	13,061	12,984	4,943	5,789
Deferred income taxes	(851)	6,303	(1,969)	(1,498)	2,451
Stock-based compensation	110	321	282	178	181
Other non-cash items affecting income	12,645	10,788	13,423	5,201	5,569
Changes in operating assets and liabilities:
Customer accounts receivable	(150,937)	(157,650)	(218,350)	(27,472)	(56,878)
Merchandise inventories	1,947	6,987	(1,649)	(1,834)	(9,761)
Promotional material inventories	4,142	(576)	(1,976)	(2,330)	(1,520)
Prepaid expenses and other current assets	(1,080)	(881)	(910)	428	(1,112)
Current income taxes payable	(6,346)	3,117	3,001	(2,870)	(5,201)
Accounts payable and other liabilities	(1,610)	20,466	9,582	(11,754)	(5,750)
Other	308	(268)	—	—	—

Net cash (used in) provided by operating activities	$(24,878)	$11,943	$(59,095)	$17,813	$11,857

Cash provided by operating activities was $11.9 million during the 26 weeks ended July 29, 2011, reflecting a $34.7 million net loss adjusted for $126.7 million of non-cash items, consisting primarily of our provision for doubtful accounts, loss from derivatives in our own equity, provision for merchandise returns, depreciation and amortization, and amortization of deferred charges and original issue discount, less $80.2 million of net cash used for working capital purposes and other activities. For the 26 weeks ended July 29, 2011, cash used primarily for working capital and other activities reflected a $56.9 million increase in customer accounts receivable, a $9.8 million increase in merchandise inventories, a $5.8 million decrease in accounts payable and other liabilities, a $5.2 million decrease in current income taxes payable, and a $1.5 million increase in promotional material inventories.

Cash provided by operating activities was $17.8 million during the 26 weeks ended July 30, 2010, reflecting net income of $4.1 million adjusted for $59.6 million of non-cash items, consisting primarily of our provision for doubtful accounts, provision for merchandise returns, depreciation and amortization and amortization of deferred charges and original issue discount, less $45.8 million of net cash used for working capital purposes and other activities. For the 26 weeks ended July 30, 2010, cash used primarily for working capital and other activities reflected a $27.5 million increase in customer accounts receivable, a $11.8 million decrease in accounts payable and other liabilities, a $2.9 million decrease in current income taxes payable, a $2.3 million increase in promotional material inventories, and a $1.8 million increase in merchandise inventories.

Cash used in operating activities was $59.1 million during 2010 and consisted of $11.5 million of net loss adjusted for $162.7 million of non-cash items, consisting primarily of our provision for doubtful accounts, provision for merchandise returns, depreciation and amortization, loss from derivatives in our own equity, loss on early extinguishment of debt, and amortization of deferred charges and original issue discount, less $210.3 million of net cash used for working capital purposes and other activities. For 2010, cash used primarily for working capital and other activities reflected a $218.4 million increase in customer accounts receivable, partially offset by a $9.6 million increase in accounts payable and other liabilities.

Cash provided by operating activities was $11.9 million during 2009 and consisted of $9.2 million of net income adjusted for $131.5 million of non-cash items, consisting primarily of our provision for doubtful accounts, provision for merchandise returns, and depreciation and amortization, less $128.8 million of net cash used for working capital purposes and other activities. Cash used for working capital and other activities during 2009 reflected a $157.7 million increase in customer accounts receivable, partially offset by a $20.5 million increase in accounts payable and other liabilities.

Cash used in operating activities was $24.9 million during 2008 and consisted of $1.3 million of net income adjusted for $127.4 million of non-cash items, consisting primarily of our provision for doubtful accounts, provision for merchandise returns, and depreciation and amortization, less $153.6 million of net cash used for working capital purposes and other activities. Cash used primarily for working capital and other activities during 2008 reflected a $150.9 million increase in customer accounts receivable.

Cash Flows from Investing Activities

Investing activities consist of capital expenditures for internal-use software and website development, corporate and distribution facility enhancements, as well as changes in restricted cash.

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Purchases of fixed assets, internal-use software and website development	$(6,635)	$(9,177)	$(12,570)	$(6,694)	$(4,992)
Net (increase) decrease in restricted cash	(26,796)	13,943	27,354	9,430	(1,346)

Net cash (used in) provided by investing activities	$(33,431)	$4,766	$14,784	$2,736	$(6,338)

Cash used in investing activities was $6.3 million during the 26 week period ended July 29, 2011 compared to net cash provided by investing activities of $2.7 million during the 26 week period ended July 30, 2010 primarily due to changes in restricted cash balances. Cash provided by investing activities was $14.8 million during 2010 compared to $4.8 million during 2009. The decrease in restricted cash during 2010 resulted from less restrictive cash collateral requirements under our A/R Credit Facility compared to our predecessor Senior Secured Revolving Credit Facility. Cash provided by investing activities was $4.8 million during 2009 compared to cash used of $33.4 million during 2008. Our 2009 cash provided by investing activities reflected the release of $13.9 million of restricted cash due to the improved performance of our eligible portfolio under our Senior Secured Revolving Credit Facility. Our 2008 cash used in investing activities reflected a $26.8 million increase of restricted cash due to the restricted cash requirements of our Senior Secured Revolving Credit Facility which was put in place in 2008, as well as the deteriorating performance of our credit portfolio during 2008. The increase in purchases of fixed assets, internal-use software and website development during the three-year period reflects our continued investment in information technology to support our growth, including the development of our Gettington.com brand and information technology that supported our new customer acquisition strategies.

Cash Flows from Financing Activities

Financing activities consist of borrowings and payments on our revolving credit facilities and our issuances of convertible preferred and common stock.

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011
	(in thousands)

Net (repayments) borrowings on revolving credit facilities	$(6,197)	$(14,730)	$42,580	$(22,756)	$(6,615)
Issuance of Series B Preferred Stock	55,499	—	100	—	100
Issuance of common stock	18	77	72	51	314

Net cash provided by (used in) financing activities	$49,320	$(14,653)	$42,752	$(22,705)	$(6,201)

Cash used in financing activities was $6.2 million during the 26 weeks ended July 29, 2011 compared to cash used in financing activities of $22.7 million during the 26 weeks ended July 30, 2010 primarily due to decreased net repayments on our revolving credit facilities. Cash provided by financing activities was $42.8 million during 2010 compared to cash used in financing activities of $14.7 million during 2009 primarily due to increased net borrowings on our revolving credit facilities primarily due to the increase in net sales and our need to finance the resulting growth in customer accounts receivable. Cash used in financing activities was $14.7 million during 2009 compared to cash provided of $49.3 million during 2008. Our 2009 cash used in financing activities reflected net repayments on revolving credit facilities of $14.7 million. Our 2008 cash provided by financing activities reflected our issuance of Series B Preferred Stock of $55.5 million and net repayments on revolving credit facilities of $6.2 million.

Future Liquidity Requirements

Although we can provide no assurances, the net proceeds from this offering, together with amounts available under our A/R Credit Facility, Inventory Line of Credit, net cash provided by operating activities, and available cash and cash equivalents should be adequate to finance working capital and planned capital expenditures for at least the next twelve months. Thereafter, we may find it necessary to obtain additional equity or debt financing as we continue to execute our business and growth strategies.

Contractual Obligations

As of January 28, 2011, our contractual obligations and the effect such obligations are expected to have on our liquidity and cash flows in future periods were as follows:

	Payments Due by Period
		2011	2012 and 2013	2014 and 2015		2016 +
		Less Than 1	1 - 3	3 - 5		More Than
	Total	Year	Years	Years		5 Years
	(in thousands)

Operating lease commitments (a)	$57,320	$6,252	$10,547	$8,992		$31,529
Long-term debt (b)	104,883	409	103,806	104		564
Interest payments — long-term debt (c)	37,666	15,332	22,264	41		29
Series B Preferred Stock	78,099	—	—	78,099	(d)	—
Series A Preferred Stock	172,723	—	—	172,723	(e)	—

Contractual obligations	$450,691	$21,993	$136,617	$259,959		$32,122

(a)	Operating lease commitments primarily consist of leases for our office facilities in Eden Prairie, Minnesota and our distribution center and additional warehouse space in Saint Cloud, Minnesota. Refer to note 9 of the notes to consolidated financial statements for a further description of leases. We did not have any current or future capital lease commitments as of January 28, 2011.

(b)	Long-term debt consists of amounts outstanding on the Term Loan Tranche of our A/R Credit Facility, our Senior Subordinated Secured Notes, and other notes payable. We expect to retire the Term Loan Tranche of our A/R Credit Facility and our existing Senior Subordinated Secured Notes with the proceeds of this offering. The Revolving Credit Tranche of our A/R Credit Facility is classified as current on our consolidated balance sheet and accordingly, is excluded from the table above. In the event of a decrease in the quality of the underlying receivables collateralizing the Revolving Credit Tranche, accelerated repayment of our A/R Credit Facility may occur.

(c)	We make quarterly interest payments based on fixed rates of interest on our Senior Subordinated Secured Notes and bi-monthly interest payments on amounts outstanding on the Term Loan Tranche of our A/R Credit Facility.

(d)	Under our certificate of incorporation in effect prior to completion of this offering, if a Qualified Public Offering (as defined in such document) has not occurred prior to February 28, 2014, we would be required, upon demand of 66% of our Series B Preferred Stock holders, to redeem all outstanding shares of our Series B Preferred Stock for an amount equal to the greater of (i) the Series B Purchase Price for all such shares, plus accrued and unpaid dividends thereon (which is the amount reflected in the table, assuming dividends have accrued through February 28, 2014), or (ii) an amount mutually agreed to by our board of directors and 66% of our Series B Preferred Stock holders. Upon completion of the offering contemplated hereby, all outstanding shares of preferred stock will convert into common stock and thus the potential obligation reflected hereby will no longer exist.

(e)	Under our certificate of incorporation in effect prior to completion of this offering, if the required holders of our Series B Preferred Stock demand redemption as described in the preceding footnote, we would be required, upon demand of 50% of our Series A Preferred Stock holders, to redeem all outstanding shares of our Series A Preferred Stock for an amount equal to the greater of (i) the Series A Purchase Price for all such shares, plus accrued and unpaid dividends thereon (which is the amount reflected in the table, assuming dividends have accrued through February 28, 2014), or (ii) an amount mutually agreed to by our board of directors and 50% of our Series A Preferred Stock holders. Upon completion of the offering contemplated hereby, all outstanding shares of preferred stock will convert into common stock and thus the potential obligation reflected hereby will no longer exist. The amount reflected in the table also includes the amount we could be required to pay to redeem the shares of Series A Preferred Stock underlying our existing Series A Preferred Stock warrants that were issued in March 2006. The holders of such warrants have the right to exercise and immediately redeem the shares upon a redemption demand by the Series A Preferred Stock holders, provided that they would not receive any amount in respect of accrued dividends.

Estimated tax contingencies, including interest and penalties, are not included in the table above because we are not able to make reasonably reliable estimates of the period of cash settlement. The above table also does not reflect our planned use of proceeds from this offering to reduce outstanding indebtedness or to pay estimated transaction fees in connection with this offering. See “Use of Proceeds.”

The above table does not reflect any obligation we may have under a contingent fee agreement we entered into with the lenders under our May 2008 Senior Secured Revolving Credit Facility. Pursuant to this agreement, we are obligated, upon the occurrence of certain events, to pay to the lenders an amount that varies depending on the period in which the event occurs and the amount of our equity value at such time. The contingent fee arrangement will terminate upon consummation of the offering made hereby, and is described further below under “Certain Relationships and Related Party Transactions — May 2008 Financings.”

The above table also does not reflect our potential obligations under put rights included in the common stock warrants that we issued in May 2008 to the lenders in connection with the Senior Secured Revolving Credit Facility. Under these warrants, we would be required in certain circumstances, upon the demand of a warrant holder, to redeem the holder’s warrants (or shares of common stock acquired upon exercise by such holder). Such redemption would be for fair market value, as determined by our board of directors in good faith, or pursuant to an appraisal procedure if the holder objects to the board of directors’ determination. We are not obligated to redeem the warrants under these put rights if the redemption would result in a default under our indebtedness. The put rights under the May 2008 warrants will terminate upon consummation of the offering made hereby.

We issue inventory purchase orders in the normal course of business, which represent authorizations to purchase that may be cancelable in accordance with the terms. We do not consider purchase orders to be firm inventory commitments; therefore, they are excluded from the table above.

The above table does not reflect our commitment to extend credit to our customers up to the maximum amount of their credit limits. The aggregate of unused customer credit lines totaled $1.5 billion as of January 28, 2011.

In addition to the contractual obligations described above, we expect that our 2011 capital expenditures will total approximately $10.5 million.

We do not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect our liquidity or the availability of capital resources.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Quantitative and Qualitative Disclosure about Market Risk

We are exposed to interest rate risk through our customer accounts receivable and, to a lesser extent, through our merchandise procurement.

Interest Rate Risk

Interest rate risk refers to changes in earnings or the net present value of rate sensitive assets less liabilities (termed “economic value of equity”) due to interest rate changes. To the extent that interest income collected on customer accounts receivables and interest expense do not respond equally to changes in interest rates, or that rates do not change uniformly, fee and finance charge income and economic value of equity could be affected. Our net interest income on customer accounts receivable are not affected by relatively small changes in short-term interest rate indices such as LIBOR and prime rate, as our customer accounts receivable are non-variable but subject to significant interest rate floors. However, our Inventory Line of Credit and the Revolving Credit Tranche of our A/R Credit Facility are indexed to LIBOR and/or prime rates without interest rate floors and expose us to changes in short-term interest rates.

We have the ability to manage and mitigate our interest rate sensitivity through several techniques, primarily by modifying the contract terms with our customers, including interest rates charged, in response to changing market conditions. During 2010, we changed the terms and conditions governing our customer accounts receivable to comply with the CARD Act. Our credit plans are priced at non-variable interest rates ranging from 14.9% to 24.9%. No interest is charged if the account is paid in full within 25 days of the billing cycle.

Management has performed an interest rate gap analysis to measure the effects of the timing of the repricing of our interest sensitive assets and liabilities. This analysis suggests that, if there had been an immediate 100 basis point, or 1.0%, adverse change in the market rates for which our interest sensitive assets and liabilities were indexed effective throughout 2010, our earnings before income taxes would be lower by approximately $0.8 million.

Foreign Currency Risk

We purchase a significant amount of inventory from vendors outside of the U.S. in transactions that are U.S. dollar transactions. A decline in the relative value of the U.S. dollar to other foreign currencies could, however, lead to increased merchandise costs.

Impact of Inflation

We do not believe that our operating results have been materially affected by inflation during the preceding three fiscal years. We cannot assure you, however, that our operating results will not be adversely affected by inflation in the future.

Critical Accounting Policies and Use of Estimates

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements in accordance with GAAP requires us to utilize accounting policies and make certain estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies as of the date of the financial statements and the reported amounts of revenue and expenses during a fiscal period. Some of the accounting estimates require us to make assumptions about matters that are highly uncertain at the time we make the accounting estimates. We base these assumptions and the resulting estimates on authoritative pronouncements, historical information and other factors that we believe to be reasonable under the circumstances and we evaluate these assumptions and estimates on an ongoing basis. We could reasonably use different estimates, and changes in our accounting estimates could occur from period to period, with the result in each case being a material change in the financial statement presentation of our financial position or results of operations.

The SEC considers an accounting policy to be critical if it is important to a company’s financial condition and results of operations, and if it requires the exercise of significant judgment and the use of estimates on the part of management in its application. We believe the following to be our critical accounting policies because they are important to the presentation of our financial condition and results of operations, and require critical management judgment and estimates about matters that are uncertain:

•	allowance for doubtful accounts;

•	promotional material inventories;

•	income taxes; and

•	valuation of stock-based awards, warrants and derivatives in our own equity.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts at a level intended to absorb estimated probable losses inherent in customer accounts receivable, including accrued finance charges and fees as of the balance sheet date. We use our judgment to evaluate the adequacy of the allowance for doubtful accounts based on a variety of quantitative and qualitative risk considerations. Quantitative factors include, among other things, customer credit risk and aging of accounts receivable. Qualitative factors include, among other things, economic factors that have historically been leading indicators of future delinquency and losses such as national unemployment rates, changing trends in the financial obligations ratio published by the Federal Reserve and changes in the consumer price index. We segment customer accounts receivable into vintage pools based on date of account origination. Each vintage is further segmented into pools based on delinquency status as of the balance sheet date and risk profile. Our estimate of future losses is based on historical losses on receivables with a similar vintage, delinquency status, and risk profile, adjusted for current trends and changes in underwriting. Customer receivables are written off as of the statement cycle date following the passage of 180 days without receiving a qualifying payment. Accounts receivable relating to bankrupt or deceased account holders are written off as of the statement cycle date following the passage of 60 days after receipt of formal notification regardless of delinquency status. Recoveries of receivables previously written off are recorded when received.

Management believes the allowance for doubtful accounts is adequate to cover anticipated losses in our customer accounts receivable under current conditions; however, unexpected, significant deterioration in any of the factors mentioned above or in general economic conditions could materially change these expectations.

Promotional Material Inventories

Promotional material inventories includes raw materials, work in process, and name list costs associated with direct response advertising and premium (free gift) inventory. Production of direct response advertising includes the costs associated with photography, page design, development, separations, paper, printing, and postage. Direct response advertising costs are deferred and amortized over the period during which sales are expected to occur, generally three to five months. Premiums are expensed when shipped to the customer along with the product order.

Income Taxes

We recognize income taxes under the asset and liability method. As such, deferred taxes are based on the temporary differences, if any, between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts. The deferred taxes are determined using the enacted tax rates that are expected to apply when the temporary differences reverse. Income tax expense is the tax payable for the period plus the change during the period in deferred income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. We record a liability for unrecognized tax benefits from uncertain tax positions taken, or expected to be taken, in our tax returns.

Developing a provision for income taxes, including the effective tax rate and the analysis of potential tax exposure items, if any, requires significant judgment and expertise in federal and state income tax laws, regulations and strategies, including the determination of deferred tax assets. Our judgment and tax strategies are subject to audit by various taxing authorities. During 2010, the Internal Revenue Service completed its examination of the tax loss generated in 2008 that was carried back to our 2006 U.S. consolidated federal income tax return. With few exceptions, we are no longer subject to income tax examinations for years before 2006. While we believe we have provided adequately for our income tax liabilities in the consolidated financial statements, adverse determinations by these taxing authorities could have a material adverse effect on our consolidated financial condition, results of operations, and/or cash flows.

Valuation of Stock-Based Awards, Warrants and Derivatives in Our Own Equity

Stock-Based Compensation

Prior to February 4, 2006, we accounted for our stock options granted to employees using the intrinsic value method. The intrinsic value method requires a company to recognize compensation expense for stock options granted to employees based on any differences between the exercise price of the stock options granted and the fair value of the underlying common stock. Under the intrinsic value method, any compensation cost relating to stock options was recorded on the date of the grant in stockholders’ equity as deferred compensation and was thereafter amortized to expense over the vesting period of the grant. We did not recognize stock-based compensation for stock options granted to our employees prior to February 4, 2006 as we granted stock options with an exercise price equal to the fair value of the underlying common stock.

Effective February 4, 2006, we adopted the fair value method of accounting for our stock options granted to employees which requires us to measure the cost of employee services received in exchange for the stock options, based on the grant date fair value of the award. The fair value of the awards is estimated using the Black-Scholes-Merton (“BSM”) option-pricing model. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years.

We adopted the fair value method using the prospective transition method as we used the minimum value method for the previously required pro forma disclosures. The prospective transition method requires us to continue to apply the intrinsic value method in future periods to equity awards outstanding as of February 4, 2006. Under the prospective transition method, any compensation costs that will be recognized from February 4, 2006 will include only: (a) compensation cost for all stock-based awards granted prior to, but not yet vested as of December 31, 2005, based on the intrinsic value method; and (b) compensation cost for all stock-based awards granted or modified subsequent to December 31, 2005, net of estimated forfeitures, based on fair value. We amortize the fair value of our stock-based compensation for the equity awards granted after February 4, 2006 on an accelerated amortization basis. In accordance with the prospective transition method, results for prior periods were not restated.

Beginning on February 4, 2006, the fair value of each new employee option awarded was estimated on the grant date for the periods below using the BSM option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011

Expected volatility	33.8%	35.5%	30.0%	30.0%	36.4%
Expected term (years)	5.0	5.0	2.9	3.0	1.9
Risk-free interest rate	3.0%	1.8%	1.3%	1.4%	0.6%
Forfeiture rate	30.0%	30.0%	30.0%	30.0%	30.0%
Expected dividend yield	—	—	—	—	—

If in the future we determine that another method for calculating the fair value of our stock options is more reasonable, or if another method for calculating the above input assumptions is prescribed by authoritative guidance, the fair value calculated for our employee stock options could change significantly.

The BSM option-pricing model requires inputs such as the risk-free interest rate, expected term and expected volatility. Further, the forfeiture rate also affects the amount of aggregate compensation. These inputs are subjective and generally require significant judgment.

The expected volatility incorporates the historical volatility of stock prices of a public company peer group. The expected term represents the period stock-based awards are expected to be outstanding and were determined based on historical experience and anticipated future exercise patterns, considering the contractual terms of unexercised stock options. The risk-free interest rate is based on the implied yield of U.S. Treasury instruments whose maturities are similar to those of the expected term of the award being valued. The expected dividend yield was based on our expectation of not paying dividends on our common stock for the foreseeable future. The weighted-average grant date fair value per share of stock options granted to employees during 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, was $0.28, $0.03, $0.09, $0.08 and $1.02, respectively.

In addition to stock option expense, our stock-based compensation expense includes expense associated with awards of restricted common stock. We account for restricted share awards granted to employees based on the grant date fair value of the award. The resulting cost is recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period, which is generally four years.

We recorded stock-based compensation expense of $0.1 million, $0.3 million, $0.3 million, $0.2 million, and $0.2 million during 2008, 2009 and 2010, and the 26 weeks ended July 30, 2010 and July 29, 2011, respectively. As of January 28, 2011, and July 29, 2011, we had $0.4 million and $0.7 million of unrecognized stock-based compensation costs, net of estimated forfeitures, that is expected to be recognized over a weighted-average period of 1.6 and 2.1 years, respectively.

In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and non-employee directors.

Pre-IPO Common Stock Valuation

We have historically granted stock options with exercise prices equal to the fair value of our common stock as determined at the date of grant by our Board of Directors. The fair value of our common stock also impacts our expense recognition of restricted share awards. Because there has been no public market for our common stock, our board of directors has considered numerous objective and subjective factors in valuing our common stock in accordance with the guidance in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). These objective and subjective factors include the arm’s length, third party sales of our preferred stock, the relative liquidation and other preferences of our capital stock, actual and forecasted operating and financial performance, trends and risks in our industry, the lack of a public market for our common stock, the prospects for increased liquidity in our common stock through an initial public offering or otherwise, and valuation studies conducted contemporaneously as of each fiscal year end, as of May 15, 2008 and as of each quarter end beginning October 29, 2010.

In determining the fair value of our common stock at each valuation date, we used the market-comparable approach and income approach to estimate the aggregate enterprise value. We then allocated the derived enterprise value to the underlying classes of capital stock and embedded derivatives based on a probability weighted expected return model taking into consideration multiple scenarios involving a potential distribution event (such as an initial public offering or sale of the company) and the applicable liquidation preferences of the underlying classes of equity consistent with the Practice Aid. Because the relatively unique nature of our business model reduces the comparability of companies used in the market-comparable approach, we applied an approximately 30% weighting to that approach and an approximately 70% weighting to the income approach.

Under the market-comparable approach, the total enterprise value of the company is estimated by comparing our business to similar businesses whose securities are actively traded in public markets, or businesses that are involved in a public or private transaction. Prior transactions in our stock are also considered as part of the market approach methodology. We applied selected EBITDA valuation multiples derived from trading multiples of public companies that participate in the specialty retail and consumer finance industries to the equivalent financial metric of our business, giving consideration to differences between our company and similar companies for such factors as company size and growth prospects.

The income approach is a valuation technique that provides an estimation of the fair value of a business based on the cash flows that a business can be expected to generate over its remaining life. This approach begins with an estimation of the annual cash flows an investor would expect the subject business to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection periods are then converted to their present value equivalent using a rate of return appropriate for the risk of achieving the business’ projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual value of the business at the end of the discrete projection period to arrive at an estimate of the fair value of the business enterprise. We have applied discount rates that reflect the risks associated with our cash flow projections. Our discounted cash flow calculations are sensitive to highly subjective assumptions that we were required to make at each valuation date relating to appropriate discount rates.

We prepared a financial forecast for each valuation to be used in the computation of the enterprise value for both the market-comparable approach and the income approach. The financial forecasts took into account past experience and future expectations over a five-year period. There is inherent uncertainty in these estimates.

The following table summarizes, by fiscal quarter, the number of restricted shares and stock options granted since February 2, 2008 and the fair value of our common stock for each of these grants. For stock options, the per share exercise price equaled the fair value of our common stock for each of these grants.

			Common Stock
	Number of Common Shares		Fair Value per		Vesting
	Restricted	Stock	Share at Grant		Period
Fiscal Period of Grant	Shares	Options	Date		(Years)
2008 Quarter Ended
May 2	—	—
August 1	—	—
October 31	1,120,721	130,536	$0.85		4
January 30	16,372	11,616	0.85		4

Total 2008	1,137,093	142,152

2009 Quarter Ended
May 1	281,024	10,562	$0.09		4
July 31	333,839	7,393	0.09		4
October 30	77,845	7,393	0.09		4
January 29	54,927	6,337	0.09		4

Total 2009	747,635	31,685

2010 Quarter Ended
April 30	—	52,813	$0.38		4
July 30	—	155,971	0.38		4
October 29	—	—
January 28	108,005	23,235	1.04		4

Total 2010	108,005	232,019

2011 Quarter Ended
April 29	68,130	4,224	$5.12	*	4
July 29	—	—

Total 26 weeks ended July 29, 2011	68,130	4,224

*	Reflects the weighted-average common stock fair value per share at grant date. During this period, restricted share and stock option grants were made when the common stock fair value per share at grant date at the beginning of the period was $4.64 per share and at the end of the period was $5.96 per share.

Valuations that we have performed require significant use of estimates and assumptions. If different estimates and assumptions had been used, our common stock valuations could be significantly different and related stock-based compensation expense may be materially impacted.

The significant factors we believe contributed to changes in the fair value per share of our common stock as set forth in the table above include the following:

•	2008 and 2009 — Although we experienced improvements in net sales and Adjusted EBITDA in 2006 and 2007, we witnessed a notable deterioration in the credit performance of new customers as early as the fourth quarter of 2006. In response, beginning the fourth quarter of 2006 and throughout 2007, we substantially tightened our underwriting standards for new customers by placing a significant focus on attracting prospective customers we perceived as being a lower credit risk. Our financial forecast reflected this change in strategy along with several other factors including the impact of a weakening in consumer spending and a negative outlook for retail and consumer credit. Additionally, we anticipated increases in spending on several key operating initiatives, including database and website enhancements. As a result of these factors, we revised our forecasts downward. Furthermore, in May 2008, we refinanced our existing securitization facility with a new facility that had substantially higher funding costs and more restrictive covenants, and we also issued $56 million of Series B Preferred Stock to existing shareholders and management. Giving effect to these operational factors, the changes in capital structure and the trading multiples of our public comparables peer group at that time used in the market comparable methodology, we estimated the value of our company’s common stock at May 15, 2008 to be $0.85 per share.

As of January 30, 2009, we estimated the company’s common stock value had decreased to $0.09 per share. This decrease primarily reflected our 2008 performance, as net sales decreased 6% and Adjusted EBITDA decreased 22% from the prior year. The net sales decrease was primarily due to our change in new customer acquisition underwriting strategy, while Adjusted EBITDA was lower due to lower sales and higher general and administrative expenses. Our stock value was further impacted by our negative performance outlook for 2009 and beyond due to continued poor market conditions in the retail industry, an adverse macroeconomic climate and an ongoing disruption in the capital markets, which made the prospect of obtaining additional financing to grow sales highly unlikely. Additionally, the trading multiples of our public comparables peer group had declined.

During 2009, the financial performance of the company began to stabilize. Our change in marketing strategy to focus on prospective customers we perceived as being lower risk, coupled with account management strategies for existing customers, began to improve the credit quality of our accounts receivable portfolio. Net sales increased 3.5% over 2008 and credit portfolio performance helped contribute to an increase in Adjusted EBITDA of 56% over 2008. Also, in the latter part of 2009, the economy began to improve and the debt financing markets started to recover, with banks beginning to show interest in lending to smaller privately held companies such as us. Fourth quarter 2009 net sales increased 8.3% over the prior year driven by strong holiday season net sales. At the end of 2009, we believed the holiday season performance and the improving retail credit environment would support a return to more significant growth in new customer credit accounts and credit line increases for existing customers, as well as access to increased debt financing. This improved outlook along with a recovery in the trading multiples of our public comparables peer group contributed to an increase in the company’s estimated common stock value to $0.38 per share at January 29, 2010. Substantially all of the improvement in net sales occurred in the fourth quarter of 2009. Among other things, in the absence of this meaningful and demonstrable improvement of net sales and outlook, we did not believe a change in valuation of our common stock from January 30, 2009 was warranted at the time of stock awards made during 2009.

•	2010 and 2011 — Our estimate of our common stock fair value in the periods ended April 30, 2010 and July 30, 2010 did not change from our January 29, 2010 valuation. While our net sales for the first six months of 2010 increased 14% over the previous year, our Adjusted EBITDA decreased 9.9%. Therefore, we concluded no change in our 2010 outlook or valuation was warranted during this time period.

In August 2010, we entered into a new three-year A/R Credit Facility with improved terms compared to our Senior Secured Revolving Credit Facility. These improved terms included an $85 million increase in borrowing capacity, lower interest cost, no equity warrants given to the lenders, less restrictive receivable portfolio covenants, and lower restricted cash requirements. This new financing significantly improved our ability to achieve increased sales and Adjusted EBITDA.

Our estimate of the company’s common stock fair value increased to $1.04 per share as of October 29, 2010, reflecting increased net sales of 14.2% and increased Adjusted EBITDA of 19% for the 39 weeks ended October 29, 2010, compared to the 39 weeks ended October 30, 2009, an improving 2010 outlook based upon our performance for the first 39 weeks of the year and an improved ability to achieve the increased net sales and Adjusted EBITDA performance reflected in our forecasts resulting from the new financing.

During the fourth quarter of 2010, we saw continued improvement in our financial performance. Full year 2010 net sales increased 19% and Adjusted EBITDA increased 23% over 2009. Our 2010 financial performance, improved performance outlook for 2011 and beyond, and our initiation of the initial public offering process, including our selection of lead underwriters and the anticipated filing in 2011 of the registration statement of which this prospectus forms a part, contributed to an increase in our estimated common stock value at January 28, 2011 to $4.64 per share.

Our estimated common stock value at April 29, 2011 increased to $5.96 per share, reflecting continued strong year-over-year performance as first quarter 2011 net sales and Adjusted EBITDA increased 14% and 42% over 2010, respectively, an improving 2011 outlook and the filing of our registration statement on April 21, 2011.

•	In valuing our common equity during these periods, we gave effect to the significant liquidation preferences attributable to the outstanding preferred stock, which included accruing cumulative dividends payable on liquidation or conversion that continued to increase in amount, as well as, where appropriate, to the contingent fee arrangement with the lenders in the Senior Secured Revolving Credit Facility that could result in a cash fee payment that varies based on the timing and implied enterprise value relating to certain events involving a defined liquidation, sale or initial public offering. Until January 28, 2011, our common stock valuations during these periods also included a lack of marketability discount of 20% due to our private company status and the uncertain prospects for a liquidity event such as an initial public offering that would have eliminated these restrictions on marketability. As of January 28, 2011 and thereafter, we reduced the marketability discount to 15% reflecting our progress toward an initial public offering, but in a context of continued uncertainty about the company’s timing or prospects for successfully consummating an initial public offering in 2011.

Warrants

As of July 29, 2011, we had outstanding warrants to purchase shares of our preferred and common stock as follows:

			Warrant Fair	Number of Warrants Outstanding
			Value per	Series A
		Exercise	Share at Grant	Preferred	Common
Issue Date	Expiration Date	Price	Date	Stock	Stock

February 24, 2004	June 21, 2012	$0.95	$0.95		334,732
November 1, 2004	June 21, 2012	0.95	0.95		15,075
March 24, 2006	March 23, 2016	0.01	0.10	41,742,458	—
May 15, 2008	May 15, 2018	0.95	0.00		2,282,099

				41,742,458	2,631,906

We issued the warrants to purchase our Series A Preferred Stock in connection with the issuance of the Senior Subordinated Secured Notes. In May 2008, we issued warrants to purchase shares of our common stock to the lenders in connection with the closing of the Senior Secured Revolving Credit Facility. The warrants are exercisable at any time prior to expiration.

We have estimated the fair value of our warrants at the date of issuance using a BSM option-pricing model which used several assumptions that are subject to significant management judgment, as is the case for stock-based compensation discussed above. We valued the March 2006 Series A Preferred Stock warrants at $0.10 per share, or $4.2 million, and have accounted for the value of such warrants as a discount to the face amount of the Subordinated Notes that is amortized on a straight-line basis to interest expense over the seven-year term of the Subordinated Notes. We valued the May 2008 common stock warrants at the date of issuance and assigned a zero value.

Estimation of Fair Value of Derivatives in Our Own Equity

We have certain derivatives in our own equity that are required to be accounted for at each balance sheet date with changes in value between reporting dates being recorded in our consolidated statement of operations. Our derivatives in our own equity include conversion features embedded in our Series A Preferred Stock and Series B Preferred Stock, certain of our common stock warrants that contain put rights and/or have specified down-round financing anti-dilution features, and a contingent fee agreement with one of our warrant holders that requires a cash payment between zero and $28.9 million, depending on the total value of the company at the time of a qualified transaction.

To estimate the fair value of our derivative liabilities, we estimate the company’s enterprise value using a combination of a market multiple approach and an income approach (discounted free cash flows) following the guidelines set forth in the Practice Aid. The equity value is then allocated to the underlying classes of equity and embedded derivatives based on a probability weighted expected return model taking into consideration the liquidation preferences of the underlying classes of equity consistent with the Practice Aid.

There is inherent uncertainty in these estimates, and if we had made different assumptions, the amount of our loss from derivatives in our own equity, net income (loss) and net income (loss) per share amounts could have been significantly different. Volatility in future net income (loss) and net income (loss) per share could result from changes in our estimates of our derivative liabilities and the resulting gain (loss) from derivatives in our own equity.

BUSINESS

Company Overview

We are a leading national multi-brand, multi-channel retailer of a broad selection of name brand and private label general merchandise. We sell a range of life’s necessities and luxuries through our Fingerhut and Gettington.com brands to what we believe is an underserved population of low to middle income consumers who primarily rely on the credit products we offer to pay for their purchases over time. We estimate that our target customer demographic represents approximately 100 million consumers, or approximately one-third of the U.S. population. Very few retailers today combine the sale of general merchandise with customized credit products, particularly with respect to low to middle income consumers. We believe that the breadth of the merchandise and the flexibility and convenience of the credit products we offer, combined with our high level of customer service, create value for our customers and promote loyalty, as demonstrated by our high customer repurchase rate of approximately 57% during 2010.

We market our products to our existing and prospective customers through multi-channel marketing strategies and proprietary targeted marketing and credit decision-making tools. We use an extensive collection of customer data from both internal and external sources and a proprietary marketing response scoring algorithm to determine a customer’s likelihood to buy our products. We also use a credit scoring algorithm to determine a customer’s willingness and ability to pay. By applying internally developed credit decision-making tools supported by historical customer purchase and payment performance, we are able to target customers with relevant offers structured to optimize sales and profitability. Our sophisticated approach to targeted marketing and credit decision-making allows us to drive profitability by balancing marketing costs and credit risk while driving revenue growth.

The Fingerhut brand has provided customers with extensive branded, non-branded and private label general merchandise selections, and monthly payment plans, for over 60 years. Historically, catalogs have been the primary source of orders for Fingerhut, although customers are increasingly making purchases online. We launched Gettington.com in 2009 as an alternative e-commerce brand targeting a slightly younger, more e-commerce focused customer. Overall, online orders accounted for 44% of our total orders during 2010, compared to 25% in 2005.

Our merchandise offerings consist of over 30,000 active stock keeping units, or SKUs. We offer hundreds of well recognized name brands, including Columbia, Dyson, Fisher-Price, KitchenAid, Skechers and Sony. In addition, we provide our customers with targeted, high quality private label offerings under our owned brands, including Chef’s Mark, LifeMax, Master Craft, McLeland Designs, Outdoor Spirit and Super Chef. We continuously tailor our merchandise to combine new products with trusted favorites across three key product categories:

•	Home — including housewares, bed and bath, lawn and garden, home furnishings and hardware;

•	Entertainment — including electronics, video games, toys and sporting goods; and

•	Fashion — including apparel, footwear, cosmetics, fragrances and jewelry.

In 2010, we had net sales of $521 million versus $438 million in 2009, an increase of 19%. Our Adjusted EBITDA grew 23% over the same period, from $64 million to $78 million. Net income before loss from derivatives in our own equity grew 34%, from $16 million to $21 million, while GAAP net income declined from $9.2 million in fiscal 2009 to a loss of $11.5 million in fiscal 2010, due to increases in the value of the conversion feature of our preferred stock and the value of our common stock warrants. Additionally, new customer acquisitions increased over that same period from 439,000 to 599,000, a 36% increase, and average order size grew 8%, from $166 to $180. For a discussion of Adjusted EBITDA and net income before loss from derivatives in our own equity, and reconciliations to net income, see notes (i) and (j) to “Selected Consolidated Financial and Other Data.”

Our History

Founded in 1948, the Fingerhut brand stands for offering customers an extensive assortment of high quality general merchandise and flexible monthly payment plans.

Our company, Bluestem Brands, Inc., formerly named Fingerhut Direct Marketing, Inc., was established in 2002 when we acquired certain assets of Fingerhut Companies, Inc. from FAC Acquisition LLC, which had acquired the assets from Federated Department Stores, Inc. The assets we acquired primarily included inventory and intellectual property. In the transaction, FAC Acquisition LLC, an entity 50% owned by Thomas Petters, received substantially all of our capital stock. In February of 2004, Brookside Capital Investors, L.P., funds affiliated with Bain Capital, and funds affiliated with Battery Ventures, our current primary equity sponsors, made the first of their investments in us, and at that time the ownership interest of Thomas Petters and his affiliates in our company was reduced to a minority position. Brookside Capital Investors, L.P., funds affiliated with Bain Capital, and funds affiliated with Battery Ventures control approximately 49% of our fully diluted shares immediately prior to this offering.

In 2002, we established the company and revived the Fingerhut brand, which had been dormant for eight months, and undertook a series of strategic initiatives designed to build our business and position us for future growth. These initiatives and certain financial milestones include:

2002-2004	Our new management team, including Brian Smith, our Chairman and Chief Executive Officer, moved quickly to build essential infrastructure and acquire a new customer base by targeting historical Fingerhut brand purchasers and generating enough revenue to support operations. Management also moved the company towards a multi-channel, web-enabled model.

We achieved $135 million of net sales in 2003, our first full year of operations.

We reached breakeven Adjusted EBITDA in 2004.

2005-2007	We introduced a new marketing strategy of extending pre-approved credit offers to new prospects, accelerating growth in customers and revenue.

We became net income positive in 2006.

2009	We launched the Gettington.com brand as an alternative e-commerce platform targeting a slightly younger, more e-commerce focused customer.

2010	We changed our name to Bluestem Brands, Inc. to reflect our transition to a multi-branded company.

We introduced Fingerhut FreshStart, a new installment credit product designed for customers unable to qualify for the revolving credit products we offer.

We launched the “360 Degree” Spanish language initiative including catalogs, credit documentation, and website that is fully translated in Spanish in an effort to improve our marketing to this customer demographic.

We achieved $521 million of net sales in 2010.

Industry Overview

We participate in the general merchandise segment of the retailing industry and sell through complementary catalog and e-commerce channels. As the online channel becomes a larger portion of our business we will increasingly benefit from the growth of the e-commerce market.

General Merchandise

General merchandise is a well-established and growing segment of the overall retail industry. The general merchandise segment is highly fragmented, and consumer demand for general merchandise has grown substantially over the last decade, as evidenced by the increase in the number of general mass merchants, smaller value-priced chains, warehouse/club stores, specialty retailers, close-out retailers and dollar stores. According to the U.S. Census Bureau, this segment generated $610.3 billion of sales in 2010, representing a 2.9% compounded annual growth rate from $527.9 billion of sales in 2005.

Catalog

The catalog retailing industry, as defined by IBISWorld, consists of retail goods purchased via mail order, catalog, or other media channels. Catalog retailing has distinct advantages over other marketing tools in acquiring and retaining customers. For example, certain consumers prefer to shop via catalog and order by phone because they prefer assistance to complete a major purchase. In addition, catalogs allow retailers to reach consumers who do not have access to the Internet. According to the January 2011 IBISWorld report, “Mail Order in the U.S.,” the catalog segment generated $132.7 billion of U.S. sales in 2010.

E-commerce

The Internet’s development into a significant global medium for communication, content and commerce provides companies with new opportunities to streamline their supply chain while improving the shopping experience for consumers. The online channel provides a number of distinct advantages to retailers, including the ability to efficiently target and reach a large and geographically dispersed group of customers. E-commerce retailers can quickly react to changing consumer tastes and preferences by efficiently adjusting their featured selections, editorial content, shopping interfaces, pricing and visual presentations.

According to the February 2011 Forrester Research report, “U.S. Online Retail Forecast, 2010 to 2015,” U.S. online retail sales were $176.2 billion in 2010 and are expected to grow to $278.9 billion in 2015, representing a 9.6% compounded annual growth rate. In addition, Forrester predicts that online retail sales will grow from 8% of total retail sales in 2010 to 11% of total retail sales by 2015.

Our Target Market

Our target market is the low to middle income consumer that is credit constrained. We target consumers with FICO scores between 500 and 700 who we believe will be responsive to our merchandise and credit product offerings. Based on an Equifax report provided in March 2011, the estimated size of the U.S. population with FICO scores between 500 and 700 was approximately 100 million. Within this group, we target a subset of low to middle income consumers, which we define as those with an annual household income below $75,000. Consumers with household incomes below $75,000 represented approximately 68% of all U.S. consumers in 2009, according to the U.S. Census Bureau. We believe the low to middle income consumer typically does not have access to the same quality of credit as consumers with higher incomes. As such, this subset of the population faces challenges when purchasing many of the consumer goods they want since few retailers have the expertise to offer credit to, or adequately service, this population.

Our Competitive Strengths

We believe we have a number of competitive strengths that distinguish us from our competitors and that are key to our continuing success. These include:

Highly Recognized Brand with Significant Customer Loyalty

Since its founding in 1948, the Fingerhut brand has offered a broad selection of general merchandise to low to middle income consumers seeking the flexibility of paying over time. By consistently marketing our distinct combination of leading general merchandise brands with credit offers to this large pool of potential customers, Fingerhut has become a highly recognized brand garnering significant customer loyalty. We believe our focus on providing timely, relevant offers using our targeted marketing capabilities, a user-friendly customer order process and our transparent credit offers instills trust and helps build positive customer relationships that drive repeat purchases. Customers with positive repayment histories are rewarded with targeted promotions and increased credit limits. We believe our customer loyalty is demonstrated by our high customer repurchase rate of approximately 57% during 2010.

Expertise in Serving a Niche Customer Segment

We have developed significant expertise in serving low to middle income credit constrained consumers by exclusively focusing on the specific needs of this customer segment. We believe we have a deep understanding of our customers’ merchandise preferences, and utilize our extensive marketing experience to develop a tailored message to attract their attention. Our customer service representatives have extensive experience addressing the unique issues and concerns of this customer segment and educating them on credit. For example, we use various credit instruction tools to educate our customers on ways to build and maintain good credit.

Integrated and Differentiated Business Model

We have created a differentiated business model by utilizing the combination of our direct marketing and credit decision-making expertise to offer integrated general merchandise and credit products across multiple platforms. As a result, we are able to successfully service a large customer segment that many other retailers do not have the expertise to target. Although other companies with whom we compete may possess high degrees of expertise in the merchandising, marketing or credit decision-making functions, we believe few companies integrate these functions as well as we do or with the same level of success in the low to middle income demographic. For example, some retailers have substantial product and merchandising expertise, but do not possess the credit expertise to serve low to middle income consumers. Other companies possess expertise that enables them to market credit to individuals with similar credit profiles as those of our customers, but do not do so in the context of Internet and catalog retailing.

Sophisticated, Proprietary Marketing and Credit Decision-Making Technologies

We have developed sophisticated prospect and customer databases that support our ability to successfully offer financing through the Credit Issuers to low to middle income, credit constrained consumers. Our proprietary prospect database contains purchase and payment histories on over 90 million consumers. Through investments in our prospect database, targeted marketing and credit decision-making tools, we have been able to significantly decrease the time between identifying a prospective customer and marketing to that customer. Additionally, we have developed sophisticated models to generate proprietary credit and targeted marketing scores for current and prospective customers. Our technology and processes enable us to make credit decisions utilizing the latest customer behavior information, and allow us to make real time underwriting decisions, on behalf of the Credit Issuers, at the point of sale. By creating these proprietary models, analyzing multiple data sources and building a robust technology infrastructure, we believe we acquire, convert and retain customers in an efficient and cost effective manner while maintaining a high level of risk management. We believe our sophisticated and disciplined approach to managing credit supported the performance of our credit portfolio during the recent recession.

Established Multi-Channel Platform

Historically, the success of the Fingerhut brand has been largely associated with the strength of our catalog direct marketing expertise and the mail and phone order channels. In recent years we have created and developed Internet marketing strategies and web order channels in order to capitalize on the growing e-commerce market. For example, since 2008, we have made upgrades to our website, including the use of video, chat, ratings and reviews and interactive games. Our online customer orders have increased from 25% of total orders placed in 2005 to 44% in 2010, and the number of unique visits to our websites based on tracking of cookies has increased from 5.3 million in 2005 to 13.9 million in 2010. Our internal data indicate that our catalogs reinforce our Internet marketing channels, as many customers respond to our catalogs by shopping and ordering merchandise on the Fingerhut.com and Gettington.com websites. Our growing Internet presence has reduced, and we believe will continue to reduce, both the costs of marketing to existing customers and acquiring new customers and will increase sales by utilizing tools such as display advertising, Internet search and affiliate marketing.

Highly Experienced Management Team

Our business requires expertise across a diverse array of specialties, including direct to consumer marketing, merchandising, credit management, distribution and logistics and technology. We believe that the breadth and experience of our executive team is extremely valuable in driving the success of our multi-faceted business. Our executive team members have prior experience with large organizations and collectively have significant analytical experience as it pertains to running retail and credit businesses. Our executive officers have an average of 22 years of experience with leading companies across relevant areas; these companies include Kohl’s, T-Mobile, US Bancorp, Capital One, General Electric, Metris Companies, Compaq/HP, PayPal, Target and American Express.

Our Growth Strategy

We aspire to be the dominant direct to consumer retailer for low to middle income consumers by enabling them to buy the necessities and luxuries they want now and pay over time. We expect to grow our sales and profits through a multi-pronged approach that leverages our expertise in serving our target market of approximately 100 million consumers. Key elements of our growth strategy include:

Increasing Penetration with Existing and Prospective Customers

Our competencies across direct marketing, merchandising and credit enable us to reach prospective customers and grow our relationships with existing customers to drive future growth. We continue to identify new data sources to expand and enhance our proprietary database allowing us to better identify prospective customers that can benefit from our value proposition. We update and test our marketing materials and messages to continually improve our advertising effectiveness and increase sales. We believe our focus on continually refreshing our merchandise offerings also attracts new customers and drives repeat existing customer purchases. For example, we offered over 1,000 new products in the 2010 Holiday Big Book catalog. Additionally, we actively manage and evaluate our credit portfolio in order to allow us to quickly identify and reward customers with positive payment histories with progressively higher credit line extensions consistent with each customer’s debt service capabilities. These credit line extensions provide us with the opportunity to sell more merchandise, increase average order size and increase the number of units per order. We will continue to actively evaluate additional avenues for attracting new customers and increasing sales to our existing customers.

Increasing Internet Penetration

Our Internet marketing efforts allow us to reach existing and prospective customers in a cost effective manner. We utilize a highly flexible web platform that allows us to quickly respond to consumer preferences in order to provide our customers with a positive purchasing experience, including real time chat capabilities, ask-and-answer functionality, and streamlined user ratings and reviews. As our current catalog customers become increasingly comfortable shopping online, we expect to continue to evolve into a more web-centric model and realize cost savings through a reduction in catalogs and other print marketing materials. We have seen our unique website visits rise from 5.3 million in 2005 to 13.9 million in 2010, representing a 21.3% compounded annual growth rate. Since 2008, we have consistently been ranked as a top 100 Internet retailer based on online sales by “Internet Retailer.”

Expanding Our Demographic Reach

We are committed to expanding our reach to prospective customers across various demographics who we believe will benefit from our merchandise and credit offerings. As an example, we have developed robust marketing and servicing capabilities targeting the Spanish speaking sub-population of our target market. The U.S. Census Bureau reported that in 2010, Hispanics in the U.S. comprised 1 in 6 of the total population, and accounted for over 50% of the overall population growth from 2000 to 2010. In April 2010, Fingerhut launched a “360 Degree” Spanish language initiative with tools to engage existing customers and facilitate new customer acquisition. We now offer catalogs, credit and other support documentation, and a website that is fully translated in Spanish. Bilingual customer service personnel are also available to process orders and undertake credit and collection functions. To support the launch of our Spanish language initiative, we have expanded our marketing venues to include radio advertising, a channel we have not traditionally utilized. We will continue to explore other demographics within our target market and intend to leverage our platform to promote our products to select groups.

Growing Gettington.com and Continuing to Introduce New Concepts

In 2009 we launched Gettington.com as a complementary brand to the Fingerhut brand under the Bluestem Brands umbrella, targeting a slightly younger, more e-commerce focused customer. The Gettington.com customer possesses a higher average credit score than the typical Fingerhut customer and seeks a wide assortment of on-trend brands and items. Gettington.com offers more competitive price points and credit options than the Fingerhut brand, which makes it more appealing to this customer segment. We leveraged our technological capabilities, targeted marketing capabilities, credit decision-making tools and proprietary databases to successfully develop this new brand. Going forward, we intend to introduce additional new concepts that target low to middle income consumers utilizing our existing infrastructure, business intelligence and technological capabilities. We have plans, for example, to begin offering in 2011, initially in a limited number of states, our products for purchase through payroll deduction to employees of businesses that agree to include that service as part of a broader employee benefit offering.

Introducing New Credit Offerings

We intend to continue to develop new credit products with the goal of capturing additional consumer segments while further solidifying relationships with existing customers. As a recent example, we introduced Fingerhut FreshStart in 2010, which is designed to offer customers, otherwise unable to qualify for revolving credit, the alternative of purchasing merchandise on installment credit terms. A modest down payment of $30 demonstrates the customer’s intention to repay the loan while reducing our credit risk. Fingerhut FreshStart customers who meet their debt repayment obligations qualify for revolving credit access. This allows us to approve significantly more prospective customers that would have been otherwise declined prior to the introduction of the program. In addition, our Gettington.com brand offers three different payment options. These options provide Gettington.com customers with payment flexibility and fulfill different customer preferences and budget requirements. We believe that these and other new financing options that we may introduce will drive sales and profitable growth as well as enhance customer loyalty, while retaining acceptable risk profiles.

Marketing

Our overall marketing model is based on targeted marketing with relevant, continually refreshed messages across multiple channels utilizing emails, online display, search, catalogs and telemarketing. The message communicated is one of high quality, relevant merchandise coupled with ready availability to reasonable credit through the Credit Issuers.

Fingerhut

The Fingerhut brand has delivered shop-at-home convenience and a wide selection of merchandise to customers across the U.S. for over 60 years. The brand generally targets consumers with FICO scores ranging from 500 to 660 and provides these consumers with the flexibility to pay for their purchases over time via manageable monthly payments. Our marketing emphasizes the depth and quality of our product offerings, currently exceeding 30,000 discrete SKUs, and capitalizes on a large array of highly visible and recognizable brand names. We also highlight our 24/7 shop-at-home convenience in our marketing efforts, including live customer contact at all hours.

Marketing messages also emphasize credit availability through the Credit Issuers. Fingerhut customers typically finance their purchases using revolving credit offered through and extended by the Credit Issuers, representing approximately 95% of our sales. Customers are willing to pay premium pricing in return for access to financing and an opportunity to get the goods they want at the time of purchase while they build, or rebuild, their credit. The Fingerhut customer tends to respond well to a marketing approach that results in a feeling that “Fingerhut takes care of me,” and has a primary focus on the monthly payment associated with purchases. We remind customers of upcoming payment obligations and provide them with training tools on how to strengthen their credit ratings.

Gettington.com

Gettington.com is our new online brand launched in September 2009. The brand is generally positioned to target consumers with FICO scores ranging from 590 to 700 and offers a wide assortment of merchandise and recognized brand names with a focus on the online shopping experience. Because of the higher credit scores and competitive nature of online shopping, Gettington.com’s merchandise pricing strategies are driven more by market retail pricing than the Fingerhut brand. We believe that this positioning will attract a budget conscious online shopper looking for choice and value.

Marketing for the Gettington.com brand highlights three ways to pay for merchandise purchased through Gettington.com, which we believe accommodates different customer preferences and budgets. The Pay Now option entails payment at the point of sale with credit cards. The FAST Option is a four payment credit product. The final alternative, the EASY Option, is most like our traditional Fingerhut credit option, with up to 24 months to pay.

The initial Gettington.com marketing contact with new customers is primarily through catalog marketing. Once customer accounts are established, marketing is predominately online. All existing Gettington.com consumers have valid email addresses and we regularly communicate pertinent and relevant marketing messages to them via email. The Gettington.com website is the primary portal for customers to place orders, and is available 24/7.

New Customer Acquisition

Both the Fingerhut and Gettington.com brands are customer acquisition businesses that depend upon repeat business to drive profitability. We maintain a prospect database of approximately 90 million individuals. The information used to create this database is obtained from credit bureaus, shared lists, cooperative databases and vertical lists that augment our internal records. Our prospect database is updated monthly and uses proprietary matching technology to link disparate sources of data. We use this database as the foundation for marketing campaigns to addressable prospective consumers.

Addressable Marketing

We solicit customers directly either by catalog mailed to the home or by email. We use proprietary response and credit models to identify prospective customers that are most likely to result in long term and profitable purchasing relationships with us. Proprietary response models are then used to further segment prospects by their expected responsiveness to our product offerings. In cases where prospects are expected to be profitable, the Credit Issuers provide credit offers to our customers. The Credit Issuers offer a maximum initial credit limit of up to $800 for first time Fingerhut customers, or up to $170 for Fingerhut FreshStart customers, and up to $1,000 for Gettington.com customers. Long term customer profitability is determined by customer responsiveness to marketing, order frequency over time, average order size, the costs of goods sold, variable operating costs and costs associated with the credit offer. We drive customer responsiveness through the quality merchandise we offer, targeted promotions, and the availability of credit through the Credit Issuers that takes into consideration risk associated with the customer’s ability to pay.

Broad Based Marketing

In addition to solicitations targeted at specific individual prospects, we also use broad based media to create interest in our proposition and drive traffic to our websites where consumers may apply for an account. We use strategies such as Internet display advertising, search, comparison shopping engines and affiliate business partnerships with online marketers to generate interest in our brands. Once a prospect responds and applies for an account, the same proprietary risk modeling is used as with addressable solicitations to determine whether the application is approved and the initial credit line. Given the low marketing costs associated with broad based campaigns, a key determinant of our success is the speed, efficiency and predictive nature of the credit approval process. We anticipate that our credit approval rates through this channel will increase as the Fingerhut FreshStart program participation grows and our technological ability to match credit offers to customer needs is enhanced.

The table below sets forth our new customer accounts, which we define to be customers who made their initial order using our credit offerings, and the marketing method used to acquire those new customer accounts during each of the periods indicated.

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011

Addressable Marketing	389,227	387,711	472,649	178,882	247,397
Broad Based Marketing	40,338	51,136	126,437	36,095	59,703

Total	429,565	438,847	599,086	214,977	307,100

Customer Retention

From our initial contact with our prospective customers onward, we collect data that helps serve them and facilitates repeat business, all the while assisting us in generating net sales and enhancing profitability. We are also able to leverage this data with information received from third parties to acquire additional account prospects. We have gathered a comprehensive database of customer information that is regularly supplemented with data from external data providers. This information allows us to evaluate individual customer profitability and to predict customer response to our various promotions. We have been successful in identifying and developing loyal customers that rely on lending from the Credit Issuers. These are individuals with an affinity for purchasing the types of household and personal items that we offer and who exhibit characteristics that lead them to honor their credit obligations. Repeat customers are offered up to six months deferred payment terms on purchases through our Credit Issuers’ programs.

Customer relationship management and customer retention are critical to our success. We seek to convert each new customer into a repeat purchaser and develop a long term and profitable relationship. Sales to active customers are critically important to our profitability, offsetting the costs of acquiring new customers, credit review cycle analysis, and new account set-up processing. We believe our customer loyalty is demonstrated by our high customer repurchase rate of approximately 57% during 2010. Our repurchase rate is calculated as the percentage of customers that were considered active 12 months prior to the balance sheet date and that made a purchase during the 12 month period preceding the balance sheet date. We consider a customer to be active if the customer has made at least one purchase using a credit account within the previous 12 months and has made at least one payment on that credit account since the account was opened.

Credit

We view the extension of credit by the Credit Issuers to our customers as a critical component of our retail business strategy. The manner in which credit is extended by the Credit Issuers and managed enables us to increase retail sales and overall Contribution Margin, a key driver of profitability. Our agreements with both Credit Issuers require us to purchase all receivables generated from our customer sales.

We have traditionally appealed to credit constrained low to middle income consumers. We believe that extension of credit to this population generates loyalty and a compelling value proposition to the customer. We also believe that well designed and properly managed credit solutions for this customer population, combined with appropriate merchandise offers, fill a need for our customers and result in profitable opportunities for us.

Fingerhut customers may be offered one of two credit products. The standard Fingerhut credit account is a revolving line that bears interest at a non-variable 24.9% annual percentage rate, or APR.

Customers that are not approved for the standard Fingerhut credit account may be offered the Fingerhut FreshStart credit account, which is a closed-end installment loan product that requires a $30 down payment, with the remaining amount of any purchase payable in six equal monthly installments with interest at a non-variable 24.9% APR. The Gettington.com credit account is a revolving line that offers two payment options: either four monthly payments with interest at a non-variable 14.9% APR, or an extended payment term of up to 24 months with interest at a non-variable 19.9% APR. For all of the Fingerhut and Gettington.com credit products, late fees and return payment fees are the lesser of (i) the minimum payment due or (ii) an amount up to $30, depending on the customer’s payment history. There is no penalty pricing, and we do not charge over-limit, loan application or annual account fees on any of the credit products.

The terms of the credit products are designed to allow rapid collection of the outstanding principal debt, while sparing consumers the burden of loan origination or annual account fees. The credit offers that we communicate on behalf of the Credit Issuers are designed to be fair and transparent, driving customer loyalty and encouraging repeat purchase behavior. Reasonable hardship accommodations and payment flexibility will be considered for customers having difficulty in servicing their debt.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Customer Accounts Receivable Asset Quality and Management” for a discussion of the performance of our receivables portfolio and additional information on our customer accounts.

Underwriting

Information in our prospect database and data from credit bureaus and other third party sources is used to provide credit to customers using criteria developed in conjunction with, and determined by, the Credit Issuers. The credit offers are subject to strict credit policies that target acceptable levels of performance in the credit portfolio. Our fully automated loan origination platform, sophisticated proprietary credit scoring models and customer segmentation provide key points of differentiation for us relative to other retailers. External credit bureau information is used to judge the customer’s likely repayment performance. This data allows for targeted customer offers structured to achieve acceptable levels of sales and profitability.

Account Management

We take a complete lifecycle account management approach, balancing risk versus reward as we seek not only profitable, but sustainable growth. Our experience indicates that active and constructive account management reduces the likelihood that customers will become discouraged and nonresponsive to payment demands. When customers initially fail to pay, many issuers of traditional credit products immediately revert to collections mode. We use credit management and credit education wherever possible to return accounts to a performing level, retaining and strengthening customer relationships for the long term.

Our account management practices are characterized by the following:

•	Low and Grow Line Management: Our credit philosophy involves starting new customers with low credit lines of $330 on average for Fingerhut customers, or $140 on average for Fingerhut FreshStart customers, and $600 on average for Gettington.com customers during 2010. Subsequent line increases are also low, typically $200 for the first increase and $260 for the second increase, and generally occur at six month intervals with demonstrated account performance. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Credit Limits and Account Balance Ranges.”

•	Integrate Customer Basket with Customer Credit Profile: For point of sale authorizations via the Internet or telephone orders, our models integrate information about both customer credit profile and product margins of the merchandise in an attempt to make profitable real-time decisions.

•	Educate our Customers: We proactively educate our customers about the importance of maintaining good credit through various credit education tools, including how to read your statement brochures, online credit education and credit tips within each catalog to improve and build credit.

•	Reward Good Performance: We reward customers with good credit payment history through a variety of credit and merchandise enticements. Proactive credit line increase programs, deferred payment promotions, free shipping, dollar or percentage-off discounts and free gifts are some of the offers we use to retain good customers.

•	Mitigate the Risk: We utilize credit line decrease strategies at point of sale, as well as proactive offline reductions and closures, to minimize the impact of high risk accounts with significant balance at risk.

Collection and Recoveries

The strategies employed in our collection efforts are forward looking and focused on customer rehabilitation and retention. Our debt collection practices are designed to address adverse account developments earlier than other businesses would deem accounts seriously delinquent. For purposes of collection follow-up, accounts are classified as delinquent when a single minimum payment is not received by the payment due date. Internal or third party collectors are employed at each stage of delinquency. All delinquent accounts enter collections no later than 15 days following missed payments.

New customer accounts, as well as those that we deem at higher risk of default, are closely monitored. We initiate contact with these customers 10 days prior to the payment due dates to remind them of their upcoming payment obligations. Other accounts are segregated by their propensity to pay and collection efforts are tailored to address particular customer performance attributes. This approach allows us to focus resources where they are most productive. Low risk customers are serviced with the least intrusive collection efforts, while high risk accounts receive the greatest attention.

The company utilizes a variety of communications channels to reach account holders, ranging from telephone contact to email follow up, self service via our website to statement letters and debt collection correspondence. The use of both internal teams and outsourced agencies allows us to penetrate our delinquent account base in the most efficient manner possible. Additionally, technology is utilized to coordinate the scheduling of collection activities and lend continuity to the dialogue with customers. If, notwithstanding our best collection efforts, accounts are more than 180 days delinquent, we may place them with outside collection agencies or sell the accounts receivable.

Credit Issuers

In order to provide customers with access to credit, we have entered into agreements with third party financial institutions. Our current Credit Issuers are WebBank and MetaBank for credit issued to Gettington.com and Fingerhut customers, respectively. The agreements with WebBank and MetaBank were amended and restated most recently in August 2010. WebBank is a Utah-chartered industrial bank with deposits insured by the Federal Deposit Insurance Corporation, or FDIC. MetaBank is a federally-chartered savings bank with deposits insured by the FDIC. Our agreements with WebBank and MetaBank have initial terms ending in August 2013 and January 2015, respectively, with automatic renewal for successive additional one year terms unless either party provides notice of non-renewal to the other. We have also entered into back-up agreements with each Credit Issuer, whereby WebBank serves as a back-up provider for the Fingerhut credit programs and MetaBank serves as a back-up provider for the Gettington.com credit programs.

Under our agreements with the Credit Issuers, we market and promote the open end revolving loan accounts and installment credit that they issue to our customers. We refer to such credit offerings as the credit programs. Our agreements with the Credit Issuers require us to purchase all receivables generated by credit sales to our customers after a contractual holding period, generally one or two business days. Consequently, we bear the credit risk arising from credit extensions under the credit programs. We purchase the receivables from the Credit Issuers at a purchase price equal to the unpaid balance of the receivable plus any interest that has accrued. This is in addition to an origination fee based on a percentage of credit account advances for the year, subject to annual or monthly minimums. We do not view our relationships with the Credit Issuers as partnerships or joint ventures. Rather, by contractual arrangements, we have agreed to perform some of the lending program functions as servicer for the Credit Issuers. These responsibilities include:

•	Promoting the credit programs;

•	Processing applications;

•	Determining whether applicants meet the established credit eligibility requirements;

•	Delivering customer communications and notices required by applicable law;

•	Maintaining credit program records; and

•	Servicing accounts for as long as a Credit Issuer owns credit program accounts.

All credit accounts opened under the credit programs identify the Credit Issuer as the creditor. The Credit Issuers are not obligated to open accounts or make advances if they determine that doing so could be detrimental to their interests. We are responsible for preparing and obtaining approval from the Credit Issuer prior to distributing credit related materials to our customers and bear the risk of compliance shortfalls attributed to our actions.

We have agreed to indemnify the Credit Issuers against losses arising from our obligations under the agreements, including against losses arising from regulatory violations. Upon the occurrence of certain conditions, an agreement with a Credit Issuer could be terminated as a result of action by a Credit Issuer’s regulators, a breach of a representation and warranty or other defaults under the agreement, or if there is a material adverse change in the financial condition of the non-terminating party. In addition, with respect to our agreement with WebBank, either party may terminate the agreement if the related agreement to purchase receivables described above is terminated by the other party. If we terminate an agreement, the applicable Credit Issuer is obligated to operate the credit programs for a period of 180 days following our notice of termination, except in certain defined circumstances.

Merchandising

We offer our customers a broad selection of high quality, name-brand, private label and non-branded merchandise consisting of over 30,000 SKUs. We segment our products into three key categories:

•	Home — including housewares, bed and bath, lawn and garden, home furnishings and hardware;

•	Entertainment — including electronics, video games, toys and sporting goods; and

•	Fashion — including apparel, footwear, cosmetics, fragrances and jewelry.

The following table illustrates the sales mix among our key merchandising categories.

	Fiscal Year Ended			26 Weeks Ended
	January 30,	January 29,	January 28,	July 30,	July 29,
	2009	2010	2011	2010	2011

Sales by Merchandise Category:
Home	47.9%	45.7%	44.1%	51.3%	52.2%
Entertainment	41.0%	41.7%	42.0%	36.2%	36.3%
Fashion	11.1%	12.6%	13.9%	12.5%	11.5%

Total merchandise sales	100.0%	100.0%	100.0%	100.0%	100.0%

Merchandise Assortment

We leverage the merchandising team to support both the Fingerhut and Gettington.com brands in building relevant merchandise assortments. Our products are sourced directly from over 1,000 suppliers worldwide. We purchase through U.S. distributors where volumes or logistics warrant. When advantageous, we utilize drop-shipment arrangements whereby vendors ship directly to our customers. Our merchandising buyers travel to markets both internationally and in the U.S. to source current, relevant product assortments that appeal to our customers. We value our relationships with our vendors and view them as true partners in the growth of our business. During 2010, no single vendor accounted for more than 4% of our total purchases.

We offer hundreds of highly recognizable consumer name brands, including Cuisinart, Fossil, Hoover, JVC, KitchenAid, Lee, Nintendo, Panasonic, Skechers and Sony. Also, as part of our merchandise assortment, we offer celebrity brands such as George Foreman, Paula Deen, Rachael Ray and Wolfgang Puck. Furthermore, our private label brands continue to develop within our merchandising mix, including Chef’s Mark, LifeMax, Master Craft, McLeland Designs, Outdoor Spirit and Super Chef. These private label brands offer customers high quality products at exceptional values while enhancing gross margins.

We utilize our business intelligence platform to assist in building our merchandising strategies. We also take into consideration historical merchandise product sales and profitability as we determine new products for inclusion in our assortment. We leverage our Gettington.com and Fingerhut websites to introduce and test new items.

Our Fingerhut customers are trend followers rather than trend leaders giving us the advantage of introducing products once a trend has been established in the marketplace which results in more reliable sell through and lower obsolescence risk and expense. Our Gettington.com customers are closer to the peak of the trend curve, still giving us the ability to identify trends in the marketplace and time our introductions to the Gettington.com customers while the trend is established and still has longevity to maximize sales.

In addition to relevant name brand offers, our merchants develop proprietary offers which have high appeal to our customers. Leveraging our fulfillment center, we have the unique ability to build multiple piece count product offers, for example a 100 piece cookware/dining set, where we source the component pieces from multiple countries and vendors, and then combine these pieces into one bundled set to offer to our customers.

Incremental to our core assortments, we work with our vendors and the markets to source relevant closeouts and opportunistic buys allowing us to offer a continuous supply of deals to our customers.

Pricing Strategy

Pricing for Fingerhut products is based on three key factors: market retail pricing, product cost and marketing channel. These factors are weighted differently depending on the product category in question. In addition, pricing is affected by monthly and seasonal pricing and product promotions. Low monthly payment objectives are considered in each product segment, assuring that a range of products is offered to meet various customer credit line capacities. We are able to obtain full or premium prices because our customers value our total offer, which includes name brand and private label merchandise, shop-at-home convenience and a personalized credit program.

Pricing for Gettington.com products is driven more by market retail pricing than the Fingerhut brand. Similar to the Fingerhut brand business, product cost and margin objectives are established by product category.

Quality Assurance

We have a quality assurance team that establishes, communicates and monitors quality standards by product category. Suppliers are kept apprised of quality assurance expectations through a vendor management portal environment. We contract with an overseas third party logistics provider to perform quality audits at vendor facilities, on site product testing and social compliance audits for active suppliers on our behalf.

Fulfillment

The company’s fulfillment infrastructure is designed to provide flexible capabilities to meet our customers’ expectations for timely and accurate order and delivery of merchandise. A single 1.2 million square foot leased distribution and fulfillment facility in St. Cloud, Minnesota, is utilized for approximately 95% of our order fulfillment requirements, with the remainder drop-shipped from vendors directly to customers. The facility includes five packing and assembly lines, 39 shipping doors, 55 receiving doors, and a parcel sorting system capable of handling over 100,000 customer parcels a day. We believe that this facility is sufficient to handle annual sales of approximately $750 million before additional fulfillment capacity is required. We ship products primarily through the U.S. Postal Service, UPS and Federal Express.

Information Technology

We are highly dependent on the processing of information and application of technology in every aspect of our business. Our information technology infrastructure supports an integrated credit processing capability and business-to-consumer web and catalog ordering channels. There is a significant and ongoing demand for technology projects to continuously refine our existing analytical capabilities and develop new solutions. In order to satisfy our information technology requirements, we use a flexible and scalable staffing model of both in-house technology professionals and outside contractors sourced globally. Our systems include a combination of licensed and proprietary technologies, with off-the-shelf solutions utilized whenever feasible to maintain cost effectiveness in the competitive retail marketplace. Presently, our largest proprietary system involves order processing. We continually evaluate, modify and update information technology to improve our capabilities and efficiency, and reduce obsolescence. The Fingerhut and Gettington.com websites, and in particular our interactive search functionality and shopping cart, are run on systems utilizing licensed technology.

Property

We do not own any real property. Our corporate headquarters are located at 6509 Flying Cloud Drive, Eden Prairie, MN 55344, a leased facility encompassing approximately 90,000 square feet of office space. The ten-year lease commenced on June 1, 2008 and is subject to two five-year extension options.

Annual base rent at the time the lease commenced was $1.3 million, increasing annually to $1.6 million in year ten, plus taxes, common area maintenance and other operating expenses. It is expected that the existing Eden Prairie office facility will provide sufficient space for headquarters operations for the foreseeable future.

We also lease approximately 1.2 million square feet of warehouse and ancillary office space in St. Cloud, Minnesota, under a 15 year lease that expires in January 2024, subject to two further five-year extension options. Annual base rent at the time of lease commencement was $2.6 million, pro-rated monthly, escalating annually to $3.7 million per year in the fifteenth year of the lease. In addition to base rent, the company is also responsible for the payment of taxes, utilities and costs of operation. We believe that this facility is sufficient to handle annual sales of approximately $750 million before additional fulfillment capacity is required.

Employees

As of July 2011, we employed approximately 904 employees, 97% of which were full time workers. Of our employees, 223 warehouse and order fulfillment employees located at our St. Cloud, Minnesota fulfillment center are subject to a collective bargaining agreement between our subsidiary Bluestem Fulfillment, Inc. and Chicago & Midwest Regional Joint Board, WORKERS UNITED/SEIU, that terminates on March 31, 2014. We also regularly utilize independent contractors and other temporary employees across the organization to augment our regular staff. We consider our employee relations to be good. We believe that our future success will depend in part on our continued ability to attract, hire and retain qualified personnel.

Outsourcing

We rely on a number of contract service providers located domestically, in countries located in the Caribbean and Central America, and globally, for services such as phone and mail order entry, credit application processing, customer payment remittance, collections and transportation.

Under the terms of our agreements with these service providers, contractors located outside the U.S. are required to abide by certain U.S. laws and regulations as if physically located within the U.S. when providing certain services, including credit and collection activities, which are both highly regulated. The use of contract service providers has proven to be a dependable way to fill operational needs that would be costly and difficult to satisfy with permanent company personnel. This is particularly true with respect to redundant capacity for call center outages, 24 hour order support, Spanish language resources, and the ability to meet seasonal and other high demand periods.

Intellectual Property

We regard our copyrights, service marks, trademarks, trade dress, trade secrets, domain names and other intellectual property as critical to our success, and rely on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, vendors and others to protect our proprietary rights. We register our trademarks and service marks in the U.S. as appropriate. From time to time, we may license certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. While we attempt to ensure that the value of our proprietary rights is maintained, there can be no assurance that such licensees will not take actions that might negatively affect the value of such rights or our reputation. There can be no assurance that the steps we take to protect our proprietary rights will be adequate or that third parties will not infringe or misappropriate such rights. In addition, there can be no assurance that other parties will not assert infringement claims against us. We have been subject to claims and expect to be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement by us of the trademarks and other intellectual property rights of third parties. Such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Competition

We compete with a wide variety of retailers that offer similar merchandise. Current and potential competitors include brick and mortar retailers such as mass merchandisers, department stores, discounters, home improvement centers, consumer electronics and specialty retailers and other storefront based operations with stores on a national, regional and local level. Examples include Best Buy, Home Depot, JCPenney, Kohl’s, Lowe’s, Macy’s, Sears, Target and Walmart. A second source of competition arises from e-commerce retailers, examples of which include Amazon, Buy.com, JCPenney.com, Overstock.com and Swiss Colony. Finally, we face competition from indirect competitors, including web search engines, price comparison websites and television shopping networks, such as QVC and the Home Shopping Network.

While selection, price, and convenience are important competitive factors, we believe we differentiate ourselves from our competition by providing a ready conduit for credit to our low to middle income customers, and by delivering a high level of service in the fulfillment of their orders and account needs.

Seasonality

The retail business is seasonal in nature, and we generate a high proportion of our net sales and operating income during the fourth fiscal quarter that includes the holiday season. As a result, our overall profitability is heavily impacted by our fourth quarter operating results. Our sales and marketing expenses as a percentage of net sales are lowest in the fourth quarter due to higher existing customer purchases during the holiday season which have lower marketing costs as a percent of total sales. Our provision for doubtful accounts is typically highest in the fourth quarter primarily due to the seasonal buildup of customer accounts receivable balances resulting from the seasonal peak in our merchandise sales. Additionally, in preparation for the holiday sales season, we significantly increase our merchandise inventory levels and as a result, borrowings under our credit facilities. Fourth quarter reported net sales accounted for approximately 40% of total net sales in each of 2010, 2009 and 2008. See note 11 to our consolidated financial statements for further information on net sales by quarter in 2010 and 2009.

Government Regulation

General

We are subject to federal and state consumer protection laws and regulations, including laws protecting the privacy of customer non-public information and regulations prohibiting unfair and deceptive trade practices, as well as laws and regulations governing businesses in general and the Internet and e-commerce. As the Internet becomes increasingly popular, additional laws and regulations may be adopted with respect to the Internet, the effect of which is uncertain on catalog and Internet retailers.

These laws may cover issues such as user privacy, spyware and the tracking of consumer activities, marketing e-mails and communications, other advertising and promotional practices, money transfers, freedom of expression, pricing, content and quality of products and services, taxation, electronic contracts and other communications, intellectual property rights, information security and information sharing. Furthermore, it is not clear how all of the existing laws, such as those governing issues like property ownership, sales and other taxes, libel, trespass, data mining and collection, and personal privacy apply to catalog and Internet retailers. Any new legislation or regulation in these areas, or the interpretation or application of existing laws and regulations, may have a material adverse effect on our business, prospects, financial condition and results of operations by, among other things, impeding the growth of e-commerce sales, subjecting us to fines, penalties, damages or other liabilities, requiring costly changes in our business operations and practices, and reducing customer demand.

For example, because our products are available through catalogs and over the Internet in multiple states, certain states may claim that we are required to qualify to do business in such state. Currently, we are qualified to do business only in the state of Minnesota and our state of incorporation, Delaware. Our failure to qualify to do business in a jurisdiction where we are required to do so could subject us to taxes and penalties. It could also hamper our ability to enforce contracts in those jurisdictions.

Similarly, we do not collect sales, use, or other state or local taxes on sales of goods shipped to customers located in states other than Minnesota, which is the only state in which we have employees, facilities and inventory. We interpret existing judicial rulings to support this approach. However, bills have been introduced in the U.S. Congress to overturn these judicial rulings. If Congress were to enact such legislation, we might be required to collect sales and use taxes in all states in which we have customers. Furthermore, several states have enacted, and a number of states are considering, initiatives to require the collection of sales and use taxes notwithstanding the judicial rulings referred to above, or similar legislation aimed at collecting taxes on goods delivered to states where the seller does not have a physical presence. In addition, future changes in our operations could be deemed to create a physical presence in other states and thus require us to collect sales and use taxes from customers in such additional states. We have plans, for example, to begin offering in 2011, initially in Minnesota and a limited number of other states which do not impose sales or use taxes, our products for purchase through payroll deduction for employees of businesses that agree to include that service as part of a broader employee benefit offering. Were we to expand this business to states which do impose sales or use taxes, even if offered through separate but affiliated legal entities, it is possible that such jurisdictions may seek to collect sales or use taxes related to sales made not only by such entities, but other Bluestem-affiliated entities engaged exclusively in catalog or internet sales. See “Risk Factors — Risks Related to the Operation of Our Business — We do not collect state sales, use or other taxes, which could subject us to liability for past sales and any imposition of an obligation to do so in the future could negatively impact our financial results.”

Congress has enacted the Controlling the Assault of Non-Solicited Pornography and Marketing Act, which requires unsolicited commercial e-mail messages to be labeled and to include opt-out instructions and the sender’s physical address, and which prohibits the use of deceptive subject lines and false headers in such messages.

A substantial portion of our products are manufactured outside the United States. These products are imported and are subject to U.S. customs laws, which impose tariffs as well as import quota restrictions for many products. Some of our imported products are eligible for duty-advantaged programs. Importation of goods from foreign countries from which we buy our products may be subject to embargo by U.S. Customs authorities if shipments exceed quota limits, although to date the existence of import quotas has not had a material adverse effect on our business.

Consumer Lending

Because we are not a lender, we rely on the Credit Issuers to extend credit to our customers. Extensions of consumer credit are subject to extensive state and federal laws and regulations. The laws and regulations are intended for the protection of consumers and are constantly changing. We have agreed to perform many of the functions normally performed in a consumer lending program under our agreements with the Credit Issuers. The failure to comply with, or adverse changes in, the laws or regulations to which extensions of consumer credit are subject, or adverse changes in their interpretation, could have a materially adverse effect on our ability to collect our receivables and generate fees on the receivables, thereby adversely affecting our results of operations.

Credit extensions are subject to a variety of federal laws, as well as rules and regulations promulgated thereunder, including the following:

•	The Truth-in-Lending Act, and Regulation Z adopted pursuant thereto, requires disclosure of the principal terms of each transaction to every customer. Disclosure is required of, among other things, the pertinent elements of consumer credit transactions, including the annual percentage rate, or APR, of periodic interest charges, as well as other charges and fees associated with the transaction. In May 2009, the Credit Card Accountability Responsibility and Disclosure Act, or the CARD Act, was signed into law. The CARD Act primarily amends the Truth in Lending Act and establishes a number of new substantive and disclosure requirements in connection with open-end consumer plans and practices. The credit practices addressed by the CARD Act and Regulation Z include, but are not limited to, restrictions on the application of rate increases to existing and new balances, payment allocation, default pricing, and imposition of late fees.

•	The Equal Credit Opportunity Act prohibits discrimination against any credit applicant on the basis of any protected category such as race, color, religion, national origin, sex, marital status or age. If an applicant is denied credit, we are required to provide the applicant with a notice of adverse action on the Credit Issuer’s behalf, informing the applicant of the action taken regarding the credit application, a statement of the prohibition on discrimination, the name and address of both the creditor and the federal agency that monitors compliance, and the applicant’s right to learn the specific reasons for the denial.

•	The Fair Credit Reporting Act governs the assembly, evaluation and dissemination of information about consumers that is to be used for evaluating their qualification for credit. While it primarily regulates consumer reporting agencies, it also governs lenders that obtain consumer reports by limiting the reasons for which they can obtain and use such reports and requiring disclosures to consumers. The Act also governs lenders that supply information to the consumer reporting agencies, imposing duties regarding the accuracy of that information and an obligation to reinvestigate the information if it is disputed.

•	The Gramm-Leach-Bliley Act requires financial institutions and their servicer providers, such as Bluestem, to maintain a written information security program that includes administrative, technical and physical safeguards relating to customer information and to provide an initial and annual privacy notice to certain customers that describe in general terms information sharing practices. The Act also limits the ability of the Credit Issuers, or Bluestem, to share some of the nonpublic personal information we collect about customers.

•	The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the PATRIOT Act, requires financial institutions to maintain an anti-money laundering compliance program that includes the development of internal policies, procedures, and controls to ensure that an institution “knows its customer” and takes other actions to prevent violations of federal law.

In some cases, the precise application of these statutes and regulations is not clear. Even though we conduct our operations in a manner that we believe excludes us from direct regulation as a lender under these federal laws, we still have contractual obligations to comply, or assist the Credit Issuers with compliance, with these laws and regulations. In addition, numerous legislative and regulatory proposals are advanced each year which, if adopted, could have a material adverse effect on the ability of the Credit Issuers to extend credit to our customers. For example, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, was signed into law. The legislative changes mandated by the Dodd-Frank Act are intended to shield the financial system from systemic risk and to address weaknesses in financial services law and regulation that contributed to the severe economic downturn and the related disruption in the financial markets in 2008. Among the most significant topics covered by the

Dodd-Frank Act is the creation of a new regulatory bureau that will focus exclusively on the protection of consumers who are affected by, or purchase, consumer financial products or services. The precise application of these statutes and regulations, and their impact on our business, is not clear at this time.

In addition to the federal laws regulating consumer credit, states also have adopted statutes, regulations or other measures governing licensing of lenders, the collection and distribution of nonpublic personal information about consumers, the cost of credit, including interest rates and other fees, terms and conditions governing the relationship with a borrower, and conditions related to collection of debts. In the past, many of these state measures were preempted by federal law for federally chartered institutions such as MetaBank. We and the Credit Issuers must monitor (and do monitor on a regular and consistent basis) and seek to comply with individual state laws in the conduct of our business if the state laws are not preempted. Based on changes included in the Dodd-Frank Act, we anticipate the scope of preemption will be narrowed and both we and the Credit Issuers will be subject to a broader range of state consumer credit laws.

Recent Developments for the Credit Issuers

In October 2010, MetaBank publicly disclosed that the Office of Thrift Supervision, or OTS, had issued supervisory directives to MetaBank in August and October of 2010. In July 2011, MetaBank announced that it and its parent had consented to cease and desist orders issued by OTS. The OTS actions require MetaBank to discontinue offering its iAdvance product, based on a determination by OTS that MetaBank engaged in unfair or deceptive acts or practices in connection with its operation of the iAdvance program. The OTS actions also require MetaBank to pay restitution and penalties totaling more than $5 million and take various actions to improve its regulatory compliance, including the submission by MetaBank to its regulators of various management and compliance plans and programs (including with respect to third party relationships), as well as plans for enhancing capital. The OTS actions also require regulatory non-objections for cash dividends, distributions, share repurchases, payments of interest or principal on debt and the incurrence of debt by MetaBank’s parent. While MetaBank’s iAdvance product is not directly relevant to us, the OTS actions also require MetaBank to obtain prior written approval of OTS to, among other things, enter into any new third party relationship agreements concerning any credit or deposit product, or materially amend any such existing agreements. This could adversely affect our ability to amend our agreements with MetaBank or, should we desire to do so, establish new credit programs through MetaBank. This may also adversely affect MetaBank’s ability to assume under the back-up agreement the credit-related activities currently performed by WebBank. Future actions by the Office of the Comptroller of the Currency, the successor to the OTS, could seek to further address concerns that MetaBank indicated were factors leading to the OTS actions, including MetaBank’s third-party relationship risk, enterprise risk management and rapid growth.

In December 2010, the Federal Deposit Insurance Corporation, or FDIC, issued a consent order to which WebBank consented. The FDIC consent order relates to certain alleged violations by WebBank related to a balance transfer credit card program, which has since been discontinued. It requires WebBank to take various actions to improve its regulatory compliance, pay restitution to consumers of certain of its credit products, and pay a civil penalty of $300,000. The WebBank balance transfer credit card program at issue is not directly relevant to us.

Legal Proceedings

From time to time, we are subject to various legal proceedings that arise in the normal course of our business activities. In addition, from time to time, third parties may assert intellectual property infringement claims against us in the form of letters and other forms of communication. As of the date of this prospectus, we are not a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate be reasonably expected to have a material adverse effect on our results of operations, prospects, cash flows, financial position or brand.

MANAGEMENT

Directors and Executive Officers

The following table sets forth the name, age, position and a description of the business experience of each of our executive officers and directors as of October 28, 2011, including full employment histories for each during the past five years.

Name	Age	Position

Brian A. Smith	52	Chairman and Chief Executive Officer
John F. Damrow	57	President
Chidambaram A. Chidambaram	45	Executive Vice President and Chief Marketing Officer
Raymond G. Frigo	48	Executive Vice President and Chief Operating Officer
Sabyasachi Sengupta	46	Executive Vice President and Chief Credit Risk Officer
Gina D. Sprenger	50	Executive Vice President, Merchandising
Mark P. Wagener	51	Executive Vice President and Chief Financial Officer
Brad T. Atkinson	37	Vice President and Corporate Controller
Erica C. Street	53	Vice President, General Counsel and Secretary
Michael M. Brown	39	Director
John A. Giuliani	50	Director
Roy A. Guthrie	58	Director
Michael A. Krupka	46	Director
Alice M. Richter	58	Director
Scott L. Savitz	42	Director

Executive Officers

Brian A. Smith has served as the company’s Chief Executive Officer since February 2004 and Chairman since January 2008. In addition, Mr. Smith served as President from December 2002, shortly after the company’s formation, to November 2010. From July 2001 to October 2002, Mr. Smith was the President of Lender’s Trust, a financial services consulting and investment company. He served at U.S. Bancorp from June 1986 to February 2001, most recently as Executive Vice President of Consumer Banking.

Mr. Smith has 24 years of management experience with retail and financial services businesses, both commerce and banking related. As a member of management since 2002, he has significant knowledge of all facets of our company. Mr. Smith’s financial and retail experience, history with our company, leadership skills and operating experience make him particularly well suited to be our Chairman.

John F. Damrow has served as the company’s President since November 2010. Mr. Damrow joined the company in September 2002 as Vice President, Merchandising, and served as Executive Vice President, Merchandising between March 2005 and November 2010. Prior to 2002, Mr. Damrow worked for Fingerhut Companies, Inc. for 15 years, most recently holding the position of Vice President, Hardgoods Merchandising. In addition, Mr. Damrow has held merchandising positions at Kohl’s and H.C. Prange department stores.

Chidambaram A. Chidambaram has served as the company’s Executive Vice President and Chief Marketing Officer since May 2009. Prior to joining the company, Mr. Chidambaram was Vice President and General Manager of Credit at PayPal, an online payment services company, from August 2008 to May 2009. He served as Executive Vice President of Marketing for HSBC Cards, a credit card company, from August 2006 to April 2008 and was previously Vice President of Marketing for Customer and Web Marketing at T-Mobile USA from April 2004 to August 2006.

Raymond G. Frigo has served as the company’s Executive Vice President and Chief Operating Officer since February 2009. Previously, Mr. Frigo served in various capacities with Capital One Financial Corp., a financial services company, including as Chief Operating Officer for UK operations from October 2006 to July 2008, Senior Vice President, Global Financial Services from 2005 to 2006, Divisional Chief Information Officer, Corporate Technology Management from 2004 to 2005 and Vice President, Information Technology Management Services from 2002 to 2004. Prior to Capital One Financial Corp., Mr. Frigo was President and Chief Operating Officer of a consumer-oriented Internet startup and an executive at Compaq/HP in their Commercial Personal Computing Group.

Sabyasachi Sengupta has served as the company’s Executive Vice President and Chief Credit Risk Officer since January 2010. He joined the company in March 2008 as Senior Vice President and Chief Risk Officer. Previously, Mr. Sengupta was Vice President of Decision Sciences at GE Money, Americas, a financial services company, from 2006 to 2008 and Vice President of Enterprise Risk Strategy at GE Money, Americas from 2004 to 2006. Mr. Sengupta also previously held positions at GE Retail Financial Services from 1997 to 2004, most recently as Vice President, Decision Sciences.

Gina D. Sprenger has served as the company’s Executive Vice President, Merchandising since April 2011. Prior to joining the company, Ms. Sprenger served in various capacities with Target Corporation, most recently as Senior Vice President Merchandising of the Home and Seasonal Businesses from February 2003 until November 2009. Prior to that, Ms. Sprenger held a variety of merchandising and planning positions at Target Corporation from 1985 to 2003. From July 2010 until joining the company in April 2011, Ms. Sprenger provided merchandise strategy consulting services to retail companies.

Mark P. Wagener has served as the company’s Executive Vice President and Chief Financial Officer since November 2006. Prior to joining Bluestem Brands, Mr. Wagener was employed with Metris Companies Inc., a financial services company, between June 2000 and April 2006, completing his tenure there as Senior Vice President and Controller. Mr. Wagener also previously worked for 13 years at Wells Fargo (formerly Norwest Corporation) in various corporate finance positions, the last of which was Director of Corporate Planning and Analysis.

Brad T. Atkinson has served as the company’s Vice President and Corporate Controller since March 2007. From March 2006 to March 2007, he served as Senior Manager, External Reporting & Corporate Accounting at Medtronic, Inc. Prior to that Mr. Atkinson was employed by Metris Companies, Inc. from October 2001 to March 2006, most recently as Director of Corporate Accounting. Mr. Atkinson held auditor positions at Ernst & Young LLP from June 1999 through October 2001 and at KPMG LLP from August 1996 through June 1999.

Erica C. Street has served as the company’s Vice President, General Counsel and Secretary since September 2010 and was previously Vice President and Associate General Counsel from September 2008 to September 2010, and Associate General Counsel from January 2007 to September 2008. From January 2003 through January 2007, Ms. Street provided various legal and consulting services through E Street & Associates PLLC and Kelly Services. From 1989 to 2003, Ms. Street held various positions within Target Corporation (formerly Target Stores, a division of Dayton Hudson Corporation), including Senior Counsel, Assistant General Counsel and President, Target Brands, Inc.

Directors

Michael M. Brown has served as a director of our company since 2005 and has chaired the compensation committee and been a member of the audit committee since that time. Mr. Brown joined Battery Ventures, a venture capital firm, in 1998 where he has been a managing member of various funds affiliated with Battery Ventures since July 2007. Funds affiliated with Battery Ventures hold 29% of our common stock on an as if converted basis, which includes both shares of common stock currently outstanding and shares of common stock issuable upon the conversion of all outstanding shares of our preferred stock upon completion of this offering, but excludes common shares to be issued in payment of accrued and unpaid dividends on outstanding preferred stock due upon conversion of the preferred stock. Prior to July 2007, Mr. Brown held various positions with Battery Ventures, including the position of partner, which he held between September 2004 and July 2007. From 1996 to 1998, Mr. Brown was a member of the High Technology Group at Goldman, Sachs & Co., and from 1994 to 1996, he was a financial analyst in Goldman’s Financial Institutions Group.

Mr. Brown has extensive experience in the financial industry which allows him to provide guidance and counsel in his role as one of our audit committee members. His experiences working with growth companies in the course of his role at Battery Ventures enable Mr. Brown to provide important context to compensation issues and insight on strategic plans relating to our business.

John A. Giuliani has served as a director of our company and a member of the compensation committee since 2005. Mr. Giuliani has been the Chief Executive Officer and Chairman of Dotomi, Inc., an Internet marketing firm, since December 2005. From 1994, he was employed by Catalina Marketing and served as President-North America for Catalina Marketing Services until 2001. Prior to joining Catalina, Mr. Giuliani spent four years with ACTMEDIA and eight years in various sales and marketing roles at Beecham Products and Frito-Lay, Inc. In addition, in 2001 Mr. Giuliani founded Rainmaker Consulting Group Inc.

Mr. Giuliani’s numerous years of marketing experience makes him well suited as a director of our company, as this experience enables Mr. Giuliani to provide significant insight into marketing strategy, which is a key component to the success of our business.

Roy A. Guthrie has served as a director of our company since November 2010 and is a member of the audit committee. Mr. Guthrie is an Executive Vice President and was, until April 2011, the Chief Financial Officer for Discover Financial Services, a financial services company, a position he held since 2005. From 2000 to 2004, Mr. Guthrie was employed by Citigroup, Inc. serving as President and Chief Executive Officer of Citifinancial International Ltd. and as a member of the Citigroup Management Committee from 2001 to 2004, and as President and Chief Executive Officer of CitiCapital from 2000 to 2001. From 1978 to 2000, Mr. Guthrie held various positions with Associated First Capital Corporation, including serving as Chief Financial Officer from 1996 to 2000 and as a member of that company’s board of directors and Audit/Finance committee from 1998 to 2000. Mr. Guthrie is currently on the board of directors of Discover Bank.

Mr. Guthrie’s experience in the banking industry enables him to provide insight on strategic plans relating to our business. His current and previous experience as a board member of companies in the financial industry and his extensive financial, audit and accounting experience enables Mr. Guthrie to provide guidance and counsel as a board member of our company and as a financial expert and member of our audit committee.

Michael A. Krupka has served as a director of our company since 2004 and has served on the audit and compensation committees since that time. Mr. Krupka is a Managing Director at Bain Capital Venture Partners, LLC, a venture capital firm, and has served in such capacity since 2000. Funds affiliated with

Bain Capital Venture Partners, LLC hold 14% of our common stock on an as if converted basis, which includes both shares of common stock currently outstanding and shares of common stock issuable upon the conversion of all outstanding shares of our preferred stock upon completion of this offering, but excludes common shares to be issued in payment of accrued and unpaid dividends on outstanding preferred stock due upon conversion of the preferred stock. Mr. Krupka joined Bain Capital in 1991 and from 1994 to 2000, Mr. Krupka was a Managing Director and Principal with the Private Equity Group of Bain Capital Partners, LLC. Prior to Bain Capital, Mr. Krupka spent several years as a consultant at Bain & Company. Mr. Krupka also currently serves as a board member of The Princeton Review, Inc. and Vonage Holdings Corp.

Mr. Krupka has extensive experience in the financial industry which enables him to provide guidance and counsel in his role on our audit and compensation committees. His experiences working with growth companies in the course of his role at Bain Capital Venture Partners, LLC, as well as his experience serving on the boards of two other public companies, enables Mr. Krupka to provide insight on strategic plans relating to our business.

Alice M. Richter has served as a director of our company since February 2007 and has chaired the audit committee since January 2008. Ms. Richter was a certified public accountant with KPMG LLP for 26 years until her retirement in June 2001. She joined KPMG’s Minneapolis office in 1975 and was admitted to its partnership in 1987. Ms. Richter also currently serves as a board member at West Marine, Inc., Thrivent Financial for Lutherans and G&K Services, Inc.

Ms. Richter brings extensive finance, audit and accounting experience to our board. Along with her years of experience with the auditing firm of KPMG LLP, serving many different companies and industries, Ms. Richter is also a director for two other publicly held companies. Ms. Richter’s significant experience in the finance area enables her to provide analysis and input to our finance, accounting and internal audit functions. This experience, and her service on other boards, qualifies Ms. Richter to serve as one of our directors and act as a financial expert.

Scott L. Savitz has served as a director of our company since March 2011 and is a member of the compensation committee. Mr. Savitz founded Shoebuy.com, an online retailer of footwear and related apparel, in 1999 and served as its Chief Executive Officer from 1999 to 2011. Previously, Mr. Savitz was a director at BankBoston Robertson Stephens, and was employed by them from 1994 to 1999.

Mr. Savitz’s experience in the online retail industry and his success as an entrepreneur make him well-suited to serve as a member of our board of directors. This prior experience enables him to provide important insight and strategy on targeted marketing, cultivating our customer base and growing our business.

Corporate Governance

Board Composition

Our board of directors currently consists of seven directors. In accordance with our amended and restated certificate of incorporation to be effective immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. The board of directors will assign members of the board already in office to such classes as of the time of adoption of our amended and restated certificate of incorporation. The term of office of the initial Class I directors shall expire at the first regularly-scheduled annual meeting of the stockholders following the closing of this offering; the term of office of the initial Class II directors shall expire at the second annual meeting of the stockholders following the closing of this offering; and the term of office of the initial Class III directors shall expire at the third annual meeting of the stockholders following the closing of this offering. At each annual meeting of stockholders following the closing of this offering, each director elected at such meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. If the number of directors is hereafter changed, any newly created directorships or decrease in directorships will be apportioned by the board of directors among the classes so as to make all classes as nearly equal in number as possible. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

Board Independence

Our board of directors has determined that all of our directors except for Mr. Smith, who is our Chief Executive Officer, are independent as defined under the applicable rules of the NASDAQ stock market. The independent directors are Ms. Richter and Messrs. Brown, Giuliani, Guthrie, Krupka and Savitz. In making this determination, the board considered that Ms. Richter’s son is employed by our independent auditors and that Mr. Giuliani is the Chief Executive Officer and Chairman of a company to whom we have paid fees for marketing services in the ordinary course, but determined in each case that the relationship does not interfere with such director’s exercise of independent judgment in carrying out his or her responsibilities as our director.

There is no family relationship between any director, executive officer or person nominated to become a director or executive officer.

Board Representation and Observation Rights

We are a party to a stockholders agreement with certain of our stockholders, most recently amended and restated on May 15, 2008, which we refer to herein as the “stockholders agreement.” Under this agreement, the stockholders agree to vote all owned shares of the company’s preferred and common stock to maintain the size of the board of directors at eight, and to cause the election of the following directors: (1) for so long as Bain Capital Venture Fund 2007, L.P. and its affiliates own at least 2% of the common stock of the company on an as-converted basis, one director designated by Bain Capital, (2) for so long as Battery Ventures VI, L.P. and its affiliates own at least 2% of the common stock of the company on an as-converted basis, one director designated by Battery Ventures, (3) for so long as Thomas J. Petters or any of his affiliates own at least 2% of the common stock of the company on an as-converted basis, one director designated by Thomas J. Petters, (4) the chief executive officer and (5) three independent directors mutually agreed by the chief executive officer and 66% of the then-outstanding shares of Series B Preferred Stock. In addition, for so long as each of Bain Capital and Battery Ventures both have the right to designate a director, their designated directors have the right to mutually designate a third director.

Pursuant to the stockholders agreement, Michael Krupka was elected as the Bain Capital-designated director and Michael Brown was elected as the Battery Ventures-designated director. There is presently no jointly designated director of Bain Capital and Battery Ventures, nor any director designated by Mr. Petters. The rights of Mr. Petters and his affiliates under the stockholders agreement and investor rights agreement described below are exercised by Douglas Kelley, as trustee and receiver. See “Certain Relationships and Related Party Transactions” for information concerning this arrangement.

We are also a party to an investor rights agreement with certain of our stockholders, most recently amended and restated on May 15, 2008, which we refer to herein as the “investor rights agreement.” Under this agreement, for so long as Bain Capital and Battery Ventures or their respective affiliates each owns 30% of the shares of Series B Preferred Stock purchased by it or its affiliates (or the common stock into which the Series B Preferred Stock is converted), and for so long as Petters Group Worldwide, LLC and its affiliates owns at least 30% of the shares of preferred stock purchased by it or its affiliates (or the common stock into which the preferred stock is converted) each of Bain Capital, Battery

Ventures and Petters Group Worldwide will have the right for one observer to attend any board or committee meeting at any time it does not have a designated director serving on the board. No observer has the right to vote on any board or committee matter. Bain Capital and Battery Ventures have not exercised their board observer rights. Douglas Kelley, exercising the rights of Petters Group Worldwide, has appointed an observer who currently attends all board meetings.

The stockholders agreement and certain provisions of the investor rights agreement, including the board representation and observation rights described above, will terminate upon completion of this offering. Provisions of the investor rights agreement that give the parties thereto certain rights with respect to the registration of our securities and related matters will not terminate upon the completion of this offering. See “Certain Relationships and Related Party Transactions” for further information concerning these agreements.

Board Committees

Our board of directors has established an audit committee and a compensation committee, and will establish a governance committee prior to the completion of this offering. Each of our committees will have a charter in effect upon the closing of this offering and each charter will be posted on our website. Our website is not part of this prospectus.

The composition and responsibilities of each committee that has been established are described below. Members serve on these committees until their resignation or until otherwise determined by our board.

Audit Committee	Compensation Committee

Ms. Richter (chair)	Mr. Brown (chair)
Mr. Brown	Mr. Giuliani
Mr. Krupka	Mr. Krupka
Mr. Guthrie	Mr. Savitz

Audit Committee

Among other matters, our audit committee:

•	oversees management’s processes for ensuring the quality and integrity of the company’s financial statements, the company’s accounting and financial reporting processes, and other financial information provided by the company to an governmental body or to the public;

•	evaluates the qualifications, independence and performance of the company’s independent auditor and internal audit function; and

•	supervises management’s processes for ensuring compliance by the company with legal, ethical and regulatory requirements.

Each of the members of our audit committee upon closing of this offering meets the requirements for financial literacy under the applicable rules and regulations of the SEC and the NASDAQ stock market. Our board of directors has determined that Mr. Guthrie and Ms. Richter are audit committee financial experts, as defined under the applicable rules of the SEC. Upon the closing of this offering, each member of our audit committee will satisfy the general NASDAQ stock market independence standards and, except for Mr. Krupka, the independence standards of Rule 10A-3(b)(1) of the Securities Exchange Act.

Compensation Committee

Among other matters, our compensation committee:

•	reviews and approves compensation and employment arrangements for executive officers;

•	administers compensation plans for employees;

•	evaluates the compensation structure for management employees; and

•	determines the compensation of non-employee directors.

Each member of our compensation committee upon the closing of this offering will satisfy the NASDAQ stock market independence standards.

Governance Committee

Among other matters, our governance committee will, when formed:

•	identify qualified individuals to become board members;

•	determine the composition of the board and its committees, assess and enhance the effectiveness of the board and individual directors;

•	develop and implement corporate governance guidelines for the company;

•	evaluate the performance of our Chief Executive Officer; and

•	ensure that succession planning takes place for critical senior management positions.

We expect that each member of our governance committee upon the closing of this offering will satisfy the NASDAQ stock market independence standards.

Board Leadership Structure

Since January 2008, Mr. Smith has served in the combined roles of Chairman and Chief Executive Officer. Our board of directors understands there is no single, generally accepted approach to providing board leadership and that given the dynamic and competitive environment in which we operate, the appropriate leadership may vary as circumstances warrant. Our board of directors currently believes it is in our company’s best interests to have Brian Smith serve as Chairman and Chief Executive Officer. Our board of directors believes combining these roles promotes effective leadership and provides the clear focus needed to execute our business strategies and objectives. However, our board of directors does not believe these roles must be combined, and may in the future separate these roles. We do not have a lead independent director. Our board of directors believes it will be able to effectively provide independent oversight of our business and affairs, including the risks facing our company, without an independent chairman or a lead independent director through the composition of our board of directors, the strong leadership of the independent directors, the committees of our board of directors and the other corporate governance policies and processes that will be in place upon completion of this offering. We expect our independent directors will actively collaborate together and through their respective committees.

Board Involvement in Risk Oversight

The company’s management is responsible for defining the various risks facing the company, formulating risk management policies and procedures, and managing the company’s risk exposures on a day-to-day basis. The board’s responsibility is to monitor the company’s risk management processes by using board meetings, management presentations and other opportunities to educate itself concerning the company’s material risks and evaluating whether management has reasonable controls in place to address the material risks; the board is not responsible, however, for defining or managing the company’s various risks. The full board is responsible for monitoring management’s responsibility in the area of risk oversight. In addition, the audit committee and compensation committee have risk oversight responsibilities in their respective areas of focus, which they report on to the full board. Management reports from time to time to the full board, audit committee and compensation committee on risk management. The board focuses on the material risks facing the company, including operational, credit, liquidity, legal and regulatory risks, to assess whether management has reasonable controls in place to address these risks.

Code of Conduct

We have adopted a code of business conduct and ethics relating to the conduct of our business by our employees, officers and directors, which will be posted on our website.

Compensation Committee Interlocks and Insider Participation

During 2010, Messrs. Giuliani, Brown and Krupka served as the members of our compensation committee, and none of the members of the compensation committee during 2010 have served as employees or officers of the company. No executive officer of the company served as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity that had any of its executive officers serving as a member of our board of directors or compensation committee during 2010.

Compensation of Directors

Directors who are also our employees receive no additional compensation for serving on our board of directors. Each of our non-employee directors who is not affiliated with any of our 5% or greater stockholders currently receives an annual cash retainer of $25,000, payable in quarterly installments, a restricted stock award following his or her initial election to the board, and the opportunity to purchase at fair market value up to $100,000 of our Series B Preferred Stock. Such purchases are not subject to any discount or subsidy of any kind.

The following table sets forth certain information concerning annual compensation for our directors during the fiscal year ended January 28, 2011.

Non-Employee Director Compensation for Fiscal 2010

	Fees Earned
	or Paid		Stock Awards		Total
Name	in Cash ($)		($) (1)		($)

Michael M. Brown (2)	—		—		—
John A. Giuliani	25,000		—		25,000
Michael A. Krupka (2)	—		—		—
Alice M. Richter	25,000		14,025	(3)	39,025
Roy A. Guthrie	6,250	(4)	43,450	(4)	49,700

(1)	The following table summarizes for each of our non-employee directors the number of unvested shares subject to outstanding restricted stock awards and the number of shares underlying unexercised option awards as of January 28, 2011, the end of our most recent fiscal year.

	As of January 28, 2011
		Number of Shares
	Number of Unvested	Underlying Unexercised
Name	Restricted Shares	Options

Michael M. Brown	—	—
John A. Giuliani	10,826	20,069
Michael A. Krupka	—	—
Alice M. Richter	25,943	—
Roy A. Guthrie	41,723	—

(2)	Messrs. Brown and Krupka are affiliated with 5% or greater stockholders and therefore do not receive compensation for service as non-employee directors of the company.

(3)	In November 2010, Ms. Richter received a supplemental restricted stock award of 13,467 shares to equalize her aggregate restricted stock awards with those provided to Messrs. Giuliani and Guthrie. The amount shown represents the grant date fair value of this award computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation — Stock Compensation (“FASB ASC Topic 718”) by multiplying the number of shares granted by the fair market value of our common stock as of the grant date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates” for discussion regarding the determination of the fair market value of our common stock.

(4)	In connection with his initial election as a director in November 2010, Mr. Guthrie received a restricted stock award of 41,723 shares. The amount shown in the “Stock Awards” column represents the grant date fair value of this award computed in the manner described in note 3 above. Mr. Guthrie also received one-fourth of the annual cash retainer for his service as a director during the fourth quarter of fiscal 2010.

Restricted stock awards to our non-employee directors are made pursuant to our 2008 Plan. Restricted shares subject to such awards are non-transferable and subject to possible forfeiture until they vest, and will vest as to 25% of the shares subject to the award on each of the first four anniversaries of the grant date of the award so long as the recipient’s service as a director continues. Vesting will be accelerated in full if a recipient’s service as a director ends due to death or disability, or if a change in control of the company occurs and the surviving or successor entity either fails to continue or assume the restricted stock award or terminates the recipient’s service as a director in connection with the change in control.

Mr. Giuliani received a nonqualified stock option award covering 20,069 shares of our common stock on November 1, 2005. The option has an exercise price of $1.8934 per share, became vested and fully exercisable on November 1, 2009, and has a ten-year term. If Mr. Giuliani’s service as a director ends due to his death or disability, the option will remain exercisable until the earlier of (1) three years after the date his service ends or (2) the expiration of the option term. If Mr. Giuliani’s service as a director ends for any other reason, the option will remain exercisable until the earlier of (1) one year after the date his service ends or (2) the expiration of the option term. Following a change in control of the company, the option will remain exercisable until the expiration of the option term or such earlier time as the board of directors may provide in connection with the change in control.

In June 2011, our compensation committee approved a revised compensation program for our non-employee directors to be effective following the completion of this offering. The revised program was developed in consultation with Pearl Meyer & Partners, compensation consultants retained by our management, and reflected consideration of non-employee director compensation provided by groups of comparative retail industry companies and retail/wholesale companies that have had public offering within the past three years. The revised compensation program consists of the following elements:

•	Annual cash retainer — $50,000;

•	Annual cash retainer for committee chairs — Audit Committee: $10,000; Compensation Committee: $6,000; Governance Committee: $6,000;

•	Annual equity award — $50,000 in restricted shares, vesting in equal annual installments over three years.

In connection with the revised compensation program, our compensation committee also approved stock ownership guidelines for our non-employee directors. Non-employee directors will be expected to own shares of Bluestem common stock with a market value of at least three times their annual cash retainer within five years of the date they join our board of directors, and to retain until after their service on our board of directors ends at least 50% of the net shares (after-tax value) granted to them for service on our board of directors.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this compensation discussion and analysis is to provide information necessary to understand our compensation policies and decisions regarding our principal executive officer, principal financial officer and our three other most highly compensated executive officers. As used throughout this section, the term “named executive officers” or “NEOs” means these five executive officers. As of January 28, 2011, the last day of our 2010 fiscal year, our NEOs were:

•	Brian A. Smith, Chairman and Chief Executive Officer (principal executive officer),

•	John F. Damrow, President,

•	Chidambaram A. Chidambaram, Executive Vice President and Chief Marketing Officer,

•	Raymond G. Frigo, Executive Vice President and Chief Operating Officer, and

•	Mark P. Wagener, Executive Vice President and Chief Financial Officer (principal financial officer).

Compensation Philosophy and Objectives

Prior to this public offering, we were a privately-held company with a relatively small number of stockholders. Our compensation philosophy, programs and processes for determining executive compensation have been established by the compensation committee, with input from our Chief Executive Officer and other members of senior management, to support our growth. While our compensation philosophy is unlikely to change substantially, our compensation programs and processes will likely evolve as we move forward as a public company.

The compensation committee believes that compensation programs for our NEOs should primarily reflect our performance and reward actions that create value for our stockholders. In addition, our compensation programs should support our short-term and long-term strategic goals and values and should reward individual commitment to us and contributions to our success.

At Bluestem, competitive total compensation plays an important role in attracting, retaining, motivating and rewarding talented and experienced executives and employees who are integral to our success. Compensation also plays a role in encouraging employees to grow, develop and take on additional responsibilities in our organization.

Our executive compensation philosophy mirrors our overall compensation philosophy. Specifically, our compensation philosophy is based on the following key principles:

•	We pay for performance, focusing both on the results achieved and how the results are achieved.

•	We provide greater compensation opportunities for the people who have the most significant responsibilities and have the greatest ability to influence our achievement of operating goals and strategic initiatives.

•	Compensation structure and programs should be understandable and easily communicated to executives, stockholders and other constituencies.

•	We seek to maintain a high degree of symmetry between returns to stockholders and compensation provided to management employees responsible for developing and executing our business strategies (employees in director-level and above positions).

•	We place more emphasis on incentive/variable compensation for employees in director-level and above positions. The incentive/variable percentage of total compensation increases as the responsibilities of the position increase.

•	Benefit programs available to senior executives should be consistent with those provided to salaried employees generally.

Our compensation policies and practices demonstrate our commitment to these principles. For example, since the April 24, 2010 expiration of the employment agreement with our Chief Executive Officer, we do not have any employment, severance or change in control agreements with any executive officers. We generally do not provide perquisites or other personal benefits to our executive officers, our only retirement plan for non-union employees is our 401(k) plan, and the benefit programs made available to executive officers are the same as those made available to our non-union employees generally.

Compensation Decisions and Processes

The compensation committee meets at least quarterly to review and oversee our executive compensation and benefit policies and programs. The compensation committee conducts an annual review of the performance and compensation of our NEOs and other executive officers and approves compensation actions for those individuals that reflect our compensation philosophy, our financial and operating performance and the individual performance of each executive officer. When approving compensation actions for our NEOs and other executive officers, the compensation committee may exercise its discretion to take into account additional and more subjective considerations when circumstances warrant, such as when recruiting a new executive, seeking to retain an executive in the face of a competing offer, or seeking to maintain internal pay equity among executives.

Based on information provided by the Senior Vice President of Human Resources, and consistent with the principles described above, the compensation committee annually reviews our Chief Executive Officer’s performance and compensation package and makes recommendations to the non-employee members of the board of directors regarding compensation actions. The compensation committee has, from time-to-time, recommended long-term equity awards for our Chief Executive Officer. Our non-employee directors approve all actions taken with regard to the compensation of our Chief Executive Officer. In addition, our non-employee directors and, in accordance with our certificate of incorporation, our major stockholders have historically approved all equity grants for employees, including our NEOs.

Based on recommendations from our Chief Executive Officer and our Senior Vice President of Human Resources, and consistent with the principles described above, the compensation committee reviews and approves the annual compensation packages of our NEOs other than our Chief Executive Officer.

Following the completion of this public offering, we expect that the compensation committee and our non-employee directors will continue to be responsible for reviewing and approving compensation actions for our Chief Executive Officer. We expect that the compensation committee will continue to be responsible for reviewing and approving compensation programs and processes as well as individual compensation actions for all other NEOs. We expect the grant approval process for equity-based incentive awards will be changed and will no longer involve major stockholder approval for individual grants. Instead, we expect that our long-term incentive plan in use at that time will set forth the general terms and conditions under which the compensation committee and/or our board of directors can approve future equity grants that align with and support our long-term business strategies and comply with legal and stock exchange requirements governing equity grants.

Compensation Consultant

In late 2010, as part of our preparation for becoming a public company, our management engaged Pearl Meyer & Partners to provide executive compensation consulting services to the company. These services include providing an annual compensation market analysis for our executive officer positions, recommendations on executive pay programs, review and comment on executive compensation matters, and updates on trends and other developments affecting executive compensation.

Going forward, the compensation committee may engage the services of an independent executive compensation consultant to provide input into the establishment and review of executive compensation programs, practices and decisions with regard to the individual compensation of NEOs.

Review of Compensation Data

Our Chief Executive Officer, compensation committee and non-employee directors take several factors into account in determining total NEO compensation, including individual and corporate performance, internal pay equity for executives, and competitive compensation market data. For compensation provided in fiscal 2010, we obtained market information about executive compensation levels and practices from broad-based, third-party compensation surveys involving companies in general industry, primarily the Watson Wyatt Report on Top Management Compensation and the Salary.com Data Analyst compensation database. We focused primarily on the compensation practices of those organizations considered most comparable to our company in terms of annual revenue and number of employees. The compensation information from these surveys helps provide a basis for determining whether our compensation practices are reasonable, but the compensation committee does not establish specific compensation amounts or parameters for any executive officer position based on the survey data. Instead, we use market data for general compensation guidance in the context of our business model and executive leadership structure. Because market data does not necessarily reflect a valuation of executive officer positions that is consistent with our internal valuation based on our business model and leadership structure, we have not sought to pay executive officers at a specific percentile of the competitive market or to select a group of peer companies with the intention of using their executive officer compensation as a benchmark against which to set our compensation. Rather, because we understand we have competition for executive officer talent, we find it useful to examine competitive pay practices from time to time to maintain a current perspective on market conditions.

In anticipation of compensation decisions to be made for fiscal 2011, our Chief Executive Officer, Chief Financial Officer, Senior Vice President of Human Resources and Vice President, General Counsel worked with consultants from Pearl Meyer & Partners to identify a group of comparative companies in the retail industry as well as a group of comparative retail/wholesale companies that have had public offerings within the past three years. Pearl Meyer & Partners analyzed compensation information for specific executive positions taken from public disclosures made by these companies, data from retail and all-industry compensation surveys, including the Watson Wyatt and Salary.com surveys mentioned earlier as well as surveys from Hay Group and Mercer, and information from the Presidio Pay Advisors IPO Executive Compensation Survey. This enhanced compensation market information was provided to the compensation committee for the limited purposes described in the previous paragraph as part of the annual review of executive compensation for fiscal 2011.

Elements of Total Compensation

Our total compensation program is comprised of both direct and indirect forms of compensation. Direct compensation includes cash and equity-based forms of pay. Indirect compensation is delivered through a variety of benefit plans offered to NEOs and other employees based on certain eligibility criteria.

Our total direct compensation program includes three components — base salary, short-term incentives and long-term incentives — and is established by the compensation committee with input from our Chief Executive Officer and our Senior Vice President of Human Resources. These three components were selected to help us attract, retain, motivate and reward executives and to provide a balance of short- and long-term elements. The table below identifies the form and additional specific purposes of each component of our total direct compensation program.

Form(s) of
Compensation Component	Compensation	Purpose

Base Salary	• Cash	• Compensate each NEO relative to individual experience and technical/functional contributions

• Provide steady cash flow not contingent on short-term variations in company performance during fiscal year
Short-Term Incentives (a)	• Cash	• Align compensation with our annual corporate performance and returns to stockholders

• Provide participants with a meaningful total cash compensation opportunity (base salary + short-term incentive compensation)

• Reward corporate and individual performance results

Long-Term Incentives (b)	• Non-Qualified Stock Options • Restricted Stock	• Drive behaviors that lead to long-term growth and financial success

• Create a balance between a short-term and a long-term performance focus

• Align compensation with our long-term corporate performance and returns to stockholders

• Provide executive ownership opportunities

(a)	In addition to our annual cash incentive plan as described below under “— Short-Term Incentive Plans,” short-term incentives may include, at the compensation committee’s discretion, supplemental incentives such as hiring bonuses and other supplemental plans designed to facilitate the achievement of specific short-term objectives, such as the one-time 2010 Supplemental Executive Incentive Plan described below under “— Short-Term Incentive Plans — Supplemental Executive Incentive Plan for Fiscal 2010.”

(b)	Equity-based awards have historically been granted upon hire and promotion rather than on an annual basis.

We do not have a stated policy for allocating total direct compensation among the various elements, or between cash and non-cash compensation or among different forms of non-cash compensation. As noted earlier, however, we do place more emphasis on incentive/variable forms of compensation for executives with more significant responsibilities, reflecting their greater capacity to affect our performance and results. For example, in fiscal 2010, the relative percentages of base salary and annual short-term incentive provided to the NEOs were approximately as follows:

		Annual Short-Term	Total Annual Cash
	Base Salary	Incentive (1)	Compensation

Chief Executive Officer	39%	61%	100%
Other NEOs (averaged)	51%	49%	100%

(1)	Does not reflect the additional incentive paid to each NEO under the one-time 2010 Supplemental Executive Incentive Plan.

Additionally, we have delivered long-term incentive compensation in the form of equity grants that vest over time in the form of stock options and restricted stock. As a privately-held company, we have awarded our Chief Executive Officer equity grants of approximately 3% of our “fully diluted shares,” representing our outstanding shares of common stock plus the number of common shares that would be issued upon conversion of our outstanding preferred stock, exercise of outstanding stock options and warrants and usage of all shares still available for awards under the 2008 Plan. We have awarded each of our other NEOs equity grants of approximately 1% of our fully diluted shares. We have not established a targeted cash value for equity grants for our NEOs.

Base Salary

The compensation committee reviews the Chief Executive Officer’s base salary and makes recommendations to our non-employee directors, who approve all base salary actions for the Chief Executive Officer. The compensation committee considers a number of factors when making its recommendations regarding the Chief Executive Officer’s base salary, including information from the Senior Vice President of Human Resources regarding the internal relationship between the Chief Executive Officer’s base salary and the base salaries of executives who report directly to him, the Chief Executive Officer’s responsibilities and industry experience, external compensation market data and an assessment of the Chief Executive Officer’s achievements against performance expectations and corporate financial objectives.

The Chief Executive Officer recommends a base salary for each NEO other than himself based on a review of a number of factors, including information from the Senior Vice President of Human Resources about each executive’s pay relative to our other senior executives, each individual’s responsibilities and industry experience, external compensation market data, the Chief Executive Officer’s assessment of each NEO’s achievements against performance expectations and corporate financial performance. The compensation committee reviews the NEO base salary recommendations from our Chief Executive Officer and approves NEO base salaries.

2010 Base Salaries

As part of our annual review process in February 2010, the compensation committee approved base salary increases for each of our NEOs other than our Chief Executive Officer that ranged from 2.5% to 4% of annualized base salary. These base salary increases were based on performance against fiscal 2009 corporate financial objectives (achieved $438.2 million in revenue against an objective of $437 million and achieved $63.8 million in Adjusted EBITDA against an objective of $45 million), each NEO’s achievement of individual objectives and the other factors noted above.

Also in February 2010, our non-employee directors approved a base salary increase of 8.3% for our Chief Executive Officer. This increase reflected his leadership role in the achievement of financial and strategic objectives for fiscal 2009 and his role in the successful hiring and integration of three new members of the executive team.

In November 2010, the board of directors approved a base salary increase of 15.4% for Mr. Damrow in recognition of his promotion to President from Executive Vice President, Merchandising.

2011 Base Salaries

As part of the annual review process conducted in February 2011, the compensation committee approved base salary increases (merit increases and market adjustments) for each of our NEOs other than our Chief Executive Officer that ranged from 2.6% to 11.5% of annualized base salary. These base salary increases reflected fiscal 2010 financial performance in which we exceeded both our maximum revenue and our maximum Adjusted EBITDA objectives, high levels of achievement by each NEO with respect to individual objectives in fiscal 2010, and the other factors noted above.

Also in February 2011, our non-employee directors approved a base salary increase of 23.1% for our Chief Executive Officer. This increase reflected his leadership role in our achievement of fiscal 2010 financial and strategic objectives and an intention to more appropriately position his base salary relative to the other NEOs in recognition of his more significant role and responsibilities, and relative to the base salaries of other chief executive officers in similar companies and industries.

Short-Term Incentive Plans

We provide our NEOs the opportunity to earn an annual cash incentive payout under the annual Bluestem Brands, Inc. Incentive Plan, which we refer to in this prospectus as the short-term incentive plan. The short-term incentive plan rewards NEOs who make a positive impact on corporate results while striking a balance between motivating high performance and ensuring that results stem from reasonable risk-taking. See “Compensation Risk Assessment.” The short-term incentive plan may be revised and/or suspended at any time at the discretion of the compensation committee and/or the Chief Executive Officer. The board of directors reserves the right to modify any payouts under the short-term incentive plan, but it did not exercise this discretion in determining payouts to NEOs for fiscal 2010.

The short-term incentive plans for fiscal years 2010 and 2011 are described below. In fiscal 2010, our non-employee directors established a one-time Supplemental Executive Incentive Plan, also described below.

2010 Short-Term Incentive Plan

The 2010 short-term incentive plan provided NEOs with an incentive compensation opportunity based on achievements against corporate financial objectives and individual objectives. Corporate financial objectives for the short-term incentive plan were established prior to the beginning of fiscal 2010.

The 2010 short-term incentive plan included objectives within the following two major components:

•	Corporate financial objectives:

•	Revenue; and

•	Adjusted EBITDA.

We selected revenue and Adjusted EBITDA as the corporate financial objectives for the short-term incentive plan because we believe they are important and well-understood measures of financial success. Because we believe that these measures are equally important, they are weighted equally in the short-term incentive plan design.

Threshold, target and maximum levels of achievement were established for each corporate financial objective. No payouts could be earned for achievements below the threshold levels, and payouts were capped at the maximum levels of achievement.

•	Individual objectives:

•	The non-employee directors reviewed and agreed upon the individual objectives for the Chief Executive Officer at the beginning of the short-term incentive plan year.

•	Individual objectives for the other NEOs were agreed upon by each executive officer and the Chief Executive Officer and documented at the beginning of the short-term incentive plan year.

We believe individual objectives are an important part of our short-term incentive plan design. The individual objectives for all NEOs align with and support our strategic objectives and annual financial plan and document the individual performance expectations for each NEO. The company’s strategic objectives for 2010 included increasing market share, making the Fingerhut brand more web-centric, and building the Gettington.com brand. Each NEO’s individual objectives for fiscal 2010 were established to support these strategic objectives.

In order for any NEO to receive a payout under the 2010 short-term incentive plan, regardless of the NEO’s performance in relation to individual objectives, our performance had to meet or exceed the threshold level for both corporate revenue and Adjusted EBITDA.

The following table shows the weightings for each objective and the potential payouts as a percentage of base salary for various levels of achievement in relation to the targets under the 2010 short-term incentive plan.

2010 Short-Term Incentive Plan Objectives and Weightings

Executive Position	Objectives	Threshold (1)	Target (1)	Maximum (1)

Chief Executive Officer	Revenue	5.6%	28%	56%
	Adjusted EBITDA	5.6%	28%	56%
	Individual Objectives	4.8%	24%	48%
	Totals	16%	80%	160%
Other NEOs	Revenue	3.5%	17.5%	35%
	Adjusted EBITDA	3.5%	17.5%	35%
	Individual Objectives	3%	15%	30%
	Totals	10%	50%	100%

(1)	Expressed as a percentage of actual base salary. Performance between the specified levels of achievement results in the application of a pro-rated percentage between the two amounts indicated.

For fiscal 2010, our non-employee directors increased the target incentive opportunity for our Chief Executive Officer from 60% to 80% of base salary for achieving target levels of performance against all incentive objectives, and correspondingly increased his threshold and maximum payout opportunities. Our non-employee directors determined that this increase was necessary (1) to provide a more competitive total compensation opportunity for our Chief Executive Officer, (2) to more appropriately position his short-term variable compensation relative to the short-term variable compensation of the other NEOs and executives who report directly to him and (3) in recognition of the more significant responsibilities of our Chief Executive Officer in comparison to other executives.

The following table summarizes the payout factors for the corporate financial objectives portion of the 2010 short-term incentive plan:

Fiscal 2010
Fiscal 2010 Revenue	Payout Factor (1)	Adjusted EBITDA
(in $ millions)		(in $ millions)

Less than 468	No Payout	Less than 48.0
468 to less than 470	Threshold Level = 20% of Target Payout	48.0 to less than 49.0
484 to less than 486	Target Level = 100% of Target Payout	53.0 to less than 53.5
508 and above	Maximum Level = 200% of Target Payout	60.0 and above

(1)	Payout factors increase in 10% increments for revenue and Adjusted EBITDA performance between the indicated ranges.

The table below details our actual results in relation to our corporate financial objectives for fiscal 2010:

Fiscal 2010 Corporate Financial Objectives and Actual Achievements

					Actual Payout
	Threshold	Target	Maximum	Actual Achievement	Factors For NEOs

Revenue	$468 million	$484 million	$508 million	$521.3 million	200%
Adjusted EBITDA	$48 million	$53 million	$60 million	$78.4 million	200%

The individual performance objectives established for each NEO for fiscal 2010 primarily related to the NEO’s role in enabling us to achieve our overall strategic objectives for which he was most responsible and, to a lesser extent, individual development goals or department-specific goals. Our Chief Executive Officer made recommendations to the compensation committee regarding the degree to which NEOs other than himself had satisfied their individual objectives. In doing so, he exercised discretion in determining the degree to which these objectives, which are not necessarily quantitative, had been satisfied at year-end, and was not limited to considering these pre-determined individual objectives in assessing an individual’s performance over the course of the year. The compensation committee and non-employee directors also exercised discretion in reviewing and approving our Chief Executive Officer’s recommendations regarding the achievements of NEOs other than himself against individual objectives, and in evaluating our Chief Executive Officer’s performance on his individual objectives.

In assessing individual performance for fiscal 2010, our non-employee directors specifically recognized Mr. Smith for his leadership in our achievement of corporate financial and strategic objectives (detailed above), his role in rekindling growth initiatives and CEO succession planning. In assessing the individual performance of the other NEOs for fiscal 2010, the compensation committee specifically recognized Mr. Damrow for collaborating with Credit and Marketing to develop strategies aimed at acquiring new customers; Mr. Chidambaram for developing a long-term plan to improve the creative process, providing speed to market and flexibility; Mr. Frigo for delivering key business initiatives on time, on budget and according to specification; and Mr. Wagener for implementing a new financing plan. As a result, the fiscal 2010 payouts with respect to individual performance objectives, expressed as a percentage of the target objective for that component of the short-term incentive plan, were 188% for Mr. Smith, 183% for Mr. Damrow, 179% for Mr. Chidambaram, 170% for Mr. Frigo, and 184% for Mr. Wagener.

Payouts under the short-term incentive plan were calculated for each component of the plan using the following formulas:

•	Revenue Payout = Payout factor for revenues achieved × target revenue weighting × salary

•	Adjusted EBITDA Payout = Payout factor for Adjusted EBITDA achieved × target Adjusted EBITDA weighting × salary

•	Individual Objectives Payout for each objective = Percent of individual objectives achieved × target weighting for individual objectives × salary

The payouts for each objective were then added together to arrive at the total short-term incentive plan payout for each NEO.

Revenue Payout
+	Adjusted EBITDA Payout
+	Sum of Payouts for Individual Objectives

Total Payout

For example, the total 2010 short-term incentive payout for our Chief Executive Officer was calculated as follows:

Revenue Payout	=	200% × 28% × $323,077	=	$180,923
Adjusted EBITDA Payout	=	200% × 28% × $323,077	=	$180,923
Individual Objectives Payout	=	188% × 24% × $323,077	=	$145,772
		Total Payout	=	$507,618

The table below details the actual 2010 short-term incentive plan payouts for each of the NEOs by incentive plan objective:

	Revenue	Adjusted	Individual
NEOs	($)	EBITDA ($)	Objectives ($)	Total ($)

Brian A. Smith Chairman and Chief Executive Officer	180,923	180,923	145,772	507,618
John F. Damrow President	93,423	93,423	73,404	260,250
Chidambaram A. Chidambaram EVP and Chief Marketing Officer	98,512	98,512	75,572	272,596
Raymond G. Frigo EVP and Chief Operating Officer	93,585	93,585	68,183	255,353
Mark P. Wagener EVP and Chief Financial Officer	90,731	90,731	71,548	253,010

Supplemental Executive Incentive Plan for Fiscal 2010

For fiscal 2010, our non-employee directors approved a Supplemental Executive Incentive Plan, which we refer to in this prospectus as the Supplemental EIP, for the Chief Executive Officer and the executives who report directly to him, including the NEOs. These executives are most directly responsible for helping us achieve and sustain high levels of profitable growth and for making investment decisions that contribute to top and bottom line growth in a manner that is consistent with our values.

The purpose of the Supplemental EIP was to provide additional incentives for executives to lead the achievement of revenue growth exceeding the maximum short-term incentive plan revenue growth objective, which itself represented a significant increase over 2009 actual revenue results.

Additionally, there was to be no payout under this Supplemental EIP unless we exceeded the maximum short-term incentive plan Adjusted EBITDA objective. This Adjusted EBITDA gating factor was designed to ensure that executives made prudent investment decisions that contributed to both top and bottom line growth.

A payment pool was created from revenue in excess of the maximum revenue objective ($508 million) in the 2010 short-term incentive plan. For every $1 million of revenue over the maximum, supplemental incentive payouts in specified amounts were to be made to the NEOs, as summarized in the following table. Because our fiscal 2010 revenue of $521.3 million exceeded the $508 million maximum, and because we exceeded our maximum Adjusted EBITDA objective for fiscal 2010, each NEO received a payout under the Supplemental EIP as summarized in the following table.

	Incentive Payout
	for Each
	Incremental
	$1 million of Revenue
	Over the Maximum
	2010 Short-Term	Actual Payouts
	Incentive Plan	Under the
	Revenue Objective	Supplemental EIP
Named Executive Officer	($)	($)

Brian A. Smith Chairman and Chief Executive Officer	37,500	487,500
John F. Damrow President	18,750	243,750
Chidambaram A. Chidambaram EVP and Chief Marketing Officer	18,750	243,750
Raymond G. Frigo EVP and Chief Operating Officer	18,750	243,750
Mark P. Wagener EVP and Chief Financial Officer	18,750	243,750

2011 Short-Term Incentive Plan

The structure of the 2011 short-term incentive plan is very similar to the structure of the 2010 short-term incentive plan. The 2011 short-term incentive plan includes objectives within the following two major components:

•	Corporate financial objectives, established based on the annual financial plan and weighted equally:

•	Revenue; and

•	Adjusted EBITDA.

•	Individual objectives:

•	Individual objectives for the 2011 short-term incentive plan were established using the same process described above for the 2010 short-term incentive plan.

•	Individual objectives for NEOs in fiscal 2011 were established to support our strategic objectives, which again include increasing market share, making the Fingerhut brand more web-centric, and building the Gettington.com brand.

For fiscal 2011, the compensation committee increased the target incentive opportunity for our President to 60% of base salary (from 50%) for achieving target levels of performance against all incentive objectives, and correspondingly increased his threshold and maximum payout opportunities. The compensation committee determined that this increase was necessary (1) to provide a competitive total compensation opportunity for our President, (2) to more appropriately position his short-term variable compensation relative to the short-term variable compensation of the other NEOs and to executives who report directly to him and (3) in recognition of the more significant responsibilities of the President in comparison to other executives. Threshold, target and maximum incentive opportunities for the other NEOs for fiscal 2011 were unchanged from fiscal 2010.

The following table shows the weightings for each objective and the potential payouts as a percentage of base salary under the 2011 short-term incentive plan for various levels of achievement in relation to the targets under the 2011 short-term incentive plan.

2011 Short-Term Incentive Plan Objectives and Weightings

Executive Position	Objectives	Threshold (1)	Target (1)	Maximum (1)

Chief Executive Officer	Revenue	5.6%	28%	56%
	Adjusted EBITDA	5.6%	28%	56%
	Individual Objectives	4.8%	24%	48%
	Totals	16%	80%	160%
President	Revenue	4.2%	21%	42%
	Adjusted EBITDA	4.2%	21%	42%
	Individual Objectives	3.6%	18%	36%
	Totals	12%	60%	120%
Other NEOs	Revenue	3.5%	17.5%	35%
	Adjusted EBITDA	3.5%	17.5%	35%
	Individual Objectives	3%	15%	30%
	Totals	10%	50%	100%

(1)	Expressed as a percentage of actual base salary.

The payout schedule for the fiscal 2011 corporate financial objectives is similar in structure to the 2010 short-term incentive plan payout schedule, with fiscal 2011 revenue and Adjusted EBITDA threshold, target and maximum numerical goals set at higher levels than the threshold, target and maximum numerical goals used in fiscal 2010 and higher than the actual revenue and Adjusted EBITDA results for fiscal 2010.

For fiscal 2011, the relative percentages of base salary and annual short-term incentive to be provided to our Chief Executive Officer would be as follows, if payouts were earned under the 2011 short-term incentive plan at target and at maximum payout levels:

		Annual Short-Term	Total Annual Cash
Assumptions	Base Salary	Incentive	Compensation

Short-Term Incentive Payout at Target	56%	44%	100%
Short-Term Incentive Payout at Maximum	38%	62%	100%

Long-Term Equity-Based Compensation

Long-term compensation is also an important part of the total compensation for our NEOs. Our current long-term compensation takes the form of equity grants with time-based vesting.

Under our 2008 Plan, the compensation committee may grant equity in the form of stock options, restricted stock, restricted stock units, stock appreciation rights and other stock-based awards or other cash-based awards under terms and conditions specified by the compensation committee in an award agreement. Awards may be granted with value and payment contingent upon time-based vesting or upon the achievement of performance goals that relate to periods of performance in excess of one calendar year. The compensation committee determines the terms and conditions of awards at the date of grant. Payments earned may be decreased or increased in the sole discretion of the compensation committee based on such factors as it deems appropriate. The compensation committee has not used this discretion to date.

We have typically granted equity, with time-based vesting, upon hire and for promotion to director-level employees and above. Equity grants to new hires, including NEO new hires, are generally communicated as part of the offer with language specifically stating that the grant is subject to approval by our board of directors at a regularly-scheduled meeting following the employee’s hire date. Equity grants are based on the value of our stock on the grant date. From time to time, our board of directors has also approved equity grants to NEOs and other employees at times other than upon hiring. The criteria for awarding equity grants at times other than upon hiring include use of grants as a reward for performance and as a retention tool for key employees.

Equity grants to NEOs generally provide for ratable vesting over a period of years, with accelerated vesting occurring in the event of termination of employment due to death or disability and potentially in connection with a change in control of our company, as described more fully below under the caption “Potential Payments upon Termination or Change in Control.”

2010 Equity Grants to NEOs

In July 2010, John F. Damrow was offered and accepted a non-qualified stock option grant of 3,585 shares with an exercise price of $0.3787 per share in exchange for a non-qualified stock option grant of 3,585 shares granted to him in April 2003 with an exercise price of $75.736 per share and an expiration date of April 9, 2013. Although the 2003 grant was fully vested and exercisable at the time of the exchange, the replacement 2010 grant will vest in two equal installments on the first two anniversaries of the grant date, and will expire on July 22, 2020. The Compensation Committee decided to offer this exchange opportunity to Mr. Damrow in recognition of his contributions to the success of the company.

In November 2010, Mr. Damrow was awarded 52,815 shares of restricted stock in recognition of his promotion to President. The award vests in equal installments over four years, with the initial vesting of 25% of the total award on the first anniversary of the award date.

Other Executive Benefits and Perquisites

We provide the following benefits to our NEOs:

•	Health, Dental and Vision Insurance;

•	Paid Time Off and Holidays;

•	Company-paid disability benefits;

•	Company-paid Life and Accidental Death & Dismemberment Insurance;

•	Voluntary Life and Accidental Death & Dismemberment Insurance; and

•	401(k) Retirement Savings Plan with discretionary company matching contributions.

Mr. Chidambaram was hired in 2009 and lived outside of Minnesota at the time he agreed to join us. We agreed to pay relocation expenses to him as part of his employment offer. Mr. Chidabaram’s relocation was completed in 2010, and the relocation expenses paid to him in 2010 and related tax gross-up payments are included in the “All Other Compensation” column in the Summary Compensation Table below.

We do not generally provide any other benefits or perquisites to our NEOs.

Employment Agreements and Severance and Change in Control Benefits

We entered into an employment agreement with our Chief Executive Officer for the period April 25, 2007 through April 24, 2010. This agreement was implemented as a retention tool in recognition of our Chief Executive Officer’s crucial role in leading us to achieve our growth strategies and of the value he brought to the organization in light of the dynamic and uncertain environment during the period covered by the agreement. Our Chief Executive Officer’s employment agreement was not extended or replaced, consistent with our current policy that all of our employees, including executive officers, are employed at will without employment agreements, severance agreements, or payment arrangements that would be triggered by a change in control of our company. This policy reflects our principles regarding pay for performance and consistency of benefits across the employee population.

As discussed in more detail below under “Potential Payments upon Termination or Change in Control,” our equity-based compensation plans and award agreements generally provide for accelerated vesting and exercisability of awards if an executive officer’s employment terminates due to death or disability, or if an executive officer’s employment is terminated within 18 months after a change in control either by us without cause or by the executive officer for good reason. This double trigger acceleration of vesting and exercisability, requiring both a change in control and a termination of employment, assumes that the equity awards continue in effect or are assumed or replaced with new awards by the acquiring or surviving entity in connection with the change in control; if they are not, then the awards vest and become exercisable in full upon the change in control. Restricted stock awards to our Chief Executive Officer do, however, vest in full upon a change in control, which is referred to as a single trigger.

We believe a double trigger structure is generally appropriate because it avoids an unintended windfall to executives who retain their employment and their equity awards in the event of a friendly change in control, while still providing them appropriate incentives to cooperate in negotiating any change in control in which they believe they could lose their jobs. The choice of a single trigger structure for our Chief Executive Officer reflects (1) the greater likelihood that he would not retain his position following a change in control and (2) the need to insure that he is both effectively incented to obtain the highest value possible in such a transaction and subject to a strong retention device during the uncertain times preceding the transaction.

Section 162(m) Compliance

Section 162(m) of the Internal Revenue Code disallows a tax deduction for any publicly held corporation with respect to individual compensation exceeding $1 million in any taxable year paid to the corporation’s chief executive officer and each of the corporation’s three other most highly compensated executive officers, other than its chief financial officer, unless the compensation is performance-based, as defined under Section 162(m). As we are not currently publicly traded, the compensation committee has not previously taken the deductibility limit imposed by Section 162(m) into consideration in setting compensation. At such time in the future as the requirements of Section 162(m) become applicable to us and the compensation of our NEOs approaches the $1 million limit, we expect that the compensation committee will consider the effects of Section 162(m) on the compensation paid to our NEOs and the degree to which it would be advisable to structure the amount and form of compensation to our NEOs so as to maximize our ability to deduct it.

Summary Compensation Table

The following table provides information concerning the compensation for our NEOs for fiscal year 2010:

					Non-Equity
			Stock	Option	Incentive Plan	All Other
			Awards	Awards	Compensation	Compensation
Name and Principal Position	Year	Salary ($)	($)(1)	($)(2)	($)(3)	($)(4)	Total ($)

Brian A. Smith, Chairman and Chief Executive Officer	2010	323,077	—	—	995,118	960	1,319,155
John F. Damrow, President	2010	266,924	55,000	272	504,000	2,768	828,964
Chidambaram A. Chidambaram, EVP and Chief Marketing Officer	2010	281,462	—	—	516,346	418,703	1,216,511
Raymond G. Frigo, EVP and Chief Operating Officer	2010	267,385	—	—	499,103	832	767,320
Mark P. Wagener, EVP and Chief Financial Officer	2010	259,231	—	—	496,760	2,787	758,778

footnotes on following page

(1)	The amount shown for stock awards represents the grant date fair value of the restricted stock award granted during the year computed in accordance with FASB ASC Topic 718 by multiplying the number of shares granted by the fair market value of our common stock as of the grant date. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates” for discussion regarding the determination of the fair market value of our common stock.

(2)	The amount shown for option awards represents the incremental fair value of an exchange option granted to Mr. Damrow in July 2010 to replace an option granted to him in April 2003. The incremental fair value represents the difference between the grant date fair value of the exchange option and the fair value of the earlier option determined as of the grant date of the exchange option, such values computed in accordance with FASB ASC Topic 718 utilizing the assumptions discussed in Note 6 to our consolidated financial statements for the fiscal year ended January 28, 2011 and disregarding the effects of any estimate of forfeitures related to service-based vesting.

(3)	The “Non-Equity Incentive Plan Compensation” column presents cash incentives earned during fiscal 2010 under our short-term incentive plan and under our 2010 supplemental executive incentive plan. Payouts earned under both plans were made within 75 days of the close of the 2010 fiscal year.

(4)	Amounts shown in the “All Other Compensation” column for fiscal 2010 include company contributions to the 401(k) Retirement Savings Plan, the value of long-term disability insurance premiums paid on behalf of our NEOs for insurance benefits between $75,000 and $300,000 in annual earnings, the reimbursement of relocation expenses and tax gross-up payments in connection with the relocation expenses, as shown in the following table. The relocation expenses for Mr. Chidambaram represent costs related to house hunting, temporary living, movement of household goods and closing costs related to his new home (totaling approximately $116,721); costs related to the sale of his former home (approximately $72,202); and a payment to Mr. Chidambaram related to the loss on the sale of his former home (approximately $95,000).

		Long-Term
		Disability
		Insurance		Gross-up on
	401(k) Plan	Imputed	Relocation	Relocation
Name	Contributions ($)	Income ($)	Expenses ($)	Expenses ($)	Total ($)

Brian A. Smith	—	960	—	—	960
John F. Damrow	1,808	960	—	—	2,768
Chidambaram A. Chidambaram	1,048	879	283,923	132,853	418,703
Raymond G. Frigo	—	832	—	—	832
Mark P. Wagener	2,035	752	—	—	2,787

Grants of Plan-Based Awards in Fiscal 2010

The table below presents the plan-based awards that our NEOs were granted in fiscal 2010. The material terms of equity awards made during the fiscal year are described in the “Compensation Discussion and Analysis” section above.

		Estimated Possible
		Payouts Under			All Other Stock		All Other Option		Exercise of	Grant Date
		Non-Equity Incentive			Awards: Number		Awards: Number		Base Price	Fair Value
		Plan Awards			of Shares of		of Securities		of Option	of Stock
		Threshold	Target	Maximum	Stock or Units		Underlying		Awards	and Option
Name	Grant Date	($)	($)	($)	(#)		Options (#)		($/Sh)	Awards ($)

Brian A. Smith	(1)	51,692	258,462	516,923	—					—
	(2)	37,500
John F. Damrow	(1)	26,692	133,462	266,924	—					—
	(2)	18,750
	7/22/2010						3,585	(3)	$0.3787	272	(3)
	11/15/2010				52,815	(4)				55,000	(4)
Chidambaram A. Chidambaram	(1)	28,146	140,731	281,462	—					—
	(2)	18,750
Raymond G. Frigo	(1)	26,738	133,692	267,385	—					—
	(2)	18,750
Mark P. Wagener	(1)	25,923	129,616	259,231	—					—
	(2)	18,750

footnotes on following page

(1)	The amounts associated with these awards represent possible payouts under our 2010 short-term incentive plan. The actual payouts for fiscal 2010 under this plan are included in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.” Additional information regarding the design of the 2010 short-term incentive plan, including a description of the corporate and individual performance objectives applicable to fiscal 2010 awards and actual payouts for fiscal 2010, is provided above in “Compensation Discussion and Analysis—Short-Term Incentive Plans—2010 Short-Term Incentive Plan.”

(2)	Each amount associated with these awards represents the threshold payout that could have been earned during fiscal 2010 under our 2010 supplemental executive incentive plan. That plan provided that each NEO would receive a payment equal to a specified percentage of the amount by which our fiscal 2010 revenue exceeded $508 million. No estimated target payout amounts under that plan were determinable at the beginning of fiscal 2010, and payouts under the plan were not limited to any maximum amount. The actual payouts for fiscal 2010 under this plan are included in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.” Additional information regarding the design of the 2010 supplemental executive incentive plan, including a description of the revenue objectives applicable to fiscal 2010 awards and actual payouts for fiscal 2010, is provided above in “Compensation Discussion and Analysis — Short-Term Incentive Plans— Supplemental Executive Incentive Plan.”

(3)	Mr. Damrow received this option award under our 2008 Plan in exchange for an option award issued to him in April 2003 with an exercise price of $75.736 per share and an expiration date of April 9, 2013. The replacement 2010 grant will vest in two equal installments on the first two anniversaries of the grant date, and will expire on July 22, 2020. The effect of a change in control on this award is described below under the caption “Potential Payments Upon Termination or Change in Control.” The incremental fair value of this option award was computed in accordance with FASB ASC Topic 718, as described in Note 2 to the Summary Compensation Table.

(4)	Mr. Damrow received this restricted stock award under our 2008 Plan. This award vests and becomes non-forfeitable as to 25% of the shares subject to the award on each of the first four anniversaries of the grant date, assuming the recipient’s continued employment. Termination of employment results in the forfeiture of unvested shares, unless the termination is due to death or disability, in which case vesting is accelerated in full. The effect of a change in control on this award is described below under the caption “Potential Payments upon Termination or Change in Control.” The grant date fair value of this award was computed in accordance with FASB ASC Topic 718, as described in Note 1 to the Summary Compensation Table.

Outstanding Equity Awards at 2010 Fiscal Year End

The following table provides information on each NEO’s outstanding equity awards as of January 28, 2011, the last day of our most recent fiscal year.

	Option Awards				Stock Awards
						Market
	Number of	Number of			Number of	Value
	Securities	Securities			Shares or	of Shares or
	Underlying	Underlying			Units of	Units of
	Unexercised	Unexercised	Option	Option	Stock	Stock
	Options	Options	Exercise	Expiration	That Have	That Have Not
Name	(#) Exercisable	(#) Unexercisable	Price ($)	Date	Not Vested (#)	Vested ($)(1)

Brian A. Smith	—	—	—	—	159,817 (2)	741,359
John F. Damrow	10,563 (3)	—	$1.8934	6/15/2014	—	—
	2,640 (4)	—	$1.8934	4/13/2015	—	—
	—	3,585 (5)	$0.3787	7/22/2020	—	—
	—	—	—	—	111,162 (6)	515,658
Chidambaram A. Chidambaram	—	—	—	—	171,156 (7)	793,958
Raymond G. Frigo	—	—	—	—	171,156 (8)	793,958
Mark P. Wagener	—	—	—	—	89,292 (9)	414,208

(1)	The fair market value has been determined based on the number of shares not vested as of January 28, 2011 using the fair market value of our common stock as of January 28, 2011 ($4.6388 per share). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates” for discussion regarding the determination of the fair market value of our common stock.

footnotes continued on following page

(2)	26,407 restricted shares were granted on August 8, 2008 with 6,602 shares vesting on each of January 29, 2009, 2010, 2011 and 6,601 shares vesting on January 29, 2012 and 366,536 restricted shares were granted on August 8, 2008 with 73,308 shares vesting on November 21, 2008 and 73,307 shares vesting on each of May 21, 2009, 2010, 2011 and 2012.

(3)	Option award became fully vested on April 15, 2008.

(4)	Option award became fully vested on April 13, 2009.

(5)	An option to acquire 3,585 shares was granted on July 22, 2010 with 1,793 shares vesting on July 22, 2011 and 1,792 on July 22, 2012.

(6)	110,911 restricted shares were granted on August 8, 2008 with 22,183 shares vesting on November 21, 2008 and 22,182 shares vesting on each of May 21, 2009, 2010, 2011 and 2012; and 18,644 restricted shares were granted on August 1, 2009 with 4,661 shares vesting on each of July 23, 2010, 2011, 2012 and 2013; 52,815 restricted shares were granted on November 15, 2010 with 13,204 shares vesting on November 15, 2011, 2012, 2013 and 13,203 shares vesting on November 15, 2014.

(7)	228,209 restricted shares were granted on June 19, 2009 with 57,053 shares vesting on June 19, 2010, and 57,052 shares vesting on each June 19, 2011, 2012 and 2013.

(8)	228,209 restricted shares were granted on April 7, 2009 with 57,053 shares vesting on April 7, 2010 and 57,052 shares vesting on each April 7, 2011, 2012 and 2013.

(9)	89,785 restricted shares were granted on August 8, 2008 with 22,447 shares vesting on May 21, 2009 and 22,446 shares vesting on each May 21, 2010, 2011 and 2012; and 59,201 restricted shares were granted on August 1, 2009 with 14,801 shares vesting on each of July 23, 2010, 14,800 shares vesting on each July 23, 2011, 2012 and 2013.

Option Exercises and Stock Vested During Fiscal 2010

No options were exercised by NEOs during fiscal 2010. The following table provides information regarding the vesting of restricted stock awards for NEOs during fiscal 2010.

	Stock Awards
	Number of Shares	Value Realized on
Name	Acquired on Vesting (#)	Vesting ($)(1)

Brian A. Smith	89,151	33,760
John F. Damrow	37,829	14,326
Chidambaram A. Chidambaram	57,053	21,605
Raymond G. Frigo	57,053	21,605
Mark P. Wagener	57,053	34,730

(1)	Represents the fair market value of the shares on the date they vested during fiscal 2010, ranging from $0.379 to $1.041 per share. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates” for discussion regarding the determination of the fair market value of our common stock.

Pension Benefits and Non-Qualified Deferred Compensation for Fiscal 2010

We do not provide a defined benefit pension plan or a non-qualified deferred compensation plan for our NEOs.

Potential Payments upon Termination or Change in Control

Other than the arrangements involving equity awards described below, we are not currently a party to any agreement, plan or arrangement providing for payments or benefits to NEOs upon termination of employment or in connection with a change in control of our company. An employment agreement with our Chief Executive Officer which expired on April 24, 2010 had provided for the payment of severance benefits if his employment had been terminated by us without cause or by him for good reason during the term of the employment agreement. The severance benefits generally consisted of payment over a twelve-month period of an amount equal to his base salary and target annual incentive compensation as in effect immediately prior to his termination, and reimbursement for the cost of continuation health, dental and life insurance coverage for up to 18 months.

Under our 2008 Plan and the restricted stock and option award agreements under that plan, if an NEO’s employment ends because of death or disability, all outstanding restricted stock and options vest in full, and the options remain exercisable until the earlier of (1) one year after the date employment ends or (2) the expiration date of the option. If employment ends for a reason other than death or disability or termination by us for cause, an option will remain exercisable until the earlier of (1) 90 days after the date employment ends or (2) the expiration date of the option, and may be exercised only to the extent it was exercisable before employment ended. If employment is terminated by us for cause, the unexercised portion of any option will immediately expire. Restricted stock awards to our Chief Executive Officer will also vest in full if his employment is terminated by us without cause or by him for good reason.

Restricted stock awards to our Chief Executive Officer become fully vested upon the occurrence of a change in control of our company, as defined below. With respect to our other NEOs, if outstanding restricted stock awards are continued, assumed or replaced with new awards in connection with a change in control by an acquiring or surviving entity, then vesting of the awards will be accelerated only if the NEO’s employment is terminated by the acquiring or surviving entity without cause or by the NEO for good reason within 18 months of the change in control. If outstanding restricted stock awards will neither be continued, assumed nor replaced in connection with a change in control, the awards will vest in full in connection with the change in control. Restricted stock awards to individuals who report directly to our Chief Executive Officer also provide for full vesting of the awards if a “qualifying change in control,” which is generally defined as a change in control in which a majority of our outstanding Series A and Series B Preferred Stock or any conversion shares are exchanged for consideration with a per share value above a specified amount, occurs prior to the occurrence of a “qualified public offering” of our common stock as defined in our certificate of incorporation.

Mr. Damrow is the only NEO who holds outstanding and unvested option awards. Option awards under the 2008 Plan are generally subject to the same treatment in connection with a change in control as described for restricted stock awards to NEOs other than our Chief Executive Officer, except that if vesting and exercisability is accelerated because the awards are not continued, assumed or replaced with new awards, the options will be fully vested and exercisable so as to provide the optionee with the opportunity to participate in the change in control transaction as a stockholder, and will terminate upon consummation of the change in control.

Under the 2008 Plan and existing equity award agreements, a change in control is generally deemed to have occurred if (1) any person becomes the beneficial owner of 50% or more of the voting power of our equity securities; (2) a majority of our board of directors no longer consists of individuals for whose election proxies have been solicited by our board of directors or who were appointed by our board of directors to fill a vacancy caused by death or resignation or a newly-created directorship; (3) a merger or consolidation involving the company, or a sale of all or substantially all of the company’s assets, is consummated (unless 50% or more of the voting power of the then outstanding shares of voting stock of the buyer or surviving party in the transaction is beneficially owned in substantially the same proportions by persons who were beneficial owners of our voting securities before the transaction); or (4) our stockholders approve a definitive plan to liquidate or dissolve our company.

The 2008 Plan and existing equity award agreements generally define “cause” for termination to include (1) being charged with a felony or convicted of any criminal misdemeanor or more serious act; (2) any intentional and/or willful act of fraud or dishonesty related to or connected with employment by us; (3) willful and/or continued failure, neglect or refusal to perform employment duties; (4) a material violation of our policies or code of conduct; or (5) the willful and/or material breach of any agreement with us such as an employment or noncompetition agreement.

Existing equity award agreements generally define “good reason” to terminate employment to include (1) a material diminution in an employee’s responsibilities or duties; (2) the relocation of an employee’s principal office, without the employee’s consent, to a location more than one hundred miles from the location of the employee’s prior principal office; or (3) any reduction in an employee’s base compensation in the absence of a general reduction affecting similarly situated employees.

The following table shows the value of restricted stock awards and, in Mr. Damrow’s case, an outstanding stock option award, whose vesting would have been accelerated under the 2008 Plan and the applicable award agreements if the NEOs’ employment had terminated due to death or disability on January 28, 2011, the last business day of our most recent fiscal year, or if the vesting of such awards had been accelerated on that date in connection with a change in control of our company. In addition to the amounts shown in the table, each NEO would receive payments for amounts of base salary and vacation time accrued through the date of termination and payment for any reimbursable business expenses incurred prior to the date of termination.

	Value Realized on Accelerated
Name	Vesting ($)(1)(2)

Brian A. Smith	741,359
John F. Damrow	530,931	(3)
Chidambaram A. Chidambaram	793,958
Raymond G. Frigo	793,958
Mark P. Wagener	414,208

(1)	The amount shown for each NEO other than Mr. Damrow represents the value of restricted stock awards whose vesting would have been accelerated, and in each case is equal to (1) the number of shares of restricted stock that would vest as a direct result of the employment termination due to death or disability or in connection with the change in control, multiplied by (2) the fair market value of a share of our common stock as of January 28, 2011 ($4.6388 per share). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Use of Estimates” for discussion regarding the determination of the fair market value of our common stock.

(2)	Accelerated vesting of an NEO’s restricted stock or option awards would occur in full upon:

•	the death or disability of the NEO;

•	upon a change in control, in the case of Mr. Smith, or, in the case of the other NEOs, if the awards are not continued, assumed or replaced; or

•	if the awards to the other NEOs are continued, assumed or replaced in connection with a change in control, upon termination of the NEO’s employment by the company without cause or by the NEO for good reason within 18 months of the change in control.

(3)	The amount shown for Mr. Damrow includes $515,658 representing the value of restricted stock awards that would have been accelerated as described in footnote 1, and $15,273 representing the value of a stock option award whose vesting would have been accelerated. The value of the option is calculated based on the difference between the fair market value of our common stock on January 28, 2011 (as discussed in footnote 1) and the exercise price of that option.

Equity-Based Compensation Plans

2011 Long-Term Incentive Plan

We recently adopted our 2011 Long-term Incentive Plan, which we refer to as our 2011 Plan. The purposes of the 2011 Plan are to attract and retain the best available personnel, to provide them with additional incentives and to align their interests with those of our stockholders. The material terms of the 2011 Plan are summarized below. Our board of directors has authorized the grant of stock options to purchase an aggregate of 2,451,783 shares at a per share exercise price equal to the initial public offering price of the shares offered hereby, and 601,252 restricted shares, under the 2011 Plan to certain directors, officers and employees, to be effective upon commencement of this offering.

Share Reserve.  5,575,711 shares of our common stock are reserved for issuance pursuant to the plan which includes shares that remained available for future awards under our 2008 Plan on the effective date of the 2011 Plan. Shares subject to awards under the 2011 Plan or the 2008 Plan that are forfeited, expire, are settled for cash or otherwise do not result in the issuance of all shares subject to the awards will, to the extent of such forfeiture, expiration, cash settlement or non-issuance, again become available for grant under the 2011 Plan. After the effective date of the 2011 Plan, no further awards may be made under the 2008 Plan.

Administration of Plan.  The compensation committee will administer the 2011 Plan. Subject to the terms of the 2011 Plan, the compensation committee will have the authority to, among other things, interpret the 2011 Plan and determine who will be granted awards under the 2011 Plan, the types of awards granted and the terms and conditions of the awards, including the number of shares covered by awards, the exercise price of awards and the vesting schedule or other restrictions applicable to awards. The compensation committee also will have the power to make any determinations and take any action necessary or desirable for the administration of the 2011 Plan.

To the extent permitted by law and stock exchange rules, the 2011 Plan permits the compensation committee to delegate its authority under the 2011 Plan to one or more of its members or, with respect to awards made to individuals who are neither non-employee directors nor executive officers of our company, to one or more of our executive officers.

Eligibility.  Our employees, non-employee directors and consultants and advisors who provide services to us are eligible to receive awards under the 2011 Plan. Incentive stock options may be granted only to our employees.

Awards.  The 2011 Plan allows us to grant stock options, stock appreciation rights, or SARs, restricted stock, stock units, other stock-based awards and cash incentive awards. Each award will be evidenced by an agreement with the award recipient setting forth the terms and conditions of the award. Awards under the 2011 Plan will have a maximum term of ten years from the date of grant. The compensation committee may provide that the vesting or payment of any award will be subject to the attainment of specified performance measures in addition to the satisfaction of any continued service requirements, and the compensation committee will determine whether such measures have been achieved. The compensation committee may generally amend the terms of any award previously granted, except that no stock option or SAR may be amended to decrease its exercise price or in any other way be “repriced” without the approval of our stockholders, and no award may be amended in a way that materially impairs the rights of the recipient without the recipient’s consent (unless the amendment is necessary to comply with law or stock exchange rules).

•	Stock Options. Stock options permit the holder to purchase a specified number of shares of our common stock at a set price during a specified period of time. Options granted under the 2011 Plan may be either incentive or non-statutory stock options. The per share exercise price of options granted under the 2011 Plan generally may not be less than the fair market value of a share of our common stock on the date of grant.

•	Stock Appreciation Rights. SARs provide for payment to the holder of all or a portion of the excess of the fair market value of a specified number of shares of our common stock on the date of exercise over a specified exercise price. The per share exercise price of SARs granted under the 2011 Plan generally may not be less than the fair market value of a share of our common stock on the date of grant. Payment of an SAR may be made in cash or shares of our common stock or a combination of both, as determined by the compensation committee.

•	Restricted Stock. Restricted stock awards are awards of shares of our common stock that are subject to transfer restrictions and forfeiture conditions until such time as the shares vest, as determined by the compensation committee. Recipients of a restricted stock award will have the rights of a stockholder except as limited by the 2011 Plan or the award agreement.

•	Stock Units. Stock units provide the holder with the right to receive, in cash or shares of our common stock or a combination of both, the fair market value of a share of our common stock and will be subject to such vesting and forfeiture conditions and other restrictions as the compensation committee determines.

•	Other Stock-Based Awards. The compensation committee, in its discretion, may grant stock and other awards that are valued by reference to and/or payable in whole or in part in shares of our common stock under the 2011 Plan. The compensation committee will set the terms and conditions of such awards.

•	Cash Incentive Awards. A cash incentive award is to be a performance-based award, the payment of which is contingent upon the degree to which one or more specified performance goals have been achieved over the relevant performance period. Payment of a cash incentive award may be made in cash, in shares of our common stock, in other forms of awards under the 2011 Plan, or in some combination of these alternatives.

Dividends and Dividend Equivalents.  Dividends or distributions on unvested shares of restricted stock will generally be subject to the same restrictions as the underlying shares, but the compensation committee may permit the payment of unrestricted regular cash dividends on restricted stock awards that are subject only to service-based vesting conditions. Stock unit awards may, at the discretion of the compensation committee, provide the holder with the right to receive dividend equivalent payments with respect to the shares subject to the award.

Substitute Awards.  The compensation committee may grant awards under the 2011 Plan in substitution for awards granted by another entity acquired by our company or with which our company combines, and such awards will not count against the 2011 Plan’s share reserve. The terms and conditions of these substitute awards will be comparable to the terms of the awards replaced, and may therefore differ from the terms and conditions otherwise set forth in the 2011 Plan.

Transferability.  Awards granted under the 2011 Plan generally are not transferable except by will or the laws of descent and distribution or to an appropriately designated beneficiary. The compensation committee may, however, permit the transfer of awards other than incentive stock options pursuant to a qualified domestic relations order or by way of gift to a family member.

Termination of Service.  Unless otherwise provided in an award agreement or in connection with a change in control of our company, the effect of a termination of a participant’s service with our company will be as described in this paragraph. Upon termination for cause, all unvested awards and all unexercised stock options and SARs will be forfeited. Upon a voluntary termination of service by the recipient, currently exercisable portions of options and SARs will continue to be exercisable for three months. Upon an involuntary termination without cause, any portion of an award scheduled to become exercisable within six months will immediately become vested and exercisable and exercisable portions of options and SARs will continue to be exercisable for six months. Upon termination due to death or disability, any portion of an award scheduled to become exercisable within twelve months will immediately become vested and exercisable and exercisable portions of options and SARs will continue to be exercisable for twelve months. Upon termination due to retirement, any award will continue to vest for a period of twelve months and exercisable portions of options and SARs will continue to be exercisable for fifteen months after termination. Any post-termination exercise period may not, however, extend beyond the expiration date of any option or SAR. After giving effect to any accelerated or continued vesting as described in this paragraph, the unvested portion of any outstanding award will be forfeited in connection with a termination of service.

Change in Control.  Unless otherwise provided in an award agreement, if a change in control occurs that involves a sale of all or substantially all of our assets or a merger, consolidation, or reorganization involving our company, the surviving or successor entity may continue, assume or replace some or all of the outstanding awards under the 2011 Plan. If awards are continued, assumed or replaced in connection with such an event and if within 18 months after the event a participant experiences an involuntary termination of service other than for cause, or terminates his or her service for “good reason,” the participant’s outstanding awards will vest in full, will immediately become fully exercisable and will remain exercisable for one year following termination. If outstanding awards are not continued, assumed or replaced, then all outstanding options and SARs will become fully exercisable prior to the event and will terminate at the time of the event, and all outstanding restricted stock and stock unit awards will fully vest immediately prior to the event. Further, if awards are not continued, assumed or replaced, the compensation committee may provide for the cancellation of any outstanding award in exchange for payment to the holder of the amount of the consideration that would have been received in the event for the number of shares subject to the award, less the aggregate exercise price (if any) of the award.

In the event of a change in control that does not involve a merger, consolidation, reorganization, or sale of all or substantially all of our company’s assets, the compensation committee, in its discretion, may provide that any outstanding award will become fully vested and exercisable upon the change in control or upon the termination of the participant’s service without cause or for good reason within 18 months after the change in control, or that any outstanding award will be canceled in exchange for payment to the participant of the amount of the consideration that would have been received in the change in control for the number of shares subject to the award less the aggregate exercise price (if any) of the award.

Adjustment of Awards.  In the event of an equity restructuring that affects the per share value of our common stock, including a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary dividend, the compensation committee will make appropriate adjustment to: (1) the number and kind of securities reserved for issuance under the 2011 Plan, (2) the number and kind of securities subject to outstanding awards under the 2011 Plan, (3) the exercise price of outstanding options and SARs, and (4) any maximum limitations prescribed by the 2011 Plan as to grants of certain types of awards. The compensation committee may also make similar adjustments in the event of any other change in our company’s capitalization, including a merger, consolidation, reorganization or liquidation.

Amendment and Termination.  Unless earlier terminated, the 2011 Plan will automatically terminate ten years after its effective date, which we expect will be shortly before the completion of this offering. In addition, our board of directors may terminate, suspend or amend the 2011 Plan at any time, but, in general, no termination, suspension or amendment may materially impair the rights of any participant with respect to outstanding awards without the participant’s consent (unless such action is necessary to comply with applicable laws or stock exchange rules). Awards that are outstanding on the 2011 Plan’s termination date will remain in effect in accordance with the terms of the 2011 Plan and the applicable award agreements. Stockholder approval of any amendment of the 2011 Plan will be obtained if required by applicable law or the rules of the Nasdaq stock market.

Registration.  We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2011 Plan.

2008 Equity and Incentive Plan

Our 2008 Plan provides for the grant of incentive and nonqualified stock options, restricted stock, restricted stock units and other stock- or cash-based awards. Awards may be made to our employees, non-employee directors, and other consultants who provide services to us, but only employees may receive incentive stock option awards. A total of 2,005,036 shares of our common stock were reserved for issuance under the 2008 Plan, supplemented by shares that remained available for future awards as of the effective date of the 2008 Plan under the Fingerhut Direct Marketing, Inc. 2003 Equity Incentive Plan, which we refer to as our 2003 Plan, and the Fingerhut Direct Marketing, Inc. Amended and Restated 2005 Non-Employee Directors Equity Compensation Plan, which we refer to as our 2005 Plan. As of October 28, 2011, awards outstanding under our 2008 Plan consisted of options to purchase a total of 327,700 shares of our common stock with a weighted-average exercise price of $0.593 per share, and 743,928 shares of unvested restricted stock, and 75,711 shares remained available for future issuance under the 2008 Plan. We do not intend to grant any additional awards under the 2008 Plan once the 2011 Plan becomes effective, and any shares available for issuance under the 2008 Plan on that date will be become available for issuance under the 2011 Plan. All awards outstanding under the 2008 Plan will remain in effect and will continue to be governed by their existing terms after the completion of this offering.

Administration of Plan.  Our compensation committee administers the 2008 Plan and the awards granted under it with authority and discretion comparable to that described above in connection with the 2011 Plan.

Awards.  Only stock options and restricted stock have been awarded under the 2008 Plan, and no awards of any other kind are expected to be made under the 2008 Plan.

•	Stock Options. Stock options granted under the 2008 Plan may only be nonqualified stock options. The per share exercise price of options granted under the 2008 Plan generally may not be less than the fair market value of a share of our common stock on the date of grant. The stock options that are outstanding under the 2008 Plan generally have a 10 year term and are generally scheduled to vest and become exercisable in four equal annual installments.

•	Restricted Stock. Restricted stock awards that are outstanding under the 2008 Plan generally are scheduled to vest in either four or five equal annual installments. Recipients of such awards are entitled to vote and receive all dividends on such restricted shares, but have no other rights of a stockholder until such restricted shares vest.

Termination of Service.  The effect of a termination of service upon a participant’s stock option or restricted stock award under the 2008 Plan is generally described in the “Potential Payments upon Termination or Change in Control” section above.

Transferability.  Awards granted under the 2008 Plan generally are not transferable except by will or the laws of descent and distribution.

Change in Control.  The effect of a change in control upon a participant’s stock option or restricted stock award as provided in award agreements under the 2008 Plan is generally described in the “Potential Payments upon Termination or Change in Control” section above. With respect to option award agreements that do not specify the consequences of a change in control, the 2008 Plan provides that unless an option is continued, assumed or replaced in connection with a change in control, the compensation committee shall take one of a number of specified actions to effectively enable the optionee to participate as a stockholder in the change in control transaction.

Adjustment of Awards.  In the event of any stock dividend, stock split, spinoff, recapitalization, merger, consolidation, reorganization or other change in capital structure affecting our company, the compensation committee will make appropriate adjustment to: (1) the number and kind of securities reserved for issuance under the 2008 Plan, (2) the number and kind of securities subject to outstanding awards under the 2008 Plan, (3) the exercise price of outstanding options, and (4) any other provisions of awards affected by the change.

Registration.  We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2008 Plan.

2003 Equity Incentive Plan

Our 2003 Plan provided for the grant of incentive and nonqualified stock options, restricted stock and restricted stock units. Awards could be made to our employees, non-employee directors, and other consultants who provide services to us, but only employees could receive incentive stock option awards. As of October 28, 2011, the only awards outstanding under our 2003 Plan consisted of options to purchase a total of 128,424 shares of our common stock with a weighted-average exercise price of $6.496 per share. When the 2008 Plan became effective, all shares available for future issuance under the 2003 Plan became available for issuance under the 2008 Plan, and no additional awards have been granted under the 2003 Plan since that time. Option awards outstanding under the 2003 Plan will remain in effect and will continue to be governed by their existing terms after the completion of this offering.

Administration.  Our board of directors, or a committee appointed by our board of directors, has the authority to administer the 2003 Plan and the awards granted under it. Our compensation committee currently administers the 2003 Plan with authority and discretion comparable to that described above in connection with the 2011 Plan.

Stock Options.  In general, options granted under the 2003 Plan have a maximum term of ten years from the date of grant, and a per share exercise price equal to the fair market value of a share of our common stock on the date of grant. The stock options that are outstanding under the 2003 Plan generally have a 10 year term and are generally scheduled to vest and become exercisable in four equal annual installments.

Termination of Service.  If a participant’s service with our company is terminated for cause, all unexercised stock options will be forfeited. If an executive-level participant’s service terminates due to death, disability or retirement, each outstanding stock option will remain exercisable until the earliest of (i) 24 months after the termination of employment, (ii) 90 days after the completion of our company’s initial public offering, or (iii) the expiration date of the option. If an executive-level participant’s service terminates for any other reason, the post-termination exercise periods will be the same for vested options except that clause (ii) in the previous sentence shall refer to a period ending 90 days after the date of termination if our company’s common stock was publicly traded on the date of termination. Post-termination exercise periods for other participants are generally twelve months in the case of death or disability, and three months in other circumstances, subject in all cases to the expiration date of the option.

Transferability.  Option awards under the 2003 Plan generally are not transferable except by will or the laws of descent and distribution, but the compensation committee may permit nonqualified options to be transferred by gift to a participant’s family member.

Adjustment of Awards.  In the event of any stock dividend, stock split, spinoff, or subdivision or consolidation of shares, our board of directors may make appropriate adjustment to the number shares subject to outstanding option awards and the exercise price of outstanding options.

Registration.  We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2003 Plan.

2005 Non-Employee Directors Stock Option Plan

There is only one unexercised option award currently outstanding under our 2005 Plan, and that award is described in the “Compensation of Directors” section above. When the 2008 Plan became effective, all shares available for future issuance under the 2005 Plan became available for issuance under the 2008 Plan, and no additional awards have been granted under the 2005 Plan since that time. The option award outstanding under the 2005 Plan will remain in effect and will continue to be governed by its existing terms after the completion of this offering.

Registration.  We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under the 2005 Plan.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of October 28, 2011 regarding the beneficial ownership of our common stock immediately prior to the completion of this offering, and as adjusted to give effect to this offering, assuming no exercise of the over-allotment option and full exercise of the over-allotment option, by:

•	each person or group who is known by us to own beneficially more than 5% of outstanding shares of any class of our stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of the executive officers and directors as a group.

Beneficial ownership for the purposes of the following table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of October 28, 2011 are deemed to be outstanding and beneficially owned by the person holding the options or warrants. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

Percentage of beneficial ownership prior to this offering is based on 19,514,238 shares of common stock outstanding as of October 28, 2011 on an as if converted basis, which includes both shares of common stock currently outstanding and shares of common stock issuable upon the conversion of all outstanding shares of our preferred stock upon completion of this offering, but excludes common shares to be issued in payment of accrued and unpaid dividends on outstanding preferred stock due upon conversion of the preferred stock, which are also excluded from the number reported for each person prior to this offering. Percentage of beneficial ownership after this offering is based on 34,909,624 shares of common stock to be outstanding after the completion of this offering, including the issuance of 5,395,386 shares of common stock estimated to be issued in satisfaction of accrued and unpaid dividends payable upon conversion of our outstanding preferred stock, based on an assumed conversion date of November 21, 2011, which shares are also included in the number reported for each person after this offering (but are not included in the footnotes to this table).

Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each stockholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the stockholder. Unless otherwise indicated in the table or footnotes below, the address for each beneficial owner is c/o Bluestem Brands, Inc., 6509 Flying Cloud Drive, Suite 101, Eden Prairie, Minnesota 55344.

				Beneficial Ownership After this Offering
					Percent	Percent
					(assuming no	(assuming full
	Beneficial Ownership Prior to this Offering				exercise of	exercise of
Executive Officers & Directors	Number		Percent	Number	over-allotment)	over-allotment)

Brian A. Smith	900,976	(1)	5%	931,275	3%	3%
John F. Damrow	293,409	(2)	2%	295,045	1%	1%
Chidambaram A. Chidambaram	228,209		1%	228,209	1%	1%
Raymond G. Frigo	228,209		1%	228,209	1%	1%
Mark P. Wagener	228,208		1%	228,208	1%	1%
Michael M. Brown	5,654,371	(3)	29%	7,258,579	21%	20%
John A. Giuliani	80,133	(4)	*	86,715	*	*
Roy A. Guthrie	55,903	(5)	*	56,315	*	*
Michael A. Krupka	2,801,399	(6)	14%	3,596,928	10%	10%
Alice M. Richter	59,178	(7)	*	62,725	*	*
Scott L. Savitz	53,081	(17)	*	53,284	*	*
Executive officers & directors as a group (15 persons)	10,750,232	(8)	55%	13,192,648	38%	36%

5% Stockholders

Funds affiliated with Bain Capital	2,801,399	(6)	14%	3,596,928	10%	10%
Funds affiliated with Battery Ventures	5,654,371	(3)	29%	7,258,579	21%	20%
Brookside Capital Partners Fund, L.P.	2,829,698	(9)	15%	3,633,264	10%	10%
Petters Group Worldwide and affiliates	4,159,085	(10)	21%	6,186,431	18%	17%
CCP Credit Acquisition Holdings, LLC	244,512	(11)	1%	272,660	1%	1%
CIGPF I Corp.	398,044	(12)	2%	422,897	1%	1%
Eton Park Fund, L.P.	203,760	(13)	1%	227,217	1%	1%
Goldman, Sachs & Co.	916,913	(14)	4%	1,022,468	3%	3%
Funds affiliated with Prudential Capital	1,149,948	(15)	6%	1,231,778	3%	3%
Funds affiliated with Fortress Investment Group LLC	916,914	(16)	4%	1,022,469	3%	3%

*	Indicates ownership of less than 1%.

(1)	Includes 109,935 shares of common stock issuable upon conversion of preferred stock.

(2)	Includes 14,180 shares of common stock issuable upon conversion of preferred stock, and 279,229 shares of common stock owned by Mr. Damrow and Michele Naze-Damrow as trustees of the John Damrow Trust.

(3)	Includes 5,428,197 shares of common stock issuable upon conversion of preferred stock owned by Battery Ventures VI, L.P. and 226,174 shares of common stock issuable upon conversion of preferred stock owned by Battery Investment Partners VI, LLC. Battery Partners VI, LLC, the sole general partner of Battery Ventures VI, L.P., and its managing members Thomas J. Crotty, Oliver D. Curme, Richard D. Frisbie, Morgan M. Jones, Kenneth P. Lawler, R. David Tabors and Scott R. Tobin may be deemed to have shared voting and investment power over the shares held by Battery Ventures VI, L.P. Each of Messrs. Crotty, Curme, Frisbie, Jones, Lawler, Tabors and Tobin disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein. Messrs. Crotty and Curme hold voting and investment power over the shares held by Battery Investment Partners VI, LLC, and Michael Brown is a member of Battery Investment Partners VI, LLC. Each of Messrs. Crotty, Curme and Brown disclaim beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of the funds affiliated with Battery Ventures is 930 Winter Street, Suite 2500, Waltham, MA 02451.

(4)	Includes 38,410 shares of common stock issuable upon conversion of preferred stock. Includes 20,069 shares of common stock subject to options that are exercisable within 60 days of the date of the table.

footnotes continued on following page

(5)	Includes 14,180 shares of common stock issuable upon conversion of preferred stock.

(6)	Includes 879,042 shares of common stock issuable upon conversion of preferred stock owned by Bain Capital Venture Fund 2001, L.P., whose sole general partner is Bain Capital Venture Partners 2001, L.P., whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”), 156,609 shares of common stock issuable upon conversion of preferred stock owned by BCIP Associates III, LLC, whose manager is BCIP Associates III, whose sole managing general partner is Bain Capital Investors, LLC (“BCI”), which has appointed BCVI as attorney-in-fact with respect to such shares, 10,920 shares of common stock issuable upon conversion of preferred stock owned by BCIP Associates III-B, LLC, whose manager is BCIP Associates III-B, whose sole managing partner is BCI, which has appointed BCVI as attorney-in-fact with respect to such shares, 217,453 shares of common stock issuable upon conversion of preferred stock owned by BCIP Venture Associates, 3,434 shares of common stock issuable upon conversion of preferred stock owned by BCIP Venture Associates-B, and 1,533,941 shares of common stock issuable upon conversion of preferred stock owned by Bain Capital Venture Fund 2007, L.P., whose sole general partner is Bain Capital Venture Partners 2007, L.P., whose sole general partner is BCVI. By virtue of the relationships of the funds affiliated with Bain Capital, BCVI and Michael A. Krupka, sole managing member of BCVI, may be deemed to have shared voting and investment power over the shares held by funds affiliated with Bain Capital. Mr. Krupka disclaims beneficial ownership of such shares except to the extent of his pecuniary interests therein. The address of the funds affiliated with Bain Capital is John Hancock Tower, 200 Claredon Street, Boston, MA 02116.

(7)	Includes 17,456 shares of common stock issuable upon conversion of preferred stock. All shares are owned by Ms. Richter and Charles H. Richter as trustees of the Alice M. Richter Revocable Trust dated February 25, 2000.

(8)	Includes 37,970 shares of common stock subject to options that are exercisable within 60 days of the date of the table.

(9)	Includes 2,829,698 shares of common stock issuable upon conversion of preferred stock. Brookside Capital Investors, L.P., the sole general partner of Brookside Capital Partners Fund, L.P., and Brookside Capital Management, LLC, the sole general partner of Brookside Capital Investors, L.P., and Domenic Ferrante, the sole managing member of Brookside Capital Management, LLC, may be deemed to have shared voting and investment power over the shares held by Brookside Capital Partners Fund, L.P., however each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. The address of Brookside Capital Partners Fund, L.P. is John Hancock Tower, 200 Claredon Street, Boston, MA 02116.

(10)	Includes 3,578,025 shares of common stock issuable upon conversion of preferred stock owned by Petters Group Worldwide, LLC, 567,101 shares of common stock owned by EBP Select Holdings, LLC and 13,959 shares of common stock owned by RTB Holding, LLC. Douglas A. Kelly, solely in his capacity as the court-appointed trustee or receiver, as applicable, for Petters Group Worldwide, LLC, Thomas Petters and entities formerly controlled by Thomas Petters, may be deemed to have voting and investment power over the shares held by Petters Group Worldwide and its affiliates. Mr. Kelly disclaims beneficial ownership of such shares. The address of Petters Group Worldwide and its affiliates is Kelley, Wolter & Scott, P.A., 431 S. Seventh Street, Suite 2530, Minneapolis, MN 55415.

(11)	Includes 244,512 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table. Amounts listed for beneficial ownership after this offering include 28,148 additional shares that will be subject to such warrants due to anti-dilution adjustments thereunder as a result of the payment of the accrued dividends on our Series B Preferred Stock in connection with this offering. Centerbridge Credit Partners, L.P., a Delaware limited partnership and Centerbridge Credit Partners Master, L.P., a Cayman Islands exempted limited partnership are the sole members of CCP Credit Acquisition Holdings, L.L.C., a Delaware limited liability company. Mark T. Gallogly and Jeffery H. Aronson, share the power to vote the shares held by CCP Credit Acquisition Holdings, L.L.C. Each of the funds and Mr. Gallogly and Mr. Aronson disclaim beneficial ownership of the shares held by CCP Credit Acquisition Holdings, L.L.C. The address of CCP Credit Acquisition Holdings, L.L.C. is 375 Park Ave., Floor 12, New York, NY 10152-1300.

(12)	Includes 349,807 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table and 48,237 shares of common stock issuable upon conversion of preferred stock. Citigroup, Inc. is a public company (NYSE: C) with ultimate voting and dispositive power over the shares. The address of CIGPF I Corp. is 390 Greenwich Street, Floor 4, New York, NY 10013-2375.

(13)	Includes 203,760 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table. Amounts listed for beneficial ownership after this offering include 23,457 additional shares that will be subject to such warrants due to anti-dilution adjustments thereunder as a result of the payment of the accrued dividends on our Series B Preferred Stock in connection with this offering. Eton Park Associates, L.P., the general partner of Eton Park Fund, L.P., Eton Park Associates, L.L.C., the general partner of Eton Park Associates, L.P., and Eric M. Mindich, the managing member of Eton Park Associates, L.L.C., may be deemed to have shared voting and investment power over the shares held by Eton Park Fund, L.P., however each disclaims beneficial ownership of such shares except to the extent of their pecuniary interest therein. Eton Park Fund, L.P. is a client of Eton Park Capital Management, L.P. and Eton Park Capital Management, L.L.C. serves as the general partner of Eton Park Capital Management, L.P. Mr. Mindich is the managing footnotes continued on following page

member of Eton Park Capital Management, L.L.C. and may, by virtue of his position as managing member, be deemed to have shared voting and investment power over the shares held by Eton Park Fund, L.P., however Mr. Mindich disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of Eton Park Fund, L.P. is 825 Third Avenue, Floor 29, New York, NY 10022.

(14)	Includes 916,913 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table. Amounts listed for beneficial ownership after this offering include 105,555 additional shares that will be subject to such warrants due to anti-dilution adjustments thereunder as a result of the payment of the accrued dividends on our Series B Preferred Stock in connection with this offering. The address of Goldman, Sachs & Co. is 200 West Street, New York, NY 10282.

(15)	Includes (i) 45,425 shares of common stock issuable upon conversion of preferred stock subject to warrants that are exercisable within 60 days of the date of the table and 73,043 shares of common stock issuable upon conversion of preferred stock owned by Prudential Capital Partners (Parallel Fund) II, L.P., (ii) 377,871 shares of common stock issuable upon conversion of preferred stock subject to warrants that are exercisable within 60 days of the date of the table and 607,627 shares of common stock issuable upon conversion of preferred stock owned by Prudential Capital Partners II L.P., and (iii) 17,631 shares of common stock issuable upon conversion of preferred stock subject to warrants that are exercisable within 60 days of the date of the table and 28,351 shares of common stock issuable upon conversion of preferred stock owned by Prudential Capital Partners Management Fund II, L.P. The Prudential Capital Partners (Parallel Fund) II, L.P., Prudential Capital Partners II L.P. and Prudential Capital Partners Management Fund II, L.P. are related entities whose general partners are ultimately under the common control of Prudential Investment Management, Inc., a Delaware corporation and a wholly-owned subsidiary of Prudential Financial, Inc. The address of the funds affiliated with Prudential Capital is 180 N. Stetson Ave, Chicago, IL 60601-6710.

(16)	Fortress Investment Group, LLC, a public company (NYSE: FIG) indirectly controls the voting and disposition of the shares as follows: 590,900 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table owned by DB FHUT LLC, 163,007 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table owned by FPF FHUT LLC and 163,007 shares of common stock subject to warrants that are exercisable within 60 days of the date of the table owned by FCOF UB Investments LLC. Amounts listed for beneficial ownership after this offering include 105,555 additional shares that will be subject to such warrants due to anti-dilution adjustments thereunder as a result of the payment of the accrued dividends on our Series B Preferred Stock in connection with this offering. Drawbridge Special Opportunities Fund LP (“DBSO Fund LP”) holds a 100% interest in DB FHUT LLC. Drawbridge Special Opportunities GP LLC (“DBSO GP”) is the general partner of DBSO Fund LP. Fortress Principal Investment Holdings IV LLC (“Principal Holdings”) is the managing member of DBSO GP. Drawbridge Special Opportunities Advisors LLC (“DBSO Advisors”) is the investment advisor for DBSO Fund LP. Fortress Credit Opportunities Fund (A) LP (“FCO Fund A”) holds a 29.419632% interest in FCOF UB Investments LLC (’FCOF UB”). Fortress Credit Opportunities Fund (B) LP (“FCO Fund B”) holds a 38.509638% interest in FCOF UB. Fortress Credit Opportunities Fund (C) LP (“FCO Fund C”) holds a 32.070730% interest in FCOF UB. FCO Fund GP LLC (“FCO GP”) is the general partner for each of FCO Fund A, FCO Fund B and FCO Fund C. Fortress Operating Entity I LP (“FOE I”) is the managing member of FCO GP. Fortress Credit Opportunities Advisors LLC (“FCO Advisors”) is the investment advisor for each of FCO Fund A, FCO Fund B and FCO Fund C. Fortress Partners Fund LP (“FPF LP”) holds a 100% interest in FPF FHUT LLC. Fortress Partners GP LLC (“FP GP LLC”) is the general partner of FPF LP. Principal Holdings is the managing member of FP GP LLC. Fortress Partners Advisors LLC (“FP Advisors”) is the investment advisor for FPF LP. FIG LLC (“FIG”) holds a 100% interest in DBSO Advisors, FCO Advisors and FP Advisors. FOE I is the sole managing member of each of FIG and Principal Holdings. FIG Corp. is the general partner of FOE I. FIG Corp. is wholly-owned by Fortress Investment Group LLC. Fortress Investment Group LLC and the affiliated entities listed above may be deemed to have shared voting and investment power over the shares held by FPF FHUT LLC, FCOF UB Investments LLC and DB FHUT LLC. Each of Fortress Investment Group LLC and the affiliated entities disclaim beneficial ownership of such shares. The address of the funds affiliated with Fortress Investment Group is 1345 Avenue of the Americas Floor 46, New York, NY 10105-2200.

(17)	Includes 11,358 shares of common stock issuable upon conversion of preferred stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since February 1, 2008, we have engaged in the transactions described below with certain of our executive officers, directors, holders of more than 5% of our voting securities and their affiliates and immediate family members. We believe that all such transactions since February 1, 2008 have been on terms that we could have obtained from non-related third parties. Certain of these transactions may have been entered into prior to February 1, 2008, but were in existence at February 1, 2008, and may involve persons who were at the time of the original transaction, but no longer are, directors, officers or 5% stockholders.

Issuance of Series A Preferred Stock

In February, October and November of 2004, we entered into agreements with certain investors, including Brookside Capital Investors, L.P., funds affiliated with Bain Capital, funds affiliated with Battery Ventures, Petters Group Worldwide and affiliates, and Brian Smith, pursuant to which we issued and sold a total of 749,995,554 shares of our Series A Preferred Stock at a price per share of $0.10511. These 2004 transactions were the initial investments that Brookside Capital Investors, L.P., funds affiliated with Bain Capital, and funds affiliated with Battery Ventures made in us. In connection with the sale of our Series A Preferred Stock, we and the purchasing investors entered into a stockholders agreement and investor rights agreement.

In connection with the initial Series A Preferred Stock closing, certain promissory notes outstanding with affiliates of Petters Group Worldwide were repaid by Bluestem in cash and Series A Preferred Stock. Pursuant to the Stock Purchase Agreement dated February 24, 2004, among Bluestem and the Series A Preferred Stock investors, payment of accrued interest on this indebtedness in the amount of $799,167 was deferred. Payment of half of the accrued interest was deferred until Bluestem achieved annual net income. This portion of the deferred interest became due and was paid in 2007. The remaining balance of the deferred interest, $399,584, is payable after or in connection with a transaction or series of transactions in which Brookside Capital Investors, L.P., funds affiliated with Bain Capital, and funds affiliated with Battery Ventures receive consideration, in the form of cash or readily tradable equity securities, with a value in excess of 250% of the total amount invested in Bluestem by such entities. No such transaction has occurred to date.

The 2004 stockholder and investor rights agreements were amended and restated in March 2006 in connection with a financing funded by certain affiliates of Prudential Capital, as described below under the heading “March 2006 Financing.” These agreements were further amended and restated in May 2008 in connection with the issuance of Series B Preferred Stock described below, and again in 2011 in anticipation of our initial public offering contemplated hereby.

March 2006 Financing

In March 2006 we entered into a financing arrangement with Prudential Capital Partners II, L.P. as subordinated collateral agent pursuant to which we sold $30 million in initial aggregate principal amount of Senior Subordinated Secured Notes due November 21, 2013 and in connection with which we issued to Prudential Capital Partners II, L.P. and certain of its affiliates warrants to purchase 41,742,458 shares of our Series A Preferred Stock at a per share exercise price of $0.01. Pursuant to these warrants, and together with other shares of our capital stock held by them, Prudential and its affiliates beneficially own approximately 3% of our outstanding common stock on an as if converted basis. We intend to use a portion of the net proceeds from this offering to retire the outstanding $30 million Senior Subordinated Secured Notes.

May 2008 Financings

Issuance of Series B Preferred Stock

In May 2008 we entered into an agreement with investors pursuant to which we issued and sold 750,839,038 shares of our Series B Preferred Stock at a price per share of $0.0745. The following table summarizes sales by us of our Series B Preferred Stock to certain of our present and former directors, executive officers, holders of more than 5% of our voting securities and their affiliates in connection with this private placement financing transaction:

Shares of Series B
Investors	Preferred Stock

Directors and executive officers:
John Giuliani	2,684,924
William Dunlap (1)	872,600
Alice Richter	872,600
Brian Smith (also a 5% stockholder)	6,712,310
John Damrow	1,342,462
Other 5% stockholders:
Funds affiliated with Bain Capital (2)	166,129,684
Funds affiliated with Battery Ventures (3)	335,615,518
Brookside Capital Partners Fund, L.P.	167,807,760
Funds affiliated with Prudential Capital (4)	67,123,104

(1)	At the time of the sale of our Series B Preferred Stock, Mr. Dunlap was serving on our board of directors.

(2)	Includes 145,218,255 shares purchased by Bain Capital Venture Fund 2007, L.P., 20,586,298 shares purchased by BCIP Venture Associates, and 325,131 shares purchased by BCIP Venture Associates-B.

(3)	Includes 322,190,898 shares purchased by Battery Ventures VI, L.P. and 13,424,620 shares purchased by Battery Investment Partners VI, LLC.

(4)	Includes 57,524,060 shares purchased by Prudential Capital Partners II, L.P., 6,915,051 shares purchased by Prudential Capital Partners (Parallel Fund) II, L.P. and 2,683,993 shares purchased by Prudential Capital Partners Management Fund II, L.P.

Accounts Receivable Credit Facility

In May 2008 we entered into a $280 million revolving credit facility maturing May 15, 2011 with Goldman Sachs Specialty Lending Group, L.P. and Fortress Credit Corp, each of whom was committed to 50% of the total amount of the facility. This facility was secured by the customer accounts receivable we purchase daily from the Credit Issuers and by cash collateral. Daily outstanding balances on this facility bore interest at LIBOR plus 8% with a 3% LIBOR floor. During the time the facility was outstanding, we paid a total of $573.5 million in principal and $51.4 million in interest, as well as $12.2 million in fees and prepayment penalties.

We also entered into a contingent fee agreement with these lenders whereby we agreed to pay them a fee contingent upon the occurrence of a defined liquidation, sale or change of control transaction (including, in certain circumstances, an initial public offering). The contingent fee ranges from $0 to $28.9 million based on the timing and proceeds from a triggering event occurring before May 15, 2018. The offering made hereby will not trigger any payment under this agreement, and the contingent fee agreement will terminate upon consummation of this offering.

Upon closing of this financing, we also issued to each of Goldman, Sachs & Co. and Fortress Credit Corp. warrants to purchase 1,141,049 shares of our common stock, which totaled 5% each of our fully diluted common stock, at a per share exercise price of $0.9467. Certain of these warrants were subsequently transferred to other lenders in the syndicate, and now each of Goldman and Fortress with their affiliates hold warrants to purchase 916,913 shares of our common stock. As described in more detail below under “Conversion of Preferred Stock and Payment of Dividends,” these warrants have anti-dilution protection that will be triggered by the anticipated payment of the accrued and unpaid dividends on our Series B Preferred Stock in connection with the conversion of such shares upon consummation of this offering. These warrants include put rights that could, in certain circumstances, require us to repurchase the warrants, or the shares issued upon exercise thereof, from the warrant holders. However, the put rights will terminate upon completion of this initial public offering. These warrants expire in 2018. This revolving credit facility was refinanced in August 2010, as described below under “August 2010 Debt Refinancing.”

Stockholders Agreement

In May 2008, in connection with the issuance of our Series B Preferred Stock, we amended and restated the stockholders agreement that was originally entered into in 2004 in connection with the issuance of our Series A Preferred Stock. Under this agreement, we and certain of our stockholders have agreed to take all necessary action, including voting of shares, to cause persons designated in accordance with the agreement to be elected to our board of directors. See “Management” for a more detailed description of these arrangements. The agreement also grants each of the stockholders and the company certain rights of first refusal and preemptive rights to participate in the sale of equity securities in connection with the sale of equity securities by the company or another party to the agreement. This agreement will terminate upon completion of this offering. The parties to this agreement include certain parties with relationships with Bluestem, including certain of our present and former directors, executive officers, holders of more than 5% of our voting securities and their affiliates. The following is a list of the related parties who are parties to this agreement:

Directors:	John Giuliani, William Dunlap, who resigned from our board in 2008, Alice Richter, Roy Guthrie and Scott Savitz
Executive Officers:	Brian Smith, who is also a director and 5% stockholder of the company, and John Damrow
Other 5% Stockholders:	Brookside Capital Investors, L.P., funds affiliated with Bain Capital, funds affiliated with Battery Ventures, Petters Group Worldwide and affiliates, affiliates of Prudential Capital, Goldman Sachs & Co., Fortress Credit Corp. and affiliates and CIGPF I Corp.

Investor Rights Agreement

In May 2008, in connection with the issuance of our Series B Preferred Stock, we amended and restated the investor rights agreement that was originally entered into in 2004 in connection with the issuance of our Series A Preferred Stock. Under this agreement, we have granted certain of our stockholders certain registration rights, inspection and board observer rights. See “Description of Capital Stock” and “Management” for a more detailed description of these rights. Certain provisions of this agreement, including the inspection and board observer rights, will terminate upon completion of this offering. Provisions of this agreement that give the parties thereto certain rights with respect to the registration of our securities and related matters will not terminate upon the completion of this offering. The parties to this agreement include certain parties with relationships with Bluestem, including certain of our present and former directors, executive officers, holders of more than 5% of our voting securities and their affiliates. The following is a list of the related parties who are parties to this agreement:

Directors:	John Giuliani, William Dunlap, who resigned from our board in 2008, Alice Richter, Roy Guthrie and Scott Savitz
Executive Officers:	Brian Smith, who is also a director and 5% stockholder of the company, and John Damrow
Other 5% Stockholders:	Brookside Capital Investors, L.P., funds affiliated with Bain Capital, funds affiliated with Battery Ventures, Petters Group Worldwide and affiliates, affiliates of Prudential Capital, Goldman Sachs & Co., Fortress Credit Corp. and affiliates, and CIGPF I Corp.

Thomas J. Petters and Affiliates

As of the date of this prospectus, three affiliated entities, Petters Group Worldwide, LLC (“PGW”), RTB Holdings, LLC (“RTB”) and EBP Select Holdings LLC (“EBP”), hold 338,731,641 shares of our Series A Preferred Stock and 581,060 shares of common stock, or approximately 21% of our outstanding common stock on an as if converted basis (excluding common shares to be issued in payment of accrued and unpaid dividends on outstanding preferred stock due upon conversion of the preferred stock). We refer to these three entities collectively as the “Petters Affiliates” and the shares of capital stock as the “Petters Shares.” PGW is presently in Chapter 11 proceedings under the U.S. Bankruptcy Code, and each of RTB and EBP is presently in federal receivership. The bankruptcy of PGW is under the supervision of the United States Bankruptcy court for the District of Minnesota and the receivership is under the supervision of the United States District Court for the District of Minnesota. These courts have approved the appointment of Douglas A. Kelley, Minneapolis, Minnesota, as trustee and receiver (the “Trustee”) for these entities.

The bankruptcy and receivership proceedings and subsequent appointment of the Trustee for the Petters Affiliates (and Mr. Petters, individually) followed the arrest in October 2008 of Thomas J. Petters on charges of wire and mail fraud, conspiracy and money laundering. Mr. Petters was the sole or controlling member of the Petters Affiliates. Mr. Petters was tried and convicted in December 2009 on all charges. A company half-owned by Mr. Petters founded the current company when it acquired the key operating assets of the Fingerhut brand from Federated Department Stores. None of the fraudulent activity of which Mr. Petters was convicted was at any time alleged directly to involve our company or its subsidiaries, nor has our company or any subsidiary been the subject of or participated in any civil or criminal proceeding arising out of his fraudulent activity. The Trustee has furnished to us a letter dated August 25, 2011 (the “Trustee Letter”), to the effect that based on information actually known to the Trustee at the date of the letter, it does not know of any actual or potential claim in its capacity as trustee or receiver against the company or its subsidiaries.

Although we and our subsidiaries have not been the subject of any such demand, the Trustee has made demand of, and in some cases instigated litigation against, numerous individuals, charitable organizations, businesses and other persons to recover for the benefit of creditors certain amounts received by these persons from Mr. Petters or his affiliates, at a time when they were insolvent, for which the Trustee does not believe that legally sufficient consideration was received in return, commonly referred to as a clawback. Among the individuals subject to these demands and litigation are one current and one former employee who have made claims for indemnification against the company arising out of the Trustee’s actions. The company reimbursed to these employees settlement payments made by them to the Trustee aggregating $10,000 upon a determination that the applicable standard of conduct and other requirements for indemnification had been satisfied.

Based on information furnished in publicly filed Trustee litigation or furnished to Bluestem by the Trustee, the Trustee has asserted additional clawback claims known to the Trustee aggregating approximately $12.7 million against four former Bluestem directors who Bluestem believes were acting as employees of, or lenders or consultants to, Petters affiliates other than Bluestem when the payments which are the subject of the Trustee’s clawback claims were made. The Trustee has advised that similar clawback claims against a former Bluestem director and executive officer, who was also believed to be acting in a capacity unrelated to Bluestem in connection with receipt of the payments which are the subject of the clawback demand, were resolved by such individual by payment to the Trustee of $2.1 million. No claim for indemnification or advancement of litigation expenses has been made against Bluestem in respect of any of these asserted Trustee claims except for a claim by one of these former directors, William Dunlap. The Trustee has commenced litigation against Mr. Dunlap seeking recovery of approximately $3.8 million. In November 2010, Mr. Dunlap made a demand for advancement of expenses and indemnification from the company because he alleged he has been made a defendant in the proceeding “in part by reason of his official capacity as a director of Bluestem.” Based on information currently available to it and in part the absence of any evidence that the disputed amounts were in any way related to Mr. Dunlap’s service as a director of the company or as to which Bluestem accepted any intended benefit, the company disputes Mr. Dunlap’s claim and, in December 2010, rejected his demand for indemnification and advancement of expenses. The foregoing Trustee claims or other claims by the Trustee against persons who have had a relationship with the company could possibly result in claims for indemnification, advancement of expenses or other claims for damages against the company that could be successful and could result in significant payments by us for the benefit of such persons for which insurance may not be available.

Brian Smith, our Chairman and Chief Executive Officer and a beneficial holder of approximately 5% of our common stock, was also the subject of a Trustee clawback demand in respect of two cash bonus payments in 2003 and 2005 in aggregate of $110,000 received by him from a Petters affiliate while acting as an employee of Bluestem and in consideration of services to Bluestem. The Trustee also made a clawback demand in respect of a transfer in 2005 of shares of our common stock from Mr. Petters to Mr. Smith in consideration of services to Bluestem. The value of these shares was recorded as compensation by Bluestem at the time of transfer at $158,440. Mr. Smith responded to these demands by reimbursing the Trustee in the amount of the bonus payments and paying to the Trustee the full value of the shares at the time of transfer. Mr. Smith made a demand for indemnification to Bluestem for reimbursement of $166,569, an amount equal to the $158,440 payment to the Trustee and $8,129 in attorneys’ fees relating to resolution of that clawback demand. The company reimbursed to Mr. Smith $166,569 upon a determination by our board of directors that the applicable standard of conduct and other requirements for indemnification had been satisfied and upon receipt from Mr. Smith of a release of Bluestem of any claim arising out of these clawback demands.

Except as disclosed in the three immediately preceding paragraphs, the Trustee has advised Bluestem pursuant to the Trustee Letter that it does not know of any actual or potential claim in its capacity as trustee or receiver against any of Bluestem’s current or former officers or directors, its significant securityholders or the underwriters named on the cover page of this prospectus. Further, the Trustee has agreed to provide at the time of closing of this offering a release of all claims, known or unknown, that the Trustee may then or in the future have against Bluestem, current or former officers and directors of the company (other than the asserted and pending claims of the Trustee described above), our significant securityholders or the underwriters named on the cover page of this prospectus, arising out of any act, omission, transaction, event or occurrence that relates to Bluestem and takes place prior to the time of closing of this offering. The Trustee would reserve any rights he may have as a stockholder arising following the closing of this offering under the surviving provisions of the investor rights agreement (relating to registration rights) and under our certificate of incorporation and by-laws. The Trustee has obtained approval from the supervising courts to furnish the release. The obligation of the underwriters to take and pay for the common stock offered by this prospectus is conditioned on delivery by the Trustee of the release.

At the present time, Mr. Petters and his affiliates have no relationship with Bluestem except in respect of the Petters Affiliates’ minority stock ownership in Bluestem and the continuing contractual rights of the Petters Affiliates under the amended and restated stockholders agreement and the amended and restated investor rights agreement, originally entered into in connection with the company’s 2004 Series A Preferred Stock financing, and under the related stock purchase agreement (including the company’s deferred interest obligation), each as described above.

The Trustee exercises all ownership rights with respect to the Petters Shares and all rights of Mr. Petters and the Petters Affiliates under the stockholders agreement and the investor rights agreement. Pursuant to the investor rights agreement, the Trustee has designated Richard Evans as an observer to our board of directors. The stockholders agreement and the investor rights agreement, each of which will terminate upon completion of this offering, except with respect to the registration and related rights included in the investor rights agreement, are more fully described above and elsewhere in this prospectus.

Following its organizational phase, Mr. Petters was never an officer of the company or responsible for its day to day operations, and following April 2005 was not a director of the company. Historical transactional relationships included certain shared administrative services between Petters affiliates and Bluestem, debt financings, merchandise sales and purchases, real property leases and third party guaranties by Petters affiliates. All these arrangements were satisfied or terminated prior to 2008, except as follows. Since February 1, 2008, neither Mr. Petters nor his affiliates has had any relationship with Bluestem, other than the minority equity related interests and deferred interest obligation referred to above, the ordinary course rental and inventory transactions described below, and the Petters Affiliates’ interest in the license of the Master Craft and Master Craft Pro trademarks described below.

In 2008, we had a number of ordinary course transactions with Petters affiliates. We subleased warehouse space to Petters Warehouse Direct, Inc., recognizing rental income of $23,000 in 2008. We also sold excess and customer return merchandise and vendor samples to Petters Warehouse Direct, Inc., receiving $51,000 in 2008. Finally, we purchased inventory from MLO Appliance Co. LLC, paying $743,000 in 2008.

For several years beginning in November 2003 we used the trademarks Master Craft and Master Craft Pro in connection with the sale of hand tools and related goods pursuant to a license from PGW. In early 2008, a dispute arose between our company and PGW as to that license and rights to use the trademarks going forward. In December 2010, we entered into a settlement agreement and mutual release regarding these trademarks with the Trustee whereby, among other things, we acquired all of PGW’s rights in the trademarks for $100,000. The transaction was consummated in February 2011.

August 2010 Debt Refinancing

In August 2010, we replaced with a syndicate of lenders, including Goldman Sachs Bank USA and JPMorgan Chase Bank, our May 2008 accounts receivable credit facility with a new $365 million secured credit facility, which included two tranches: the $290 million Revolving Credit Tranche that bears interest at LIBOR plus 4.25% and the $75 million Term Loan Tranche that bears interest at a fixed rate of 14.75%. This facility matures August 20, 2013. As of July 29, 2011, the total principal outstanding on the Revolving Credit Tranche was $196 million and the total principal outstanding on the Term Loan Tranche is $75 million. Through July 29, 2011, we had paid a total of $135 million in principal and $7.7 million in interest on the Revolving Credit Tranche, zero in principal and $10.3 million in interest on the Term Loan Tranche, and $9.7 million in up front origination and legal fees in connection with the overall facility. As more fully described under “Use of Proceeds,” we intend to retire the $75 million Term Loan Tranche and pay the applicable prepayment penalty of $1.5 million with a portion of the proceeds of this offering, and use any other net proceeds of this offering that are not used to retire our Senior Subordinated Secured Notes to pay down the outstanding principal on the Revolving Credit Tranche.

In July 2011, we obtained commitments from the lenders under this credit facility such that, effective upon our full repayment of the Term Loan Tranche and the Senior Subordinated Secured Notes (and satisfaction of other typical conditions), the maximum commitment of the lenders under the Revolving Credit Tranche will be increased from $290 million to $350 million and certain of our covenants will be adjusted. In connection with these commitments and the related changes to the A/R Credit Facility, we expect to pay the lenders an additional $2.1 million in upfront fees. For additional information concerning this credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Accounts Receivable Credit Facility.”

Sale of Series B Preferred Stock to New Directors

In December 2010, we sold to our director Roy Guthrie 1,342,462 shares of our Series B Preferred Stock for an aggregate purchase price of $100,000, and in April 2011 we sold to our director Scott Savitz 1,075,268 shares of our Series B Preferred Stock for an aggregate purchase price of $100,000. At the time of such sales, Mr. Guthrie and Mr. Savitz also became party to our stockholders agreement and our investor rights agreement.

Conversion of Preferred Stock and Payment of Dividends

In connection with the closing of this offering, pursuant to our fourth amended and restated certificate of incorporation, by consent of 66% of the holders of Series B Preferred Stock, all of the outstanding shares of our preferred stock will convert into shares of our common stock, and the holders of such stock will be entitled to receive the accrued and outstanding dividends thereon in either cash or common stock, at our election. We intend to pay such dividends by issuing shares of common stock, including payments to certain of our current executive officers, directors and 5% stockholders, as set forth in the following table:

			Amount of	Number of
		Common	Accrued and	Dividend
		Shares	Unpaid	Shares
		Issuable	Dividends	Issuable
	Preferred	Upon	Payable upon	Upon
Preferred Stockholder	Shares	Conversion	Conversion (1)	Conversion (1)

Funds affiliated with Bain Capital
Series A Preferred Stock	99,079,008	1,046,572	$8,272,338	592,999
Series B Preferred Stock	166,129,684	1,754,829	2,825,317	202,531
Brookside Capital Partners Fund, L.P.
Series A Preferred Stock	100,079,802	1,057,143	8,355,897	598,989
Series B Preferred Stock	167,807,760	1,772,554	2,853,856	204,577
Funds affiliated with Battery Ventures
Series A Preferred Stock	199,683,914	2,109,262	16,671,002	1,195,053
Series B Preferred Stock	335,615,518	3,545,109	5,707,712	409,154
Petters Affiliates
Series A Preferred Stock	338,731,641	3,578,025	28,281,480	2,027,346
Affiliates of Prudential Capital
Series B Preferred Stock	67,123,104	709,021	1,141,542	81,830
Brian Smith
Series A Preferred Stock	3,695,254	39,032	308,525	22,116
Series B Preferred Stock	6,712,310	70,902	114,154	8,183
John Giuliani
Series A Preferred Stock	951,385	10,049	46,158	3,308
Series B Preferred Stock	2,684,924	28,360	45,662	3,273
Alice Richter
Series A Preferred Stock	780,031	8,239	34,652	2,484
Series B Preferred Stock	872,600	9,217	14,840	1,063
Roy Guthrie
Series B Preferred Stock	1,342,462	14,180	5,753	412
John Damrow
Series B Preferred Stock	1,342,462	14,180	22,831	1,636
Scott Savitz
Series B Preferred Stock	1,075,268	11,358	2,836	203
CIGPF I Corp.
Series A Preferred Stock	4,566,645	48,237	346,711	24,853

footnote on following page

(1)	At October 28, 2011 there was an aggregate of $74,294,328 in accrued and unpaid dividends on our preferred stock. Dividends in the aggregate will continue to accrue at a rate of approximately $40,000 per day until the closing of this offering. Common stock to be issued as a dividend is valued based on the price to the public set forth on the cover page of this prospectus, less the underwriting discount. Based on the midpoint of the range set forth on the cover page of this prospectus, the price to the public is assumed to be $15.00, the discount of the underwriters is assumed to be $1.05, the accrued and unpaid preferred stock dividends on an assumed conversion date of November 21, 2011 are assumed to be $75,265,768, and the number of shares of common stock to be issued in satisfaction of accrued and unpaid dividends is assumed to be 5,395,386.

In addition to the foregoing, the warrants to purchase a total of 2,282,099 shares of our common stock that were originally issued to Goldman, Sachs & Co. and Fortress Credit Corp. in connection with our May 2008 debt financing have anti-dilution protection that will be triggered by the payment of the accrued and outstanding dividends on our Series B Preferred Stock. Without an increase in the aggregate exercise price payable upon exercise of such warrants, they will be exercisable for an additional 262,716 shares, for an aggregate of 2,544,815 shares of our common stock.

Brian A. Smith Employment Agreement

The company entered into an employment agreement with Mr. Smith on April 25, 2007 which expired on April 24, 2010. Pursuant to this agreement Mr. Smith received a base salary of $250,000, was eligible to receive incentive compensation of up to 120% of his base salary and was entitled to severance benefits upon the termination of his employment with the company under certain circumstances. Provisions of the agreement that remain in effect include restrictions on Mr. Smith’s ability to compete with the company, to hire our employees or to solicit our employees or customers during his employment with the company and for a period of 12 months thereafter.

Policy for Approval of Related Party Transactions

In connection with this offering, our board of directors adopted a written statement of policy regarding transactions with related persons, which we refer to as our related person policy. Subject to the exceptions described below, our related person policy requires our audit committee to review and approve any proposed related person transaction and all material facts with respect thereto. In reviewing a transaction, our audit committee will consider all relevant facts and circumstances, including (1) whether the terms are fair to the company, (2) whether the transaction is material to the company, (3) the role the related person played in arranging the transaction (4) the structure of the transaction, (5) the interests of all related persons in the transaction, and (6) whether the transaction has the potential to influence the exercise of business judgment by the related person or others. Our audit committee will not approve or ratify a related person transaction unless it determines that, upon consideration of all relevant information, the transaction is beneficial to our company and stockholders and the terms of the transaction are fair to our company. No related person transaction will be consummated without the approval or ratification of our audit committee. It will be our policy that directors interested in a related person transaction will recuse themselves from any vote relating to a related person transaction in which they have an interest. Under our related person policy, a related person includes any of our directors, director nominees, executive officers, any beneficial owner of more than 5% of our common stock and any immediate family member of any of the foregoing. Related party transactions exempt from our policy include payment of compensation by the company to a related person for the related person’s service to the company as an employee, director or executive officer, transactions available to all of our employees and stockholders on the same terms and transactions between us and the related person that, when aggregated with the amount of all other transactions between us and the related person or its affiliates, involve $120,000 or less in a fiscal year. We did not have a formal review and approval policy for related party transactions at the time of any transaction described in this “Certain Relationships and Related Party Transactions” section.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon completion of this offering. This description may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated certificate of incorporation and amended and restated bylaws, copies of which are filed with the SEC as exhibits to the registration statement, of which this prospectus is a part.

Authorized Capital

Prior to the completion of this offering, our authorized capital stock consists of: (1) 2,592,550,586 shares of common stock and (2) 1,545,261,974 shares of preferred stock, including 791,738,012 shares of Series A Preferred Stock and 753,523,962 shares of Series B Preferred Stock. As of June 1, 2011, there were 85 holders of record of our common stock, 14 holders of record of our Series A Preferred Stock, and 17 holders of record of our Series B Preferred Stock.

Upon completion of this offering our certificate of incorporation will provide that our authorized capital stock will consist of 150,000,000 shares of common stock, 5,000,000 shares of undesignated preferred stock, and 1,545,261,974 shares of previously designated Series A and Series B preferred stock, which upon completion of the offering, will be converted into shares of common stock and will not be reissued. Immediately following the completion of this offering, we expect to have 34,909,624 shares of common stock and no shares of preferred stock outstanding.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote. Our common stock votes as a single class on all matters relating to the election and removal of directors on our board of directors and as provided by law. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our amended and restated certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock.

Dividend Rights

Subject to preferences that may be applicable to any outstanding series of preferred stock, the holders of our common stock will receive ratably any dividends declared by our board of directors out of funds legally available for the payment of dividends. It is our present intention not to pay dividends on our common stock for the foreseeable future. Our board of directors may, at its discretion, modify or repeal our dividend policy. Future dividends, if any, with respect to shares of our common stock will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, provisions of applicable law and other factors that our board of directors deems relevant. Our credit facilities, including our A/R Credit Facility, Inventory Line of Credit, and Senior Subordinated Secured Notes, currently limit our ability to pay cash dividends. See “Dividend Policy.”

Liquidation and Preemptive Rights

In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of our common stock have no preemptive or other subscription rights.

Preferred Stock

Our amended and restated certificate of incorporation provides that we may issue up to 5,000,000 shares of preferred stock in one or more series as may be determined by our board of directors. Our board has broad discretionary authority with respect to the rights of any new series of preferred stock and may establish the following with respect to the shares to be included in each series, without any vote or action of the stockholders:

•	the number of shares;

•	the designations, preferences and relative rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences; and

•	any qualifications, limitations or restrictions.

We believe that the ability of our board to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs that may arise. The authorized shares of preferred stock, as well as authorized and unissued shares of common stock, will be available for issuance without action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded.

Our board may authorize, without stockholder approval, the issuance of preferred stock with voting and conversion rights that could adversely affect the voting power and other rights of holders of common stock. Although our board has no current intention of doing so, it could issue a series of preferred stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt of our company. Our board could also issue preferred stock having terms that could discourage an acquisition attempt through which an acquiror may be able to change the composition of our board, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then-current market price. Any issuance of preferred stock therefore could have the effect of decreasing the market price of our common stock.

Our board will make any determination to issue such shares based on its judgment as to our best interests of our company and stockholders. We have no current plan to issue any preferred stock after this offering.

Warrants

As of July 29, 2011, we have issued and outstanding warrants to purchase 2,631,906 shares of our common stock with a weighted-average exercise price of $0.9467 per share and warrants to purchase 41,742,458 shares of our Series A Preferred Stock with a weighted-average exercise price of $0.01 per share outstanding. Certain of our warrants have anti-dilution protection that will be triggered by the payment of the accrued and outstanding dividends on our Series B Preferred Stock upon closing of this offering, which will result in an additional 262,716 shares of common stock being subject to warrants, with no increase in the aggregate exercise price payable for all outstanding warrants. Such warrants are also subject to put rights that will terminate upon closing of this offering. After the completion of this offering, any unexercised warrants to purchase shares of our common stock will remain outstanding and any unexercised warrants to purchase shares of our Series A Preferred Stock will entitle the holders thereof to purchase common stock rather than Series A Preferred Stock at an exercise price of $0.9467 per share.

CIGPF I Corp., or CIGPF, holds warrants to purchase 349,807 shares of our common stock issued to it in 2004. The exercise price per share under these warrants is $0.9467. These warrants are subject to average weighted price anti-dilution protection in certain events, including the issuance or deemed issuance by us of shares of common stock for a consideration below $0.9467 per share, if not otherwise excluded by the terms of the warrants. CIGPF is also a party to the stockholders agreement and the investor rights agreement, as currently amended. Under these agreements and the warrants, CIGPF has the right to certain company information, to consent to certain amendments to our certificate of incorporation and to purchase a ratable portion of securities we may issue, in each case, in certain circumstances and subject to various exceptions and exclusions.

In preparation for this offering, and in accordance with the terms of the investor rights agreement and the stockholders agreement, we requested certain information from CIGPF regarding its beneficial ownership and execution of a form of lock-up agreement as requested by the underwriters. In connection with these requests, CIGPF requested various information from us concerning the common stock warrants we issued and a contingent fee agreement entered into in May 2008 with the lenders under the revolving credit facility entered into at that time. These arrangements are described above under “Certain Relationships and Related Party Transactions — May 2008 Financings — Accounts Receivable Credit Facility.” In addition, CIGPF requested information concerning compensatory stock awards we have granted since May 2008. We have furnished all the information requested by CIGPF.

In the course of these information requests CIGPF has alleged that we failed to provide information concerning the company and the transactions to which it was entitled under the CIGPF warrants, that the lender warrants issued and contingent fee agreement entered into in connection with the May 2008 financings involved the issuance or deemed issuance of common stock requiring an increase to the number of shares that CIGPF is entitled to purchase under its warrants and require the company to offer to CIGPF a right to purchase a ratable portion of the warrant shares issuable under the lender warrants, that the informational failures of the company render invalid the waiver and consent previously obtained from CIGPF regarding CIGPF’s right to purchase Series B preferred stock and approving amendments to our certificate of incorporation at the time of the May 2008 financings, and that compensatory stock awards granted since May 2008 may also require adjustment to the number of shares that CIGPF is entitled to purchase under its warrants. In July 2011, CIGPF advised us that it believed it was entitled to an unspecified anti-dilution adjustment to its warrants arising out of the issuance of the lender warrants and the contingent fee agreement, and that it should now be entitled to purchase a ratable portion of the Series B preferred stock and lender warrants issued in the May 2008 financings. We do not believe any transaction involving our equity securities has occurred which would result in an increase in the number of shares issuable under the warrants held by CIGPF, or that would presently entitle CIGPF to purchase additional equity securities of the company.

Given the nature and stage of our interactions with CIGPF, we are unable to predict at this time what their ultimate outcome may be. We intend to vigorously oppose these demands by CIGPF. Nevertheless, there is no assurance these demands would not cause us to incur cost, expense and liability, issue additional equity securities or otherwise have an adverse effect on our company and its equity.

Registration Rights

Prior to the completion of this offering, the holders of approximately 17,722,917 shares of our common stock, including shares of our preferred stock on an as if converted basis, and the holders of warrants to purchase an additional approximately 3,072,833 shares of our common stock are entitled to certain registration rights pursuant to the investor rights agreement described in “Certain Relationships and Related Party Transactions.” After the completion of this offering, the holders of approximately 23,118,303 shares of our common stock and the holders of warrants to purchase an additional approximately 3,335,549 shares of our common stock will continue to hold those certain registration rights. All parties to the investor rights agreement have these registration rights, which are described in more detail in the following paragraphs. The parties to the investor rights agreement are the related parties listed under “Certain Relationships and Related Party Transactions — May 2008 Financings — Investor Rights Agreement,” as well as other investors none of whom will beneficially own more than approximately 1% of the amount of common stock to be outstanding upon completion of this offering.

Demand Registration Rights

After the completion of this offering, we will be obligated to effect up to four registrations as requested by the holders of our common stock and the holders of warrants to purchase our common stock having registration rights, including two such registrations on Form S-1, and up to two registrations on Form S-3 in any 12-month period. A request for registration on Form S-1 for which the gross aggregate offering price is reasonably expected to be at least $10,000,000 must be made by holders of at least 7.5% of the then outstanding registrable securities, defined as common stock owned, common stock issued or issuable upon conversion of preferred stock, exercise of warrants or by way of stock dividend or stock split or in connection with certain transactions, in each case held by a party with such registration rights, entitled to registration rights. A request for registration on Form S-1 for which the gross aggregate offering price is reasonably expected to be at least $30,000,000 may be made by any holder of registrable securities. After we become eligible to file a registration statement on Form S-3, one or more holders of then outstanding registrable securities may request that the company effect a registration on Form S-3 of a number of registrable securities for which the gross aggregate offering price is reasonably expected to be at least $5,000,000. We may delay the filing of a registration statement in connection with a demand registration for a period of up to 60 calendar days if our board of directors determines in good faith that such postponement is necessary in order to avoid premature disclosure of a material transaction, the disclosure of which would have a materially detrimental effect on the company. If the managing underwriter advises us that the number of shares to be included in a demand registration should be limited due to market conditions or otherwise, all shares other than registrable securities will initially be excluded from the registration, and if additional shares must be excluded from the registration, holders of registrable securities will share pro rata in the number of shares to be excluded from the registration based on the respective numbers of registrable securities owned by such holders.

Piggyback Registration Rights

In the event that we propose to register any of our securities under the Securities Act, including this offering, but excluding the registration of securities to be offered pursuant to a merger, acquisition, exchange offer, dividend reinvestment plan or stock option or other employee benefit plan, we are required to include in these registrations all securities with respect to which we have received written requests for inclusion under our investor rights agreement, subject to certain limitations. If the managing underwriter advises us that the number of shares to be included in such a registration should be limited due to market conditions or otherwise, and we initiated the registration, all shares other than registrable securities, excluding shares to be issued by us, will initially be excluded from the registration, and if additional shares must be excluded from the registration, holders of registrable securities will share pro rata in the number of shares to be excluded from the registration based on the respective numbers of registrable securities owned by such holders, and if further additional shares must be excluded from the registration, shares to be issued by us will be excluded. If the managing underwriter advises us that the number of shares to be included in such a registration should be limited due to market conditions or otherwise, and the registration was initiated by stockholders of the company other than holders of registrable securities, shares to be issued by the company will be excluded first, and if additional shares must be excluded from the registration, holders of registrable securities will share pro rata in the number of shares to be excluded from the registration based on the respective numbers of registrable securities owned by such holders, and if further additional shares must be excluded from the registration, shares to be registered by stockholders of the company other than holders of registrable securities will be excluded in amounts as agreed by such other stockholders.

We are also required not to make any public sale or distribution of any of our securities during the 15 days prior to and the 120 days after the effective date of any underwritten demand registration or any underwritten piggyback registration unless the managing underwriters agree otherwise. We will pay substantially all of the registration expenses of the holders of the shares registered pursuant to the demand and piggyback registrations described above.

Indemnification Rights

Pursuant to the investor rights agreement, we agree to indemnify each party to that agreement and each holder or seller of registrable securities against certain losses in connection with any registration statement or any other disclosure document produced by the company in relation to a registration under the agreement, and each selling holder of registrable securities agrees to indemnify the company against certain losses in connection with any statement or omission furnished to the company by such holder and included in a registration statement or prospectus.

Anti-Takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person. Because we were not subject to Section 203 at the time they became stockholders, neither the funds affiliated with Battery Ventures nor Petters Group Worldwide and its affiliates are interested stockholders under Section 203.

Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control of our company or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	provide for our board of directors to be divided into three classes with staggered three-year terms, with only one class of directors being elected at each annual meeting of our stockholders and the other classes continuing for the remainder of their respective three-year terms;

•	permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in our control;

•	provide that the authorized number of directors may only be fixed by resolution of the board of directors;

•	provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	provide that stockholders may not act by written consent in lieu of a meeting;

•	provide that only directors or the Chairman may call a special meeting of stockholders;

•	provide that any director may be removed from office only with cause and only by the affirmative vote of the holders of 66 2/3% or more of the outstanding shares of capital stock then entitled to vote at an election of directors;

•	provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also specify requirements as to the form and content of a stockholder’s notice; and

•	do not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

Limitation on Liability of Directors and Indemnification

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, limits the liability of our directors to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	breach of their duty of loyalty to us or our stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares as provided in Section 174 of the Delaware General Corporation Law; or

•	transaction from which the directors derived an improper personal benefit.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers to the fullest extent permitted by law or, if applicable, pursuant to indemnification agreements. They further provide that we may choose to indemnify other employees or agents of the corporation from time to time. Section 145(g) of the Delaware General Corporation Law and our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We obtained a directors’ and officers’ liability insurance policy.

Except as described above under “Certain Relationships and Related Party Transactions — Thomas J. Petters and Affiliates,” at present there is no pending litigation or proceeding involving any of our current or former directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Corporate Opportunity

As permitted under the Delaware General Corporation Law, in our certificate of incorporation, we will renounce any interest or expectancy in, or in being offered an opportunity to participate in, business opportunities that are presented to our officers, directors or stockholders other than (i) business opportunities presented to officers, directors or stockholders who are employees of the company, or (ii) business opportunities presented to an officer or director of the company solely in his or her capacity as a director or officer of the company.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Shareowner Services.

NASDAQ Stock Market

We have applied to have our common stock listed on the NASDAQ Global Select Market under the symbol “BSTM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.

Sale of Restricted Shares

Upon the completion of this offering, based upon the number of shares of our common stock outstanding as of October 28, 2011, and assuming the conversion of all outstanding shares of our preferred stock into 15,878,856 shares of common stock upon the completion of this offering and payment of accrued and unpaid dividends on the conversion of the preferred stock in the form of common stock estimated to be 5,395,386 shares, and further assuming no exercise of outstanding options and warrants, we will have 34,909,624 shares of our common stock outstanding. Of these shares, 10,000,000 shares, or in the event the underwriters’ over-allotment option is exercised in full, 11,500,000 shares, of our common stock sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares of our common stock purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act of 1933, which would be subject to the limitations and restrictions described below.

The remaining 24,909,624 shares of our common stock outstanding upon completion of this offering (assuming no exercise of the underwriters, over-allotment option) are deemed restricted shares, as that term is defined under Rule 144 of the Securities Act.

Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which rules are described below.

The restricted shares and the shares held by our affiliates will be available for sale in the public market as follows:

•	141,051 shares will be eligible for sale immediately on the date of this prospectus pursuant to Rule 144;

•	726,987 shares will be eligible for sale at various times beginning 90 days after the date of this prospectus pursuant to Rules 144 and 701; and

•	24,041,586 shares subject to the lock-up agreements will be eligible for sale at various times beginning 180 days after the date of effectiveness of the registration statement of which this prospectus forms a part pursuant to Rules 144 and 701 (or upon earlier waiver).

Rule 144

Under Rule 144, in general, persons who became the beneficial owner of shares of our common stock prior to the completion of this offering may not sell their shares until the earlier of (i) the expiration of a six-month holding period, if we have been subject to the reporting requirements of the Exchange Act and have filed all required reports for at least 90 days prior to the date of the sale, or (ii) the expiration of a one-year holding period.

At the expiration of the six-month holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock provided current public information about us is available, and a person who was one of our affiliates at any time during the three months preceding a sale would be entitled to sell within any three-month period only a number of shares of common stock that does not exceed the greater of either of the following:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 349,096 shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

At the expiration of the one-year holding period, a person who was not one of our affiliates at any time during the three months preceding a sale would be entitled to sell an unlimited number of shares of our common stock without restriction. A person who was one of our affiliates at any time during the three months preceding a sale would remain subject to the volume restrictions described above.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144 beginning 90 days after the date of this prospectus. If such person is not an affiliate, the sale may be made subject only to the manner-of-sale restrictions of Rule 144. If such a person is an affiliate, the sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions.

Options and Warrants

Upon completion of this offering, stock options to purchase a total of 2,927,976 shares of our common stock will be outstanding, including options to purchase 476,193 shares of our common stock with a weighted-average per share exercise price of $2.2396 and options to purchase 2,451,783 shares with a per share exercise price equal to the initial public offering price of the shares offered hereby. We have reserved an additional 2,522,676 shares of common stock for issuance pursuant to our 2011 Plan. This number is subject to increase on an annual basis and subject to increase for shares of stock subject to awards under our prior equity plans that expire unexercised or otherwise do not result in the issuance of shares subject to the award. Upon completion of this offering, warrants to purchase a total of 3,335,549 shares of our common stock will be outstanding with a weighted-average per share exercise price of $0.8721. In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchase shares of our common stock from us pursuant to options granted prior to the completion of this offering under one of our current or former stock option plans or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. Additionally, following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our 2003 Plan, 2005 Plan, 2008 Plan and 2011 Plan. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described below.

Lock-Up Agreements

We, each of our officers, directors and holders of substantially all of our capital stock and warrants, have agreed, subject to certain exceptions, with the underwriters not to dispose of or hedge any of the shares of common stock or securities convertible into or exchangeable for shares of common stock during the period ending 180 days after the effectiveness of the registration statement of which this prospectus forms a part without the prior written consent of Piper Jaffray & Co., except, in our case, for the issuance of common stock upon either the exercise of outstanding warrants or the exercise of options under existing option plans, the grant of equity awards under existing option plans, and certain other exceptions. Piper Jaffray & Co. may, in its sole discretion, release any of these shares from these restrictions at any time upon providing notice as required by applicable FINRA rules. Piper Jaffray & Co. has advised us that there are no specific criteria for the waiver of the lock-up restrictions. See “Underwriting.”

Registration Rights

Certain of our stockholders have registration rights pursuant to an investor rights agreement amongst the company and those stockholders. See “Description of Capital Stock” for a more detailed description of registration rights.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX
CONSIDERATIONS TO NON-U.S. HOLDERS

The following is a summary of material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a non-U.S. holder that purchases shares of our common stock in this offering. For purposes of this summary, a non-U.S. holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation or an entity treated as a foreign corporation for U.S. federal income tax purposes;

•	a foreign estate; or

•	a foreign trust.

In the case of a holder that is classified as a partnership for U.S. federal income tax purposes, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. If you are a partner in a partnership holding our common stock, then you should consult your own tax advisor.

This summary is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary. We have not sought and do not plan to seek any ruling from the U.S. Internal Revenue Service, which we refer to as the IRS, with respect to statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with our statements and conclusions.

This summary does not address all aspects of U.S. federal income taxes that may be relevant to non-U.S. holders in light of their personal circumstances, and does not deal with federal taxes other than the U.S. federal income tax or estate tax or with non-U.S., state or local tax considerations. Special rules, not discussed here, may apply to certain non-U.S. holders, including:

•	U.S. expatriates;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid U.S. federal income tax; and

•	investors in pass-through entities that are subject to special treatment under the Code.

Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

This summary applies only to a non-U.S. holder that holds our common stock as a capital asset (within the meaning of Section 1221 of the Code).

If you are considering the purchase of our common stock, you should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under U.S. tax laws other than the federal income tax law or under the laws of any other taxing jurisdiction.

Dividends

As discussed under the section entitled “Dividend Policy” above, we do not currently anticipate paying dividends on our common stock. In the event that we do make a distribution of cash or property with respect to our common stock, any such distributions will be treated as a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividends paid to you generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with your conduct of a trade or business within the United States and, if required by an applicable income tax treaty, are attributable to a United States permanent establishment, are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if you were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

If the amount of a distribution paid on our common stock exceeds our current and accumulated earnings and profits, such excess will be allocated ratably among each share of common stock with respect to which the distribution is paid and treated first as a tax-free return of capital to the extent of your adjusted tax basis in each such share, and thereafter as capital gain from a sale or other disposition of such share of common stock that is taxed to you as described below under the heading “— Gain on Disposition of Common Stock.”

If you wish to claim the benefit of an applicable treaty rate to avoid or reduce withholding of U.S. federal income tax for dividends, then you must (a) provide the withholding agent with a properly completed IRS Form W-8BEN (or other applicable form) and certify under penalties of perjury that you are not a U.S. person as defined under the Code and are eligible for treaty benefits, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that act as intermediaries (including partnerships).

If you are eligible for a reduced rate of U.S. federal income tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld by filing timely an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

You generally will not be subject to U.S. federal income tax with respect to gain realized on the sale or other taxable disposition of our common stock, unless:

•	the gain is effectively connected with your trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to your United States permanent establishment);

•	if you are an individual, you are present in the United States for 183 days or more in the taxable year of the sale or other taxable disposition, and you have a “tax home” (as defined in the Code) in the United States; or

•	we are or have been during a specified testing period a “U.S. real property holding corporation” for U.S. federal income tax purposes, and certain other conditions are met.

We believe that we have not been and are not, and we do not anticipate becoming, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

If you are an individual non-U.S. holder described in the first bullet point immediately above, you will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If you are an individual non-U.S. holder described in the second bullet point immediately above, you will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though you are not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, if a corporation, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to you the amount of dividends paid to you and the amount of tax, if any, withheld with respect to such dividends, regardless of whether withholding was required. The IRS may make this information available to the tax authorities in the country in which you are resident.

In addition, you may be subject to information reporting requirements and backup withholding tax (currently at a rate of 28%) with respect to dividends paid on, and the proceeds of disposition of, shares of our common stock, unless, generally, you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption. Additional rules relating to information reporting requirements and backup withholding tax with respect to payments of the proceeds from the disposition of shares of our common stock are as follows:

•	If the proceeds are paid to or through the U.S. office of a broker, the proceeds generally will be subject to backup withholding tax and information reporting, unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person (and we do not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is not a U.S. person and is not a foreign person with certain specified U.S. connections (a “U.S.-related person”), information reporting and backup withholding tax generally will not apply.

•	If the proceeds are paid to or through a non-U.S. office of a broker that is a U.S. person or a U.S.-related person, the proceeds generally will be subject to information reporting (but not to backup withholding tax), unless you certify under penalties of perjury (usually on IRS Form W-8BEN) that you are not a U.S. person or you otherwise establish an exemption.

Any amounts withheld under the backup withholding tax rules may be allowed as a refund or a credit against your U.S. federal income tax liability, provided the required information is timely furnished by you to the IRS.

Additional Withholding Requirements

Under recently enacted legislation, the relevant withholding agent may be required to withhold 30% of any dividends and the proceeds of a sale of our common stock paid after December 31, 2012 to (i) a foreign financial institution unless such foreign financial institution agrees to verify, report and disclose its U.S. accountholders to the IRS and meets certain other specified requirements or is otherwise exempt from such withholding or (ii) a non-financial foreign entity that is the beneficial owner of the payment unless such entity certifies with the relevant withholding agent that it does not have any substantial United States owners or provides the name, address and taxpayer identification number of each substantial United States owner and such entity meets certain other specified requirements, or is otherwise exempt from withholding.

THE SUMMARY OF MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES ABOVE IS INCLUDED FOR GENERAL INFORMATION PURPOSES ONLY. POTENTIAL PURCHASERS OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS OF PURCHASING, OWNING AND DISPOSING OF OUR COMMON STOCK.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives Piper Jaffray & Co. and Wells Fargo Securities, LLC, have severally agreed to purchase from us the following respective number of shares of common stock at a public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus:

Number of
Underwriters	Shares

Piper Jaffray & Co.
Wells Fargo Securities, LLC
Deutsche Bank Securities Inc.
Oppenheimer & Co. Inc.
William Blair & Company, L.L.C.

Total	10,000,000

The underwriting agreement provides that the obligations of the several underwriters to purchase the shares of common stock offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the shares of common stock offered by this prospectus, other than those covered by the over-allotment option described below, if any of these shares are purchased.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to dealers at a price that represents a concession not in excess of $           per share under the public offering price. The underwriters may allow, and these dealers may re-allow, a concession of not more than $           per share to other dealers. After the initial public offering, representatives of the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable from time to time, not later than 30 days after the date of this prospectus, to purchase up to 1,500,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting discounts and commissions are     % of the initial public offering price. We have agreed

to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters’ over-allotment option:

Total Fees
		Without Exercise of	With Full Exercise of
	Fee per	Over-Allotment	Over-Allotment
	Share	Option	Option

Discounts and commissions	$	$	$

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $4.6 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

Each of our officers and directors, and holders of substantially all of our capital stock and warrants have agreed not to offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons during the period ending 180 days after the effective date of the registration statement of which this prospectus is a part without the prior written consent of Piper Jaffray & Co. Transfers or dispositions can be made during the lock-up period in the case of:

•	transfers of shares of common stock made pursuant to this offering;

•	transfers of shares of common stock acquired in the open market, provided no filing under the Exchange Act shall be required or shall be voluntarily made by the transferor in connection with such transfers;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period;

•	transfers of shares of common stock or our other securities as a bona fide gift;

•	transfers of shares of common stock or our other securities to a family member or trust, or by will, revocable trust or similar instrument, or intestate succession upon the death of the transferor;

•	distributions of shares of common stock or our other securities to a corporation, partnership, limited liability company or other business entity that is an affiliate, as defined in Rule 405 under the Securities Act, of the transferor, or

•	as part of a distribution to shareholders, partners or members of, or owners of a similar equity interest in, the transferor.

In addition, in the case of a transfer pursuant to the fourth, fifth, sixth or seventh bullets above, the transfer will not be permitted unless the transferee agrees in writing to be bound by the terms of the lock-up agreement and no filing under the Exchange Act shall be required or shall be voluntarily made by the transferor or transferee in connection with such transfers. We have entered into a similar agreement with the representatives of the underwriters except that without the consent of Piper Jaffray & Co. we may grant options and issue shares pursuant to our equity incentive plans, and we may issue shares of our common stock in connection with the conversion of our outstanding preferred stock as discussed in this prospectus.

There are no agreements between Piper Jaffray & Co. and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the period ending 180 days after the effectiveness of the registration statement of which this prospectus is a part.

The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representatives of the underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

A prospectus in electronic format is being made available on websites maintained by one or more of the lead underwriters of this offering and may be made available on websites maintained by other underwriters. Other than the prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which the prospectus forms a part.

Conflict of Interest

Deutsche Bank AG (an affiliate of Deutsche Bank Securities Inc.) is a lender to us under the Revolving Credit Tranche of our A/R Credit Facility. Because more than 5% of the net proceeds of this offering will be used to repay Deutsche Bank AG’s share of the Revolving Credit Tranche of the A/R Credit Facility, Deutsche Bank Securities Inc. is deemed to have a conflict of interest under FINRA Rule 5121 and consequently the offering will be conducted in accordance with that rule. As required by FINRA Rule 5121, Deutsche Bank Securities Inc. will not confirm sales to any account over which it exercises discretionary authority without the specific written approval of the accountholder.

Other Relationships

Wells Fargo Shareowner Services, an affiliate of Wells Fargo Securities, LLC, is the transfer agent and registrar for our common stock, and will receive customary fees for acting in such capacity, in an amount not to exceed $10,000.

Some of the underwriters or their affiliates have provided investment banking services to us in the past and may do so in the future. They receive customary fees and commissions for these services.

Pricing of this Offering

Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price of our common stock will be determined by negotiation between us and the representatives of the underwriters. Among the primary factors that will be considered in determining the public offering price are:

•	prevailing market conditions;

•	our results of operations in recent periods;

•	the present stage of our development;

•	the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business; and

•	estimates of our business potential.

MARKET AND INDUSTRY DATA

We obtained the industry, market and competitive position data throughout this prospectus from our own internal estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third party sources. While we believe our internal company research is reliable and the definitions of our market and industry are appropriate, neither such research nor these definitions have been verified by any independent source.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Faegre & Benson LLP. The validity of the common stock offered hereby will be passed upon for the underwriters by Cleary Gottlieb Steen & Hamilton LLP.

EXPERTS

The consolidated financial statements of Bluestem Brands, Inc. as of January 28, 2011 and January 29, 2010, and for each of the three years in the period ended January 28, 2011, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement which report expresses an unqualified opinion on the consolidated financial statements and the financial statement schedule and includes an explanatory paragraph relating to the restatement discussed in Note 14 and an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Accounting Standards Codification Topic 815-40, Derivatives and Hedging, discussed in Note 1. Such consolidated financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit from this document certain information included in the registration statement.

You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only and is not a hyperlink.

Upon completion of this offering, we will become subject to the reporting, proxy and information requirements of the Exchange Act and, as a result, will be required to file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above, as well as on our website, www.bluestembrands.com. This reference to our website is an inactive textual reference only and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to our common stock.

We intend to furnish our stockholders with annual reports containing audited financial statements and make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

BLUESTEM BRANDS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Bluestem Brands, Inc.
Eden Prairie, Minnesota

We have audited the accompanying consolidated balance sheets of Bluestem Brands, Inc. (the “Company”) as of January 28, 2011 and January 29, 2010, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the three years in the period ended January 28, 2011. Our audits also included the financial statement schedule listed in the Index to Financial Information. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Bluestem Brands, Inc. as of January 28, 2011 and January 29, 2010 and the results of their operations and their cash flows for each of the three years in the period ended January 28, 2011, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 14 to the consolidated financial statements, the accompanying January 29, 2010 financial statements have been restated.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification Topic 815-40, Derivatives and Hedging, effective as of January 31, 2009.

/s/ Deloitte & Touche LLP

Minneapolis, Minnesota
April 21, 2011 (October 19, 2011 as to paragraph 4 of Note 12 and October 31, 2011 as to paragraph 5 of Note 12)

BLUESTEM BRANDS, INC.

CONSOLIDATED BALANCE SHEETS
As of January 28, 2011 and January 29, 2010
(in thousands, except share information)

	January 28,	January 29,
	2011	2010
		as restated
		- see Note 14

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$1,055	$2,614
Restricted cash	8,303	35,657
Customer accounts receivable—net of allowance of $109,211 and $98,394, respectively	492,836	390,842
Merchandise inventories	44,396	41,534
Promotional material inventories	14,362	12,386
Deferred income taxes	11,576	8,465
Prepaid expenses and other assets	12,631	11,138

Total current assets	585,159	502,636
PROPERTY AND EQUIPMENT—net	22,526	19,169
DEFERRED CHARGES	6,223	1,783
OTHER ASSETS	94	741

TOTAL ASSETS	$614,002	$524,329

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$58,850	$53,376
Current income taxes payable	6,900	3,899
Accrued costs and other liabilities	18,938	14,092
Derivative liabilities in our own equity	43,281	10,674
Short-term debt	225,509	246,828

Total current liabilities	353,478	328,869
LONG-TERM DEBT	104,474	28,915
OTHER LONG-TERM LIABILITIES	10,318	9,743
COMMITMENTS AND CONTINGENCIES (Note 9)
MEZZANINE EQUITY:
Series B convertible preferred stock, par value $0.00001—753,523,962 shares authorized; 752,181,500 and 750,839,038 shares issued and outstanding, respectively	65,199	61,389
Series A convertible preferred stock, par value $0.00001—791,738,012 shares authorized; 749,995,554 and 749,995,554 shares issued and outstanding, respectively	132,740	122,916
SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock, par value $0.00001—2,592,550,586 shares authorized; 3,524,533 and 3,401,572 shares issued and outstanding, respectively, actual	3	3
Additional paid-in capital	—	—
Accumulated deficit	(52,210)	(27,506)

Total shareholders’ equity (deficit)	(52,207)	(27,503)

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)	$614,002	$524,329

See notes to consolidated financial statements.

BLUESTEM BRANDS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended January 28, 2011,
January 29, 2010 and January 30, 2009
 (in thousands, except per share information)

	January 28,	January 29,	January 30,
	2011	2010	2009
		as restated
		- see Note 14

Net sales	$521,307	$438,189	$423,338
Cost of sales	275,521	226,140	220,294

Gross profit	245,786	212,049	203,044
Sales and marketing expenses	130,091	109,384	110,404
Net credit expense (income)	(36,896)	(22,316)	1,105
General and administrative expenses	84,031	69,087	59,533
Loss from derivatives in our own equity	32,607	6,500	—
Loss on early extinguishment of debt	5,109	—	—
Interest expense, net	30,750	31,216	29,839

Income before income taxes	94	18,178	2,163
Income tax expense	11,618	8,956	828

Net (loss) income	(11,524)	9,222	1,335
Series B convertible preferred stock accretion	(3,710)	(3,491)	(2,399)
Series A convertible preferred stock accretion	(9,824)	(9,111)	(8,890)

Net loss available to common shareholders	$(25,058)	$(3,380)	$(9,954)

Net loss per common share:
Basic	$(10.77)	$(1.78)	$(6.54)
Diluted	(10.77)	(1.78)	(6.54)
Weighted-average common shares used in computing net loss per common share:
Basic	2,326	1,899	1,522
Diluted	2,326	1,899	1,522

See notes to consolidated financial statements.

BLUESTEM BRANDS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended January 28, 2011,
January 29, 2010 and January 30, 2009
(in thousands)

	January 28,	January 29,	January 30,
	2011	2010	2009
		as restated
		- see Note 14

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(11,524)	$9,222	$1,335
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of fixed assets—including internal-use software and website development amortization	8,746	7,246	6,285
Amortization of deferred charges and original issue discount	4,328	4,168	4,076
Loss from derivatives in our own equity	32,607	6,500	—
Non-cash component of loss on early extinguishment of debt	2,309	—	—
Loss on disposal of assets	497	37	411
Provision for doubtful accounts	89,524	83,102	93,332
Provision for merchandise returns	12,984	13,061	11,355
Deferred income taxes	(1,969)	6,303	(851)
Stock-based compensation	282	321	110
Other non-cash items affecting income	13,423	10,788	12,645
Changes in operating assets and liabilities:
Customer accounts receivable	(218,350)	(157,650)	(150,937)
Merchandise inventories	(1,649)	6,987	1,947
Promotional material inventories	(1,976)	(576)	4,142
Prepaid expenses and other current assets	(910)	(881)	(1,080)
Current income taxes payable	3,001	3,117	(6,346)
Accounts payable and other liabilities	9,582	20,466	(1,610)
Other	—	(268)	308

Net cash (used in) provided by operating activities	(59,095)	11,943	(24,878)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets—including internal-use software and website development	(12,570)	(9,177)	(6,635)
Decrease (increase) in restricted cash—net	27,354	13,943	(26,796)

Net cash provided by (used in) investing activities	14,784	4,766	(33,431)

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	1,618,625	1,159,439	1,278,326
Repayments on revolving credit facilities	(1,576,045)	(1,174,169)	(1,284,523)
Issuance of Series B convertible preferred stock	100	—	55,499
Issuance of common stock	72	77	18

Net cash provided by (used in) financing activities	42,752	(14,653)	49,320

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,559)	2,056	(8,989)
CASH AND CASH EQUIVALENTS—Beginning of year	2,614	558	9,547

CASH AND CASH EQUIVALENTS—End of year	$1,055	$2,614	$558

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$27,310	$27,324	$25,670
Income and franchise taxes paid	10,871	181	7,615
NON-CASH TRANSACTIONS:
Purchases of property and equipment on account	$30	$1,278	$817
Series B convertible preferred stock accretion	3,710	3,491	2,399
Series A convertible preferred stock accretion	9,824	9,111	8,890

See notes to consolidated financial statements.

BLUESTEM BRANDS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
For the Years Ended January 28, 2011, January 29, 2010 and January 30, 2009
(in thousands, except share information)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit

BALANCE—February 1, 2008	1,713,792	$2	$—	$(14,698)	$(14,696)
Issuance of restricted common stock	1,137,093	1			1
Issuance of common stock	9,185		18		18
Forfeitures of restricted common stock	(158,707)				—
Stock-based compensation			110		110
Series B convertible preferred stock accretion				(2,399)	(2,399)
Series A convertible preferred stock accretion			(128)	(8,762)	(8,890)
Net income				1,335	1,335

BALANCE—January 30, 2009	2,701,363	$3	$—	$(24,524)	$(24,521)

Issuance of restricted common stock	747,635				—
Issuance of common stock	43,311		77		77
Forfeitures of restricted common stock	(90,737)				—
Stock-based compensation			321		321
Series B convertible preferred stock accretion				(3,491)	(3,491)
Series A convertible preferred stock accretion			(398)	(8,713)	(9,111)
Net income, as restated, see Note 14				9,222	9,222

BALANCE—January 29, 2010, as restated, see Note 14	3,401,572	$3	$—	$(27,506)	$(27,503)

Issuance of restricted common stock	108,005				—
Issuance of common stock	42,815		72		72
Forfeitures of restricted common stock	(27,859)				—
Stock-based compensation			282		282
Series B convertible preferred stock accretion				(3,710)	(3,710)
Series A convertible preferred stock accretion			(354)	(9,470)	(9,824)
Net loss				(11,524)	(11,524)

BALANCE—January 28, 2011	3,524,533	$3	$—	$(52,210)	$(52,207)

See notes to consolidated financial statements.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
As of January 28, 2011 and January 29, 2010 (Restated) and
For the Years Ended January 28, 2011, January 29, 2010 (Restated) and
January 30, 2009

1. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business — Bluestem Brands, Inc. (the “Company,” “we,” “our,” or “us”) is a national multi-channel retailer of general merchandise targeting low to middle income consumers who typically use the credit products we offer to finance their purchases from our Fingerhut and Gettington.com brands. Both of our brands offer a large selection of name-brand, private label, and non-branded merchandise through our catalog and Internet websites to customers in the United States. We primarily sell consumer electronics, domestics, housewares, home furnishings, children’s merchandise, and apparel. By combining our proprietary marketing and credit decision-making technologies, we are able to tailor merchandise and credit offers to prospective as well as existing customers. Effective February 2010, the Company changed its name from Fingerhut Direct Marketing, Inc. to Bluestem Brands, Inc.

Prior to February 17, 2010, our qualifying Fingerhut customers were offered revolving credit accounts by CIT Bank. Effective February 17, 2010, CIT Bank was replaced by MetaBank as the originating bank for Fingerhut customer revolving credit accounts. WebBank offers revolving credit accounts to customers of our Gettington.com brand since our launch of Gettington.com in September 2009. The Company purchases all receivables resulting from the extension of credit to our customers by MetaBank and WebBank (the “Credit Issuers”), and did the same under the prior program with CIT Bank, in each case after a contractual holding period by the Credit Issuers, or CIT Bank. The Company also assumes the servicing of the accounts and bears risk of loss due to uncollectibility of the receivables. The revolving credit account can only be used to purchase merchandise from Fingerhut, Gettington.com, and from certain third parties that market their products and services to our customers. See Note 2 Customer Accounts Receivable. Approximately 95% of sales are on these revolving credit accounts.

Segment Information — We manage our business as one reportable segment where we market merchandise to individual consumers through our catalog and Internet websites by including a tailored revolving or installment credit plan offer. Our customers value the combination of our merchandise and the credit plan offer that affords them the convenience of paying for their purchases over time. Our chief operating decision maker assesses performance based on Contribution Margin, which we define as net sales less cost of sales, sales and marketing expenses, and net credit expense (income). Our use of Contribution Margin as a key financial performance indicator reflects the combined performance of our merchandising, marketing and credit management, which we believe are strategically indivisible.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

Fiscal Year — Our fiscal year ends on the Friday closest to January 31. Fiscal year 2010 ended on January 28, 2011, fiscal year 2009 ended on January 29, 2010 and fiscal year 2008 ended on January 30, 2009. These three fiscal years each included 52 weeks. References to years relate to fiscal years or fiscal year ends rather than calendar years.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, reserves for excess and obsolete merchandise inventories, allowances for merchandise returns and customer allowances, promotional material inventories, income taxes, and valuation of stock-based awards, common stock and derivatives in our own equity.

Seasonality — Our business is seasonal and historically we have realized a higher portion of our net sales and net income in the fourth fiscal quarter, attributable to the impact of the holiday selling season. As a result, our working capital requirements fluctuate during the year in anticipation of the holiday selling season. The results of any interim period may not be indicative of the results to be expected for the entire year.

Cash and Cash Equivalents — Cash and cash equivalents include liquid investments with original maturities of three months or less. All cash and cash equivalents are carried at amounts that approximate fair value.

Restricted Cash — We fund the majority of our customer accounts receivable with borrowings under our Secured Credit Facility (“A/R Credit Facility”). Under the A/R Credit Facility and the predecessor Senior Secured Revolving Credit Facility, payments on customer accounts receivable are accumulated in restricted accounts and released to the Company on a monthly or more frequent basis. As of January 28, 2011 and January 29, 2010, $6.9 million and $17.9 million, respectively, of accumulated customer cash receipts was reported as a component of restricted cash in the Company’s consolidated balance sheets.

In addition to payments on customer accounts receivable, cash collateral ranging from 0% to 12% and 4% to 14% of outstanding borrowings under the A/R Credit Facility and the Senior Secured Revolving Credit Facility at January 28, 2011 and January 29, 2010, respectively, is held in a restricted account. The amount of cash collateral varies based on the performance of the A/R Credit Facility’s or the predecessor Senior Secured Revolving Credit Facility’s eligible underlying receivables. As of January 28, 2011 and January 29, 2010, zero and $17.4 million, respectively, of cash collateral was reported as a component of restricted cash in the Company’s consolidated balance sheets. For more information on minimum cash collateral and the A/R Credit Facility and the predecessor Senior Secured Revolving Credit Facility, see Note 4 Financing.

We have restricted depository accounts related to our agreement with the Credit Issuers to originate customer revolving credit accounts. Under our agreements with MetaBank, we are required to maintain a segregated deposit account in an amount equivalent to a minimum of $1.0 million, 75% of the highest daily volume of receivables funded by MetaBank during the seven days most recently completed, or 75% of the highest daily volume of receivables projected for the then-current calendar week, whichever is larger. At January 28, 2011, restricted cash included $1.4 million related to MetaBank’s origination of customer revolving credit accounts.

At January 29, 2010, we were required pursuant to our agreements with CIT Bank to maintain a segregated deposit account in an amount equivalent to 10% of the aggregate outstanding principal amount of the receivables owned by CIT Bank during the holding period. At January 29, 2010,

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

restricted cash included $0.2 million related to CIT Bank’s origination of customer revolving credit accounts.

Under our agreements with WebBank, we are required to maintain a segregated deposit account at WebBank in an amount equivalent to a minimum of $0.1 million or 100% of the average of the previous calendar month’s daily outstanding principal balance, whichever is larger. At January 28, 2011 and January 29, 2010, restricted cash included $0.1 million related to WebBank’s origination of customer revolving credit accounts.

Allowance for Doubtful Accounts — We maintain an allowance for doubtful accounts at a level intended to absorb estimated probable losses inherent in customer accounts receivable, including accrued finance charges and fees as of the balance sheet date. We use our judgment to evaluate the adequacy of the allowance for doubtful accounts based on a variety of quantitative and qualitative risk considerations. Quantitative factors include, among other things, customer credit risk and aging of accounts receivable. Qualitative factors include, among other things, economic factors that have historically been leading indicators of future delinquency and losses such as national unemployment rates, changing trends in the financial obligations ratio published by the Federal Reserve and changes in the consumer price index. We segment customer accounts receivable into vintage pools based on date of account origination. Each vintage is further segmented into pools based on delinquency status as of the balance sheet date and risk profile. Our estimate of future losses is based on historical losses on receivables with a similar vintage, delinquency status, and risk profile, adjusted for current trends and changes in underwriting. Customer receivables are written off as of the statement cycle date following the passage of 180 days without receiving a qualifying payment. Accounts receivable relating to bankrupt or deceased account holders are written off as of the statement cycle date following the passage of 60 days after receipt of formal notification regardless of delinquency status. Recoveries of receivables previously written off are recorded when received.

Merchandise Inventories — Merchandise inventories are valued at the lower of weighted-average cost or market value. We write down inventory considered obsolete based on management’s best estimate of the amount of inventory that is subject to obsolescence. The estimates are subject to change in the near term, depending on changes in economic conditions and other factors, which may affect the ending inventory valuation as well as gross margin. Merchandise inventories were $44.4 million and $41.5 million net of write-downs for excess and obsolete merchandise of $6.3 million and $5.1 million at January 28, 2011 and January 29, 2010, respectively. We record cash discounts and trade rebates from vendors as reductions to merchandise inventories.

Promotional Material Inventories — Promotional material inventories includes raw materials, work in process, and costs associated with catalog direct response advertising and premium (free gift) inventory. Production of catalog direct response advertising includes costs associated with photography, page design, development, separations, payroll and benefit costs for employees involved in the creation of catalogs, as well as costs of paper, printing, and postage. Catalog direct response advertising costs are deferred and amortized to sales and marketing expense over the period during which the sales are expected to occur, generally over three to five months following a mailing. Premiums are expensed when shipped to the customer along with the product order. Catalog direct response advertising expense for the years ended January 28, 2011, January 29, 2010 and January 30, 2009 was $103.9 million, $89.4 million and $93.8 million, respectively.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Promotional material inventories as of January 28, 2011 and January 29, 2010 consist of the following (in thousands):

	January 28,	January 29,
	2011	2010

Premium inventory	$1,278	$1,053
Catalog advertising work in process	8,229	6,171
Deferred promotional costs	4,855	5,162

Promotional material inventories	$14,362	$12,386

Property and Equipment — net — Property and equipment includes purchased and internally-developed software, computer hardware, machinery and equipment used in our distribution center, office furniture, and leasehold improvements with estimated useful lives ranging from three to five years. Property and equipment is recorded at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. We depreciate leasehold improvements over the shorter of the estimated useful lives of the assets or the contractual term of the lease, with consideration of lease renewal options if renewal appears probable. We amortize purchased and internally-developed software over the estimated useful lives of the assets not to exceed five years. We have pledged unencumbered property and equipment as additional collateral for the inventory line of credit (the “Inventory Line of Credit”), with the Senior Subordinated Secured Notes in a secondary position. See Note 4 Financing for further information on the Inventory Line of Credit and Senior Subordinated Secured Notes.

Property and equipment — net as of January 28, 2011 and January 29, 2010 consists of the following (in thousands):

	January 28,	January 29,
	2011	2010

Software	$39,893	$31,620
Computer hardware	4,688	8,195
Machinery, equipment, and furniture	3,681	3,222
Leasehold improvements	4,050	3,773

	52,312	46,810
Less accumulated depreciation and amortization	(29,786)	(27,641)

Property and equipment — net	$22,526	$19,169

Depreciation and amortization expense for the years ended January 28, 2011, January 29, 2010 and January 30, 2009 was $8.7 million, $7.2 million and $6.3 million, respectively. Routine maintenance and repair costs, reported in general and administrative expenses, were $4.6 million, $4.1 million and $3.1 million for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.

Deferred Charges — Costs incurred by us in securing financing are capitalized and amortized as interest expense over the term of the related debt using the straight-line method which approximates the effective interest method. Amortization of financing costs was $3.7 million, $3.6 million, and $3.5 million for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Derivative Liabilities in Our Own Equity — We have derivative liabilities relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement. These derivative liabilities are recorded at their estimated fair value at each balance sheet date. Changes in fair value are reflected in the consolidated statement of operations as gains or losses from derivatives in our own equity. See Note 4 Financing and Note 5 Shareholders’ Deficit for further information.

Operating Leases — We rent office and distribution center space under operating leases which, in addition to the minimum lease payments, require payment of a proportionate share of the real estate taxes and certain building operating expenses.

Rent expense is recognized on a straight-line basis over the lease term, after consideration of rent escalations and rent holidays. We record any difference between the straight-line rent amounts and amounts payable under the leases as deferred rent, in other current liabilities or other long-term liabilities, as appropriate. The lease term for purposes of the calculation begins on the earlier of the lease commencement date or the date we take possession of the property. Leasehold improvements that are funded by landlord incentives or allowances under an operating lease are recorded as deferred rent in accrued costs and other current liabilities or other long-term liabilities, as appropriate, and amortized as reductions to rent expense over the lease term. As of January 28, 2011 and January 29, 2010, deferred rent included in accrued costs and other current liabilities in the consolidated balance sheets was $0.5 million and $0.5 million, respectively, and deferred rent included in other long-term liabilities in the consolidated balance sheets was $5.4 million and $5.4 million, respectively.

Revenue Recognition — Net sales consists of sales of merchandise, shipping and handling revenue, and commissions earned from third parties that market their products to our customers. We record merchandise sales and shipping and handling revenue at the estimated time of delivery to the customer. Net sales is reported net of discounts and estimated sales returns, and excludes sales taxes.

Net sales for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, consist of the following (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Sales by merchandise category:
Home	$236,555	$207,177	$209,483
Entertainment	225,060	189,157	179,439
Fashion	74,232	57,339	48,678

Total merchandise sales	535,847	453,673	437,600
Returns and allowances	(27,871)	(26,871)	(25,862)
Commissions	13,331	11,387	11,600

Net sales	$521,307	$438,189	$423,338

Cost of Sales — Cost of sales includes the cost of merchandise sold (net of vendor rebates, purchase discounts and estimated returns), shipping and handling costs, inbound freight costs, payroll and benefits for distribution center employees, depreciation of distribution center assets, and estimates of product obsolescence costs. We do not include distribution center occupancy costs in cost of sales.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Sales and Marketing Expenses — Sales and marketing expenses include e-commerce advertising, catalog production and postage costs, premium (i.e., free gift with purchase) expense, order entry, and customer service costs. Catalog production and postage costs are deferred and amortized over the period during which the future benefits of the mailing are expected to be received.

Net Credit Expense (Income) — We recognize finance charge and fee income on customer accounts receivable according to the contractual provisions of our customer account agreements. We accrue finance charge income on all accounts receivable until the account balance is paid off or charged off. We impose a late fee if our customer does not pay at least the minimum payment by the payment due date. We cease to charge a late fee when an account is 90 or more days past due. Our estimate of uncollectible finance charge and fee income is included in the allowance for doubtful accounts.

Credit expenses include credit management costs (including statement and payment processing, collections, origination fees paid to the Credit Issuers, new account application and credit bureau processing costs, as well as direct customer service costs) and the provision for doubtful accounts. We record a provision for doubtful accounts to maintain the allowance for doubtful accounts at a level intended to absorb probable losses in customer accounts receivable as of the consolidated balance sheet date. Net credit expense (income) for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, is as follows (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Finance charge and fee income	$(160,778)	$(136,924)	$(122,896)
Provision for doubtful accounts	89,524	83,102	93,332
Credit management costs	34,358	31,506	30,669

Net credit expense (income)	$(36,896)	$(22,316)	$1,105

General and Administrative Expenses — General and administrative expenses include payroll and benefit costs for corporate and administrative employees, including information technology, legal, human resources, finance, merchandising, credit supervision, sales and marketing management; occupancy costs of corporate and distribution center facilities; depreciation related to corporate assets; insurance; software amortization; maintenance; and other overhead costs.

Impairment of Long-Lived Assets — We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted cash flows expected to be generated by the asset, plus net proceeds expected from disposition of the asset (if any). When we recognize an impairment loss, the carrying amount of the asset is reduced to estimated fair value based on discounted cash flows, quoted market prices, or other valuation techniques. Assets to be disposed of are reported at the lower of the carrying amount of the asset or fair value less costs to sell. There were no impairment losses recognized for each of the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.

Stock-Based Compensation — We recognize stock-based compensation expense in an amount equal to the fair value on the date of the grant. Compensation expense is recognized over the period the employees are required to provide services in exchange for the stock-based awards. See Note 6 Stock-Based Compensation for a discussion of our stock-based compensation plans.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Comprehensive Income — During the years ended January 28, 2011, January 29, 2010, and January 30, 2009, we did not have any other comprehensive income. Accordingly, net income equals comprehensive income for all periods presented.

Recently Adopted Accounting Standards — Accounting Standards Codification (ASC) 815-40 (ASC 815-40), formerly EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock” requires additional analysis as to whether or not our common stock warrants and conversion features embedded in our Series A convertible preferred stock (“Series A Preferred Stock”) and Series B convertible preferred stock (“Series B Preferred Stock”) are indexed to our own equity, a condition that is required to attain equity accounting and classification. The Series A Preferred Stock and Series B Preferred Stock are collectively referred to as “Preferred Stock.”

Our Series A Preferred Stock and Series B Preferred Stock each contain an embedded conversion feature that contain non-standard anti-dilution provisions, as discussed above. The embedded conversion feature is not considered to be clearly and closely related to the host instrument because the Preferred Stock is redeemable outside of the control of the Company. Under ASC 815-40, the embedded conversion feature is required to be bifurcated and accounted for as a freestanding derivative. See Note 4 Financing.

Accounting Standards Not Yet Adopted — In August 2010, the Financial Accounting Standards Board issued a proposed accounting standard update on the proper accounting for leases (ASC 840). The proposed requirements would supersede the current guidance in ASC 840 that classifies leases into two categories: capital leases and operating leases. Lessees would be most affected if they have a significant portfolio of assets held under operating leases, especially those with leases of property. At present, we account for operating lease payments by recognizing them in the period in which they occur. The proposals would require lessees to recognize the assets and liabilities arising from those leases.

Although the proposed changes may be less fundamental for leases currently classified as capital leases, they would result in significant changes in the measurement of the assets and liabilities arising from those leases because of the way this exposure draft proposes to account for options and contingent rentals. In addition, the pattern of income and expense recognition in the income statement would change significantly. The proposed standard is still in the comment period and we are not able to determine the likely impact on our financial statements at this time.

2. CUSTOMER ACCOUNTS RECEIVABLE

Customer accounts receivable as of January 28, 2011, January 29, 2010 and January 30, 2009 are as follows (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Customer accounts receivable	$602,047	$489,236	$439,507
Less allowance for doubtful accounts	(109,211)	(98,394)	(97,094)

Customer accounts receivable—net	$492,836	$390,842	$342,413

Period-end balances 30+ days delinquent (a)	$79,630	$71,019	$72,670
Period-end balances 30+ days delinquent as a percentage of total customer accounts receivable	13.2%	14.5%	16.5%

(a)	Based on statement cycle date

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Credit Issuers extend credit directly to the Company’s customers. The Company is obligated to purchase and assume ownership of the receivables after a contractual holding period by the Credit Issuers, generally one or two business days. The purchase price includes the unpaid balance of the loan receivable, plus accrued interest during the Credit Issuers’ holding periods, plus an origination fee.

Fingerhut customer credit is accepted on customary revolving credit terms and offers the customer the option of paying the entire balance during a “grace period” of at least 24 days without incurring finance charges. Alternatively, customers may make scheduled minimum payments and incur finance charges on the revolving balance. Depending on the dollar value of the account balance, minimum payments range from $5.99 to $69.99 for balances up to $1,399, or 5% of the account balance for balances greater than $1,399. For balances of $5.99 or less, the minimum payment is the outstanding balance. We also offer qualifying customers credit on deferred billing terms. Generally, the deferral periods are between 30 and 180 days. Unless the entire deferred account balance is paid in full on or before the expiration of the deferred billing period, the deferred billing account balance converts to a revolving account at the end of the deferral period, and finance charges are assessed from the date the sale is posted to the customer’s account.

Gettington.com customer credit is accepted on customary revolving credit terms and offers the customer the option of paying the entire balance during a “grace period” of at least 24 days without incurring finance charges. Alternatively, customers may make scheduled minimum payments and incur finance charges on the revolving balance. Minimum payments depend on whether our customer has chosen the Fast Option or the Easy Option. Our Fast Option calculates the minimum payment in four equal monthly installments at the time of purchase, which includes related interest charges. Our Easy Option minimum payment amount is determined by the purchases and balances on the Easy Option plan. The minimum payment is calculated on the original purchase as either $20 or 5.5% of the beginning account balance, whichever is greater. Our Easy Option payment is recalculated after each additional purchase.

We recognize finance charge and fee income on customer accounts receivable according to the contractual provisions of the credit account agreements. An estimate of uncollectible finance charge and fee income is included in the allowance for doubtful accounts.

We maintain an allowance for doubtful accounts at a level intended to absorb estimated probable losses inherent in customer accounts receivable, including accrued finance charges and fees as of the balance sheet date. The provision for doubtful accounts is included in net credit expense (income) in the consolidated statements of operations. Upon charge-off, any unpaid principal is applied to the allowance for doubtful accounts and any accrued but unpaid finance charges and fees are netted against finance charge and fee income with an offsetting equivalent reversal of the allowance for doubtful accounts through the provision for doubtful accounts.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Changes in the allowance for doubtful accounts for the years ended January 28, 2011, January 29, 2010 and January 30, 2009 are as follows (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Allowance for doubtful accounts — beginning of year	$98,394	$97,094	$87,981
Provision for doubtful accounts	89,524	83,102	93,332
Principal charge-offs	(86,813)	(89,094)	(90,180)
Recoveries	8,106	7,292	5,961

Allowance for doubtful accounts — end of year	$109,211	$98,394	$97,094

As a percentage of period-end customer accounts receivable	18.1%	20.1%	22.1%
As a percentage of balances 30+ days delinquent	137.1%	138.5%	133.6%

The average time since origination of customer accounts affects the stability of delinquency and loss rates. Older accounts are typically more stable than more recently originated accounts. The peak delinquency rate for a new account vintage is approximately eight months after origination. Accounts past this peak delinquency curve exhibit greater stability in their performance. We estimate the allowance for doubtful accounts by segmenting customer accounts receivable by time since origination.

The time since origination of customer accounts and their related accounts receivable balance as of January 28, 2011, January 29, 2010 and January 30, 2009 are as follows (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Time since origination, as segmented in our estimate of the allowance for doubtful accounts:
0 - 3 months	$41,562	$25,919	$19,552
4 - 6 months	28,037	19,815	15,600
7 - 9 months	29,871	20,481	16,834
10 - 12 months	21,284	16,994	15,936
13 - 15 months	39,104	26,709	36,654
16 - 18 months	24,813	16,909	30,078
19+ months	393,365	342,812	291,160
Impaired (a)	24,011	19,597	13,693

Period-end customer accounts receivable	$602,047	$489,236	$439,507

(a)	Includes qualified hardship, bankrupt, deceased, and re-aged customer accounts

3. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per common share is computed under the two-class method. This method requires net income to be reduced by the amount of dividends or accretion (distributed earnings) during the period for each class of stock. Undistributed earnings for the period are allocated to participating securities based on the contractual participation rights of the security to share in those current earnings assuming all the earnings for the period are distributed. Our Preferred Stock are participating securities

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

due to preferred stockholder participation rights related to cash dividends declared by the Company. No allocation was made to Preferred Stock for periods where an undistributed net loss existed. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares and common share equivalents. Common share equivalents include, to the extent dilutive, incremental common shares issuable upon the exercise of stock options, the exercise of stock warrants, nonvested restricted stock awards, and the conversion of Preferred Stock to common stock. The dilutive effect of stock options, restricted stock awards and stock warrants is computed using the treasury stock method. The dilutive effect of Preferred Stock is computed using the if-converted method as prescribed by the two-class method, because it is more dilutive than the treasury method.

The following table sets forth the computation of basic and diluted net income (loss) per share for the fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively, are as follows (in thousands, except per share data):

	January 28,	January 29,	January 30,
	2011	2010	2009

Basic and Diluted Earnings per Share (Two-Class Method)
Net (loss) income	$(11,524)	$9,222	$1,335
Less: Preferred Stock accretion	(13,534)	(12,602)	(11,289)

Undistributed loss	$(25,058)	$(3,380)	$(9,954)

Distributed Earnings per Share — Basic and Diluted
Preferred Stock accretion	$13,534	$12,602	$11,289
Weighted-average preferred shares outstanding	15,855	15,853	13,609

Distributed earnings per share — preferred	$0.85	$0.79	$0.83

Undistributed Earnings per Share — Basic
Undistributed loss	$(25,058)	$(3,380)	$(9,954)
Preferred ownership	87.2%	89.3%	89.9%

Preferred shareholders interest in undistributed income	$—	$—	$—

Weighted-average preferred shares	15,855	15,853	13,609

Undistributed earnings per share — preferred	$—	$—	$—

Undistributed loss	$(25,058)	$(3,380)	$(9,954)
Common ownership	12.8%	10.7%	10.1%

Common shareholders interest in undistributed loss	$(25,058)	$(3,380)	$(9,954)

Weighted-average common shares outstanding — basic	2,326	1,899	1,522

Total basic loss per share — common	$(10.77)	$(1.78)	$(6.54)

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	January 28,	January 29,	January 30,
	2011	2010	2009

Diluted Earnings per Share (If-Converted Method)
Net loss available to common shareholders	$(25,058)	$(3,380)	$(9,954)
Earnings distributed to preferred shareholders	—	—	—
Undistributed earnings allocated to preferred shareholders	—	—	—

Net loss used in diluted earnings per share	$(25,058)	$(3,380)	$(9,954)

Weighted-average common shares outstanding — basic	2,326	1,899	1,522
Preferred Stock	—	—	—
Series A Preferred Stock warrants	—	—	—
Common share equivalents	—	—	—

Shares used to compute loss per common share — diluted	2,326	1,899	1,522

Total diluted loss per share	$(10.77)	$(1.78)	$(6.54)

For the fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, the following securities were not included in the calculation of diluted shares outstanding as the effect would have been anti-dilutive (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Preferred Stock	147,774	410,736	17,940
Common stock warrants	2,758	2,758	2,122
Unvested restricted stock awards	1,107	1,276	712
Series A Preferred Stock warrants	441	441	441
Common stock options	453	381	387

	152,533	415,592	21,602

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4. FINANCING

Outstanding financing agreements as of January 28, 2011 and January 29, 2010, are as follows (in thousands):

	January 28,	January 29,
	2011	2010

Short-term debt:
A/R Credit Facility — Revolving Credit Tranche (Tranche A)	$215,000	$—
Revolving Credit Facility	—	241,000
Inventory Line of Credit	10,100	5,339
Other notes payable	409	489

Short-term debt	$225,509	$246,828

Long-term debt:
A/R Credit Facility — Term Loan Tranche (Tranche B)	$75,000	$—
13% Senior Subordinated Secured Notes — net of discount of $1,281 and $1,876, respectively	28,719	28,124
Debt Due to Affiliates	400	400
Other notes payable	355	391

Long-term debt	$104,474	$28,915

Interest Expense — net for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, is as follows (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Interest on debt	$26,424	$27,142	$26,385
Amortization of deferred charges	3,733	3,573	3,481
Amortization of original issue discount	595	595	595
Interest income	(2)	(94)	(622)

Interest expense — net	$30,750	$31,216	$29,839

Refinancing of Senior Secured Revolving Credit Facility — On August 20, 2010, through our consolidated wholly-owned subsidiary, Fingerhut Receivables I, LLC (“FRI”), we entered into the $365 million A/R Credit Facility which matures on August 20, 2013. FRI is a special-purpose, bankruptcy remote entity established for the purpose of purchasing customer accounts receivable from Bluestem Brands, Inc. to hold as collateral under applicable credit agreements. The receivables transferred to FRI are not available to general creditors of Bluestem Brands. The transfers of receivables are recorded as secured borrowings on our balance sheet in accordance with GAAP.

The A/R Credit Facility is segregated into two components, Tranche A (“Revolving Credit Tranche”) and Tranche B (“Term Loan Tranche”). The Term Loan Tranche has a fixed outstanding balance of $75 million which bears interest at a fixed rate of 14.75%. We cannot prepay our Term Loan Tranche prior to August 20, 2011. If the Term Loan Tranche is partially or fully prepaid between August 20, 2011 and August 20, 2012, a prepayment penalty up to 3% of the amount prepaid is due to the lenders. The $290 million Revolving Credit Tranche is a revolving credit facility and the daily outstanding balances bear interest at London InterBank Offered Rate (“LIBOR”) plus 4.25%.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Under the A/R Credit Facility, all of our customer accounts receivable are held by FRI and are collateral against any outstanding balances. However, not all customer accounts receivable are used to calculate the borrowing base or performance covenants. The pool of customer accounts receivable from which the borrowing base and performance covenants are calculated in accordance with the A/R Credit Facility is known as “Eligible Underlying Receivables.” The A/R Credit Facility agreement states that customer accounts receivable must meet certain requirements before they can be placed in the pool of Eligible Underlying Receivables. The primary requirements are that the customer must have made at least one payment since inception of the receivable and have a FICO score greater than 525. The combined borrowing capacity of Revolving Credit Tranche and Term Loan Tranche is the lesser of $365 million, or the product of (i) 68% and (ii) the sum of the outstanding principal amount of Eligible Underlying Receivables, and amounts on deposit representing principal collections on customer accounts receivable held by FRI (subject to reserve adjustments and concentration limits).

Eligible Underlying Receivables portfolio covenants — Violation of any Eligible Underlying Receivables portfolio covenant is an event of default under the A/R Credit Facility. If an event of default is not cured within the agreed upon time period, or if a waiver from the lenders is not granted, the outstanding balance becomes due immediately. The following Eligible Underlying Receivables portfolio covenant thresholds are evaluated for compliance on a monthly basis (capitalized terms have the meanings given to them in the A/R Credit Facility and are described in the notes to the table below):

•	Three-month average Principal Payment Rate shall be greater than 5%.

•	Three-month average Principal Default Ratio shall be less than 24% from April through August and less than 28% from September through March.

•	Three-month average Principal Delinquency Ratio shall be less than 14.5%.

•	Three-month average Excess Spread Ratio shall be greater than 8%.

•	Three-month average Adjusted Excess Spread Ratio (defined as the Adjusted Portfolio Yield less the Principal Default Ratio and the Receivables Base Rate) shall be greater than −4%.

•	One month Principal Delinquency Ratio shall be less than 16%.

•	One month Total Payment Rate shall be greater than 6.5%.

The following table compares actual Eligible Underlying Receivables portfolio covenant levels to actual as of January 28, 2011:

Covenant	Covenant Level	Actual

Principal Payment Rate (three-month average) (a)	> 5.00%	5.60%
Principal Default Ratio (three-month average) (b)	< 28.00%	19.37%
Principal Delinquency Ratio (three-month average) (c)	< 14.50%	8.74%
Excess Spread Ratio (three-month average) (d)	> 8.00%	22.12%
Adjusted Excess Spread Ratio (three-month average) (e)	> (4.00)%	8.45%
Principal Delinquency Ratio (one month)	< 16.00%	8.41%
Total Payment Rate (one month) (f)	> 6.50%	8.14%

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	The “Principal Payment Rate” is equal to, for a calendar month period, the principal collections on Eligible Underlying Receivables, divided by the principal portion of Eligible Underlying Receivables outstanding as of the last day of the preceding calendar month.

(b)	The “Principal Default Ratio” is equal to, for a calendar month period, 12 times the principal portion of Eligible Underlying Receivables that became defaulted accounts during the month, divided by the aggregate amount of the principal portion of Eligible Underlying Receivables outstanding as of the last day of the preceding calendar month.

(c)	The “Principal Delinquency Ratio” is equal to, for a calendar month period, the principal portion of Eligible Underlying Receivables that are two or more cycles delinquent at the end of the month, divided by the aggregate amount of the principal portion of Eligible Underlying Receivables outstanding at the end of the month.

(d)	The “Excess Spread Ratio” is equal to, for a calendar month period, the Portfolio Yield, minus the Principal Default Ratio, minus the Receivables Base Rate. The “Portfolio Yield” is equal to, for a calendar month period, 12 times the aggregate amount of certain finance charge collections including the intercompany 8% merchant fee on sales related to Eligible Underlying Receivables, recoveries on charged off accounts related to both Eligible and Non-eligible Underlying Receivables, and investment earnings on amounts on deposit in the finance charge collections account, divided by the aggregate amount of the principal portion of Eligible Underlying Receivables outstanding as of the last day of the preceding calendar month. The “Receivables Base Rate” is equal to 12 times the aggregate amount paid to the servicer for Eligible Underlying Receivables, plus interest and fees payable, and divided by the aggregate amount of the principal portion of Eligible Underlying Receivables outstanding as of the last day of the preceding calendar month.

(e)	The “Adjusted Excess Spread Ratio” is equal to, for a calendar month period, the Adjusted Portfolio Yield, less the Principal Default Ratio, less the Receivables Base Rate. The “Adjusted Portfolio Yield” is equal to, for a calendar month period, means, with respect to any Monthly Period, 12 times the aggregate amount of certain finance charge collections, divided by the aggregate amount of principal portion of Eligible Underlying Receivables outstanding as of the last day of the preceding calendar month.

(f)	The “Total Payment Rate” is equal to, for a calendar month period, the aggregate amount of certain principal collections, certain finance charge collections including the intercompany 8% merchant fee on sales related to Eligible Underlying Receivables, recoveries on charged off accounts related to both Eligible and Non-eligible Underlying Receivables, and investment earnings on amounts on deposit in the finance charge collections account, divided by the aggregate amount of Eligible Underlying Receivables outstanding as of the last day of the preceding calendar month.

In addition to Eligible Underlying Receivables portfolio covenants, there are certain Eligible Underlying Receivables portfolio performance thresholds that, if not met, require us to provide cash collateral, as discussed below.

Cash collateral requirements — If the Excess Spread Ratio drops below certain thresholds on a three-month average basis, cash collateral expressed as a percentage of the amount of outstanding borrowings on our A/R Credit Facility is required as follows:

Cash
Excess Spread Ratio	Collateral

> 14.0%	—%
> 12.5% ≤ 14.0%	2
> 11.0% ≤ 12.5%	4
> 9.5% ≤ 11.0%	6
≤ 9.5%	8

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the Total Payment Rate on a one month average basis drops below certain thresholds cash collateral expressed as a percentage of the amount of outstanding borrowings on our A/R Credit Facility is required as shown in the following table:

Cash
Total Payment Rate	Collateral

> 8.0%	—%
> 7.25% ≤ 8.0%	1
≤ 7.25%	2

If the Principal Delinquency Ratio on a one month average exceeds certain thresholds cash collateral expressed as a percentage of the amount of outstanding borrowings on our A/R Credit Facility is required as shown in the following table:

Cash
Principal Delinquency Ratio	Collateral

< 12.5%	—%
≥ 12.5% < 14.0%	1
≥ 14.0%	2

The Eligible Underlying Receivables portfolio must perform at a higher level than noted above for three consecutive months for cash collateral to be released. As of January 28, 2011, total portfolio cash collateral was zero. As of January 29, 2010, in accordance with the Senior Secured Revolving Credit Facility (the predecessor revolving credit facility) total portfolio cash collateral was $17.4 million, or 7% of outstanding borrowings.

Financial and Other Covenants under Our Credit Facilities — In addition to the covenants discussed above, we are subject to financial and other covenants under the A/R Credit Facility, Inventory Line of Credit and Senior Subordinated Secured Notes. Failure to comply with these covenants is an event of default, subject to certain grace periods or waivers. The following financial covenant levels are the most restrictive levels that must be maintained in accordance with our credit agreements.

•	Minimum Net Liquidity — The sum of unrestricted cash and cash equivalents, availability under the A/R Credit Facility and availability under the Inventory Line of Credit must be at least $25 million in each fiscal month from February through November, and must be at least $20 million in the fiscal months of December and January of each year.

•	Tangible Net Worth — Must be at least $120 million, plus 75% of consolidated net earnings before gain or loss on derivatives in our own equity (if positive) for each full fiscal year following August 20, 2010, and 85% of the gross proceeds on any issuance of equity as determined quarterly.

•	Last Twelve Months (“LTM”) Adjusted EBITDA Margin — LTM adjusted earnings before gain or loss on derivatives in our own equity, interest expense, taxes, depreciation, amortization, and certain other adjustments (Adjusted EBITDA) margin must be at least 8.5%.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Fixed Charge Coverage Ratio — Must be at least 1.0x through October 2011, 1.05x from November 2011 through October 2012 and 1.1x from November 2012 through August 2013.

In addition to the above financial covenants, we are also subject to the following financial covenant under our Inventory Line of Credit and Senior Subordinated Secured Notes:

•	Minimum Adjusted EBITDA — Adjusted EBITDA must be at least $52.3 million for 2011 and $57 million for 2012 and any fiscal year thereafter.

Deferred Charges — During 2010, we recorded direct loan origination fees of $11.1 million in connection with our new A/R Credit Facility and the amendment to our Inventory Line of Credit. The $11.1 million is reported as prepaid and other current assets (equal to amortization scheduled to occur within the next year) and long-term deferred charges on our consolidated balance sheet, net of amortization. We are amortizing the deferred charges on a straight-line basis (which approximates the effective interest method) as interest expense over the three-year terms of the A/R Credit Agreement and Inventory Line of Credit.

Loss on Early Extinguishment of Debt — The loss on early extinguishment of debt was recognized as a result of our early termination of the Senior Secured Revolving Credit Facility that was replaced with the A/R Credit Facility. The $5.1 million loss recognized during 2010 included a $2.8 million prepayment penalty paid to our former lenders and a $2.3 million write-off of unamortized deferred financing fees from the predecessor Senior Secured Revolving Credit Facility.

Senior Secured Revolving Credit Facility — On May 15, 2008, the Company, through its subsidiary, FRI, entered into a three-year $280 million Senior Secured Revolving Credit Facility. We replaced the Senior Secured Revolving Credit Facility with the A/R Credit Facility effective August 20, 2010.

The receivables transferred to FRI were not available to general creditors of the Company and were recorded as secured borrowings on the balance sheet in accordance with FASB accounting standards on transfers and servicing of financial assets.

Daily outstanding balances on the Senior Secured Revolving Credit Facility incurred interest at LIBOR, plus 8% with a 3% LIBOR floor. The borrowing capacity of the Senior Secured Revolving Credit Facility was the lesser of $280 million or the product of (i) 73.625% and (ii) the sum of the outstanding principal amount of Eligible Underlying Receivables, as defined, and amounts on deposit in the principal Collections Account, as defined, and subject to reserve adjustments. As of January 28, 2011 and January 29, 2010, the Company had zero and $241 million outstanding with zero and $39 million of available credit under the Senior Secured Revolving Credit Facility, respectively.

Upon closing of the Senior Secured Revolving Credit Facility, we issued warrants to purchase 2,282,099 shares of common stock with an exercise price of $0.01 per share to the lenders. The warrants expire ten years from the date of issuance, are exercisable at any time prior to expiration, and were valued at zero utilizing the Black-Scholes-Merton (“BSM”) valuation model at the date of issuance. These common stock warrants are recorded at their estimated fair value and classified as derivative liabilities with changes in estimated fair value recorded as a gain or loss from derivatives in our own equity. See Note 5 Shareholders’ Deficit — Warrants.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We also entered into a contingent fee agreement (“Contingent Fee”) whereby the Company agrees to pay the lenders a fee contingent upon the occurrence of a defined liquidation, sale, or change of control transaction. A fee is also payable in connection with an initial public offering (“IPO”) by the Company, unless no Preferred Stock is outstanding thereafter, in which case no fee is payable and the agreement terminates. The fee ranges from $0 to $28.9 million based on the timing and value of the Company’s equity (including warrants outstanding) at the time of a liquidation, sale, or change of control transaction occurring before May 15, 2018. The Contingent Fee is considered a derivative liability under ASC 815-10. Changes in the fair value of this derivative liability are included in gain or loss from derivatives in our own equity in the consolidated statement of operations. The liabilities associated with these derivatives are recorded as derivative liabilities in our own equity on our consolidated balance sheet.

We incurred $9.4 million of origination costs and fees that were amortized to interest expense over the three-year term of the agreement until its replacement on August 20, 2010 when the remaining $2.3 million of unamortized deferred financing fees was written-off and reported as a component of the $5.1 million loss on early extinguishment of debt.

An undrawn commitment fee of 0.375% was required on undrawn amounts if the average utilization of the facility was equal to or greater than 50%, which increased to 0.500% if the average utilization of the facility was less than 50%.

In addition to being secured by the customer accounts receivable, the Senior Secured Revolving Credit Facility was also secured by cash collateral. Cash collateral ranged from 4% to 14% of outstanding borrowings (as defined) based on the financial performance of the Eligible Underlying Receivables (as defined), as follows.

If the cash-basis portfolio yield less principal defaults, servicing costs and financing costs on Eligible Underlying Receivables (“Excess Spread”) as a percentage of the principal amount of Eligible Underlying Receivables (“Excess Spread Ratio”) dropped below certain thresholds on a three-month average basis, additional cash collateral was required to be deposited in a restricted account as follows:

Additional
Cash
Excess Spread Ratio	Collateral

> 15.5%	—%
> 13.5% ≤ 15.5%	2
> 11.5% ≤ 13.5%	4
> 9.5% ≤ 11.5%	6
≤ 9.5%	8

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional cash collateral was also required to be deposited in a restricted account if the three-month average Total Payment Ratio (as defined) dropped below certain thresholds as shown in the following table:

Additional
Cash
Total Payment Ratio	Collateral

> 10%	—%
> 9% ≤ 10%	1
≤ 9%	2

The Underlying Eligible Receivables must have performed at a higher level than noted above for three consecutive months for restricted cash to be released.

As of January 29, 2010, total cash collateral required by the Senior Secured Revolving Credit Facility was $17.4 million, or 7% of outstanding borrowings.

Under the Senior Secured Revolving Credit Facility as amended, the following portfolio performance covenants with respect to Eligible Underlying Receivables were tested monthly (capitalized terms are as defined in the Senior Secured Revolving Credit Facility):

•	Three-month average Principal Payment Ratio shall be greater than 5%.

•	Three-month average Principal Default Ratio shall be less than 29%.

•	Twelve-month average Principal Default Ratio shall be less than 24%.

•	More than 50% of the principal receivables relating to Eligible Underlying Receivables with a credit score shall have an updated credit score greater than 600.

•	More than 75% of the principal receivables relating to Eligible Underlying Receivables with a behavior score shall have an updated Behavior Score greater than 400.

•	More than 50% of the Principal Receivables relating to Eligible Underlying Receivables with a behavior score shall have an updated Behavior Score greater than 450.

•	Three-month average Principal Delinquency Ratio shall be less than 15%.

•	Three-month average Excess Spread Ratio shall be greater than 7.5%.

•	Three-month average Total Payment Ratio shall be greater than 8%.

We were also subject to the following financial covenants:

•	Minimum Net Liquidity I — The sum of unrestricted cash and cash equivalents, availability under the Senior Secured Revolving Credit Facility and availability under the Inventory Line of Credit must be at least $25 million in all fiscal months February through November, and must be at least $15 million in the fiscal months of December and January.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Minimum Net Liquidity II — The sum of unrestricted cash and cash equivalents and availability under the Senior Secured Revolving Credit Facility must be at least $10 million in all fiscal months February through November and must be at least $7.5 million in the fiscal months of December and January.

•	Tangible Net Worth — Tangible net worth must be at least $105 million, plus 75% of net income for each full fiscal year following May 15, 2008, and 85% of the gross proceeds on any issuance of equity.

•	LTM EBITDA Margin — Last 12 months’ EBITDA margin must be at least 8.5%.

•	Fixed Charge Coverage Ratio — Fixed Charge Coverage Ratio must be at least 1.1:1.

Failure to comply with the portfolio performance covenants and financial covenants would have been an event of default.

As of January 28, 2011 and January 29, 2010, we were in compliance with all portfolio, financial and other covenants.

Inventory Line of Credit — We have a $50 million line of credit, as amended effective August 20, 2010, that is secured by inventory and other unencumbered assets of the Company maturing August 20, 2013 (the “Inventory Line of Credit”). Borrowing capacity under the Inventory Line of Credit is calculated as the lower of 85% of the liquidation value from the latest inventory appraisal, or 65% of eligible inventory, in either case less any reserves, up to a maximum of $50 million. Daily outstanding balances on the Inventory Line of Credit bear interest at LIBOR plus 3.25% to 3.50%, or prime plus 2.00% to 2.25%, subject to outstanding balances. The Inventory Line of Credit agreement, as amended, requires the payment of an unused commitment fee ranging from 0.375% to 0.500% on the average daily-unused portion of the revolving commitment. The financial covenants of the Inventory Line of Credit include the same financial covenants of the A/R Credit Facility and predecessor Senior Secured Revolving Credit Facility as well as a minimum EBITDA requirement of $52.3 million for fiscal year 2011, $57 million for fiscal year 2012 and any fiscal year thereafter.

We amended our Inventory Line of Credit as of April 1, 2010 and as of August 20, 2010. Terms and conditions for each amended agreement remained the same, with the exception of the following:

•	Effective April 1, 2010 through August 19, 2010 — The maturity date became April 1, 2011. Daily outstanding balances incurred interest at LIBOR plus 2.75% to 3.50%, or prime plus 1.50% to 2.25%, subject to outstanding balances. The unused commitment fee ranged from 0.500% to 1.000% based on the average daily-unused portion of the revolving commitment.

•	Effective August 20, 2010 — The capacity increased from $40 million to $50 million and the maturity date became August 20, 2013. Daily outstanding balances incur interest at LIBOR plus 3.25% to 3.50%, or prime (with a floor not less than the one-month LIBOR rate) plus 2.00% to 2.25%, subject to outstanding balances. The unused commitment fee ranges from 0.375% to 0.500% based on the average daily-unused portion of the revolving commitment. Prior to this amendment, we were able to draw on the Inventory Line of

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Credit up to the borrowing capacity less a minimum capacity covenant of $4 million. This $4 million minimum availability covenant was removed with this amendment.

As of January 28, 2011 and January 29, 2010, we had outstanding borrowings on the Inventory Line of Credit of $10.1 million and $5.3 million, respectively. As of January 28, 2011 and January 29, 2010, we had $11.3 million and $14.4 million available, respectively, under our Inventory Line of Credit.

Senior Subordinated Secured Notes — On March 24, 2006, we issued the Senior Subordinated Secured Notes in an aggregate principal amount of $30 million. We amended our Senior Subordinated Secured Notes effective August 20, 2010 to extend the maturity from March 24, 2013 to November 21, 2013, and change certain financial covenants, consistent with changes to the Inventory Line of Credit. All other terms and conditions remained materially the same.

The Senior Subordinated Secured Notes bear interest at 13% per annum payable quarterly. In connection with the Senior Subordinated Secured Notes, warrants were issued to purchase 41,742,458 shares of the Company’s Series A Preferred Stock. The warrants were valued at $0.10 per share or $4.2 million utilizing the BSM valuation model and accounted for as original issue discount on the debt and a derivative liability in our own equity. The original issue discount is being amortized to interest expense over the term of the Senior Subordinated Secured Notes. The fair value of derivative liabilities in our own equity is estimated as of each balance sheet date with changes in fair value recorded as a gain or loss from derivatives in our own equity. See Note 5 Shareholders’ Deficit — Warrants. These Senior Subordinated Secured Notes are secured by a second lien on the Company’s assets. Direct loan origination fees of $2.2 million were capitalized and reported in deferred charges in the consolidated balance sheets and are amortized on a straight-line basis (which approximates the effective interest method) as interest expense over the term of the Senior Subordinated Secured Notes.

The aggregate principal amount is payable in full on the notes’ maturity date of November 21, 2013. The financial covenants of the Senior Subordinated Secured Notes are similar in form but less restrictive than the financial covenants of the Inventory Line of Credit. The financial covenants include additional minimum Adjusted EBITDA requirements of $47.5 million for fiscal year 2010, $52.3 million for fiscal year 2011, $57 million for fiscal year 2012 and any fiscal year thereafter.

Debt Due to Affiliates — We have an obligation of $0.4 million as of January 28, 2011 and January 29, 2010, that is payable after, or in connection with, a transaction or series of transactions in which the holders of Series A Preferred Stock receive consideration with a value in excess of 250% of the total amount invested by such holders in the equity securities of the Company.

Other Notes Payable — As of January 28, 2011 and January 29, 2010, we had $0.8 million and $0.9 million of other notes payable with interest rates ranging from 5% to 9% per annum, including a note payable to the landlord of our corporate headquarters building that is being repaid over the term of the lease. See Note 9 Commitments and Contingencies.

5. SHAREHOLDERS’ DEFICIT

Certificate of Incorporation and Equity and Incentive Plan Amendments — Effective November 4, 2010, the Board of Directors (the “Board”) amended our Fourth Amended and Restated Certificate of Incorporation to increase the number of authorized shares of the Company’s Series B Preferred Stock by

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

an additional 2,684,924 shares. This amendment brings the authorized capital stock of the Company to 4,137,812,560 shares consisting of 1,545,261,974 shares of Preferred Stock, $0.00001 par value per share, of which 791,738,012 shares are designated Series A Preferred Stock and 753,523,962 shares are designated Series B Preferred Stock.

The Board also amended our 2008 Equity and Incentive Plan to increase the number of shares of Common Stock of the Company available for issuance or transfer thereunder by 167,952 effective November 4, 2010. On December 8, 2009, the Board increased the authorized and reserved shares under our existing equity incentive plans by 228,209 shares. These amendments brought the total shares of common stock authorized for the grant of nonqualified stock options and restricted stock awards to employees under our equity incentive plans to 3,330,488. As of January 28, 2011, we had 126,412 shares available for future grants.

Effective August 20, 2010, the Board amended our Fourth Amended and Restated Certificate of Incorporation so that the holders of 66% of the outstanding Series B Preferred Stock can demand redemption of the Series B Preferred Stock if a Qualified Public Offering (an underwritten public offering in which the aggregate net proceeds to the Company equal or exceed $75 million and the price per share to the public is not less than $21.16 and the Company’s stock is listed with the New York Stock Exchange or Nasdaq Global Market) has not been consummated on or prior to February 28, 2014 (instead of May 15, 2013, as previously permitted).

On May 14, 2008, the Board approved the Fourth Amended and Restated Certificate of Incorporation, which increased the authorized capital stock of the Company to 4,135,127,636 shares, consisting of 2,592,550,586 shares designated as common stock, and 1,542,577,050 shares designated as preferred stock, $0.00001 par value per share, of which 791,738,012 shares were designated as Series A Preferred Stock and a new series of preferred stock consisting of 750,839,038 shares were designated as Series B Preferred Stock.

On May 15, 2008, we completed a private placement of 750,839,038 shares of Series B Preferred Stock, at a purchase price of $0.0745 per share to certain existing shareholders of the Company for aggregate cash proceeds of $55.9 million. Proceeds from the issuance of Series B Preferred Stock were used for general corporate purposes.

The terms of the Fourth Amended and Restated Certificate of Incorporation, Series B Preferred Stock and Series A Preferred Stock include, but are not limited to, the following:

Dividends — Holders of the Series B Preferred Stock are entitled to receive, when and as declared by the Board, cumulative cash dividends at an annual rate of 6% on the Series B Preferred Stock purchase price, prior and in preference to, any declaration or payment of any dividend to the holders of shares of Series A Preferred Stock and common stockholders. Dividends on the Series B Preferred Stock are cumulative and accrue daily but compound annually on each anniversary after the date of original issuance of each share of Series B Preferred Stock, whether or not earned or declared, and whether or not there are earnings or profits, surplus, or other funds or assets of the Company legally available for the payment of dividends. Accumulated unpaid dividends on the Series B Preferred Stock were $9.6 million and $5.9 million as of January 28, 2011 and January 29, 2010, respectively.

Holders of the Series A Preferred Stock are entitled to receive, when and as declared by the Board, cumulative cash dividends at an annual rate of 8% on the Series A Preferred Stock purchase price, prior

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and in preference to, any declaration or payment of any dividend to the holders of shares of common stock. Dividends on the Series A Preferred Stock are cumulative and accrue daily but compound annually on each anniversary after the date of original issuance of each share of Series A Preferred Stock, whether or not earned or declared, and whether or not there are earnings or profits, surplus, or other funds or assets of the Company legally available for the payment of dividends. Accumulated unpaid dividends on the Series A Preferred Stock were $56.4 million and $46.6 million as of January 28, 2011 and January 29, 2010, respectively.

Dividends have been reflected as accretion in the consolidated statements of shareholders’ deficit, decreasing additional paid-in capital to the extent available, or increasing accumulated deficit.

In the event that the Board declares a dividend payable on the then outstanding shares of common stock (other than a stock dividend on the common stock payable solely in the form of additional shares of common stock), the holders of Preferred Stock shall be entitled, in addition to any cumulative dividends to which they may be entitled to receive, the amount of dividends per share of such Preferred Stock that would be payable on the number of whole shares of the common stock into which each share of such Preferred Stock held by each holder could be converted.

In the event that the Company has cumulative accrued and unpaid dividends outstanding on the Preferred Stock immediately prior to a conversion of any shares of Preferred Stock, the Company has the option to either pay in cash or allow such dividends to be converted into a number of shares of common stock with a value equal to the amount of accrued and unpaid dividends.

Redemption of Preferred Stock — In the event that a Qualified Public Offering has not been consummated on or prior to February 28, 2014, the Series B Preferred Stock may be redeemed for cash upon the request of holders of 66% of the outstanding Series B Preferred Stock. In the event redemption of the Series B Preferred Stock is requested, holders of 50% or more of the Series A Preferred Stock may also request redemption of the Series A Preferred Stock. The redemption price calculation for both the Series B Preferred Stock and the Series A Preferred Stock is based on the greater of (i) the purchase price for such shares, plus unpaid dividends, and (ii) the fair market value of such shares. In the event funds are insufficient to effect redemption of both classes of Preferred Stock, funds will be utilized first to redeem Series B Preferred Stock and any remaining funds will be made available for the holders of the Series A Preferred Stock.

Liquidation Preference — In the event of a liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Stock would be entitled to an amount per share equal to the greater of (A) the sum of (i) Series B Preferred Stock purchase price and (ii) an amount equal to all accrued or declared but unpaid dividends or (B) an amount that would be payable to the holders of the Series B Preferred Stock had the Series B Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding-up of the Company. If the assets to be distributed are insufficient to permit payment in full to the holders of the Series B Preferred Stock, then the entire assets of the Company to be distributed would be distributed ratably among the holders of the Series B Preferred Stock. After payment has been made in full to the holders of the Series B Preferred Stock, the holders of the Series A Preferred Stock would be entitled to an amount per share equal to the greater of (A) the sum of (i) Series A Preferred Stock purchase price and (ii) an amount equal to all accrued or declared but unpaid dividends or (B) an amount that would be payable to the holders of the Series A Preferred Stock had the Series A Preferred Stock been converted into common stock immediately prior to such liquidation, dissolution or winding-up of the Company. If the assets to be distributed after payment in full is made to the holders of

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the Series B Preferred Stock, are insufficient to permit payment in full to the holders of the Series A Preferred Stock then the entire assets of the Company to be distributed would be distributed ratably among the holders of the Series A Preferred Stock.

Conversion — Holders of Preferred Stock have the option, at any time, to convert shares of Preferred Stock into common stock, initially upon issuance on a one-to-one basis, subject to certain adjustments, including, but not limited to, accrued and unpaid dividends on the Preferred Stock. All outstanding shares of Preferred Stock shall be automatically converted immediately upon the closing of a Qualified Public Offering.

All outstanding shares of Preferred Stock shall, upon the vote or written consent of holders of 66% of the Series B Preferred Stock, be automatically converted into common stock.

Anti-dilution Rights — Holders of Series A Preferred Stock and Series B Preferred Stock have the right to an adjustment of the conversion price applicable to their shares in the event that shares are issued at a price per share less than that paid by the holders of Series B Preferred Stock, with the result that the number of common shares into which the shares of Preferred Stock are convertible would increase.

The ability of holders of Series A Preferred Stock and Series B Preferred Stock to cash settle the fair value of the conversion options upon a redemption causes the conversion feature to be accounted for as a derivative liability. The anti-dilution rights described above require the conversion feature contained in our Preferred Stock to be accounted for as an embedded derivative. We account for the fair value of the conversion feature as a derivative liability in our own equity while the Preferred Stock is outstanding. Changes in the fair value of the conversion feature are recorded as a gain or loss from derivatives in our own equity. Once the Preferred Stock is converted, redeemed or otherwise settled, the balance in the derivative liability will be reclassified into shareholders’ equity (deficit). The estimated fair value of the embedded derivative in the Preferred Stock was $24.2 million and $0.5 million at January 28, 2011 and January 29, 2010, respectively.

Warrants — As of January 28, 2011, we had outstanding warrants to purchase shares of our Series A Preferred Stock and common stock as follows:

			Warrant	Number of Warrants Outstanding
			Fair Value	Series A
		Exercise	per Share at	Preferred	Common
Issue Date	Expiration Date	Price	Grant Date	Stock	Stock	Classification

February 18, 2004	February 18, 2011	$9.95	$0.00		125,620	Equity
February 24, 2004	June 21, 2012	0.95	0.95		334,732	Liability
November 1, 2004	June 21, 2012	0.95	0.95		15,075	Liability
March 24, 2006	March 23, 2016	0.01	0.10	41,742,458	—	Liability
May 15, 2008	May 15, 2018	0.95	0.00		2,282,099	Liability

				41,742,458	2,757,526

All of our warrants outstanding at January 28, 2011, except for those issued February 18, 2004, contain a provision that allows the holders to cash settle the warrant once a qualifying contingent event occurs. Most of these events relate to a sale or liquidation of the Company. As a result, we are required to account for the warrants as derivatives with changes in fair value being recorded as a gain or loss

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from derivatives in our own equity. When the warrants expire, are exercised or are otherwise settled, the derivative liability will be reclassified into shareholders’ equity (deficit). As of January 28, 2011 and January 29, 2010, the fair value of the warrants was estimated to be $15.3 million and $4.2 million, respectively.

We estimate the Company’s enterprise value using combination of a market multiple approach and an income approach (discounted free cash flows) following the guidelines established by the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Practice Aid”). The enterprise value is then allocated to the underlying classes of equity and embedded derivatives based on a probability weighted expected return model taking into consideration the liquidation preferences of the underlying classes of equity consistent with the Practice Aid.

Common stock warrants are valued using the BSM valuation model. The following table summarizes the assumptions used in the BSM valuation model.

	January 28,	January 29,
	2011	2010

Expected volatility	38.3%	27.3%
Expected time to a liquidity event (years)	1.9	2.9
Risk-free interest rate	0.58%	1.36%

The Series A Preferred Stock warrants are recorded at fair value. The fair value is estimated using the BSM valuation model and assumptions consistent with our common stock warrants.

See Note 12 Subsequent Events — Warrant Exercise.

6. STOCK-BASED COMPENSATION

We compensate officers, directors, and key employees with stock-based compensation under three stock plans approved by shareholders in 2003, 2005 and 2008 and administered under the supervision of the Board. We have authorized 3,330,488 shares of common stock for the grant of nonqualified stock options and restricted stock awards to employees under the 2003, 2005 and 2008 Equity Incentive Plans (the “Equity Incentive Plans”). As of January 28, 2011, there were 126,412 shares of common stock available for grant under the Equity Incentive Plans.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options — A summary of stock option activity for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively, is as follows:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining
		Price	Contractual
	Stock Options	per Share	Term (Years)

Outstanding — February 1, 2008	366,892	$7.78	7.5
Granted	142,152	0.85
Forfeited	(78,756)	8.36
Exercised	(9,185)	1.99

Outstanding — January 30, 2009	421,103	$5.46	7.5

Granted	31,685	0.09
Forfeited	(52,462)	8.58
Exercised	(43,311)	1.78

Outstanding — January 29, 2010	357,015	$4.97	6.9

Granted	232,019	0.45
Forfeited	(37,648)	17.12
Exercised	(42,815)	1.79

Outstanding — January 28, 2011	508,571	$2.28	7.6

Exercisable — January 28, 2011	203,094	$4.69	5.5

Other information pertaining to options for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, are as follows (in thousands, except per share amounts):

	January 28,	January 29,	January 30,
	2011	2010	2009

Weighted-average grant date fair value of stock options granted	$0.09	$0.03	$0.28
Cash received from the exercise of stock options	72	77	18
Stock-based compensation expense	27	30	15

Our stock options generally vest proportionally over periods of four years from the dates of the grant and expire after ten years. At January 28, 2011, there was approximately $0.1 million of unrecognized stock option compensation expense related to nonvested stock options that is expected to be recognized over a weighted-average period of approximately 1.4 years.

Determining Fair Value — We utilize a third-party valuation advisor to assist management in determining the fair value of options granted using the BSM option-pricing model based on the grant price and assumptions regarding the expected term, expected volatility, dividends, and risk-free interest rates. A description of significant assumptions used to estimate the expected volatility, expected term, and risk-free interest rate are as follows:

•	Expected Volatility — Expected volatility was determined based on historical volatility of stock prices of a public company peer group.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Expected Term — Expected term represents the period that stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, considering the contractual terms of unexercised stock-based awards.

•	Risk-Free Interest Rate — The risk-free interest rate was based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term equal to the expected term.

•	Forfeiture rate — We use historical data to estimate forfeitures.

The assumptions used to calculate the fair value of awards granted during the years ended January 28, 2011, January 29, 2010 and January 30, 2009, using the BSM option-pricing model were as follows:

	January 28,	January 29,	January 30,
	2011	2010	2009

Expected volatility	30.0%	35.5%	33.8%
Expected term (years)	2.9	5.0	5.0
Risk-free interest rate	1.3%	1.8%	3.0%
Forfeiture rate	30.0%	30.0%	30.0%
Expected dividend yield	—	—	—

Restricted Stock Awards — A summary of restricted stock activity for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively, is as follows:

		Weighted-
		Average
	Restricted	Grant Date
	Stock	Fair Value

Outstanding — February 1, 2008	315,210	$1.91
Granted	1,137,093	0.85
Forfeited	(158,707)	0.96
Vested	(260,180)	1.40

Outstanding — January 30, 2009	1,033,416	$1.02

Granted	747,635	0.09
Forfeited	(90,737)	0.93
Vested	(314,887)	1.17

Outstanding — January 29, 2010	1,375,427	$0.49

Granted	108,005	1.04
Forfeited	(22,181)	0.85
Vested	(430,111)	0.67

Outstanding — January 28, 2011	1,031,140	$0.46

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Our restricted stock awards generally vest over four years. At January 28, 2011, there was approximately $0.4 million of unrecognized compensation expense related to nonvested restricted stock awards that is expected to be recognized over a weighted-average period of approximately 1.7 years.

7. INCOME TAXES

The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established for any portion of deferred tax assets that are not considered more likely than not to be realized.

The tax effects of temporary differences that give rise to deferred income taxes as of January 28, 2011 and January 29, 2010, were as follows (in thousands):

	January 28,	January 29,
	2011	2010

Allowance for doubtful accounts	$31,024	$26,512
Net operating loss and other credit carryforwards	1,826	2,423
Inventory	1,115	1,046
Net other deferred assets	4,108	3,520

Deferred tax asset — net	38,073	33,501

Depreciation and amortization expense	(2,626)	(2,063)
Deferred advertising	(1,710)	(1,822)
Finance charge income not currently taxable	(21,646)	(19,490)
Net other deferred liabilities	(994)	(998)

Deferred tax liability — net	(26,976)	(24,373)

Total deferred taxes	$11,097	$9,128

Reflected as:
Current assets	$11,576	$8,465
Noncurrent (liabilities) assets	(479)	663

	$11,097	$9,128

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The provision (benefit) for income taxes for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, is as follows (in thousands):

	January 28,	January 29,	January 30,
	2011	2010	2009

Current:
Federal	$13,395	$2,354	$1,046
State	192	299	7

Total current provision	13,587	2,653	1,053

Deferred:
Federal	(2,024)	6,233	(303)
State	55	70	78

Total deferred (benefit) provision	(1,969)	6,303	(225)

Total provision	$11,618	$8,956	$828

A reconciliation of our effective income tax rate compared to the statutory federal income tax rate for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, is as follows:

	January 28,	January 29,	January 30,
	2011	2010	2009

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes — net of federal benefit	173.4	1.3	0.3
Loss from derivatives in our own equity	12,162.6	12.5	—
Other — net	10.3	0.5	3.0

Effective income tax rate	12,381.3%	49.3%	38.3%

Gains and losses from derivatives in our own equity are not deductible for income tax purposes and therefore, have been treated as permanent differences. Our marginal tax rate excluding the impact of derivatives in our own equity was 35.5%, 36.3%, and 38.3% in 2010, 2009, and 2008 respectively.

For the years ended January 28, 2011, January 29, 2010 and January 30, 2009, federal and state net operating loss carry forwards were $5.1 million, $6.7 million and $14.1 million, respectively, which expire in 2022 through 2024.

Internal Revenue Code Section 382 (“Section 382”) limits the availability and timing of the use of net operating loss carry forwards in the event of a change in ownership. We determined that a change in ownership under Section 382 occurred on November 1, 2004, thus we will utilize net operating loss carry forwards in accordance with Section 382 regulations.

Management believes that it is more likely than not that the full benefit of the deferred tax assets will be realized on the basis of evaluating anticipated profitability over the years in which the net operating losses may be used and when the underlying temporary differences are expected to become tax deductions. The actual realization of these deferred tax assets depends on the ability of the Company to generate sufficient taxable income in the future.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

We file income tax returns in the U.S. federal jurisdiction, Minnesota, and Michigan. In the normal course of business, the Company is subject to examination by federal and state taxing authorities. During 2010, the Internal Revenue Service completed its examination of the tax loss generated in 2008 that was carried back to our 2006 U.S. consolidated federal income tax return. With few exceptions, we are no longer subject to income tax examinations for years before 2006. No states are currently examining any of our state income tax returns.

Our liability for unrecognized tax benefits was $4.4 million including interest of $0.3 million, net of tax benefit, at January 28, 2011. We do not anticipate any material changes in unrecognized tax positions over the next 12 months.

Unrecognized Tax Benefits — A reconciliation of the beginning and ending amounts of unrecognized tax benefits for 2010, 2009 and 2008 was as follows (in thousands):

Federal
and
State Tax

Balance February 1, 2008	$4,120
Change related to prior year tax positions	—

Balance January 30, 2009	4,120
Decreases related to prior year tax positions	(3)

Balance January 29, 2010	4,117
Decreases related to prior year tax positions	(5)

Balance January 28, 2011	$4,112

We recognize interest (not included in the “Federal and State Tax” above) as components of income tax expense. No penalties related to income tax matters have been recognized in the consolidated statements of operations. The amount of tax related interest expense for the fiscal years ended January 28, 2011, January 29, 2010 and January 30, 2009, was $0.1 million, $0.1 million and $0.1 million, respectively.

The amount of unrecognized tax benefits are not expected to change materially within the next 12 months.

8. EMPLOYEE BENEFIT PLANS

The Fingerhut Direct Marketing 401(k) Retirement Savings Plan (the “Fingerhut 401(k) Plan”) is open to eligible employees who have attained age 21. Employees covered by a collective bargaining agreement are not eligible for participation. The Fingerhut 401(k) Plan allows for employee pretax contributions up to the Internal Revenue Code contribution limit. Employee contributions up to $4,000 are matched by the Company at a rate of 50%. Employees are 100% vested in their pretax contributions at all times. Employees fully vest in the employer matching contribution after four years of service. Our contributions have been expensed as incurred and were $0.6 million, $0.5 million and $0.5 million for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the years ended January 28, 2011, January 29, 2010 and January 30, 2009, the Company participated in a multiemployer retirement plan, Unite Here National Retirement Plan (the “Retirement Plan”). The Retirement Plan is open to eligible union employees at the Company’s St. Cloud, Minnesota, distribution center. The eligibility for participation in the Retirement Plan is completion of 1,000 hours of service. The participants earn a right to benefits after attaining five years of vesting service. The union collective bargaining agreement sets forth terms of the Company’s participation. Our contributions were $0.1 million for each of the years ended January 28, 2011, January 29, 2010 and January 30, 2009.

9. COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments — We have operating lease commitments for equipment and facilities that expire on various dates through 2024. Rental expense was $7.3 million, $7.2 million and $7.6 million for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively, and is included in general and administrative expenses in the consolidated statements of operations.

Distribution Center — We entered into a new lease of our St. Cloud, Minnesota, distribution center effective February 1, 2009, with an initial term of 180 months, payments beginning February 1, 2009, and increasing at 2.5% per annum. We are responsible for all operating expenses. The lease contains tenant allowances that we amortize over the term of the lease. We have an option to accelerate the termination of the lease that we can exercise between January 31, 2022 through January 31, 2024, by providing written notice to the landlord and incurring a termination fee. The termination fee is determined based on a formula, including monthly minimum and additional rentals, operating expenses, and the recapture of the remaining unamortized portion of the tenant allowances and real estate broker commissions paid by the landlord. We also have an option to extend the lease for two consecutive five-year terms.

Headquarters Building — We entered into a lease for a new corporate headquarters building effective June 1, 2008, with an initial term of 124 months, including a four-month rent holiday, with payments beginning October 1, 2008, and increasing at 2% per annum. We are responsible for all operating expenses. The lease contains tenant allowances that we amortize over the term of the lease. We have the option to reduce the amount of space utilized or terminate the lease effective July 1, 2015, by providing written notice to the landlord and incurring a termination fee calculated based on a formula, including monthly minimum and additional rentals, operating expenses, direct costs incurred by the landlord to convert the facility to a multitenant facility, and the recapture of the remaining unamortized portion of the tenant allowances. In addition, we have the option to extend the lease for two consecutive five-year terms.

Additional Warehouse Space — We entered into a lease for additional warehouse space effective January 30, 2009, with an initial term of five years and rental payments increasing at 2.5% per annum. We have the option to renew the lease for an additional five-year term and are responsible for all operating expenses.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The aggregate minimum rental commitments under operating leases for subsequent years as of January 28, 2011 are as follows (in thousands):

Fiscal Years
2011	$6,252
2012	5,827
2013	4,720
2014	4,449
2015	4,543
Thereafter	31,529

$57,320

Certain of our leases contain predetermined rent increases over the lease term. These rent increases are included in the above minimum rental commitments table in the year in which the rent increase occurs.

Legal Proceedings — We are periodically involved in various legal proceedings arising in the ordinary course of business. In the opinion of management, any losses that may occur from these matters are adequately covered by insurance or are provided for in the consolidated financial statements if the liability is probable and estimable in accordance with GAAP. The ultimate outcomes of these matters are not expected to have a material effect on our consolidated results of operations or financial position. Legal costs for these matters are expensed as incurred.

During fiscal 2009, we received a letter from the North Carolina Department of Revenue asserting the Company’s potential retroactive sales tax collection responsibility resulting from new legislation enacted by the state relating to online Web affiliate programs. We ceased our online affiliate relationship in North Carolina prior to the effective date of the state’s new law and are vigorously contesting North Carolina’s assertions of potential liability. At this time, we are unable to accurately estimate the amount of potential exposure, if any, for previously uncollected sales taxes on the sales made prior to August 7, 2009, the effective date of the newly enacted legislation.

10. RELATED PARTY TRANSACTIONS

We purchased online display advertising services from a related party totaling $0.1 million, $0.1 million, and $0.5 million during the years ended January 28, 2011, January 29, 2010 and January 30, 2009, respectively.

We purchased merchandise inventory from related parties totaling $0.7 million during the year ended January 30, 2009.

During fiscal year 2008, we liquidated excess and customer return merchandise and vendor samples by sales to related parties at selling prices below our weighted-average cost. We received $51 thousand from these liquidation sales during the year ended January 30, 2009.

We subleased warehouse space to a related party and recognized rental income of $23 thousand during the year ended January 30, 2009.

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

See Note 4 Financing — Debt Due to Affiliates.

11.	SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Actual quarterly results for the fiscal years ended January 28, 2011 and January 29, 2010, respectively, are as follows (in thousands, except per share amounts):

	Fiscal Year Ended January 28, 2011				Fiscal Year Ended January 29, 2010 (a)
	First	Second	Third	Fourth	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Net sales	$87,106	$106,376	$107,214	$220,611	$76,099	$93,931	$93,344	$174,815
Cost of sales	44,944	54,899	56,364	119,314	39,015	47,618	48,282	91,225

Gross profit	42,162	51,477	50,850	101,297	37,084	46,313	45,062	83,590
Sales and marketing expenses	23,706	27,848	29,870	48,667	21,603	24,881	24,711	38,189
Net credit expense (income)	(11,156)	(6,087)	(19,362)	(291)	(12,619)	(8,021)	(6,881)	5,205
General and administrative expenses	18,225	18,543	19,788	27,475	15,164	16,508	17,101	20,314
Loss from derivatives in our own equity	—	—	2,445	30,162	—	—	—	6,500
Loss on early extinguishment of debt	—	—	5,109	—	—	—	—	—
Interest expense, net	8,173	7,969	7,256	7,352	8,194	7,352	7,379	8,291

Income (loss) before income taxes	3,214	3,204	5,744	(12,068)	4,742	5,593	2,752	5,091
Income tax expense (benefit)	1,175	1,175	2,935	6,333	1,697	2,000	1,000	4,259

Net income (loss)	2,039	2,029	2,809	(18,401)	3,045	3,593	1,752	832
Series B Preferred Stock accretion	(887)	(942)	(940)	(941)	(852)	(880)	(887)	(872)
Series A Preferred Stock accretion	(2,412)	(2,451)	(2,451)	(2,510)	(2,263)	(2,269)	(2,270)	(2,309)
Allocation of net income to participating preferred shareholders	—	—	—	—	—	(397)	—	—

Net (loss) income available to common shareholders	$(1,260)	$(1,364)	$(582)	$(21,852)	$(70)	$47	$(1,405)	$(2,349)

Net (loss) income per common share:
Basic	$(0.61)	$(0.59)	$(0.24)	$(8.83)	$(0.04)	$0.02	$(0.71)	$(1.17)
Diluted	(0.61)	(0.59)	(0.24)	(8.83)	(0.04)	0.01	(0.71)	(1.17)
Weighted-average shares used in computing net (loss) income per common share:
Basic	2,067	2,316	2,444	2,475	1,691	1,917	1,976	2,011
Diluted	2,067	2,316	2,444	2,475	1,691	411,697	1,976	2,011

The sum of quarterly net (loss) income per share may not equal fiscal year totals.

(a)	These financial statements that have not been previously presented have been prepared on the same restated basis as the consolidated financial statements of Bluestem Brands, Inc. for the fiscal year ended January 29, 2010.

12. SUBSEQUENT EVENTS

We have evaluated subsequent events occurring through October 31, 2011 which is the date the consolidated financial statements are issued.

On February 18, 2011, warrants to purchase 27,636 shares of our common stock issued on February 18, 2004 were exercised for $275,000 and the remaining warrants to purchase 97,983 shares of our common stock issued February 18, 2004 expired.

On March 29, 2011, the put rights under the May 15, 2008 Common Stock Warrant Agreements were modified such that they shall terminate upon the completion of an IPO. Additionally, the Company will have no obligation to repurchase or redeem any or all of the warrants after the put right is terminated.

All shares and per share information referenced throughout the consolidated financial statements have been retroactively adjusted to reflect a 1-for-94.67 reverse stock split of the Company’s common stock that became effective September 9, 2011. The reverse stock split was effected by way of an amendment to the Company’s certificate of incorporation, which was filed in Delaware on September 9, 2011. That

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amendment did not alter the number of authorized shares, and the authorized common shares remained at 2,592,550,586.

On October 28, 2011, the board of directors and shareholders of the Company approved a new certificate of incorporation that will become effective on completion of an IPO. The new certificate of incorporation authorizes 150,000,000 shares of common stock, 5,000,000 shares of undesignated preferred stock, and 1,545,261,974 shares of previously designated Series A and Series B preferred stock, which upon completion of this offering, will be converted into shares of common stock and will not be reissued.

13.	FAIR VALUE MEASUREMENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Accounting standards define fair value, outline a framework for measuring fair value, and detail the required disclosures about fair value measurements. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. Standards establish a hierarchy in determining the fair market value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. Standards require the utilization of the highest possible level of input to determine fair value.

Level 1 inputs include quoted market prices in an active market for identical assets or liabilities.

Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data.

Level 3 inputs are unobservable and corroborated by little or no market data.

The following table shows liabilities measured at fair value on a recurring basis as of January 28, 2011, January 29, 2010 and January 30, 2009, and the input categories associated with those assets and liabilities (in thousands):

	Fair Value Measurement Using Level 3
	January 28,	January 29,	January 30,
	2011	2010	2009

Liabilities — Fair value of warrants	$15,281	$4,174	$4,174
Liabilities — Fair value of conversion feature in preferred stock	24,200	500	—
Liabilities — Fair value of Contingent Fee	3,800	6,000	—

	$43,281	$10,674	$4,174

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes in Level 3 liabilities measured at fair value on a recurring basis for the years ended January 28, 2011, January 29, 2010 and January 30, 2009, are as follows (in thousands):

Fair Value of
Derivative
Liabilities

Balance January 30, 2009	$4,174
Change in fair value of conversion feature in preferred stock	500
Change in fair value of Contingent Fee	6,000

Balance January 29, 2010	10,674
Change in fair value of common stock warrants	9,817
Change in fair value of preferred warrants	1,290
Change in fair value of conversion feature in preferred stock	23,700
Change in fair value of Contingent Fee	(2,200)

Balance January 28, 2011	$43,281

14.	RESTATEMENT OF 2009 FINANCIAL STATEMENTS

Subsequent to the issuance of the 2009 consolidated financial statements, we determined that we had incorrectly concluded that the Contingent Fee did not meet the definition of a derivative liability under ASC 815-10. After further analysis, we believe the Contingent Fee is a derivative liability and as a result have restated the accompanying 2009 consolidated financial statements to reflect the proper derivative accounting treatment. Accordingly, we recognized a $6.0 million derivative liability in our own equity on the consolidated balance sheet as of January 29, 2010, and a $6.0 million loss on derivatives in our own equity in the 2009 consolidated statement of operations.

In addition, we failed to identify and recognize the embedded conversion feature as a derivative in accordance with ASC 815 upon the initial adoption of the standard. Accordingly, we recognized a $0.5 million derivative liability relating to embedded derivatives in our Preferred Stock on the consolidated balance sheet as of January 29, 2010, and a $0.5 million loss on derivatives in our own equity in the 2009 consolidated statement of operations.

Additionally, we have 41,742,458 warrants for our Series A Preferred Stock which previously were recorded at a value of $4.2 million within shareholders’ equity (deficit). The amount recorded represents the greater of their fair value or their cash redemption value. These warrants have been reclassified to be presented as a component of derivative liabilities within our own equity for all periods presented as the holders will receive a mandatory redeemable security when exercised.

Further, in preparing these consolidated financial statements, we corrected certain other errors identified in previously issued 2009 consolidated financial statements. We reduced stock-based compensation in the 2009 consolidated statement of cash flows by $78,000, and we decreased prepaid expenses and other assets and accounts payable by $0.9 million;

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s consolidated statement of operations for the year ended January 29, 2010 was restated as follows (in thousands):

	As Previously
	Reported	Adjustments	As Restated

Net sales	$438,189	$—	$438,189
Cost of sales	226,140	—	226,140

Gross profit	212,049	—	212,049
Sales and marketing expenses	109,384	—	109,384
Net credit expense (income)	(22,316)	—	(22,316)
General and administrative expenses	69,087	—	69,087
Loss from derivatives in our own equity	—	6,500	6,500
Interest expense, net	31,216	—	31,216

Income (loss) before income taxes	24,678	(6,500)	18,178
Income tax expense	8,956	—	8,956

Net income (loss)	$15,722	$(6,500)	$9,222

The Company’s consolidated balance sheet as of January 29, 2010 was restated as follows (in thousands):

	As Previously
	Reported	Adjustments	As Restated

CURRENT ASSETS:
Prepaid expenses and other assets	$12,044	$(906)	$11,138

Total current assets	503,542	(906)	502,636

TOTAL ASSETS	$525,235	$(906)	$524,329

CURRENT LIABILITIES:
Accounts payable	$54,282	$(906)	$53,376
Derivative liabilities in our own equity	—	10,674	10,674

Total current liabilities	319,101	9,768	328,869
Series A Preferred Stock	127,090	(4,174)	122,916
SHAREHOLDERS’ DEFICIT:
Common stock	3	—	3
Accumulated deficit	(21,006)	(6,500)	(27,506)

Total shareholders’ deficit	(21,003)	(6,500)	(27,503)

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ DEFICIT	$525,235	$(906)	$524,329

BLUESTEM BRANDS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s consolidated statement of cash flows for the year ended of January 29, 2010 was restated as follows (in thousands):

	As Previously
	Reported	Adjustments	As Restated

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$15,722	$(6,500)	$9,222
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Loss from derivatives in our own equity	—	6,500	6,500
Stock-based compensation	399	(78)	321
Prepaid expenses and other current assets	(1,787)	906	(881)
Accounts payable and other liabilities	21,372	(906)	20,466
Other	(269)	1	(268)

Net cash provided by operating activities	$12,020	$(77)	$11,943

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock	—	77	77

Net cash used in financing activities	$(14,730)	$77	$(14,653)

Corrections have also been made in Note 6 Stock-Based Compensation, to the weighted-average exercise price per share of forfeited and exercised stock options in 2009 of $1.78 and $8.58, to the corrected amount of $8.58 and $1.78, respectively. Additionally, restricted stock awards vested increased and total outstanding awards were decreased by 6,601 shares for the fiscal year ended January 30, 2009, and restricted stock awards vested decreased by 6,601 shares for the fiscal year ended January 29, 2010. We also corrected the weighted-average grant date fair value of restricted stock awards granted and vested in 2009 of $0.19 and $0.09, to the corrected amount of $0.09 and $1.17, respectively. The weighted-average grant date fair value of restricted stock awards outstanding at January 29, 2010 of $0.57 was corrected to $0.49.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of July 29, 2011, January 28, 2011 and July 30, 2010
(in thousands, except share information)

	Pro Forma
	July 29,
	2011	July 29,	January 28,	July 30,
	Note 10	2011	2011	2010

ASSETS
CURRENT ASSETS:
Cash and cash equivalents		$373	$1,055	$458
Restricted cash		9,649	8,303	26,227
Customer accounts receivable — net of allowance of $121,053, $109,211, and $106,792, respectively		482,205	492,836	362,319
Merchandise inventories		55,528	44,396	43,581
Promotional material inventories		15,882	14,362	14,716
Deferred income taxes		9,185	11,576	9,962
Prepaid expenses and other assets		13,779	12,631	10,077

Total current assets		586,601	585,159	467,340
PROPERTY AND EQUIPMENT — Net		22,358	22,526	22,221
DEFERRED CHARGES (Note 1)		4,532	6,223	611
OTHER ASSETS		94	94	742

TOTAL ASSETS		$613,585	$614,002	$490,914

LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable		$58,447	$58,850	$44,424
Current income taxes payable		1,699	6,900	1,029
Accrued costs and other liabilities		12,352	18,938	10,612
Derivative liabilities in our own equity	$10,228	95,424	43,281	10,674
Short-term debt		218,912	225,509	224,089

Total current liabilities		386,834	353,478	290,828
LONG-TERM DEBT		104,753	104,474	29,195
OTHER LONG-TERM LIABILITIES		10,333	10,318	9,792
COMMITMENTS AND CONTINGENCIES (Note 9)
MEZZANINE EQUITY:
Series B Preferred Stock, par value $0.00001 — 753,523,962 shares authorized; 0, 753,256,768, 752,181,500, and 750,839,038 shares issued and outstanding, respectively	—	67,218	65,199	63,218
Series A Preferred Stock, par value $0.00001 — 791,738,012 shares authorized; 0, 749,995,554, 749,995,554, and 749,995,554 shares issued and outstanding, respectively	—	137,982	132,740	127,778
SHAREHOLDERS’ EQUITY (DEFICIT):
Common stock, par value $0.00001 — 2,592,550,586 shares authorized; 24,065,441 shares issued and outstanding, pro forma; 3,635,382, 3,524,533, and 3,426,591 shares issued and outstanding, respectively, actual	3	3	3	3
Additional paid-in capital	290,396	—	—	—
Accumulated deficit	(93,538)	(93,538)	(52,210)	(29,900)

Total shareholders’ equity (deficit)	196,861	(93,535)	(52,207)	(29,897)

TOTAL LIABILITIES, MEZZANINE EQUITY, AND SHAREHOLDERS’ EQUITY (DEFICIT)		$613,585	$614,002	$490,914

See notes to unaudited condensed consolidated financial statements.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the 26 Weeks Ended July 29, 2011 and July 30, 2010
(in thousands, except per share information)

	26 Weeks Ended
	July 29,	July 30,
	2011	2010
Net sales	$232,049	$193,482
Cost of sales	122,137	99,843

Gross profit	109,912	93,639
Sales and marketing expenses	57,847	51,554
Net credit expense (income)	(30,655)	(17,243)
General and administrative expenses	40,795	36,768
Loss from derivatives in our own equity	52,143	—
Interest expense, net	14,792	16,142

(Loss) income before income taxes	(25,010)	6,418
Income tax expense	9,652	2,350

Net (loss) income	(34,662)	4,068
Series B Preferred Stock accretion	(1,919)	(1,829)
Series A Preferred Stock accretion	(5,242)	(4,862)

Net loss available to common shareholders	$(41,823)	$(2,623)

Net loss per common share:
Basic and diluted	$(15.72)	$(1.20)
Weighted-average common shares used in computing net loss per common share:
Basic and diluted	2,661	2,192

See notes to unaudited condensed consolidated financial statements.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 26 Weeks Ended July 29, 2011 and July 30, 2010
(in thousands)

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(34,662)	$4,068
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of fixed assets — including internal-use software and website development amortization	5,121	3,812
Amortization of deferred charges and original issue discount	2,252	2,102
Loss from derivatives in our own equity	52,143	—
Provision for doubtful accounts	53,235	44,839
Provision for merchandise returns	5,789	4,943
Deferred income taxes	2,451	(1,498)
Stock-based compensation	181	178
Other non-cash items affecting income	5,569	5,201
Changes in operating assets and liabilities:
Customer accounts receivable	(56,878)	(27,472)
Merchandise inventories	(9,761)	(1,834)
Promotional material inventories	(1,520)	(2,330)
Prepaid expenses and other current assets	(1,112)	428
Current income taxes payable	(5,201)	(2,870)
Accounts payable and other liabilities	(5,750)	(11,754)

Net cash provided by operating activities	11,857	17,813

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of fixed assets — including internal-use software and website development	(4,992)	(6,694)
(Increase) decrease in restricted cash — net	(1,346)	9,430

Net cash (used in) provided by investing activities	(6,338)	2,736

CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowings on revolving credit facilities	708,900	565,919
Repayments on revolving credit facilities	(715,515)	(588,675)
Issuance of Series B Preferred Stock	100	—
Issuance of common stock	314	51

Net cash used in financing activities	(6,201)	(22,705)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(682)	(2,156)
CASH AND CASH EQUIVALENTS — Beginning of year	1,055	2,614

CASH AND CASH EQUIVALENTS — End of period	$373	$458

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$12,367	$14,152
Income and franchise taxes paid	12,678	6,912
NON-CASH TRANSACTIONS:
Accrued purchases of property and equipment on account	$(39)	$170
Series B Preferred Stock accretion	1,919	1,829
Series A Preferred Stock accretion	5,242	4,862

See notes to unaudited condensed consolidated financial statements.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT
For the 26 Weeks Ended July 30, 2010 and July 29, 2011
(in thousands, except share information)

			Additional		Total
	Common Stock		Paid-In	Accumulated	Shareholders’
	Shares	Amount	Capital	Deficit	Deficit

BALANCE — January 29, 2010	3,401,572	$3	$—	$(27,506)	$(27,503)
Issuance of common stock	25,019		51		51
Stock-based compensation			178		178
Series B Preferred Stock accretion				(1,829)	(1,829)
Series A Preferred Stock accretion			(229)	(4,633)	(4,862)
Net income				4,068	4,068

BALANCE — July 30, 2010	3,426,591	$3	$—	$(29,900)	$(29,897)

BALANCE — January 28, 2011	3,524,533	$3	$—	$(52,210)	$(52,207)
Issuance of restricted common stock	68,130				—
Issuance of common stock	46,943		314		314
Forfeitures of restricted common stock	(4,224)				—
Stock-based compensation			181		181
Series B Preferred Stock accretion				(1,919)	(1,919)
Series A Preferred Stock accretion			(495)	(4,747)	(5,242)
Net loss				(34,662)	(34,662)

BALANCE — July 29, 2011	3,635,382	$3	$—	$(93,538)	$(93,535)

See notes to unaudited condensed consolidated financial statements.

BLUESTEM BRANDS, INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

1. Basis of Presentation

Business — Bluestem Brands, Inc. (the “Company,” “we,” “our,” or “us”) is a national multi-channel retailer of general merchandise targeting low to middle income consumers who typically use the credit products we offer to finance their purchases from our Fingerhut and Gettington.com brands. Both of our brands offer a large selection of name-brand, private label, and non-branded merchandise through our catalog and Internet websites to customers in the United States. We primarily sell consumer electronics, domestics, housewares, home furnishings, children’s merchandise, and apparel. By combining our proprietary marketing and credit decision-making technologies, we are able to tailor merchandise and credit offers to prospective as well as existing customers.

Our qualifying Fingerhut and Gettington.com brand customers are offered revolving credit accounts by MetaBank and WebBank (the “Credit Issuers”), respectively. The Company purchases all receivables resulting from the extension of credit to our customers by the Credit Issuers, in each case after a contractual holding period by the Credit Issuers. The Company also assumes the servicing of the accounts and bears risk of loss due to uncollectibility of the receivables. The revolving credit account can only be used to purchase merchandise from Fingerhut, Gettington.com and from certain third-parties that market their products and services to our customers. See Note 3 Customer Accounts Receivable. Approximately 95% of sales are on these revolving credit accounts.

Interim Financial Statements — We have prepared the unaudited condensed interim consolidated financial statements and related unaudited financial information in the notes in accordance with GAAP and the rules and regulations of the SEC for interim financial statements. These interim condensed financial statements reflect all adjustments consisting of normal recurring accruals, which, in the opinion of management, are necessary to present fairly the Company’s consolidated financial position, the results of its operations and its cash flows for the interim periods. These interim condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the fiscal year ended January 28, 2011 and the notes thereto contained herein.

Segment Information — We manage our business as one reportable segment where we market merchandise to individual consumers through our catalog and Internet websites by including a tailored revolving or installment credit plan offer. Our customers value the combination of our merchandise and the credit plan offer that affords them the convenience of paying for their purchases over time. Our chief operating decision maker assesses performance based on Contribution Margin, which we define as net sales, less cost of sales, sales and marketing expenses, and net credit expense (income). Our use of Contribution Margin as a key financial performance indicator reflects the combined performance of our merchandising, marketing and credit management, which we believe are strategically indivisible.

Principles of Consolidation — The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany balances and transactions have been eliminated in the consolidated financial statements.

2. Summary of Significant Accounting Policies

Fiscal Year — Our fiscal year is 52 or 53 weeks ending on the Friday closest to January 31. As used herein, “26 Weeks Ended July 29, 2011” and “26 Weeks Ended July 30, 2010” refer to our fiscal year-to-date 2011 and 2010, respectively.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates in the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, reserves for excess and obsolete merchandise inventories, allowances for merchandise returns and customer allowances, promotional material inventories, income taxes, and valuation of stock-based awards, common stock and derivatives in our own equity.

Seasonality — Our business is seasonal and historically we have realized a higher portion of our net sales and net income in the fourth fiscal quarter, attributable to the impact of the holiday selling season. As a result, our working capital requirements fluctuate during the year in anticipation of the holiday selling season. The results of any interim period may not be indicative of the results to be expected for the entire year.

Allowance for Doubtful Accounts — We maintain an allowance for doubtful accounts at a level intended to absorb estimated probable losses inherent in customer accounts receivable, including accrued finance charges and fees as of the balance sheet date. We use our judgment to evaluate the adequacy of the allowance for doubtful accounts based on a variety of quantitative and qualitative risk considerations. Quantitative factors include, among other things, customer credit risk and aging of accounts receivable. Qualitative factors include, among other things, economic factors that have historically been leading indicators of future delinquency and losses such as national unemployment rates, changing trends in the financial obligations ratio published by the Federal Reserve and changes in the consumer price index. We segment customer accounts receivable into vintage pools based on date of account origination. Each vintage is further segmented into pools based on delinquency status as of the balance sheet date and risk profile. Our estimate of future losses is based on historical losses on receivables with a similar vintage, delinquency status, and risk profile, adjusted for current trends and changes in underwriting. Customer receivables are written off as of the statement cycle date following the passage of 180 days without receiving a qualifying payment. Accounts receivable relating to bankrupt or deceased account holders are written off as of the statement cycle date following the passage of 60 days after receipt of formal notification regardless of delinquency status. Recoveries of receivables previously written off are recorded when received.

Promotional Material Inventories — As of July 29, 2011, January 28, 2011, and July 30, 2010, consist of the following (in thousands):

	July 29,	January 28,	July 30,
	2011	2011	2010

Premium inventory	$834	$1,278	$954
Catalog advertising work in process	7,270	8,229	8,307
Deferred promotional costs	7,778	4,855	5,455

Promotional material inventories	$15,882	$14,362	$14,716

Derivative Liabilities in Our Own Equity — We have derivative liabilities relating to certain of our common stock warrants, preferred stock warrants, embedded derivatives in preferred stock, and a contingent fee agreement. These derivative liabilities are recorded at their estimated fair value at each

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

balance sheet date. Changes in fair value are reflected in the consolidated statement of operations as gains or losses from derivatives in our own equity. See Note 6 Fair Value Measurements and Fair Value of Financial Instruments for further information.

Revenue Recognition — Net sales consists of sales of merchandise, shipping and handling revenue, and commissions earned from third parties that market their products to our customers. We record merchandise sales and shipping and handling revenue at the estimated time of delivery to the customer. Net sales is reported net of discounts and estimated sales returns, and excludes sales taxes.

Net sales for the 26 weeks ended July 29, 2011 and July 30, 2010 consist of the following (in thousands):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Sales by merchandise category:
Home	$124,033	$101,361
Entertainment	86,193	71,461
Fashion	27,417	24,677

Total merchandise sales	237,643	197,499
Returns and allowances	(12,386)	(10,167)
Commissions	6,792	6,150

Net sales	$232,049	$193,482

Net Credit Expense (Income) — Net credit expense (income) for the 26 weeks ended July 29, 2011 and July 30, 2010, is as follows (in thousands):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Finance charge and fee income	$(102,481)	$(78,022)
Provision for doubtful accounts	53,235	44,839
Credit management costs	18,591	15,940

Net credit expense (income)	$(30,655)	$(17,243)

Stock-Based Compensation — We recognize stock-based compensation expense in an amount equal to the fair value on the date of the grant. Compensation expense is recognized over the period the employees are required to provide services in exchange for the stock-based awards. See Note 7 Stock-Based Compensation for a discussion of our stock-based compensation plans.

Comprehensive Income — During the 26 weeks ended July 29, 2011 and July 30, 2010, we did not have any other comprehensive income. Accordingly, net income equals comprehensive income for all periods presented.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

3. Customer Accounts Receivable

Customer accounts receivable as of July 29, 2011, January 28, 2011 and July 30, 2010 are as follows (in thousands):

	July 29,	January 28,	July 30,
	2011	2011	2010

Customer accounts receivable	$603,258	$602,047	$469,111
Less allowance for doubtful accounts	(121,053)	(109,211)	(106,792)

Customer accounts receivable — net	$482,205	$492,836	$362,319

Balances 30+ days delinquent (a)	$97,686	$79,630	$75,570
Balances 30+ days delinquent as a percentage of total customer accounts receivable (b)	16.4%	13.2%	16.1%

(a)	Delinquent balances as of the customers’ statement cycle dates prior to or on fiscal period end.

(b)	Delinquent balances as of the customers’ statement cycle dates prior to or on fiscal period end as a percentage of total customer accounts receivable as of the customers’ statement cycle dates prior to or on fiscal period end.

The Credit Issuers extend credit directly to the Company’s customers. The Company is obligated to purchase and assume ownership of the receivables after a contractual holding period by the Credit Issuers, generally one or two business days. The purchase price includes the unpaid balance of the loan receivable, plus accrued interest during the Credit Issuers’ holding periods, plus an origination fee.

We recognize finance charge and fee income on customer accounts receivable according to the contractual provisions of the credit account agreements. An estimate of uncollectible finance charge and fee income is included in the allowance for doubtful accounts.

We maintain an allowance for doubtful accounts at a level intended to absorb estimated probable losses inherent in customer accounts receivable, including accrued finance charges and fees as of the balance sheet date. The provision for doubtful accounts is included in net credit expense (income) in the consolidated statements of operations. Upon charge-off, any unpaid principal is applied to the allowance for doubtful accounts and any accrued but unpaid finance charges and fees are netted against finance charge and fee income with an offsetting equivalent reversal of the allowance for doubtful accounts through the provision for doubtful accounts.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

Changes in the allowance for doubtful accounts for the 26 weeks ended July 29, 2011 and July 30, 2010 are as follows (in thousands):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Allowance for doubtful accounts — beginning of period	$109,211	$98,394
Provision for doubtful accounts	53,235	44,839
Principal charge-offs	(45,902)	(40,813)
Recoveries	4,509	4,372

Allowance for doubtful accounts — end of period	$121,053	$106,792

As a percentage of period-end customer accounts receivable	20.1%	22.8%
As a percentage of balances 30+ days delinquent	123.9%	141.3%

The average time since origination of customer accounts affects the stability of delinquency and loss rates. Older accounts are typically more stable than more recently originated accounts. The peak delinquency rate for a new account vintage is approximately eight months after origination. Accounts past this peak delinquency curve exhibit greater stability in their performance. We estimate the allowance for doubtful accounts by segmenting customer accounts receivable by time since origination.

The time since origination of customer accounts and their related accounts receivable balance as of July 29, 2011, January 28, 2011 and July 30, 2010 are as follows (in thousands):

	July 29,	January 28,	July 30,
	2011	2011	2010

Time since origination, as segmented in our estimate of the allowance for doubtful accounts:
0 - 3 months	$23,111	$41,562	$19,535
4 - 6 months	27,885	28,037	16,482
7 - 9 months	46,068	29,871	30,664
10 - 12 months	27,552	21,284	19,695
13 - 15 months	34,105	39,104	18,831
16 - 18 months	14,401	24,813	15,885
19+ months	402,893	393,365	326,082
Impaired (a)	27,243	24,011	21,937

Period-end customer accounts receivable	$603,258	$602,047	$469,111

(a)	Includes qualified hardship, bankrupt, deceased, and re-aged customer accounts.

4. Net Income (Loss) Per Share
Basic net income (loss) per common share is computed under the two-class method. This method requires net income to be reduced by the amount of dividends or accretion (distributed earnings) during the period for each class of stock. Undistributed earnings for the period are allocated to participating securities based on the contractual participation rights of the security to share in those current earnings assuming all the earnings for the period are distributed. Our Preferred Stock are participating securities

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

due to preferred stockholder participation rights related to cash dividends declared by the Company. No allocation was made to Preferred Stock for periods where an undistributed net loss existed. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares and common share equivalents. Common share equivalents include, to the extent dilutive, incremental common shares issuable upon the exercise of stock options, the exercise of stock warrants, nonvested restricted stock awards, and the conversion of Preferred Stock to common stock. The dilutive effect of stock options, restricted stock awards and stock warrants is computed using the treasury stock method. The dilutive effect of Preferred Stock is computed using the if-converted method as prescribed by the two-class method, because it is more dilutive than the treasury method.

The following table sets forth the computation of basic and diluted net income (loss) per share for the 26 weeks ended July 29, 2011 and July 30, 2010, respectively (in thousands, except per share data):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Basic and Diluted Earnings per Share (Two-Class Method)
Net (loss) income	$(34,662)	$4,068
Less: Preferred Stock accretion	(7,161)	(6,691)

Undistributed loss	$(41,823)	$(2,623)

Distributed Earnings per Share — Basic and Diluted
Preferred Stock accretion	$7,161	$6,691
Weighted-average preferred shares outstanding	15,874	15,853

Distributed earnings per share — preferred	$0.45	$0.42

Undistributed Earnings per Share — Basic
Undistributed loss	$(41,823)	$(2,623)
Preferred ownership	85.6%	87.9%

Preferred shareholders interest in undistributed income	$—	$—

Weighted-average preferred shares	15,874	15,853

Undistributed earnings per share — preferred	$—	$—

Undistributed loss	$(41,823)	$(2,623)
Common ownership	14.4%	12.1%

Common shareholders interest in undistributed loss	$(41,823)	$(2,623)

Weighted-average common shares outstanding — basic	2,661	2,192

Total basic loss per share — common	$(15.72)	$(1.20)

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Diluted Earnings per Share (If-Converted Method)
Net loss available to common shareholders	$(41,823)	$(2,623)
Earnings distributed to preferred shareholders	—	—
Undistributed earnings allocated to preferred shareholders	—	—

Net loss used in diluted earnings per share	$(41,823)	$(2,623)

Weighted-average common shares outstanding — basic	2,661	2,192
Preferred Stock	—	—
Series A Preferred Stock warrants	—	—
Common share equivalents	—	—

Shares used to compute loss per common share — diluted	2,661	2,192

Total diluted loss per share	$(15.72)	$(1.20)

For the 26 weeks ended July 29, 2011 and July 30, 2010, the following securities were not included in the calculation of fully diluted shares outstanding as the effect would have been anti-dilutive (in thousands):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Preferred Stock	28,502	133,311
Common stock warrants	2,646	2,758
Unvested restricted stock awards	929	1,216
Series A Preferred Stock warrants	441	441
Common stock options	497	403

	33,015	138,129

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

5. Financing

Outstanding financing agreements as of July 29, 2011, January 28, 2011 and July 30, 2010, are as follows (in thousands):

	July 29,	January 28,	July 30,
	2011	2011	2010

Short-term debt:
A/R Credit Facility — Revolving Credit Tranche (Tranche A)	$196,000	$215,000	$—
Senior Secured Revolving Credit Facility	—	—	211,000
Inventory Line of Credit	22,867	10,100	12,261
Other notes payable	45	409	828

Short-term debt	$218,912	$225,509	$224,089

Long-term debt:
A/R Credit Facility — Term Loan Tranche (Tranche B)	$75,000	$75,000	$—
13% Senior Subordinated Secured Notes — net of discount of $984, $1,281 and $1,579, respectively	29,016	28,719	28,421
Debt due to affiliates	400	400	400
Other notes payable	337	355	374

Long-term debt	$104,753	$104,474	$29,195

Interest Expense — net for the 26 weeks ended July 29, 2011 and July 30, 2010, is as follows (in thousands):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Interest on debt	$12,541	$14,041
Amortization of deferred charges	1,955	1,805
Amortization of original issue discount	297	297
Interest income	(1)	(1)

Interest expense — net	$14,792	$16,142

Eligible Underlying Receivables portfolio covenants — Violation of any Eligible Underlying Receivables portfolio covenant is an event of default under the A/R Credit Facility. If an event of default is not cured within the agreed upon time period, or if a waiver from the lenders is not granted, the

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

outstanding balance becomes due immediately. The following table compares portfolio covenant levels to actual as of July 29, 2011:

Covenant	Covenant Level		Actual

Principal Payment Rate (three-month average)	> 5.00%		5.57%
Principal Default Ratio (three-month average)	< 24.00%		13.72%
Principal Delinquency Ratio (three-month average)	< 14.50%		8.70%
Excess Spread (three-month average)	> 8.00%		28.59%
Adjusted Excess Spread (three-month average)	> (4	.00)%	18.68%
Principal Delinquency Ratio (one month)	< 16.00%		9.37%
Total Payment Rate (one month)	> 6.50%		8.34%

In addition to Eligible Underlying Receivables portfolio covenants, there are certain Eligible Underlying Receivables portfolio performance thresholds that, if not met, require us to provide additional cash collateral. We are also subject to financial and other covenants under the A/R Credit Facility, Inventory Line of Credit, and Senior Subordinated Secured Notes that, if not met, is an event of default, subject to certain grace periods or waivers.

As of July 29, 2011 and July 30, 2010, we were in compliance with all Eligible Underlying Receivables portfolio, financial and other covenants.

6.	Fair Value Measurements and Fair Value of Financial Instruments

Accounting standards define fair value, outline a framework for measuring fair value, and detail the required disclosures about fair value measurements. Under these standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or most advantageous market. Standards establish a hierarchy in determining the fair market value of an asset or liability. The fair value hierarchy has three levels of inputs, both observable and unobservable. Standards require the utilization of the highest possible level of input to determine fair value.

Level 1 inputs include quoted market prices in an active market for identical assets or liabilities.

Level 2 inputs are market data, other than Level 1, that are observable either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities, quoted market prices in an inactive market, and other observable information that can be corroborated by market data.

Level 3 inputs are unobservable and corroborated by little or no market data.

Conversion Feature — Holders of Preferred Stock have the option, at any time, to convert shares of Preferred Stock into common stock, initially upon issuance on a one-to-one basis, subject to certain adjustments, including, but not limited to, accrued and unpaid dividends on the Preferred Stock. All outstanding shares of Preferred Stock shall be automatically converted immediately upon the closing of a Qualified Public Offering.

All outstanding shares of Preferred Stock shall, upon the vote or written consent of holders of 66% of the Series B Preferred Stock, be automatically converted into common stock.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

The conversion feature is considered a derivative liability under ASC 815-10. Changes in the fair value of this derivative liability are included in gain or loss from derivatives in our own equity in the consolidated statement of operations. The liabilities associated with these derivatives are recoded as derivative liabilities in our own equity on the consolidated balance sheets.

Fair value of the conversion feature is estimated using the probability weighted expected return method. In applying the probability weighted expected return method, a range of estimated equity values is determined at various assumed liquidation dates. The aggregate estimated liquidity event date equity value is then allocated to the Preferred Stock and common stock based on each class’s respective economic rights and preferences. The estimated liquidity event date value of each class of equity is then discounted to the present using discount rates that reflect the relative risk inherent in each class of stock. The aggregate estimated liquidity event date equity value is also allocated to each class of stock assuming the Series B Preferred Stock and Series A Preferred Stock did not include a conversion feature. In this allocation the aggregate value of the Series B Preferred Stock’s and Series A Preferred Stock’s liquidation preference and accrued dividends at the time of the liquidity event were discounted to the present using risk adjusted rates for the Company’s fixed income securities. The estimated value of the conversion feature included in the Series B Preferred Stock and the Series A Preferred Stock for each scenario in the probability weighted expected return analysis equals the difference between the estimated fair value of the stock with and without the conversion feature. The estimated value of the conversion feature from each scenario was probability weighted to estimate fair value.

The expected equity growth rate used in the analysis was based on estimated Adjusted EBITDA over the period until the liquidity event, and a range of valuation multiples based on observed market multiples for a group of the Company’s publicly traded peers.

The assumptions used to estimate the fair value of the conversion feature as of and for the 26 weeks ended July 29, 2011 and the fiscal year ended January 28, 2011 were as follows:

	26 Weeks Ended	Fiscal Year Ended
	July 29, 2011	January 28, 2011

Average annual growth rates	15.5% to 18.1%	15.8% to 23.8%
Equity discount rate	19.0% to 20.0%	20.0% to 22.0%
Discount rate for the fixed income components of Preferred Stock	16.0% to 18.0%	18.0% to 20.0%
Probability of a liquidity event occurring in:
One year	60.0%	60.0%
Two years	30.0%	30.0%
Three years	5.0%	5.0%
Four years	5.0%	5.0%

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

Warrants — As of July 29, 2011, we had outstanding warrants to purchase shares of our Series A Preferred Stock and common stock as follows:

			Warrant	Number of Warrants Outstanding
			Fair Value	Series A
			per Share at	Preferred	Common
Issue Date	Expiration Date	Exercise Price	Grant Date	Stock	Stock	Classification

February 24, 2004	June 21, 2012	$0.95	$0.95		334,732	Liability
November 1, 2004	June 21, 2012	0.95	0.95		15,075	Liability
March 24, 2006	March 23, 2016	0.01	0.10	41,742,458	—	Liability
May 15, 2008	May 15, 2018	0.95	0.00		2,282,099	Liability

				41,742,458	2,631,906

All of our warrants outstanding at July 29, 2011, contain a provision that allows the holders to cash settle the award once a qualifying contingent event occurs. Most of these events relate to a sale or liquidation of the Company. As a result, we are required to account for the warrants as derivatives with changes in fair value being recorded as a gain or loss from derivatives in our own equity. When the warrants expire, exercise or are otherwise settled, the derivative liability will be reclassified into shareholders’ equity (deficit).

The assumptions used to estimate the fair value of the common stock warrants and Series A Preferred Stock warrants as of and for the 26 weeks ended July 29, 2011 and the fiscal year ended January 28, 2011 were as follows:

	26 Weeks Ended	Fiscal Year Ended
	July 29, 2011	January 28, 2011

Expected volatility	35.1%	38.3%
Expected term (years)	0.89 - 1.50	1.40 - 2.00
Risk-free interest rate	0.28% - 0.41%	0.58%

Contingent Fee — Upon closing of our Senior Secured Revolving Credit Facility, we entered into a contingent fee agreement (“Contingent Fee”) whereby the Company agrees to pay the lenders a fee contingent upon the occurrence of a defined liquidation, sale, or change of control transaction. A fee is also payable in connection with an initial public offering (“IPO”) by the Company, unless no Preferred Stock is outstanding thereafter, in which case no fee is payable and the agreement terminates. The fee ranges from $0 to $28.9 million based on the timing and value of the Company’s equity (including warrants outstanding) at the time of a liquidation, sale, or change of control transaction occurring before May 15, 2018. The Contingent Fee is considered a derivative liability under ASC 815-10. Changes in the fair value of this derivative liability are included in gain or loss from derivatives in our own equity in the consolidated statement of operations. The liabilities associated with these derivatives are recorded as derivative liabilities in our own equity on our consolidated balance sheet.

Fair value of the Contingent Fee is estimated using the probability weighted expected return method. In applying the probability weighted expected return method, a range of estimated equity values is determined at various assumed liquidation dates. Based on the estimated liquidity event date equity value the amount required to satisfy the contingent fee is calculated. The aggregate value of the

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

contingent fee is then discounted to the present using discount rates based on the estimated yield that would be required on the Company’s subordinated debt.

The expected equity growth rate used in the analysis was based on estimated Adjusted EBITDA over the period until the liquidity event, and a range of valuation multiples based on observed market multiples for a group of the Company’s publicly traded peers.

The assumptions used to estimate the fair value of the Contingent Fee as of and for the 26 weeks ended July 29, 2011 and the fiscal year ended January 28, 2011 were as follows:

	26 Weeks Ended	Fiscal Year Ended
	July 29, 2011	January 28, 2011

Average annual growth rates	15.5% to 18.1%	15.8% to 23.8%
Discount rate	15.0%	16.0%
Probability of a liquidity event occurring in:
One year	60.0%	60.0%
Two years	30.0%	30.0%
Three years	5.0%	5.0%
Four years	5.0%	5.0%

The following table shows assets and liabilities measured at fair value on a recurring basis as of July 29, 2011, January 28, 2011, and July 30, 2010, and the input categories associated with those assets and liabilities (in thousands):

	Fair Value Measurement Using Level 3
	July 29,	January 28,	July 30,
	2011	2011	2010

Liabilities — Fair value of warrants	$29,024	$15,281	$4,174
Liabilities — Fair value of conversion feature in preferred stock	65,600	24,200	500
Liabilities — Fair value of Contingent Fee	800	3,800	6,000

	$95,424	$43,281	$10,674

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

The changes in Level 3 liabilities measured at fair value on a recurring basis for the 26 weeks ended July 29, 2011 and July 30, 2010, are as follows (in thousands):

Fair Value of
Derivative
Liabilities

Balance January 29, 2010	$10,674
Change in fair value of derivatives in our own equity	—

Balance July 30, 2010	$10,674

Balance January 28, 2011	$43,281
Change in fair value of common stock warrants	11,860
Change in fair value of preferred warrants	1,883
Change in fair value of conversion feature in preferred stock	41,400
Change in fair value of Contingent Fee	(3,000)

Balance July 29, 2011	$95,424

7. Stock-Based Compensation

Stock Options — A summary of our stock option activity for the 26 weeks ended July 30, 2010 and July 29, 2011, is as follows:

		Weighted-	Weighted-
		Average	Average
		Exercise	Remaining
		Price	Contractual
	Stock Options	Per Share	Term (Years)

Outstanding — January 29, 2010	357,015	$4.97	6.9
Granted	208,784	0.38
Forfeited	(35,299)	17.06
Exercised	(30,697)	1.83

Outstanding — July 30, 2010	499,803	$2.39	7.5

Outstanding — January 28, 2011	508,571	$2.28	7.6
Granted	4,224	4.64
Forfeited	(15,598)	2.47
Exercised	(20,630)	2.13

Outstanding — July 29, 2011	476,567	$2.30	7.2

Exercisable — July 29, 2011	257,960	$3.58	6.0

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

Other information pertaining to options for the 26 weeks ended July 29, 2011 and July 30, 2010, are as follows (in thousands, except per share amounts):

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Weighted-average grant date fair value of stock options granted	$1.02	$0.08
Cash received from the exercise of stock options	40	56
Stock-based compensation expense	12	12

At July 29, 2011, there was approximately $0.1 million of unrecognized stock option compensation expense related to nonvested stock options that is expected to be recognized over a weighted-average period of approximately 2.5 years.

Determining Fair Value — We utilize a third-party valuation advisor to assist management in determining the fair value of options granted using the BSM option-pricing model based on the grant price and assumptions regarding the expected term, expected volatility, dividends, risk-free interest rate, and forfeiture rate. A description of significant assumptions used to estimate the expected volatility, expected term, risk-free interest rate, and forfeiture rate are as follows:

•	Expected Volatility — Expected volatility was determined based on historical volatility of stock prices of a public company peer group.

•	Expected Term — Expected term represents the period that stock-based awards are expected to be outstanding and was determined based on historical experience and anticipated future exercise patterns, considering the contractual terms of unexercised stock-based awards.

•	Risk-Free Interest Rate — The risk-free interest rate was based on the implied yield currently available on U.S. Treasury zero-coupon issues with a term equal to the expected term.

•	Forfeiture Rate — We use historical data to estimate forfeitures.

The assumptions used to calculate the fair value of awards granted during the 26 weeks ended July 29, 2011 and July 30, 2010, using the BSM option-pricing model were as follows:

	26 Weeks Ended
	July 29,	July 30,
	2011	2010

Expected volatility	36.4%	30.0%
Expected term (years)	1.9	3.0
Risk-free interest rate	0.6%	1.4%
Forfeiture rate	30.0%	30.0%
Expected dividend yield	—	—

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

Restricted Stock Awards — A summary of our restricted stock activity for the 26 weeks ended July 30, 2010 and July 29, 2011, is as follows:

		Weighted-
		Average
	Restricted	Grant Date
	Stock	Fair Value

Outstanding — January 29, 2010	1,375,427	$0.49
Granted	—	—
Forfeited	—	—
Vested	(378,484)	0.59

Outstanding — July 30, 2010	996,943	$0.45

Outstanding — January 28, 2011	1,031,140	$0.46
Granted	68,130	5.15
Forfeited	(4,224)	0.85
Vested	(344,253)	0.48

Outstanding — July 29, 2011	750,793	$0.88

At July 29, 2011, there was approximately $0.6 million of unrecognized compensation expense related to nonvested restricted stock awards that is expected to be recognized over a weighted-average period of approximately 2.0 years.

8. Income Taxes

The provision for income taxes is based on the current estimate of the annual effective tax rate and is adjusted as necessary for discrete events occurring in a particular period. We classify interest and penalties as an element of tax expense. The amount of tax related interest and penalties for 26 weeks ended July 29, 2011 and July 30, 2010, respectively, was not material.

We recognize income tax liabilities related to unrecognized tax benefits in accordance with the FASB’s authoritative guidance related to uncertain tax positions and adjust these liabilities when our judgment changes as the result of the evaluation of new information. It is reasonably possible that within the next 12 months unrecognized benefits related to federal income taxes will decrease by approximately $1.9 million as a result of the expiration of statute of limitations.

9. Commitments and Contingencies

We are periodically involved in various legal proceedings arising in the ordinary course of business. In the opinion of management, any losses that may occur from these matters are adequately covered by insurance or are provided for in the consolidated financial statements if the liability is probable and estimable in accordance with GAAP. The ultimate outcomes of these matters are not expected to have a material effect on our consolidated results of operations or financial position. Legal costs for these matters are expensed as incurred.

During fiscal 2009, we received a letter from the North Carolina Department of Revenue asserting the Company’s potential retroactive sales tax collection responsibility resulting from new legislation enacted by the state relating to online Web affiliate programs. We ceased our online affiliate relationship in

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

North Carolina prior to the effective date of the state’s new law and are vigorously contesting North Carolina’s assertions of potential liability. At this time, we are unable to accurately estimate the amount of potential exposure, if any, for previously uncollected sales taxes on the sales made prior to August 7, 2009, the effective date of the newly enacted legislation.

10. Pro Forma (unaudited)

Our Board of Directors has authorized the Company to file a Registration Statement with the United States Securities and Exchange Commission (“SEC”) permitting the Company to sell shares of common stock in an IPO.

The unaudited pro forma balance sheet reflects the following events as if they had occurred at July 29, 2011:

•	the conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•	the payment of the accrued and unpaid dividends payable to our preferred stockholders upon conversion of their shares of preferred stock into shares of our common stock in the form of additional shares of common stock on the closing of this offering;

•	the lapse of certain anti-dilution rights of the holders of the 2,282,099 common stock warrants issued May 2008;

•	the termination of a contingent fee agreement; and

•	the issuance of additional common stock warrants as an anti-dilution adjustment due to the payment of accrued and unpaid dividends on our preferred stock in the form of common stock.

BLUESTEM BRANDS, INC.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
As of and For the 26 Weeks Ended July 29, 2011 and July 30, 2010

Upon giving effect to the items discussed above as of the beginning of the fiscal periods presented below, basic and diluted earnings per share would be as follows (in thousands, except per share information):

	26 Weeks	Fiscal Year
	Ended	Ended
	July 29,	January 28,
	2011	2011

Net loss available to common shareholders, as presented	$(41,823)	$(25,058)

Impact of pro forma adjustments:
Loss from derivatives in our own equity	$48,684	$30,012
Series B Preferred Stock accretion	1,919	3,710
Series A Preferred Stock accretion	5,242	9,824

Impact of pro forma adjustments	55,845	43,546

Net income available to common shareholders, pro forma	$14,022	$18,488

Pro forma income per share:
Basic	$0.61	$0.85
Diluted	0.51	0.71

Weighted-average common stock outstanding
Basic and diluted, as presented	2,661	2,326
Conversion of Series B Preferred Stock	7,957	7,945
Conversion of Series A Preferred Stock	7,922	7,922
Conversion of Series B Preferred Stock accretion	688	422
Conversion of Series A Preferred Stock accretion	3,863	3,159

Pro forma weighted-average basic common stock outstanding	23,091	21,774
Common stock warrants	2,895	2,928
Issuance of additional common stock warrants as an anti-dilution adjustment to warrant holders	186	114
Unvested restricted stock awards	875	1,054
Common stock options	292	261

Pro forma weighted-average diluted common stock outstanding	27,339	26,131

Common stock options of 7,000 and 11,000 were excluded from the calculation of diluted shares outstanding as the effect would have been anti-dilutive for the 26 weeks ended July 29, 2011 and the fiscal year ended January 28, 2011, respectively.

11.	Subsequent Events

We have evaluated subsequent events occurring through October 31, 2011, which is the date the consolidated financial statements are issued.

In July 2011, we obtained commitments from the lenders under our A/R Credit Facility such that, effective upon our full repayment of the Term Loan Tranche and the Senior Subordinated Secured Notes (and satisfaction of other typical conditions), the maximum commitment of the lenders under the Revolving Credit Tranche will be increased from $290 million to $350 million and certain of our covenants will be adjusted. We refer herein to such commitments and the related changes to the A/R Credit Facility as the “July 2011 Amendment.” We anticipate that the July 2011 Amendment will become effective promptly following the completion of this offering.

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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

10,000,000 Shares

Bluestem Brands, Inc.

Common Stock

PROSPECTUS

Until          , 2011 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

Piper Jaffray
Wells Fargo Securities
Deutsche Bank Securities
Oppenheimer & Co.
William Blair & Company

          , 2011

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth all costs and expenses, other than the underwriting discounts and commissions payable by us, in connection with the offer and sale of the securities being registered. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Amount

SEC registration fee	$21,312
FINRA filing fee	18,900
NASDAQ Global Select Market listing fee	175,000
Legal fees and expenses	1,500,000
Accounting fees and expenses	2,000,000
Printing expenses	550,000
Transfer agent and registrar fees and expenses	10,000
Miscellaneous expenses	324,788

Total	$4,600,000

Item 14.	Indemnification of Directors and Officers.

We are a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to an action by reason of the fact that he or she was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with such action if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of an action by or in right of the corporation, no indemnification may generally be made in respect of any claim as to which such person is adjudged to be liable to the corporation. Our amended and restated certificate of incorporation and amended and restated bylaws, in the form that will become effective upon the closing of this offering, provide that we will indemnify and advance expenses to our directors and officers (and may choose to indemnify and advance expenses to other employees and other agents) to the fullest extent permitted by law; provided, however, that if we enter into an indemnification agreement with such directors or officers, such agreement controls.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

•	breach of a director’s duty of loyalty to the corporation or its stockholders;

•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or redemption of shares; or

•	transaction from which the director derives an improper personal benefit.

Our amended and restated certificate of incorporation, in the form that will become effective upon the closing of this offering, provides that our directors are not personally liable for breaches of fiduciary duties to the fullest extent permitted by the Delaware General Corporation Law.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

Section 145(g) of the Delaware General Corporation Law permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation. Our amended and restated bylaws, in the form that will become effective upon the closing of this offering, permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit indemnification. We have obtained a directors’ and officers’ liability insurance policy.

Prior to the closing of this offering we plan to enter into an underwriting agreement, which will provide that the underwriters are obligated, under some circumstances, to indemnify our directors, officers and controlling persons against specified liabilities.

Item 15.	Recent Sales of Unregistered Securities.

In the three years preceding the filing of this registration statement, we issued the securities indicated below that were not registered under the Securities Act. All share and price information in the table below does not reflect the impact of the conversion of all of our preferred stock into common stock upon the consummation of this offering, but does reflect the 1 for 94.67 reverse stock split of our common stock that became effective on September 9, 2011.

					Total
Person or Class of Person to whom Securities Sold	Type of Securities	Date of Sale	Preferred	Common	Consideration

Various investors (1)	Series B Preferred Stock	May 2008	750,839,038		$55,937,507
Director	Series B Preferred Stock	December 2010	1,342,462		$100,000
Director	Series B Preferred Stock	April 2011	1,075,268		$100,000
Employees and/or directors (option exercises)	common stock	January 2008		501	$950
Employees and/or directors (restricted stock awards)	common stock	August 2008		1,096,427		*
Employees and/or directors (option exercises)	common stock	August 2008		8,336	$15,784
Employees and/or directors (option exercises)	common stock	September 2008		642	$1,907
Employees and/or directors (restricted stock awards)	common stock	September 2008		24,294		*
Employees and/or directors (option exercises)	common stock	November 2008		207	$1,273
Employees and/or directors (restricted stock awards)	common stock	December 2008		16,372		*
Employees and/or directors (restricted stock awards)	common stock	February 2009		52,815		*
Employees and/or directors (restricted stock awards)	common stock	April 2009		228,209		*
Employees and/or directors (option exercises)	common stock	April 2009		2,112	$4,809
Employees and/or directors (option exercises)	common stock	May 2009		20,597	$39,000

					Total
Person or Class of Person to whom Securities Sold	Type of Securities	Date of Sale	Preferred	Common	Consideration

Employees and/or directors (option exercises)	common stock	June 2009		528	$450
Employees and/or directors (restricted stock awards)	common stock	June 2009		333,839		*
Employees and/or directors (restricted stock awards)	common stock	August 2009		77,845		*
Employees and/or directors (option exercises)	common stock	October 2009		20,074	$32,977
Employees and/or directors (restricted stock awards)	common stock	December 2009		54,927		*
Employees and/or directors (option exercises)	common stock	April 2010		1,188	$5,205
Employees and/or directors (option exercises)	common stock	May 2010		528	$725
Employees and/or directors (option exercises)	common stock	June 2010		26,604	$49,824
Employees and/or directors (option exercises)	common stock	July 2010		2,377	$425
Employees and/or directors (option exercises)	common stock	August 2010		3,102	$5,875
Employees and/or directors (option exercises)	common stock	September 2010		2,772	$3,737
Employees and/or directors (restricted stock awards)	common stock	November 2010		108,005		*
Employees and/or directors (option exercises)	common stock	November 2010		1,689	$2,545
Employees and/or directors (option exercises)	common stock	December 2010		1,440	$3,606
Employees and/or directors (option exercises)	common stock	January 2011		3,115	$4,721
Various investors (warrant exercises) (2)	common stock	February 2011		27,633	$275,000
Employees and/or directors (option exercises)	common stock	February 2011		264	$25
Existing investors (exchange)	common stock	April 2011		170,103	#
Employees and/or directors (restricted stock awards)	common stock	April 2011		68,130	*
Employees and/or directors (option exercises)	common stock	May 2011		264	$25
Employees and/or directors (option exercises)	common stock	June 2011		13,781	$29,125
Employees and/or directors (option exercises)	common stock	July 2011		6,321	$14,771

*	Grants of restricted stock under our 2008 Equity Incentive Plan pursuant to which the recipients did not pay cash consideration for their awards.

#	Common stock issued in exchanges for same number of common stock shares pursuant to exchange agreements.

footnotes continued on following page

(1)	Substantially all of these shares were sold to related parties, as described in the prospectus included in Part I of this registration statement under “Certain Relationships and Related Party Transactions — May 2008 Financings — Issuance of Series B Preferred Stock.”

(2)	The parties that exercised this warrant were transferees of a warrant that was originally issued to Piper Jaffray & Co. in February 2004.

The above-described sales of Series B Preferred Stock and warrant exercises were made in reliance upon the exemption from registration requirements of the Securities Act available under Section 4(2) of the Securities Act and Rule 506 of Regulation D. These sales did not involve any underwriters, underwriting discounts or commissions or any public offering. The recipients of the securities in these transactions represented that they were sophisticated persons and that they intended to acquire the securities for investment only and not with a view to, or for sale in connection with, any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such sales. We believe that the purchasers either received adequate information about us or had adequate access, through their relationships with us, to such information.

The exchanges of common stock referred to above were made in reliance upon the exemption from registration requirements of the Securities Act available under Section 3(a)(9) of the Securities Act.

All other issuances of common stock described above either represent grants of restricted stock under, or were made pursuant to the exercise of stock options granted under, our 2003 Plan, 2005 Plan or 2008 Plan to our officers, directors, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2003 Plan, 2005 Plan, and 2008 Plan all qualify as a compensatory benefit plan.

The following table sets forth information on the stock options issued by us in the three years preceding the filing of this registration statement.

			Grant Date
	Number of		Exercise Price
Date of Issuance	Options Granted		($/Sh)

April 5, 2011	4,224		$4.6388
December 7, 2010	1,056		$1.0414
November 4, 2010	22,179		$1.0414
July 22, 2010	10,743	*	$0.3787
June 18, 2010	145,228		$0.3787
April 9, 2010	52,813		$0.3787
December 8, 2009	6,337		$0.0947
September 23, 2009	7,393		$0.0947
July 23, 2009	6,337		$0.0947
June 19, 2009	1,056		$0.0947
April 7, 2009	10,562		$0.0947
December 9, 2008	11,616		$0.8520
September 30, 2008	67,163		$0.8520
September 16, 2008	1,056		$0.8520
August 8, 2008	62,317		$0.8520

*	Includes 7,575 options issued in exchange for options previously granted on April 9, 2003 at an exercise price of $75.736.

No cash consideration was paid to us by any recipient of any of the foregoing options for the grant of such options. All of the stock options described above were granted under our 2008 Plan to our officers, employees and consultants in reliance upon an available exemption from the registration requirements of the Securities Act, including those contained in Rule 701 promulgated under Section 3(b) of the Securities Act. Among other things, we relied on the fact that, under Rule 701, companies that are not subject to the reporting requirements of Section 13 or Section 15(d) of the Exchange Act are exempt from registration under the Securities Act with respect to certain offers and sales of securities pursuant to “compensatory benefit plans” as defined under that rule. We believe that our 2008 Plan qualifies as a compensatory benefit plan.

Item 16.	Exhibits and Financial Statement Schedules.

See the Exhibit Index following the signature page.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the purchase agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota on October 31, 2011.

BLUESTEM BRANDS, INC.

By:	/s/ Mark P. Wagener
Mark P. Wagener
Executive Vice President and
Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Brian A. Smith	Chairman and Chief Executive Officer (principal executive officer)	October 31, 2011

* Mark P. Wagener	Executive Vice President and Chief Financial Officer (principal financial officer)	October 31, 2011

* Brad T. Atkinson	Vice President and Corporate Controller (principal accounting officer)	October 31, 2011

* Michael M. Brown	Director	October 31, 2011

* John A. Giuliani	Director	October 31, 2011

* Roy A. Guthrie	Director	October 31, 2011

* Michael A. Krupka	Director	October 31, 2011

* Alice M. Richter	Director	October 31, 2011

* Scott L. Savitz	Director	October 31, 2011

/s/ Mark P. Wagener

By:	Mark P. Wagener
Attorney-in-Fact

*	Signed on individual’s behalf by attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1#	Composite Certificate of Incorporation of the Registrant, as in effect prior to that certain Fourth Certificate of Amendment filed September 9, 2011
3	.2#	Fourth Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation of Bluestem Brands, Inc., filed and effective as of September 9, 2011
3.3		Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering
3	.4#	Bylaws of the Registrant, as currently in effect
3	.5#	Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
4	.1#	Specimen Common Stock Certificate of the Registrant
4	.2#	Stock Purchase Agreement related to the Series A Preferred Stock dated as of February 24, 2004, among the Registrant, Bain Capital Venture Fund, L.P., Battery Ventures VI, L.P., Petters Company, Inc., Theodore Deikel, and the Other Purchasers named on Schedule I thereto
4	.3#	Supplement No. 1 to Stock Purchase Agreement related to the Series A Preferred Stock dated as of October 27, 2004, among the Registrant, Bain Capital Venture Fund, L.P., Battery Ventures VI, L.P., Petters Company, Inc., CIGPF I Corp., and the Supplemental Purchasers named on Supplemental Schedule I thereto
4	.4#	Supplement No. 2 to Stock Purchase Agreement related to the Series A Preferred Stock dated as of November 1, 2004, among the Registrant, Bain Capital Venture Fund, L.P., Battery Ventures VI, L.P., Petters Company, Inc., CIGPF I Corp., and the Supplemental Purchasers named on Supplemental Schedule I thereto
4	.5#	Stock Purchase Agreement related to Series B Preferred Stock dated as of May 15, 2008, among the Registrant, Bain Capital Venture Fund 2007, L.P., Battery Ventures VI, L.P., Prudential Capital Partners II, L.P. and the Other Purchasers named on Schedule I thereto
4	.6#	Amended and Restated Stockholders Agreement dated as of May 15, 2008, among the Registrant, the Investors listed on Exhibit A thereto and the Stockholders listed on Exhibit B thereto
4	.7#	Amended and Restated Investor Rights Agreement dated as of May 15, 2008, among the Registrant and the Investors listed on Exhibit A thereto
4	.8#	Common Stock Purchase Warrant dated as of February 24, 2004, issued to CIGPF I Corp.
4	.9#	Common Stock Purchase Warrant dated as of November 1, 2004, issued to CIGPF I Corp.
4	.10#	Series A Preferred Stock Purchase Warrant dated as of March 24, 2006, issued to Prudential Capital Partners II, L.P.
4	.11#	Series A Preferred Stock Purchase Warrant dated as of March 24, 2006, issued to Prudential Capital Partners (Parallel Fund) II, L.P.
4	.12#	Series A Preferred Stock Purchase Warrant dated as of March 24, 2006, issued to Prudential Capital Partners Management Fund II, L.P.
4	.13#	Common Stock Purchase Warrants dated as of May 15, 2008, issued to Eton Park Fund, L.P., and Amendment dated March 29, 2011
4	.14#	Common Stock Purchase Warrants dated as of May 15, 2008, issued to CCP Credit Acquisition Holdings, L.L.C., and Amendment dated March 29, 2011
4	.15#	Common Stock Purchase Warrant dated as of May 15, 2008, issued to DB FHUT LLC, and Amendment dated March 29, 2011
4	.16#	Common Stock Purchase Warrant dated as of May 15, 2008, issued to FCOF UB Investments LLC, and Amendment dated March 29, 2011
4	.17#	Common Stock Purchase Warrant dated as of May 15, 2008, issued to FPF FHUT LLC, and Amendment dated March 29, 2011

Exhibit
Number		Description

4	.18#	Common Stock Purchase Warrant dated as of May 15, 2008, issued to Goldman, Sachs & Co. , and Amendment dated March 29, 2011
4	.19#	Amendment No. 1 to Amended and Restated Stockholders Agreement dated May 20, 2011, among the Registrant and the Investors and Common Stockholders party thereto
4	.20#	Amendment No. 1 to Amended and Restated Investor Rights Agreement dated May 20, 2011, among the Registrant and the Investors party thereto
4	.21#	Amendment No. 1 to Series A Preferred Stock Warrant dated as of June 28, 2011 by and between Prudential Capital Partners II, L.P. and Registrant
4	.22#	Amendment No. 1 to Series A Preferred Stock Warrant dated as of June 28, 2011 by and between Prudential Capital Partners (Parallel Fund) II, L.P. and Registrant
4	.23#	Amendment No. 1 to Series A Preferred Stock Warrant dated as of June 28, 2011 by and between Prudential Capital Partners Management Fund II, L.P. and Registrant
5.1		Opinion of Faegre & Benson LLP
10	.1#	2003 Equity Incentive Plan of the Registrant
10	.2(i)#	Form of Non-Qualified Stock Option Agreement (Executives) under 2003 Equity Incentive Plan
10	.2(ii)#	Form of Incentive Stock Option Agreement (Non-Executives) under 2003 Equity Incentive Plan
10	.2(iii)#	Form of Restricted Stock Agreement (CEO) under 2003 Equity Incentive Plan
10	.2(iv)#	Form of Restricted Stock Agreement (Executives) under 2003 Equity Incentive Plan
10	.2(v)#	Form of Restricted Stock Agreement (Non-Executives) under 2003 Equity Incentive Plan
10	.3#	2005 Non-Employee Directors Equity Compensation Plan of the Registrant
10	.4(i)#	Form of Non-Qualified Stock Option Agreement under 2005 Non-Employee Directors Equity Compensation Plan
10	.4(ii)#	Form of Restricted Stock Award Agreement under 2005 Non-Employee Directors Equity Compensation Plan
10	.5#	2008 Equity and Incentive Plan of the Registrant
10	.6(i)#	Form of Non-Qualified Stock Option Agreement (CEO Direct Reports) under 2008 Equity and Incentive Plan
10	.6(ii)#	Form of Non-Qualified Stock Option Agreement (Executive Employees) under 2008 Equity and Incentive Plan
10	.6(iii)#	Form of Non-Qualified Stock Option Agreement (Non-Executive Employees) under 2008 Equity and Incentive Plan
10	.6(iv)#	Form of Restricted Stock Agreement (CEO) under 2008 Equity and Incentive Plan
10	.6(v)#	Form of Restricted Stock Agreement (CEO Direct Reports) under 2008 Equity and Incentive Plan
10	.6(vi)#	Form of Restricted Stock Agreement (Executive Employees) under 2008 Equity and Incentive Plan
10	.6(vii)#	Form of Restricted Stock Agreement (Non-Employee Independent Directors) under 2008 Equity and Incentive Plan
10	.7#	2011 Long-Term Incentive Plan of the Registrant
10	.8(i)#	Form of Non-Statutory Stock Option Agreement under 2011 Long-Term Incentive Plan
10	.8(ii)#	Form of Restricted Stock Agreement under 2011 Long-Term Incentive Plan
10	.8(iii)#	Form of Restricted Stock Agreement (Non-Employee Director) under 2011 Long-Term Incentive Plan
10	.9#	Credit Agreement dated as of August 20, 2010, by and among Fingerhut Receivables I, LLC, the Tranche A Lender Parties, Tranche B Lender Parties, Goldman Sachs Bank USA, as Administrative Agent, Collateral Agent, Joint Lead Arranger, Joint Bookrunner and Syndication Agent and Documentation Agent, and J.P. Morgan Securities Inc., as Joint Lead Arranger and Joint Bookrunner
10	.10#	First Amendment and Waiver to Servicing Agreement dated as of April 21, 2011 by and among the Registrant, Fingerhut Receivables I, LLC and Goldman Sachs Bank USA

Exhibit
Number		Description

10	.11#	Guaranty dated as of August 20, 2010, by and among the Registrant as Guarantor, Fingerhut Receivables I, LLC, the Lenders party thereto from time to time, Goldman Sachs Bank USA, as Administrative Agent, Collateral Agent, Joint Lead Arranger, Joint Bookrunner, Syndication Agent and Documentation Agent, and J.P. Morgan Securities Inc., as Joint Lead Arranger and Joint Bookrunner
10	.12#	Letter agreement dated as of August 20, 2010, by and among the Registrant and Goldman Sachs Bank USA
10	.13#	Servicing Agreement, dated August 20, 2010, between the Registrant, Fingerhut Receivables I, LLC and Goldman Sachs Bank USA
10	.14#	Second Amended and Restated Credit Agreement, dated as of August 20, 2010 among the Registrant, the Lenders thereto, JP Morgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Bookrunner and Sole Lead Arranger
10	.15#	Limited Waiver and Amendment No. 1 to Second Amended and Restated Credit Agreement, dated as of April 21, 2011, by and among the Registrant, the Lenders thereto, and JP Morgan Chase Bank, N.A., as Administrative Agent
10	.16#	Second Amended and Restated Pledge and Security Agreement dated as of August 20, 2010 among the Registrant and JPMorgan Chase Bank, N.A.
10	.17#	Securities Purchase Agreement dated as of March 23, 2006, as amended, between the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P. related to $30,000,000 in 13% Senior Subordinated Secured Notes Due March 24, 2013 and Warrants
10	.18#	Letter Agreement dated as of June 21, 2007, to the Securities Purchase Agreement dated as of March 23, 2006, as amended, between the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P.
10	.19#	Letter Agreement dated as of May 15, 2008, to the Securities Purchase Agreement dated as of March 23, 2006, as amended, between the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P.
10	.20#	Letter Agreement dated as of July 31, 2009, to the Securities Purchase Agreement dated as of March 23, 2006, as amended, between the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P.
10	.21#	Letter Agreement dated as of August 20, 2010, to the Securities Purchase Agreement dated as of March 23, 2006, as amended, between the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P.
10	.22#	Letter Agreement dated as of April 21, 2011, to the Securities Purchase Agreement dated as of March 23, 2006, as amended, between the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P.
10	.23#	Third Amended and Restated Pledge and Security Agreement dated as of August 20, 2010, between the Registrant and Prudential Capital Partners II, L.P.,
10	.24†#	Amended and Restated Program Agreement dated as of August 20, 2010, between MetaBank and the Registrant
10	.25†#	Amended and Restated Receivables Sale Agreement dated as of August 20, 2010, between MetaBank and the Registrant
10	.26†#	Back-up Originator Agreement for Gettington Credit Program dated as of August 20, 2010, between MetaBank and the Registrant
10	.27†#	Amended and Restated Revolving Loan Product Program Agreement dated as of August 20, 2010, between WebBank and the Registrant

Exhibit
Number		Description

10	.28†#	Amended and Restated Receivables Sale Agreement dated as of August 20, 2010, between WebBank and the Registrant
10	.29†#	Back-up Originator Revolving Loan Product Agreement dated as of January 19, 2011, between WebBank and the Registrant
10	.30†#	Back-up Originator Receivables Sale Agreement dated as of January 19, 2011 between WebBank and the Registrant
10	.31#	Lease dated as of February 1, 2009, between Welsh Fingerhut MN, LLC and the Registrant, related to distribution facilities located at 6250 Ridgewood Rd, St. Cloud, MN
10	.32#	Collective Bargaining Agreement dated as of April 1, 2011, between Bluestem Fulfillment, Inc. and Chicago and Midwest Joint Board, an affiliate of Workers United/SEIU
10	.33#	Commitment Letter dated July 19, 2011, by Goldman Sachs Bank USA, as Administrative Agent and Lender, and J.P. Morgan Chase Bank, N.A., The Royal Bank of Scotland plc, Riverside Funding LLC, Deutsche Bank AG, New York Branch, and PNC Bank, National Association, each a Lender, and accepted by the Registrant and Fingerhut Receivables I, LLC
10	.34#	Amendment No. 3 to Second Amended and Restated Credit Agreement dated July 19, 2011, among the Registrant, each of the Lenders party to the Credit Agreement and J.P. Morgan Chase Bank, N.A., as Administrative Agent
10.35		Amendment Letter dated October 25, 2011, by Goldman Sachs Bank USA, as Administrative Agent and Lender, and J.P. Morgan Chase Bank, N.A., The Royal Bank of Scotland PLC, Windmill Funding Corporation, PNC Bank, National Association, and Riverside Funding LLC, each a Lender, and accepted by the Registrant and Fingerhut Receivables I, LLC
10.36		Amendment No. 2 to Second Amended and Restated Credit Agreement dated July 1, 2011, among Registrant, each of the Lenders party to the Credit Agreement and J.P. Morgan Chase Bank, N.A., as Administrative Agent
10.37		Letter Agreement dated as of July 1, 2011, to Securities Purchase Agreement dated as of March 23, 2006, as amended, among the Registrant, Prudential Capital Partners II, L.P., Prudential Capital Partners Management Fund II, L.P. and Prudential Capital Partners (Parallel Fund), II, L.P.
10.38		Second Amendment to Servicing Agreement, First Amendment to Bluestem letter Agreement and First Amendment to Security Agreement dated July 1, 2011 among Registrant, Fingerhut Receivables I, LLC and Goldman Sachs Bank USA
21	.1#	Subsidiaries of the Registrant
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Faegre & Benson (included in Exhibit 5.1)
24	.1#	Powers of Attorney
99	.1#	Schedule I — Condensed Parent Company Only Financial Statements

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
#	Previously filed as an Exhibit to this Registration Statement.